SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2008
Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

Portugal Telecom

Annual report 2007

Corporate governance report	238

Glossary	331

Board of Directors	333

Key figures	334

Additional information to shareholders	338

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company” refer to Portugal Telecom and its subsidiaries or any of them as the context.

Portugal Telecom

Portugal

Wireline	• Retail [PT Comunicações 100%]
Euro 1,962 million (revenues)	• Large corporates’ voice and data [PT Corporate 100%]
• SMEs’ voice and data [PT Prime 100%]
• ISP and broadband services [PT.COM 100%]

Mobile	• TMN 100%
Euro 1,543 million (revenues)

Main international assets

			Revenues (Euro million)
Vivo 31.38%	• Brazil	• Mobile	2,463
Médi Télécom 32.18%	• Morocco	• Mobile	438
Unitel 25% (*)	• Angola	• Mobile	649
CTM 28%	• Macao	• Wireline, mobile, Internet and data	207
MTC 34% (*)	• Namibia	• Mobile	118
CVT 40% (*)	• Cape Verde	• Wireline, mobile, Internet and data	68
CST 51% (*)	• São Tomé e Príncipe	• Wireline, mobile, Internet and data	8
Timor Telecom 41.12%	• East Timor	• Wireline, mobile, Internet and data	23
UOL 29%	• Brazil	• ISP, contents and Internet	197

(*) These stakes are held by Africatel, which is controlled 78% by PT.

Support companies

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];

Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%];

Call centres and telemarketing services [PT Contact 100%]; Pension funds management [Previsão 82.05%]

Message to Shareholders

Dear Shareholders,

The end of the takeover bid over Portugal Telecom, that had been ongoing for over a year, was a key event of the beginning of 2007. As such, from 2 March 2007, the board of directors, with the full support of the shareholders, initiated the execution of the proposed remuneration package which included the payment of dividends, together with a share buyback programme and the spin-off of PT Multimédia.

At the present time, and considering the dividend proposal on this year’s results, we can state that we have achieved, on the expected timing, over 80% of what we had promised without compromising the company’s financial position, its investment capacity and, therefore, its future.

The spin-off was the key element for the liberalisation of the telecoms sector in Portugal

PT Multimédia’s spin-off was proposed by PT in August 2006 and was not the Result of any regulation or legal imposition. As of November 13 2007, Portugal Telecom ceased to hold any shares in PT Multimedia, a measure that we consider to be beneficial to the telecommunications market in Portugal, since promotes competition.

With the spin-off, we have actively changed the competitive arena in Portugal and were responsible for the most important boost to competition ever witnessed in our market. Currently, in any of the telecoms segments where we operate – voice, broadband or TV – the two largest operators taken together have a dimension that is comparable to PT, which definitely overcomes the idea that our company holds a dominant market position in Portugal.

Brazil is and will continue to be an important market for Portugal Telecom

Vivo is currently the largest mobile operator in Brazil, and this position was further consolidated during 2007. The mature relationship that we maintain with our partner Telefónica was crucial in increasing the value of our holding and carrying out difficult but essential changes with a view to enhance Vivo’s competitiveness. The implementation of GSM, which we delivered in record time, is a good example of this, as it has allowed us to overcome a disadvantage to our competitors. At the present time, over 85% of our new clients are on GSM, and around 34% of the 34.4 million Vivo customers use this technology.

In August 2007, Vivo acquired Telemig, the mobile operator of the state of Minas Gerais, guaranteeing control of more than 4 million customers in the third richest state in Brazil. Also worth highlighting is the acquisition of 1,9 Ghz licenses for the regions of Brazil where Vivo did not yet operate, achieving full national coverage. In addition, Vivo secured 3G coverage for the entirety of its operational area in December, bringing in the means to consolidate its strong competitive position.

As a result of the faultless carrying out of these projects Vivo is today stronger and more competitive than a year ago, with very encouraging growth prospects.

Reinforced investment in Africa with the creation of Africatel and partnership with Helios

We have always stated that the African markets are an important part of our international strategy. In August 2007 we realised this commitment through a partnership with Helios Investment Partners, who have acquired a 22% stake on Africatel, the PT Group company that holds our interests in the sub-saharian region of the continent.

Through this strategic partnership with Helios we intend to continue developing and consolidating our operations in Africa, putting together our holdings and market knowledge to Helios’ strengths in the region and the financial discipline that such investors bring with them.

Africa is a market experiencing exponential growth, and we will continue to endeavor to translate such growth into value for our shareholders. We will be extremely selective on identifying opportunities for expansion, ensuring that we have an international strategy that truly delivers shareholder value.

Fixed-mobile convergence: structural changes to the business in Portugal

Regarding our operations in Portugal, we have initiated the implementation of a fixed and mobile convergence strategy. We are transforming our organisation in order to face this challenge and taking the necessary steps for the combined management of the business in Portugal. PT Portugal is underway and, in 2007, we started offering our clients integrated fixed-mobile telecommunication solutions.

The decision to launch a television service was also taken and is one of the highlights of 2007. This new area of business, where we are currently investing and will continue to do so in the coming years, is a key element of our strategy for residential customers going forward, a market segment where competition is already very strong and Portugal Telecom sees its commercial operations limited by an asymmetric regulatory framework.

Nevertheless, the commitment of our employees, this company’s capacity to innovate and launch new services, its investment capacity, the reach and coverage of our distribution, maintenance and client support networks, lead me to be optimistic towards the future.

We continue to be largest investor in the information society in Portugal

I must also emphasise Portugal Telecom’s contribution to the development of our country’s information society. This year we have invested nearly 240 million euros in “e.initiatives” such as “e.escolas”. We distributed around 68 thousand portable computers with Internet connection to young students, fostering the access to new technologies.

In terms of training and development, I also highlight PT’s commitment to the CMU programme in Portugal, which involves an investment of 5 million euros over five years. The retraining of our staff has also been a priority and in 2007, as part of the ‘New Opportunities’ scheme, 664 of our collaborators saw the skills acquired throughout their professional life certified, giving a positive contribution to the development of the company and the country.

The year 2007 has closed the ‘the takeover bid cycle’

The management team which I lead is pleased with the results achieved over the last two years and with the response given by our staff and shareholders to the challenges faced, which demonstrated a clear and continuing support to this team.

PT is a reference and a leader in the development of the information society in Portugal. We have high ambitions for the future, not just in the domestic market, but also abroad. With the superior quality of our human resources, I am certain that we will continue to contribute positively to the development of the countries where we operate and to create value to our shareholders.

Henrique Granadeiro

Chairman and CEO

01              Financial review

Consolidated income statement (1)

Euro million

	2007	2006	Δ 07/06
Operating revenues	6,148.4	5,765.3	6.6%
Wireline	1,843.5	1,953.0	(5.6)%
Domestic mobile • TMN	1,464.6	1,426.2	2.7%
Brazilian mobile • Vivo (1)	2,462.9	2,104.7	17.0%
Other	377.3	281.4	34.1%

Operating costs, excluding depreciation and amortisation	3,791.7	3,528.3	7.5%
Wages and salaries	638.1	633.5	0.7%
Post retirement benefits	(65.1)	(72.1)	(9.8)%
Direct costs	907.3	724.9	25.2%
Cost of products sold	656.1	580.6	13.0%
Support services	233.6	202.1	15.6%
Marketing and publicity	147.2	138.3	6.5%
Supplies and external services	945.6	928.5	1.8%
Indirect taxes	201.8	175.9	14.7%
Provision and adjustments	127.0	216.6	(41.4)%

EBITDA (2)	2,356.7	2,237.0	5.3%
Depreciation and amortisation	1,123.1	1,130.7	(0.7)%
Income from operations (3)	1,233.6	1,106.3	11.5%

Other expenses (income)	317.9	129.2	146.0%
Curtailment costs, net	275.6	19.0	n.m.
Gains on disposal of fixed assets, net	(2.8)	(5.1)	(45.7)%
Other costs, net	45.1	115.4	(60.9)%
Income before financial results and taxes	915.7	977.1	(6.3)%

Financial expenses (income)	(116.8)	118.4	n.m.
Net interest expenses	197.4	220.1	(10.3)%
Net foreign currency exchange losses/(gains)	12.4	(4.5)	n.m.
Gains on financial assets and other investments, net	(248.8)	(18.3)	n.m.
Equity in earnings of associated companies, net	(126.1)	(130.6)	(3.4)%
Net other financial expenses	48.3	51.8	(6.7)%

Income before income taxes	1,032.5	858.6	20.3%
Provision for income taxes	(243.3)	21.4	n.m.

Income from continuing operations	789.2	880.0	(10.3)%
Net income from discontinued operations	45.5	74.1	(38.7)%
Losses (income) attributable to minority interests	(92.8)	(87.4)	6.3%
Consolidated net income	741.9	866.8	(14.4)%

(1) Considering a Euro/Real average exchange rate of 2.6661 in 2007 and 2.7315 in 2006. (2) EBITDA = operating income + depreciation and amortisation. (3) Operating income = income before financial results and taxes + work force reduction program costs + losses on disposals of fixed assets, net + other costs, net.

Consolidated operating revenues

Consolidated operating revenues increased by 6.6% y.o.y in 2007 to Euro 6,148 million, reflecting the higher contribution from:
(1) Vivo (Euro 358 million), due to the positive impact of the change in the interconnection regime (July 2006) as well as customer and ARPU growth; (2) TMN (Euro 38 million) on the back of the 9.8% y.o.y. increase in the number of customers, particularly in postpaid and wireless broadband; and (3) other businesses (Euro 96 million) primarily explained by MTC (Euro 79 million), which has been consolidated since September 2006 only, and the increase in revenues of other fully consolidated subsidiaries. These effects were partially offset by the reduction in the contribution from the wireline business (Euro 109 million), mainly as a result of the impact of continued line loss and pricing pressure on retail revenues, notwithstanding the improvement in wholesale and data and corporate revenues.

Consolidated operating revenues - standalone revenues by segment (1)	Euro million

	2007	2006	Δ 07/06
Wireline	1,962.4	2,071.8	(5.3)%
Domestic mobile • TMN	1,542.9	1,502.4	2.7%
Brazilian mobile • Vivo (1)	2,463.0	2,104.7	17.0%
Other and eliminations	180.1	86.4	108.4%
Total operating revenues	6,148.4	5,765.3	6.6%

(1) Considering a Euro/Real average exchange rate of 2.6661 in 2007 and 2.7315 in 2006.

Consolidated operating costs

Consolidated operating costs amounted to Euro 4,915 million in 2007, an increase of 5.5% y.o.y. On a constant currency basis, operating costs would have increased by 4.2% y.o.y. in 2007.

Consolidated operating costs (1)	Euro million

	2007	2006	Δ 07/06	% Rev.
Wages and salaries	638.1	633.5	0.7%	10.4%
Post retirement benefits	(65.1)	(72.1)	(9.8)%	(1.1)%
Direct costs	907.3	724.9	25.2%	14.8%
Telecommunications costs	739.6	567.8	30.3%	12.0%
Directories	68.0	74.4	(8.6)%	1.1%
Other	99.7	82.7	20.5%	1.6%
Costs of products sold	656.1	580.6	13.0%	10.7%
Support services	233.6	202.1	15.6%	3.8%
Marketing and publicity	147.2	138.3	6.5%	2.4%
Supplies and external services	945.6	928.5	1.8%	15.4%
Indirect taxes	201.8	175.9	14.7%	3.3%
Provisions and adjustments	127.0	216.6	(41.4)%	2.1%
Operating costs, excluding depreciation and amortisation	3,791.7	3,528.3	7.5%	61.7%
Depreciation and amortisation	1,123.1	1,130.7	(0.7)%	18.3%
Total operating costs	4,914.8	4,659.0	5.5%	79.9%

(1) Considering a Euro/Real average exchange rate of 2.6661 in 2007 and 2.7315 in 2006.

Wages and salaries _ Wages and salaries increased by 0.7% y.o.y. in 2007 to Euro 638 million, primarily as a result of the increase in the contributions from Vivo (Euro 13 million) and MTC (Euro 7 million), which has been consolidated since September 2006 only. These effects were partially offset by the 7.0% y.o.y decrease in wages and salaries for the wireline business as a result of the ongoing redundancy programme and the focus on containing wage increases. Wages and salaries accounted for 10.4% of consolidated operating revenues.

Post retirement benefits costs _ Post retirement benefit costs (PRB) were Euro 65 million negative (gain) in 2007, as compared to Euro 72 million negative in 2006. In 2007, post retirement benefit costs included prior year service gains amounting to Euro 110 million, mainly related to the vested rights resulting from some changes introduced in the Social Security Rules (Dec-Law 187/2007 and Law 52/2007) in order to guarantee the long-term financial sustainability of the Portuguese social security system. In 2006, post retirement benefit costs included prior year service gains amounting to Euro 151 million mainly related to the reduction in health care benefits (Euro 127 million), in connection with the changes made to Portugal

Telecom’s Health Care Plan in order to maintain its long-term sustainability and financing. Excluding prior year service gains, post retirement benefit costs would have decreased from Euro 78 million in 2006 to Euro 46 million in 2007, primarily explained by the reduction in service costs, following the decrease in healthcare obligations occurred at the end of 2006, and also due to the reduction in interest costs and the increase in expected return on assets, in line with the decrease in the unfunded obligations.

Direct costs _ Direct costs increased by 25.2% y.o.y to Euro 907 million in 2007 and accounted for 14.8 of consolidated operating revenues. Telecommunications costs, which are the main component of direct costs, increased by 30.3% to Euro 740 million in 2007, with the reduction in telecommunication costs at the wireline (Euro 3 million) and domestic mobile (Euro 9 million) businesses, primarily due to lower wireline traffic volumes and lower fixed-to-mobile and mobile-to-mobile interconnection rates in Portugal, being more than offset by the increase in telecommunications costs at Vivo (Euro 168 million), mainly due to the end of the partial “Bill & Keep” interconnection regime (Euro 127 million).

Cost of products sold _ Cost of products sold increased by 13.0% y.o.y in 2007 to Euro 656 million. Excluding the impact of the appreciation of the Real against the Euro (Euro 11 million), costs of products sold would have increased by 11.2% y.o.y to Euro 645 million in 2007, in line with increased commercial activity in the domestic and Brazilian mobile businesses, including the introduction of the GSM by Vivo, which was partially offset by lower handset prices, benefiting from the appreciation of the Real against the Dollar.

Support services _ Support services increased by 15.6% y.o.y in 2007 to Euro 234 million and represented 3.8% of consolidated operating revenues. This growth is primarily explained by the increase in support services from Vivo (Euro 28 million) and TMN (Euro 11 million), in line with higher commercial activity in both businesses.

Marketing and publicity _ Marketing and publicity increased by 6.5% y.o.y. in 2007 to Euro 147 million, primarily due to higher contributions from TMN (Euro 4 million) and Vivo (Euro 2 million), in line with increased commercial activity in both businesses, and also due to the increase in the contribution from MTC (Euro 4 million), which has been fully consolidated since September 2006 only. Marketing and publicity expenses accounted for 2.4% of consolidated operating revenues.

Supplies and external services _ Supplies and external expenses increased by 1.8% y.o.y in 2007 to Euro 946 million. Commissions, which are the main component of supplies and external services, remaining stable at Euro 264 million. The increase in other supplies and external services, is primarily explained by higher contributions from Vivo (Euro 10 million) and MTC (Euro 7 million), which has been consolidated since September 2006 only. The increase in the contribution of Vivo is primarily explained by the appreciation of the Real against the Euro (Euro 5 million) and by the increases of electricity expenses related to the GSM network and legal fees. Supplies and external services accounted for 15.4% of consolidated operating revenues.

Indirect taxes _ Indirect taxes, which mainly include spectrum fees (TMN and Vivo) and other taxes, increased from Euro 176 million in 2006 to Euro 202 million in 2007, mainly due to the increase in spectrum fees at Vivo and TMN in line with the growth in the customer base of both businesses.

Provisions and adjustments _ Provisions and adjustments decreased from Euro 217 million in 2006 to Euro 127 million in 2007. The decrease in this cost item is primarily related to decreases of Euro 59 million and Euro 32 million at Vivo and wireline business, respectively, mainly due to a reduction in doubtful accounts receivable at both businesses and also due to a one-off provision recorded by Vivo in 2006 (Euro 30 million) resulting from billing problems associated with the system migration to a unified platform. In 2007, provisions and adjustments accounted for 2.1% of consolidated operating revenues.

Depreciation and amortisation _ Depreciation and amortisation costs decreased by 0.7% y.o.y. in 2007 to Euro 1,123 million, with the reduction at the wireline business (Euro 32 million) being partially offset by higher contributions from Vivo (Euro 17 million), mainly due to the appreciation of the Real against the Euro (Euro 13 million), and from MTC (Euro 7 million), which has been consolidated since September 2006 only. This cost item accounted for 18.3% of consolidated operating revenues.

EBITDA

EBITDA by business segment (1) (2)	Euro million

	2007	2006	Δ 07/06
Wireline	1,008.8	1,072.9	(6.0)%
Domestic mobile • TMN	679.0	658.7	3.1%
Brazilian mobile • Vivo (1)	595.0	496.2	19.9%
Other	73.9	9.2	n.m.
Total EBITDA (2)	2,356.7	2,237.0	5.3%
EBITDA margin (%)	38.3	38.8	(0.5pp )

(1) Considering a Euro/Real average exchange rate of 2.6661 in 2007 and 2.7315 in 2006. (2) EBITDA = income from operations + depreciation and amortisation

EBITDA increased by 5.3% y.o.y in 2007 to Euro 2,357 million, equivalent to an EBITDA margin of 38.3%, a decrease of 0.5 p.p. y.o.y. EBITDA growth in the period was driven primarily by growth in mobile businesses and an increase in other businesses. Although part of the improvement in Vivo EBITDA is explained by the impact of a one-off provision recorded in 2006 (Euro 30 million), underlying EBITDA increased by 17.0% y.o.y in local currency on the back of the strong increase in top-line.  TMN EBITDA  increased by 3.1% y.o.y driven by robust customer growth, in voice and data, combined  with strict cost control, notwithstanding increased commercial activity (+20.8% increase in net additions). Wireline EBITDA decreased by 6.0% y.o.y, mainly as a result of the decrease in prior years service gains in 2007. Excluding this impact, Wireline EBITDA would have decreased by 2.6% y.o.y in 2007, with the 1.3pp improvement in underlying EBITDA margin resulting from the continued reduction in personnel-related and other operating costs. Other EBITDA increased from Euro 9 million in 2006 to Euro 74 million in 2007, mainly as a result of the increase in the contribution of MTC (Euro 38 million), which was only fully consolidated since September 2006, and the increase in EBITDA of other fully consolidated subsidiaries.

Net income

Curtailment costs, net _ Curtailment costs amounted to Euro 276 million in 2007, including a cost of Euro 289 million related to the reduction of 1,004 employees and a gain of Euro 14 million related with the settlement of benefits. In 2006 curtailment costs amounted to Euro 19 million due to the booking of net gains of Euro 209 million related to the termination of the protocol with the national healthcare system. Work force reduction programme costs in 2006 amounted to Euro 228 million corresponding to the reduction of 772 employees.

Net interest expenses _ Net interest expenses decreased by 10.3% y.o.y to Euro 197 million in 2007, mainly as a result of the reduction in the average cost of debt in Portugal and Brazil, as well as the decrease in Vivo’s average net debt in the period, and notwithstanding the increase in PT’s average net debt in the period due to the execution of the share buyback. Excluding Brazil and the interest cost associated with PTM equity swap (settled in the second quarter of 2007), PT’s the average cost of debt was 3.7% in 2007, as compared to 3.8% in 2006.

Net foreign currency exchange losses/(gains) _ Net foreign currency exchange losses amounted to Euro 12 million in 2007, as compared to net foreign currency exchange gains of Euro 4 million in 2006. In 2007 and 2006, this item included mainly foreign currency losses related to dividends receivable from Unitel (denominated in US Dollars), following the devaluation of the US Dollar against the Euro in both periods, and foreign currency gains related to Vivo’s US Dollar debt not swapped to Reais, in connection with the appreciation of the Real against the Dollar in both periods.

Gains on financial assets and other investments, net _ Net gains on financial assets amounted to Euro 249 million in 2007, as compared to net gains of Euro 18 million in 2006. This caption includes mainly the following: (1) the sale of 22% of Africatel (gain of Euro 111 million in 2007), the holding company that aggregates all of PT’s interests in Africa excluding Médi Télécom; (2) equity swap contracts on PT Multimedia shares (gains of Euro 77 million in 2007, as compared to 10 million in 2006); (3) the financial settlement of equity swaps over PT’s own shares (gains of Euro 32 million in 2007, as compared to Euro 24 million in 2006); and (4) the disposal of the investment in BES (gain of Euro 36 million in 2007).

Equity in earnings of associated companies, net _ Equity in earnings of associated companies  decreased 3.4% to Euro 126 million in 2007, as compared to Euro 131 million in 2006, on the back of the reduction in the contribution from Médi Télécom (Euro 3 million in 2007 vs. Euro 46 million in 2006) resulting primarily from the recognition in 2006 of tax losses carried forward from previous years.  This item included mainly PT’s share in the earnings of Unitel in Angola (Euro 92 million in 2007, as compared to Euro 82 million in 2006), CTM in Macao (Euro 17 million in 2007, as compared to Euro 15 million in 2006) and UOL (Euro 13 million in 2007, as compared to Euro 6 million in 2006).

Net other financial expenses _ Net other financial expenses decreased 6.7% to Euro 48 million in 2007, as compared to Euro 52 million in 2006 and included mainly banking services, commissions, financial discounts and other financing costs. The reduction in this cost item is primarily explained by the financial taxes paid by Vivo in 2006, in connection with its debt restructuring occurred in that period.

Provision for income taxes _ Provision for income taxes amounted to Euro 243 million in 2007, as compared to a gain of Euro 21 million in 2006. The increase in this caption is primarily explained by the recognition in 2006 of: (1) a tax credit amounting to Euro 53 million, following the liquidation of a holding company, (2) a Euro 142 million gain related the reduction of deferred tax liabilities resulting from the voluntary taxation of certain capital gains, and (3) tax losses from previous periods amounting to Euro 134 million at Vivo following the completion of its corporate restructuring. Adjusting for these one-off effects, provision for income taxes would have been Euro 308 million in 2006, with the adjusted effective tax rate falling from 36% in 2006 to 24% 2007 mainly as a result: (1) the reduction in allowances for deferred taxes on tax losses generated by Vivo, following the corporate restructuring completed in the end of 2006; (2) the reduction in the statutory tax rate in Portugal from 27.5% in 2006 to 26.5% in 2007; and (3) the booking of non-taxable capital gains in 2007 related to the disposals of 22% of Africatel and of the investment in shares of BES.

Net income from discontinued operations _ Net income from discontinued operations includes the results of companies that have been disposed during the reportable periods, and the after-tax gains obtained with the sale of these investments. Following the approval of the spin-off of PT Multimedia in PT’s Annual General Meeting hold on 27 April 2007, this business was reported as a discontinued operation in all reportable periods, in accordance with IFRS rules. As a result, the earnings of PT Multimedia before minority interest until the conclusion of the spin-off process that occurred in November 2007 were included in this caption. In 2007, this caption included costs related to the spin-off process amounting to Euro 18 million, net of tax, in connection with employee, organisational and IT restructuring costs.

Minority interests _ Income attributable to minority interests increased to Euro 93 million in 2007 from Euro 87 million in 2006, mainly due to the increase in income attributable to the minority interests of MTC (from Euro 9 million in 2006 to Euro 23 million in 2007), which has been consolidated since September 2006 only, and Africatel (Euro 10 million in 2007), following the disposal of a 22% stake of this investment in July 2007. These effects were partially offset by the decrease in the income attributable to minority interests of Vivo (from Euro 34 million in 2006 to Euro 15 million in 2007), primarily explained by the share of minority interests in the tax gains booked by Vivo in 2006.

Net income _ Net income decreased by 14.4% y.o.y in 2007 to Euro 742 million, primarily as a result of the increase in curtailment costs in 2007 and lower provision for income taxes in 2006, which more than offset the increase in EBITDA and higher net financial gains.

Capex

Capex by business segment (1)	Euro million

	2007	2006	Δ 07/06
Wireline (2)	292.1	238.5	22.5%
Domestic mobile • TMN (3)	182.9	188.6	(3.0)%
Brazilian mobile • Vivo (1)	359.9	386.8	(7.0)%
Other	64.4	53.8	19.7%
Total capex	899.3	867.7	3.6%
Capex as % of revenues (%)	14.6	15.1	(0.4pp )

(1) Considering a Euro/Real average exchange rate of 2.6661 in 2007 and 2.7513 in 2006. (2) Includes the capitalisation of Euro 43 million related with transponder satellite capacity for the DTH offer. (3) Excludes the commitments under the terms of the UMTS licence (Euro 242 million in 2007).

Capex amounted to Euro 899 million in 2007, equivalent to 14.6% of revenues. The increase in Wireline capex was primarily due to: (1) network upgrades to provide greater bandwidth, in part related to IPTV services launched in June 2007; (2) the capitalisation of transponder satellite capacity for the DTH offer, and (3) client-related capex. This increase was partially offset by the decrease in Vivo and TMN’s capex, with this being directed mostly towards build up of network capacity and 3G/3.5G coverage. Capex at Vivo was directed towards to the GSM/EDGE overlay as well as network coverage and capacity. Other capex includes capex related to consolidated businesses not included in the main segments and support companies. In 2007, other capex increased to Euro 64 million, as compared to Euro 54 million in 2006, mainly as a result of the consolidation of MTC (Euro 17 million) from September 2006.

Cash flow

EBITDA minus Capex by business segment (1)	Euro million

	2007	2006	y.o.y
Wireline	716.7	834.3	(14.1)%
Domestic mobile • TMN	496.1	470.1	5.5%
Brazilian mobile • Vivo (1)	235.1	109.4	114.9%
Other	9.5	(44.6)	n.m.
Total EBITDA minus Capex	1,457.4	1,369.3	6.4%

(1) Considering a Euro/Real average exchange rate of 2.6661 in 2007 and 2.7315 in 2006.

EBITDA minus Capex _ EBITDA minus Capex increased by 6.4% y.o.y to Euro 1,457 million in 2007. On a combined basis, the domestic businesses accounted for approximately 83% of total EBITDA minus Capex.

Free cash flow	Euro million

	2007	2006	y.o.y
Operating free cash flow	1,432.8	1,586.6	(9.7)%
Net disposal (acquisition) of financial investments	238.5	(142.3)	n.m.
Interest paid	(234.3)	(311.0)	(24.7)%
Contributions and payments related to PRBs	(167.2)	(278.5)	(40.0)%
Financial settlement of PTM equity swap	94.5	0.0	n.m.
Income taxes paid	(206.5)	(47.9)	n.m.
Other cash movements (1)	83.8	17.9	n.m.
Free cash flow	1,241.6	824.9	50.5%

(1) In 2007, other cash movements included Euro 149 million related to dividends received, mainly from PTM (Euro 54 million) and Unitel (Euro 73 million).

Operating free cash flow _ In 2007, operating free cash flow decreased by 9.7% y.o.y to Euro 1,433 million. The reduction in operating cash flow is explained by the working capital investment in 2007, versus a divestment in 2006, primarily as a result of higher commercial activity at TMN and Vivo.

Free cash flow _ Free cash flow increased from Euro 825 million in 2006 to Euro 1,242 million in 2007, primarily as a result of: (1) the increase in net disposal of financial investments, mainly due to disposals of Africatel and BES in 2007 amounting to Euro 117 million and Euro 110 million, respectivatily, as compared to the investment in MTC of Euro 109 million in 2006; (2) the cash settlement of the PTM equity swap in 2007 (Euro 94 million); (3) lower interest paid, and (4) lower contributions and payments related to post retirement benefits, as a result of the Euro 87 million reimbursement made in 2007 by PT Prestações, the fund created to cover healthcare responsibilities, on account of healthcare expenses paid by PT in previous years. These effects were only partially offset by higher income taxes paid, as PT’s tax losses carried forward were fully used in 2006. The reduction in interest paid from Euro 311 million in 2006 to Euro 234 million in 2007, is primarily explained by the fact that PT paid in 2006 the last annual interest installment (Euro 52 million) on the Eurobond repaid in 2006 and by the decrease in Vivo’s interest payments following its debt restructuring undertaken in 2006.

Consolidated balance sheet (1)

Euro million

	31 December 2006	31 December 2006
Cash and equivalents	1,834.9	2,083.7
Accounts receivable, net	1,441.8	1,417.0
Inventories, net	160.6	130.3
Financial investments	565.3	631.5
Intangible assets, net	3,383.1	3,490.9
Tangible assets, net	3,585.4	3,942.0
Post retirement benefits	134.1	134.1
Other assets	910.7	1,050.5
Deferred tax assets and prepaid expenses	1,106.2	1,291.4
Total assets	13,122.2	14,171.2
Accounts payable	1,108.9	1,115.1
Gross debt	6,216.8	5,840.3
Post retirement benefits	1,463.9	1,807.6
Other liabilities	1,878.4	1,995.7
Deferred tax liabilities and deferred income	372.3	306.5
Total liabilities	11,040.4	11,065.2
Equity before minority interests	1,338.2	2,255.2
Minority interests	743.6	850.8
Total shareholders’ equity	2,081.8	3,106.0
Total liabilities and shareholders’ equity	13,122.2	14,171.2

(1) Considering the Euro/Real exchange rate of 2.5963 at the end of 2007 and 2.8118 at the end of 2006.

Assets and liabilities _ The decrease in assets and liabilities in 2007 is primarily explained by the conclusion of the spin-off process of PT Multimedia occurred on November 2007.

The net exposure to Brazil _ The net exposure (assets minus liabilities) to Brazil amounted to R$ 7,525 million as at 31 December 2007 (Euro 2,898 million at the Euro/Real exchange rate prevailing as at 31 December 2007). The assets denominated in Brazilian Reais in the balance sheet as at 31 December 2007 amounted to Euro 5,454 million, equivalent to approximately 41.6% of total assets.

Gearing ratio _ The gearing ratio [net debt / (net debt + shareholders’ equity)] increased to 67.8% as at 31 December 2007, from 54.7% as at 31 December 2006, while the shareholders’ equity plus long-term debt to total assets ratio increased from 53.4% to 53.7%. As at 31 December 2007, the net debt to EBITDA ratio was 1.9 times and EBITDA cover was 11.9 times.

Consolidated net debt

Change in net debt	Euro million

	2007	2006
Net debt (initial balance)	3,756.6	3,672.5
Less: PTM Net debt as at 31 December 2006	178.9	0.0
Less: Free cash flow	1,241.6	824.9
Less:PTM free cash flow	0.0	(74.0)
Commitments under the UMTS license	241.7	0.0
Translation effect on foreign currency debt	32.6	(12.1)
Dividends paid (1)	552.7	552.2
Acquisitions of treasury shares (2)	1,158.3	62.1
Extraordinary contribution to pension fund	117.0	302.3
Other	(56.6)	(69.5)
Net debt (final balance)	4,381.8	3,756.6
Change in net debt	625.3	84.1
Change in net debt (%)	16.6%	2.3%

(1) In  2007, this item included dividends paid by PT (Euro 517 million) and certain of its subsidiaries. (2) In 2007, this item corresponds to the notional amount of equity swaps contracted over 117.7 million PT shares, in connection with the share buyback programme announced by the Board of Directors on 20 February 2007 and approved at the AGM of 27 April 2007.

Net debt _ Consolidated net debt as at 31 December 2007 increased to Euro 4,382 million, as compared to Euro 3,757 million as at 31 December 2006. The increase in net debt over the period is primarily explained by: (1) the share buyback, currently under execution; (2) the recognition of the investments in UMTS commitments, and (3) the extraordinary contribution to the pension fund.

Consolidated net debt	Euro million

	31 December 2007	31 December 2006	Change	Change (%)
Short-term	1,256.1	1,372.7	(116.6)	(8.5)%
Bonds	96.3	0.0	96.3	n.m.
Bank loans	431.3	406.9	24.4	6.0%
Other loans	324.0	749.9	(425.9)	(56.8)%
Commitments under the UMTS license	55.9	0.0	55.9	n.m.
Liability with equity swaps on own shares	323.2	187.6	135.6	72.3%
Financial leases	25.5	28.4	(2.9)	(10.3)%
Medium and long-term	4,960.7	4,467.4	493.3	11.0%
Exchangeable bonds	689.4	0.0	689.4	n.m.
Bonds	3,061.7	3,133.6	(71.9)	(2.3)%
Bank loans	940.9	1,103.3	(162.4)	(14.7)%
Commitments under the UMTS license	144.7	0.0	144.7	n.m.
Other loans	0.0	0.3	(0.3)	n.m.
Financial leases	124.0	230.2	(106.2)	(46.1)%
Gross debt	6,216.8	5,840.2	376.6	6.4%
Cash and equivalents	1,834.9	2,083.7	(248.8)	(11.9)%
Net debt	4,381.8	3,756.6	625.3	16.6%

Total debt _ As at 31 December 2007, 79.8% of total debt was medium and long-term, while 64.0% of total debt was at fixed rates. As at 31 December 2007, 85.7% of total debt was denominated in Euros, 0.1% in US Dollars and 14.1% in Brazilian Reais. PT’s rating was confirmed as Baa2 by Moody’s and BBB- by S&P, both with stable outlook, on 5 March 2007 and 16 March 2007, respectively. The total undrawn amount of PT’s domestic commercial paper lines and standby facilities stood at Euro 1,451 million as at 31 December 2007. The amount of available cash from the domestic operations plus the undrawn amount of PT’s domestic commercial paper lines and standby facilities totalled Euro 2,672 million at the end of December 2007.

The 50% share of Vivo’s net debt, proportionally consolidated by PT, amounted to Euro 370 million as at 31 December 2007. Approximately 95% of Vivo’s net debt is either Real-denominated or has been swapped into Reais.

Net debt maturity profile	Euro million

Maturity	Net debt	Notes
2008	(578.9)	Net cash position
2009	1,122.5	Includes a Euro 880 million Eurobond issued in April 1999
2010	226.3
2011	159.8
2012	1,282.2	Includes a Euro 1,000 million Eurobond issued in March 2005
2013	67.4
2014	881.6	Includes a Euro 689 million related to the exchangeable bonds issued in August 2007
2015	225.4
2016	0.0
2017 and following	995.4	Includes a Euro 500 million Eurobond issued in March 2005 (matures in 2017) and a Euro 500 million Eurobond issued in June 2005 (matures in 2025)
Total	4,381.8

Cost of debt and maturity _ PT’s average cost and maturity of net debt in 2007 was 4.9% and 6.7 years, respectively, including loans obtained in Brazil and denominated in Reais. Excluding Vivo’s debt and the interest cost associated with the equity swap over PT Multimedia shares, PT’s average cost of debt was 3.7% in 2007. The maturity of the net debt excluding Brazil also amounted to 6.7 years at 31 December 2007.

Debt ratings

	Current	Outlook	Last change
Standard & Poor’s	BBB-	Stable	16 March 2007
Moody’s	Baa2	Stable	5 March 2007
Fitch Ratings	BBB	Negative	5 March 2007

Ratings _ Following the failure of the tender offer, rating agencies confirmed PT’s rating of BBB- (S&P), Baa2 (Moody’s) and BBB (Fitch).

Post retirement benefits

PBO _ As at 31 December 2007, the projected benefit obligations (PBO) of PT’s post retirement benefits, including pensions, healthcare obligations and salaries to pre-retired and suspended employees, amounted to Euro 4,203 million. The PBO was computed based on a discount rate of 5.25% for pension and healthcare obligations, and 4.75% for the obligations related to the payment of salaries to pre-retired and suspended employees. PT’s post retirement benefits plans are closed to new participants since 1994 for pensions and 2000 for healthcare.

Post retirement benefits obligations	Euro million

	2007	2006	Change
Pension obligations	2,762.1	3,073.8	(311.7)
Salaries to suspended and pre-retired employees	985.7	997.7	(12.0)
Healthcare obligations	455.3	491.1	(35.8)
Projected benefit obligation (PBO)	4,203.0	4,562.6	(359.6)
Market value of funds	(2,899.1)	(2,908.1)	9.0
Gross unfunded obligation	1,304.0	1,654.4	(350.5)
Unrecognised prior years service gains	25.9	19.1	6.8
Net liability for post retirement benefits	1,329.9	1,673.5	(343.6)
After-tax unfunded obligations	958.4	1,216.0	(257.6)

Change in plans _ In 2007, following the introduction of changes to the Social Security rules (DL 187/2007 and Law 52/2007) and adjustments introduced by PT to the growth rate used to calculate pension complements, the PBO was reduced by Euro 122 million. The impact of this reduction includes Euro 110 million related to vested rights that were recognised as prior year service gains and Euro 11 million related to unvested rights, which are deferred and amortised over the average working life of active employees. In addition, PT settled the Marconi Melhoria plan, which resulted in a reduction of unfunded liabilities by Euro 14 million, recognised as curtailment gains. In summary, gross unfunded obligations amounted to Euro 1,304 million at the end of 2007, whilst after tax unfunded obligations stood at Euro 958 million.

Change in gross unfunded obligations	Euro million

	2007	2006	Change	Change (%)
Gross unfunded obligations (initial balance)	1,654.4	2,635.9	(981.4)	(37.2)%
Changes in the consolidation perimeter	0.0	2.5	(2.5)
Post retirement benefits costs (“PRBs”) (1)	(63.1)	(72.1)	9.0
Prior years service gains not recognized in net income	(11.1)	(19.1)	7.9
Curtailment cost (2)	293.2	7.4	285.8
Contributions and payments (3)	(284.2)	(580.8)	296.6
Net actuarial losses	(285.2)	(319.4)	34.2
Gross unfunded obligations (final balance)	1,304.0	1,654.4	(350.4)	(21.2)%
After-tax unfunded obligations	958.4	1,216.0	(257.6)	(21.2)%

(1) In 2007, the post retirement benefits gain recorded in the income statement amounted to Euro 65 million, including a gain of Euro 2 million related to the amortisation of prior years service gains on unvested rights. (2) In 2007 curtailment cost recorded in the income statement amounted to Euro 276 million, and excludes Euro 15 million related to the spin-off of PTM which were recorded under “discontinued operations” and includes a gain of Euro 2 million related to the extraordinary recognition of deferred prior years service gains. (3) In 2007 this caption included: (i) Euro 38 million of regular contributions; (ii) Euro 175 million of payments of salaries to pre-retired and suspended employees and other; (iii) Euro 61 million of net refunds related to healthcare benefits, and (iv) Euro 117 million of an extraordinary contributions to the pensions funds.

Gross unfunded obligations _ The decrease in the gross unfunded obligations by Euro 351 million in 2007 to Euro 1,304 million is  primarily explained by: (1) the net actuarial gains booked in the period in the amount of Euro 285 million; (2) the reduction and settlement of benefits in the amount of Euro 135 million, and (3) the Euro 117 million extraordinary contribution made in 2007, notwithstanding the Euro 291 million work force reduction costs incurred in the period.

Net actuarial gains _ Net actuarial gains in 2007 include the impacts of the changes in actuarial assumptions (Euro 151 million) and of the differences between those actuarial assumptions and real data (Euro 134 million). The change in actuarial assumptions corresponds to the net effect of: (i) the increase in the discount rate from 4.75% to 5.25% for pension liabilities and from 4.25% to 4.75% for salary liabilities, reflecting the evolution of market yields; (ii) the reduction in the salary growth rate from 2.25% to 2.00%; and (iii) the increase in the inflation rate from 1.75% to 2.00%.

Post retirement benefits costs	Euro million

	2007	2006
Service cost	17.8	28.7
Interest cost	208.9	217.5
Expected return on assets	(179.4)	(167.7)
Prior years service gains (1)	(112.3)	(150.6)
Post retirement benefits costs	(65.1)	(72.1)
Curtailment costs related to PRBs
PBO related	291.7	227.8
Recognition of deferred prior years service gains	(2.3)	0.0
Settlement of benefits	(13.8)	(208.9)
Curtailment costs, net	275.6	19.0

(1) In 2007, this item includes Euro 110 million related to vested rights and Euro 2 million related to the amortisation of prior years service gains on unvested rights.

Post retirement benefit costs _ Post retirement benefit costs were Euro 65 million negative (gain) in 2007, compared with a gain of Euro 72 million in 2006, mainly as a result of the decrease in prior years service gains of Euro 40 million recorded in the period. The decrease in service cost in 2007 is explained primarily by the reduction in healthcare obligations that occurred at the end of 2006, while the decrease in net interest cost is explained by the narrowing of the unfunded gap.

Shareholders’ equity (excluding minority interests)

Shareholders’ equity _ As at 31 December 2007, shareholders' equity excluding minority interests amounted to Euro 1,338 million, a decrease of Euro 917 million during  2007.

Change in shareholders’ equity (excluding minority interests)	Euro million

2007
Equity before minority interests (initial balance)	2,255.2
Net income	741.9
Currency translation adjustments (1)	204.1
Net actuarial gains, net of tax effect	209.6
Dividends paid	(516.5)
Spin-off of the Multimedia business	(405.3)
Acquisition of treasury stock (2)	(1,158.3)
Market value of the exchangeable bond option	57.1
Hedge accounting of financial instruments and change in the fair value of available for sale investments (3)	(20.3)
Other (4)	(29.4)
Equity before minority interests (final balance)	1,338.2
Change in equity before minority interests	(917.0)
Change in equity before minority interests (%)	(40.7)%

(1) This item is primarily related to the appreciation of the Real against the Euro from 2.8118 as at 31 December 2006 to 2.5963 as at 31 December 2007. (2) This item is related to the notional amount of equity swaps contracted during the period over 117.7 million own shares. (3) In 2007, this item includes Euro 36 million corresponding to the offset of the gain obtained on the disposal of the investment in the shares of Banco Espírito Santo recorded in the income statement in 2Q07. (4) This item includes primarily Euro 28 million related to price resets on existing equity swap contracts on own shares.

Distributable reserves _ Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. Distributable reserves decreased from Euro 2,728 million in 2006 to Euro 1,856 million in 2007.

Change in distributable reserves	Euro million

2007
Distributable reserves (initial balance)	2,727.8
Dividends paid	(516.5)
Spin-off of the Multimedia business	(374.7)
Net income under Portuguese GAAP	613.5
Share capital restructuring	440.3
Acquisition of treasury shares (1)	(1,050.3)
Other	16.5
Distributable reserves (final balance)	1,856.5
Change in distributable reserves in the period	(871.3)
Change in distributable reserves in the period (%)	(31.9)%

(1) In 3Q07, PT acquired 103 million own shares for a total amount of Euro 1,050 million, through the exercise of the physical settlement option of equity swaps contracted under the share buyback programme currently being executed.

02              Business performance

Domestic market

Wireline

Operating revenues _ Wireline operating revenues decreased by 5.3% y.o.y in 2007 to Euro 1,962 million, with the reduction in retail revenues more than offsetting the increase in wholesale and data and corporate revenues in the period.

Wireline income statement (1)	Euro million

	2007	2006	y.o.y
Operating revenues	1,962.4	2,071.8	(5.3)%
Retail	1,023.2	1,173.5	(12.8)%
Voice	841.1	993.2	(15.3)%
Data and other	182.1	180.3	1.0%
Wholesale	486.9	464.2	4.9%
Data and corporate	265.6	250.5	6.0%
Other wireline revenues	186.7	183.6	1.7%
Operating costs, excluding D&A	953.6	998.9	(4.5)%
Wages and salaries	252.9	272.0	(7.0)%
Post retirement benefits	(65.3)	(71.6)	(8.7)%
Direct costs	354.0	356.1	(0.6)%
Commercial costs	90.8	83.3	9.0%
Other operating costs	321.2	359.1	(10.5)%
EBITDA (2)	1,008.8	1,072.9	(6.0)%
EBITDA, excluding exceptional items (3)	898.5	922.3	(2.6)%
Depreciation and amortisation	323.6	355.5	(9.0)%
Income from operations (4)	685.2	717.3	(4.5)%
EBITDA margin	51.4%	51.8%	(0.4pp )
EBITDA margin, excluding exceptional items	45.8%	44.5%	1.3pp
Capex (5)	292.1	238.5	22.5%
Capex as % of revenues	14.9%	11.5%	3.4pp
EBITDA minus Capex	716.7	834.3	(14.1)%

(1) Includes intragroup transactions.

(2) EBITDA = income from operations + depreciation and amortisation.

(3) Adjusts for prior years service gains related to vested rights in the amount of Euro 110 million in 2007 and Euro 151 million in 2006.

(4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

(5) Includes the capitalisation of Euro 43 million related with transponder satellite capacity for the DTH offer.

Retail revenues _ Retail revenues fell by 12.8% y.o.y in 2007 on the back of continued competition from other fixed operators as well as increasing competition from mobile operators, both in voice and broadband. Voice revenues decreased by 15.3% y.o.y in 2007, as a result of line loss and increasing pricing pressure, particularly in unbundled local loop (ULL) areas. Data revenues increased by 1.0% y.o.y, notwithstanding the drecrease in ADSL retail customers, due to the database cleanup undertaken at the end of the year, and the increasing pricing pressure in broadband, from both fixed and mobile operators.

Wholesale revenues _ Wholesale revenues increased by 4.9% y.o.y in 2007, primarily as a result of the growth in wholesale line rental and ULL on the back of increasing ULL accesses (+48.7% y.o.y).

Data and corporate revenues _ Data and corporate revenues increased by 6.0% y.o.y in 2007, as a result of continued focus on providing corporate customers more advanced and customised solutions combining telecoms and IT. The growth in the period was underpinned by the increase in revenues from VPN and circuits, as well as from outsourcing, network management and IT/SI solutions.

Other revenues _ Other revenues increased by 1.7% y.o.y in 2007, with the the growth in portal revenues (+49.2% y.o.y) and in equipment sales (+23.6% y.o.y) more than offsetting the decrease in directories (-9.9% y.o.y).

EBITDA _ EBITDA amounted to Euro 1.009 million in 2007, decreasing by 6.0% y.o.y. The reduction in EBITDA is explained primarily by decrease in prior years service gains from Euro 151 million in 2006 to Euro 110 million in 2007. Excluding the impact of this exceptional item, underlying EBITDA would have decreased by 2.6% y.o.y, with the 1.3pp improvement in underlying EBITDA margin resulting from the continued reduction in personnel-related and other operating costs. In effect, in 2007, wages and salaries decreased by 7.0% y.o.y while other operating costs decreased by 10.5% y.o.y. The net reduction in headcount in 2007 reached 827 employees, improving the efficiency ratio to 657 lines per employee in 2007 from 613 in 2006.

Capex _ Capex amounted to Euro 292 million in 2007, equivalent to 14.9% of operating revenues, and included Euro 43 million related to the capitalisation of the long-term contracts for transponder satellite capacity for the DTH offer, which will be made available in the Summer of 2008. Capex was directed mainly towards: (1) network upgrades to provide greater bandwidth to customers; (2) network capacity and information systems to provide IPTV services (soft launch in the second quarter of 2007), and (3) client-related capex as a result of investments in terminal equipment for both residential and corporate clients. EBITDA minus Capex amounted to Euro 717 million in 2007.

ADSL _ ADSL retail accesses decreased to 652 thousand in 2007, as a result of the database cleanup (mainly related to inactive prepaid broadband customers) of 103 thousand. Adjusting for this impact, ADSL net additions in the period reached 70 thousand. Voice lines fell by 9.2% y.o.y to 3,010 thousand, as a result of 136 thousand net disconnections of traffic-generating lines (an improvement over 2006 with net disconnections of 285 thousand) and the 170 thousand net disconnections of carrier press-selection lines. In terms of competitors’ lines, voice-only lines (carrier pre-selection + wholesale line rental) decreased by 172 thousand in 2007, while ULL lines increased by 95 thousand. The growing presence of GSM-based fixed offers and wireless broadband has contributed further to fixed-mobile migration, while the increase in voice net additions of cable competitors, on the back of aggressively priced and promoted triple-play offers, continued to impact line loss.

IPTV _ In terms of triple-play services, PT launched its IPTV-based offer at the end of June 2007. At the end of 2007, PT had added a total of 21 thousand IPTV customers. The triple-play offer includes 42 pay-TV channels (of which 10 are a la carte), a broadband access of up to 8Mbps and unlimited fixed-to-fixed calls. Additionally, customers can buy premium services, such as SportTV (premium sports), premium movie channels and VOD services. This triple-play service is provided using ADSL 2+. PT was the first operator in Portugal to introduce HDTV and has the most extensive VOD offer in the market.

Wireline operating data

	2007	2006	y.o.y
Main accesses (‘000)	4,176	4,404	(5.2)%
Retail accesses	3,682	4,001	(8.0)%
PSTN/ISDN	3,010	3,317	(9.2)%
Traffic-generating lines	2,772	2,909	(4.7)%
Carrier pre-selection	238	408	(41.7)%
ADSL retail (1)	652	685	(4.9)%
TV subscribers	21	0	n.m.
Wholesale accesses	494	403	22.6%
Unbundled local loops	291	196	48.7%
Wholesale line rental	140	142	(1.4)%
ADSL wholesale	62	65	(3.5)%
Net additions (‘000)	(227)	(74)	n.m.
Retail accesses	(319)	(353)	(9.8)%
PSTN/ISDN	(306)	(453)	(32.3)%
Traffic-generating lines	(136)	(285)	(52.2)%
Carrier pre-selection	(170)	(168)	1.4%
ADSL retail	(33)	100	n.m.
TV subcribers	21	0	n.m.
Wholesale accesses	91	279	(67.4)%
Unbundled local loops	95	124	(22.9)%
Wholesale line rental	(2)	142	n.m.
ADSL wholesale	(2)	13	n.m.
ARPU (Euro)	30.4	30.1	1.1%
Voice	24.5	25.0	(2.2)%
Data and other	5.9	5.0	17.5%
Total traffic (million minutes)	12,502	13,442	(7.0)%
Retail traffic	5,217	5,575	(6.4)%
Wholesale traffic	7,285	7,867	(7.4)%
Retail MOU (minutes / month)	159	158	0.6%
Employees	6,354	7,181	(11.5)%

(1) Includes a database cleanup (related to inactive prepaid broadband customers) of 103 thousand.

Fixed-mobile convergent products _ In addition, PT has begun to rollout fixed-mobile convergent products to its SME/SoHo and residential segments as a means to increase revenues and improve customer loyalty. After having developed a mobile “OfficeBox” offer in the first half of 2007, PT has now integrated fixed voice and broadband, as well as a PC, into an upgraded version of the “OfficeBox” product (see description in domestic mobile section - TMN for further detail). With regards to the residential segment, PT launched a wireless broadband offer also using the brand “Sapo Mobile” (Sapo is the fixed ADSL brand). Customers can opt between a monthly flat rate or alternatively a daily usage rate in case they also subsribe to a fixed ADSL monthly package, thus benefiting from a fixed and mobile bundle and increasing the perceived value attributed to the fixed broadband offer.

ARPU _ Blended ARPU, which was not impacted by the database cleanup undertaken at the end of the year, increased by 1.1% y.o.y in 2007 to Euro 30.4 driven by the growth in data ARPU, which increased by 17.5% y.o.y. The increased penetration of data services, including corporate VoIP and IPTV, more than offset the reduction in voice and broadband ARPU.

Traffic _ Although retail traffic fell by 6.4% y.o.y. in 2007, as a result of line loss, retail MOU increased by 0.6% y.o.y in the period to 159 minutes, reflecting the positive impact of the rollout of flat-rate pricing plans. The 7.4% y.o.y reduction in wholesale traffic in 2007 is explained primarily by the 58.8% y.o.y decrease in dial-up Internet traffic, as a result of the continued migration to broadband.

Domestic mobile - TMN

Operating revenues _ Operating revenues increased by 2.7% y.o.y in 2007 to Euro 1,543 million, supported by the growth of service revenues (+2.2% y.o.y) and equipment sales (+9.3% y.o.y), as a result of the successful TMN’s campaigns, namely the Summer and Christmas campaigns. Customer revenues increased by 2.6% y.o.y to Euro 1,146 million on the back of strong customer growth, particularly in postpaid and wireless broadband.

Interconnection revenues grew 0.3% y.o.y. in 2007 to Euro 247 million, notwithstanding the negative impact from the reduction of mobile termination rates (MTR). Excluding this impact (Euro 14 million), service revenues would have increased by 3.2% y.o.y in 2007.

Domestic mobile income statement (1)	Euro million

	2007	2006	y.o.y
Operating revenues	1,542.9	1,502.4	2.7%
Services rendered	1,393.1	1,363.2	2.2%
Customer	1,146.2	1,117.0	2.6%
Interconnection	246.9	246.2	0.3%
Sales	141.8	129.7	9.3%
Other operating revenues	8.1	9.4	(14.3)%
Operating costs, excluding D&A	864.0	843.7	2.4%
Wages and salaries	52.7	56.0	(5.8)%
Direct costs	282.6	292.9	(3.5)%
Commercial costs	318.3	306.6	3.8%
Other operating costs	210.4	188.2	11.8%
EBITDA (2)	679.0	658.7	3.1%
Depreciation and amortisation	223.6	220.1	1.6%
Income from operations (3)	455.4	438.6	3.8%
EBITDA margin	44.0%	43.8%	0.2pp
Capex (4)	198.0	188.6	5.0%
Capex as % of revenues	12.8%	12.6%	0.3pp
EBITDA minus Capex	481.0	470.1	2.3%

(1) Includes intragroup transactions.

(2) EBITDA = income from operations + depreciation and amortisation.

(3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

(4) Includes Euro 15 million related to the capitalisation of a long-term telecom contract with PT Comunicações and excludes the commitments under the terms of the UMTS licence (Euro 242 million in 2007).

Mobile termination rates _ Mobile termination rates currently stand at Euro 11 cents per minute, following the reduction on 1 October 2006. A final decision concerning the draft proposal issued by the telecom regulator for the MTR schedule for 2008 is still pending. The draft decision proposed a reduction to Euro 8 cents per minute on 1 January 2008, followed by quarterly cuts of Euro 0.5 cents until reaching Euro 6.5 cents per minute on 1 October 2008. This proposal, reintroduces asymmetry in fixed-to-mobile rates, after having eliminated it in 2005, and introduces asymmetry in mobile-to-mobile rates, a flat 20% premium for the third operator on the prices referred above, subject to a review at the end of 2008.

EBITDA _ EBITDA increased by 3.1% y.o.y to Euro 679 million in 2007, notwithstanding significantly higher commercial activity. In spite of the increase in commercial activity, mainly focused on prepaid to postpaid migration and wireless broadband sales, the decrease in unitary SARC (-14.9% y.o.y) and the focus on the reduction of addressable costs, namely staff, resulted in an EBITDA margin improvement of 0.2pp y.o.y to 44.0% in 2007. The negative impact of MTR cuts amounted to Euro 7 million in 2007. Excluding this impact, EBITDA would have increased by 4.2% y.o.y in 2007.

Capex _ Capex increased from Euro 189 million in 2006 to Euro 198 million in 2007, equivalent to 12.8% of operating revenues. Capex was directed primarily towards network capacity, as a result of increased voice and data usage, and 3G/3.5G coverage (approximately 82% of network capex). EBITDA minus Capex amounted to Euro 481 million in 2007, representing an increase of 2.3% from 2006.

Domestic mobile operating data (1)

	2007	2006	y.o.y
Customers (‘000)	6,261	5,704	9.8%
Net additions (‘000)	558	391	42.5%
MOU (minutes)	121	120	0.3%
ARPU (Euro)	19.8	21.0	(5.7)%
Customer	15.8	16.6	(4.5)%
Interconnection	3.5	3.8	(7.5)%
Roamers	0.5	0.6	(24.9)%
ARPM (Euro cents)	16.4	17.5	(6.0)%
Data as % of service revenues (%)	16.0	13.3	2.8pp
SARC (Euro)	46.9	55.1	(14.9)%
Employees	1,144	1,140	0.4%

(1) Includes MVNO subscribers.

Customers _ Total customers increased by 9.8% y.o.y to 6,261 thousand, which includes MVNO subscribers, with net additions in 2007 reaching 558 thousand (+42.5% y.o.y), as a result of the successful TMN’s campaign both for voice and data offers and including the strong take-up of wireless broadband supported by the information society initiatives. In early October, TMN celebrated the 6 million customer mark, thus consolidating its leadership position in the market. TMN continued to focus on postpaid, particularly on the corporate segment, and on prepaid to postpaid migration. As a result, approximately 70% of net additions in the period were postpaid, which accounted for 23.8% of total customers at the end of 2007.

Handset portfolio _ TMN launched several initiatives during the Christmas campaign, using the TMN and the UZO brands, aimed at stimulating usage. In terms of handsets, TMN continued to focus on having a balanced and broad portfolio, with an important component of exclusive handsets, which allows for greater pricing flexibility and thus better control of SARC. Additionally, TMN reinforced its offering of the Blackberry email to corporate, SME and SoHo segments. For the Summer campaign, TMN launched 25 new handsets, of which 8 were exclusive, and for the Christmas campaign, TMN offered 16 new handsets, of which 6 were exclusive.

Broadband _ The rollout of broadband data remained a key priority during the quarter. Demand for the service “internetnotelemovel”, which was the first flat-rate offer for Internet and email access on mobile handsets launched in Portugal, has been picking up, whilst wireless broadband take-up remains strong. The wireless broadband take-up has been underpinned by the “e-escolas” programme, a part of the Government’s “Plano Tecnológico” initiative, which aims to provide laptop computers with wireless broadband connectivity, at certain discounts, to schools, teachers, students and info-excluded individuals. This project is being developed as part of TMN’s commitment to the development of the information society, as per the UMTS licence terms. At the end of 2007, TMN had already delivered approximately 70 thousand laptops bundled with broadband subscriptions.

Fixed-mobile convergent offers _ TMN has also been developing fixed-mobile convergent offers with the objective of providing more comprehensive and integrated solutions for its customers. “OfficeBox”, which targets the SME and SoHo segments, is an off-the-shelf product aimed at covering the full telecommunication needs of small businesses. It includes fixed-line and mobile voice, fixed and mobile Internet access, mobile handset and a PC. Its minimum price is a flat rate of Euro 70 per month per workstation.

ARPU _ ARPU decreased by 5.7% y.o.y in 2007 to Euro 19.8, mainly as a result of the increasing penetration in lower segments of the market and the growing number of users with multiple SIM cards, as well as lower roaming prices. Nevertheless, the growth in the average customer base more than offset the dilution in ARPU, allowing service revenues to grow by 2.2% y.o.y in 2007. Roamers ARPU decreased by 24.9% y.o.y as a result of the adjustments TMN has been making to its roaming pricing plans, following EU-imposed changes to wholesale roaming prices, which came into effect as of 1 September 2007. Blended MOU increased by 0.3% y.o.y in 2007 to 121 minutes, as a result of the growth in outgoing voice MOU.

Data services _ Data services continued to contribute strongly to top line growth, with data revenues having increased by 23.5% y.o.y in 2007 and already accounting for 16.0% of service revenues at the end of the period, which compares favourably with 13.3% in 2006.

The increase in data service revenues is primarily based on non-SMS data revenues, which grew by 84.6% y.o.y and already accounted for 34.4% of total data revenues in 2007. This growth in non-SMS data was driven by a strong performance in terms of mobile Internet and wireless broadband. Data usage, measured in kilobytes, increased by more than five times in 2007 when compared to 2006. The number of SMS in 2007 reached approximately 180 messages per month per active SMS user. The number of active SMS users reached 50% of total customers at the end of the 2007.

International market

Brazilian mobile - Vivo

Operating revenues _ Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 14.2% y.o.y in 2007 to R$ 13,133 million, primarily as a result of the strong growth in service revenues (+17.6% y.o.y), which was underpinned by the growth in customers and in ARPU. This strong performance more than offset the decrease in equipment sales and in other operating revenues.

Brazilian mobile income statement (1)	R$million

	2007	2006	y.o.y
Operating revenues	13,133.0	11,498.0	14.2%
Services rendered	11,502.8	9,777.5	17.6%
Sales	1,376.1	1,391.7	(1.1)%
Other operating revenues	254.1	328.9	(22.7)%
Operating costs, excluding D&A	9,960.2	8,787.3	13.3%
Wages and salaries	686.8	631.0	8.8%
Direct costs	2,284.4	1,359.6	68.0%
Commercial costs	3,535.4	3,277.1	7.9%
Other operating costs	3,453.5	3,519.5	(1.9)%
EBITDA (2)	3,172.8	2,710.8	17.0%
EBITDA~, excluding exceptional items (3)	3,107.7	2,746.0	13.2%
Depreciation and amortisation	2,789.2	2,763.4	0.9%
Income from operations (4)	383.6	(52.7)	n.m.
EBITDA margin	24.2%	23.6%	0.6pp
EBITDA margin, excluding exceptional items	23.7%	23.9%	(0.2pp )
Capex	1,919.0	2,113.0	(9.2)%
Capex as % of revenues	14.6%	18.4%	(3.8pp )
EBITDA minus Capex	1,253.8	597.7	109.8%

(1) Information prepared in accordance with IFRS.

(2) EBITDA = income from operations + depreciation and amortisation.

(3) Adjusts for the one-off provision related to bad debt booked in 2Q06 in the amount of R$ 162 million.

(4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

EBITDA _ EBITDA increased by 17.0% y.o.y to R$ 3,173 million in 2007. Part of this improvement is explained by an extraordinary provision for bad debts booked in the second quarter of 2006 (R$ 162 million). Nevertheless, the strong underlying performance in terms of top line resulted in an EBITDA (excluding exceptionals items) increase of 13.2% y.o.y. to R$ 3,108 million in 2007, notwithstanding the higher commercial activity. As a result of the measures implemented over the past year and a half to control bad debt, Vivo provisions for doubtful receivables in 2007 fell to approximately 4% of gross revenues. Unitary SARC fell by 16.1% y.o.y to R$ 110 in 2007. As a result, EBITDA margin increased by 0.6pp in 2007 to 24.2%.

Capex _ Capex decreased by 9.2% y.o.y to R$ 1,919 million in 2007, equivalent to 14.6% of operating revenues. Capex in 2007 was directed towards: (1) the implementation of the GSM/EDGE overlay, and

(2) network coverage and quality. The GSM/EDGE network overlay was implemented in record time and already covers 2,318 municipalities. All of the capex related to the initial GSM/EDGE rollout, as announced in July 2006, has been already invested. EBITDA minus Capex increased from R$ 598 million in 2006 to R$ 1,254 million in 2007.

Acquisitions _ On 2 August, Vivo reached an agreement to acquire Telemig Celular and Amazonia Celular. Anatel has already approved the acquisition of Telemig Celular. On 20 December, Vivo reached an agreement with Oi (Telemar Norte Leste) to sell Tele Norte Celular, the controlling company of Amazonia Celular. Additionally, on 25 September, Vivo acquired 1.9 GHz frequencies in all of the regions where it did not operate, in particular in the Northeast states. Vivo has thus achieved full nationwide coverage in Brazil, which has been a long-standing objective of the Company and should consolidate its leadership position in the mobile market. In December, Vivo participated in the bidding process of 3G frequencies and succeeded in achieving a nationwide coverage having offered R$ 1.1 billion for the band J licenses.

Brazilian mobile operating data (1)

	2007	2006	y.o.y
Customers (‘000)	33,484	29,053	15.2%
Net additions (‘000)	4,430	(752)	n.m.
MOU (minutes)	77	74	4.9%
ARPU (R$)	30.4	27.1	12.2%
Customer	17.3	15.7	10.3%
Interconnection	13.1	11.5	14.7%
Data as % of service revenues (%)	7.9	6.8	1.1pp
SARC (R$)	109.7	130.7	(16.1)%
Employees	5,600	5,896	(5.0)%

(1) Operating data calculated using Brazilian GAAP.

Customers _ Vivo’s customer base increased by 15.2% y.o.y to 33,484 thousand, with net additions reaching 4,430 thousand in 2007 on the back of significantly higher commercial activity when compared to 2006. GSM accounted for approximately 65% of total gross additions in 2007, bringing the total number of GSM customers to more than 11.2 million at the end of the year, equivalent to 33.6% of total customers. As part of the continued focus on improving customer satisfaction and usage, Vivo launched a set of postpaid plans, called “Vivo Escolha”, in the third quarter of 2006. More than one year after introducing the new family of plans, approximately 67% of the postpaid customer base (excluding corporates) has already moved to a “Vivo Escolha” plan. Vivo’s focus on providing the best network quality and the best service offering has been resulting in improved customer satisfaction levels, as evidenced by recent consumer surveys.

MOU _ Vivo’s blended MOU increased by 4.9% y.o.y in 2007 to 77 minutes, reflecting the growth in outgoing traffic, as a result of successful campaigns aimed at increasing consumption in the prepaid segment, notwithstanding the strong growth of the subscriber base throughout 2007.

ARPU _ Vivo’s blended ARPU reached R$ 30.4 in 2007, an increase of 12.2% y.o.y, driven by the strong growth in customer and interconnection ARPU, which increased by 10.3% y.o.y and 14.7% y.o.y respectively, on the back of higher penetration of data services.

Data revenues _ Data revenues increased by 35.5% y.o.y in 2007, representing 7.9% (+1.1pp y.o.y) of service revenues. In terms of data services, Vivo has leveraged on being the only operator using two technologies, positioning CDMA/EVDO as the best solution for mobile data. As a result, Vivo has continued to experience strong growth in its WAP and ZAP (EVDO data cards) offers. Recently it introduced innovative services such as Vivo Play (downloads and video streaming) and Vivo Flash (residential wireless broadband access for desktops).

Other international investments

Highlights of main assets in Africa and Asia (2007) (1) (2)	thousand (customers), million (financials)

	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Euro	EBITDA Euro
Médi Télécom (3)	32.18%	6,669	4,926	5.0%	2,271	9.3%	46.1%	438.4	202.1
Unitel (3) (5)	25.00%	3,307	891	37.2%	536	23.6%	60.2%	648.9	390.6
MTC (4) (5)	34.00%	800	1,140	16.4%	599	2.0%	52.6%	117.7	61.9
CVT (4) (5)	40.00%	221	7,458	6.9%	4,705	6.4%	63.1%	67.6	42.7
CTM (3)	28.00%	533	2,289	9.0%	967	19.2%	42.2%	207.4	87.6
CST (4) (5)	51.00%	38	156,321	12.4%	53,062	9.2%	33.9%	8.3	2.8
Timor Telecom (4)	41.12%	81	32	35.4%	15	58.7%	46.0%	23.0	10.6
UOL	29.00%	1,690	525	9.2%	153	12.5%	29.2%	197.0	57.5

(1) All information prepared in accordance with local GAAP.

(2) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT and Timor Telecom.

(3) Equity consolidation method.

(4) Full consolidation method.

(5) These stakes are held by Africatel, which is controlled 78% by PT.

Morocco - Médi Télécom

Médi Télécom revenues increased by 5.0% y.o.y in 2007 to MAD 4,926 million, while EBITDA increased by 9.3% y.o.y to MAD 2,271 million. The mobile customer base increased by 28.9% y.o.y to 6,665 thousand, with net additions in 2007 totalling 1,496 thousand, driven by the sale of SIM-only packages. At the end of December 2007, Médi Telecom’s market share stood at 33.5%, having increased 0.4pp over the end of September 2007. MOU decreased by 4.6%

y.o.y in 2007 to 49 minutes. ARPU totalled MAD 69.3 in 2007, a decrease of 23.1% over 2006, mainly due to the significant growth of the customer base, the increasing proportion of lower ARPU customers and the increased competition in the market.

Angola - Unitel

Unitel’s revenues and EBITDA increased by 37.2% and 23.6% y.o.y respectively in 2007, underpinned by strong customer growth, both in Luanda and in the main districts of the Angola. EBITDA margin reached 60.2% in 2007. Net additions totalled 1,258 thousand in 2007, with the total customer base reaching 3,307 thousand at the end of December 2007, an increase of 61.4% over the same period of last year. Unitel’s MOU decreased by 16.1% y.o.y in 2007 to 118 minutes. ARPU totalled USD 27.6 in 2007, a decrease of 19.5% over 2006 , as a result of the strong growth in the customer base.

Namibia - MTC

MTC’s revenues and EBITDA increased by 16.4% and 2.0% y.o.y respectively in 2007. The EBITDA growth was impacted by the increase in commercial costs, as a result of higher commercial activity particularly in postpaid, higher leased line costs related to network rollout and higher personnel costs. Net additions totalled 191 thousand in 2007, with total customers reaching 800 thousand at the end of December 2007, an increase of 31.3% over the same period of 2006. Postpaid customers increased by 38.5% y.o.y, representing 8.9% of total customer base. ARPU totalled NAD 134 in 2007, a decrease of 15.2% y.o.y, primarily as a result of the growth in the customer base in 2007.

Cape Verde - CVT

CVT’s revenues and EBITDA increased by 6.9% and 6.4% y.o.y respectively in 2007, mainly due to the strong growth in mobile customers, which increased by 35.9% y.o.y to 148 thousand customers. Mobile MOU reached 82 minutes, an increase of 3.4% y.o.y in 2007. Mobile ARPU in 2007 was CVE 2,766, a decrease of 10.0% y.o.y. EBITDA Margin reached 63.1% in 2007.

Macao - CTM

CTM’s revenues increased by 9.0% y.o.y to MOP 2,289 million in 2007, as a result of the increase in the number of mobile and broadband customers. EBITDA improved by 19.2% y.o.y to MOP 967 million in 2007. In the mobile division, customers increased by 17.0% y.o.y to 349 thousand at the end of December 2007. CTM’s mobile ARPU decreased by 12.4% y.o.y to MOP 219 in 2007, as a result of the growth in the customer base.

São Tomé e Príncipe - CST

CST’s revenues increased by 12.4% y.o.y to STD 156,321 million in 2007, with EBITDA growing by 9.2% y.o.y to STD 53,062 million. In the mobile division, CST added 12 thousand customers in 2007, bringing the total number of customers to 30 thousand at the end of

December 2007, an increase of 63.4% y.o.y. Mobile MOU decreased by 23.6% y.o.y in 2007, reaching 62 minutes, as a result of the growth in the customer base. Mobile ARPU was STD 299 thousand in 2007, a decrease of 22.2% over 2006.

East Timor - Timor Telecom

Timor Telecom’s revenues and EBITDA increased by 35.4% and 58.7% y.o.y respectively, mainly as a result of the strong increase in the number of mobile customers. Timor Telecom’s net additions reached 29 thousand, bringing the total customer base to 78 thousand at the end of December 2007, an increase of 59.3% y.o.y. Mobile MOU decreased by 4.1% y.o.y to 101 minutes. Mobile ARPU was USD 33 in 2007, a decrease of 7.4% over 2006.

Brazil - UOL

UOL’s revenues increased by 9.2% y.o.y to R$ 525 million in 2007, as a result of the growth in the customer base and in advertising revenues. EBITDA increased by 12.5% y.o.y to R$ 153 million in 2007, corresponding to an EBITDA margin of 29.2%, underpinned by the strong growth in brand advertising and subscription revenues coupled with a strict cost control. UOL’s subscriber base totalled 1,690 thousand at the end 2007, including 973 thousand broadband customers, which represented an increase of 23% over 2006. In December 2007, page views and unique visitors increased by 19% and 29% y.o.y respectively.

03  Employees

Number of employees and productivity ratios

	2007	2006	Δ y.o.y	y.o.y
Domestic employees	10,338	11,336	(998)	(8.8)%
Wireline	6,354	7,181	(827)	(11.5)%
Domestic mobile • TMN	1,144	1,140	4	0.4%
Other	2,840	3,015	(175)	(5.8)%
International employees	18,300	19,346	(1,046)	(5.4)%
Brazilian mobile • Vivo (1)	2,800	2,948	(148)	(5.0)%
Other	15,500	16,398	(898)	(5.5)%
Total Group employees	28,638	30,682	(2,044)	(6.7)%
Fixed lines per employee	657	613	44	7.2%
Mobile cards per employee
TMN	5,473	5,003	470	9.4%
Vivo	5,979	4,928	1,052	21.3%

(1) The number of employees in the Brazilian mobile business corresponds to 50% of the employees of Vivo.

At the end of 2007, the number of staff employed by PT totalled 28,638 employees, of which 36.1% were based in Portugal. In the wireline business, the ratio of fixed lines per employee improved by 7.2% y.o.y in 2007 to 657 lines, reflecting the ongoing workforce rationalisation programme, while in TMN the ratio of mobile cards per employee rose by 9.4% to 5,473 cards. At the end of December 2007, the total number of employees of Vivo decreased by 5.0% y.o.y to 5,600 employees, with the ratio of mobile cards per employee increasing by 21.3% to 5,979 cards.

As part of the cost rationalisation programme, PT continued with its workforce reduction programme, with headcount decreasing by 1,004 employees in 2007, of which 827 were in the wireline business.

04              Capital markets

Shareholder remuneration

In terms of shareholder remuneration, PT returned approximately Euro 3.4 billion to shareholders in 2007, through a combination of the following:

•             Share buyback of Euro 1,185 million. On 20 December 2007, PT cancelled 103,056,500 of its own shares, equivalent to 9.13% of its share capital, and reduced its share capital from Euro 33,865,695 to Euro 30,774,000. As of 31 December 2007, PT had equity swap contracts on its own shares totalling Euro 135 million.

•             The distribution of 180.6 million shares of PT Multimédia to PT shareholders, equivalent to Euro 1.7 billion, assuming the weighted average market price of PT Multimédia on the Euronext Lisbon as at 6 Novembrer 2007 (Euro 9.18 per share).

•             Remuneration of Euro 517 million corresponding to the payment of the May 2007 dividend equal to 47.5 cents per share for the fiscal year 2006.

Subject to Shareholders’ approval at the AGM.

Regarding dividends for the fiscal year 2007 to be paid in 2008, PT’s Board of Directors will propose the submission for shareholders’ approval at the next AGM, to be held on 28 March 2008, the payment of a cash dividend of 57.5 cents per share, representing an increase of 21.1% over the previous year.

In global terms, considering the shareholder remuneration of 2006, through the payment of dividends in the amount of Euro 526 million, PT had already returned to its shareholders around 66% of the total remuneration package approved for the period 2006-2009, which corresponds to approximately Euro 3.9 billion.

In addition, as at the date of this report, PT had contracted equity swaps to acquire 63,391,786 PT shares, of which 20,640,000 shares were contracted under the previous share buyback programme. As part of the share buyback programme under execution, PT has acquired, directly or through equity swaps, a total of 145,808,286 own shares, equivalent to 14.21% of PT’s share capital (or 12.92% of PT’s share capital prior to the share capital reduction executed on 20 December 2007), amounting to Euro 1,434 million.

Shareholder structure

PT has a diversified shareholder base, with approximately 68% of its share capital being held by foreign shareholders, divided mainly among United States and Europe. The Portuguese market has been increasing its weight in PT’s share capital, representing now almost a third of the total shareholder base, with Continental Europe and the US market representing approximately 23% and 26%, respectively, of PT’s outstanding capital.

At the end of 2007, the holdings of the qualified shareholders represented approximately 57% of PT’s share capital, as follows:

Qualified holdings	31 December 2007

Institutions	No. of shares	% of capital
Brandes Investments Partners	98,943,217	9.65%
Telefónica	93,915,644	9.16%
Espirito Santo Group	91,311,811	8.90%
Caixa Geral de Depósitos Group	65,341,768	6.37%
Ongoing Strategy Investments	60,404,969	5.89%
Telmex	38,460,000	3.75%
Fidelity	23,592,185	2.30%
Barclays Group	23,216,664	2.26%
Capital Group Companies	22,996,339	2.24%
Credit Suisse	22,683,484	2.21%
Visabeira Group	22,667,473	2.21%
Controlinveste Comunicações	22,284,551	2.17%

Share performance

PT shares registered a favourable evolution in 2007, in line with the positive performance of the European telecommunications sector in the period. PT shares closed the year 2007 at Euro 8.93, representing an increase of 8.6% over the previous year (considering a PT share price adjusted by the spin-off of PT Multimédia of Euro 8.22 for the 2006 year-end). The DJ Stoxx Telecom Europe index in 2007 also increased by 14.6% over last year, as well as the PSI-20 index which registered an increase of 16.3% in the same period. Taking into account shareholder remuneration, PT provided a total shareholder return of 11.7% in 2007.

Source: Bloomberg (local currency).

Among the major financial markets, the Bovespa registered the best performance in 2007 (+43.6%), followed by the DAX (+22.3%). The PSI-20 index also saw a postive performance in 2007, registered the second highest increase (+16.3%) among the European financial markets.

Source: Bloomberg (local currency).

Around 1,343 million PT shares were traded in 2007, equivalent to a daily average of 5.3 million shares, with the trading volume accounting for approximately 14% of the total trading volume of Euronext Lisbon. PT’s average turnover increased to 119% in 2007, as compared with 107% in last year.

In 2007, PT’s ADRs increased by 20.7%, closing the year at US$ 13.02. An average of approximately 100 thousand PT ADRs were traded daily in 2007 on the New York Stock Exchange. The number of ADRs outstanding at the end of 2007 was 48.7 million, of which 73%

were owned by international qualified shareholders. PT’s ADR programme continues to be one of the most active among European telecom operators.

Bond performance

The key credit strength of PT in 2007 was again its ability to generate a strong operating free cash flow, as a result of leading market positions in both fixed and mobile businesses in Portugal and in mobile business in Brazil, as well as the implementation of continued cost cutting programmes. In 2007, PT maintained a strong liquidity position, given its high level of cash, its debt profile and the additional flexibility provided by its stand-by lines.

Rating

After the failure of the tender offer for Portugal Telecom, Standard & Poor’s and Moody’s confirmed PT’s rating as BBB- and Baa2 respectively, both with stable outlook. These ratings reflect the factors mentioned above, as well as the expected increase in indebtedness resulting from the implementation of PT’s shareholder remuneration package.

Bonds

In the beginning of 2007, PT’s bond performance was mainly determined by the probability of success assigned to the tender offer over PT launched in 2006, as that event would result in the weakening of the Company’s credit quality. Thus, after the failure of the tender offer, spreads of PT bonds tightened gradually until the end of May.

In July, the decline in the housing market in the United States, mainly linked to defaults on subprime loans, resulted in credit spreads widening across the market. This, together with its impacts on financial markets, has been the main driver for the performance of PT bonds until the end of 2007.

Source: Bloomberg

On 3 July 2007, PT launched and priced exchangeable bonds in the amount of Euro 750,000,000, due 2014, exchangeable into fully paid ordinary shares of PT. These bonds were issued by Portugal Telecom International Finance BV on 28 August 2007, carrying a coupon of 4.125% , with an exchange price of Euro 13.9859. Effective 30 October 2007, the exchange price was adjusted to Euro 11.60 as a result of the spin-off of PT Multimédia, according to the terms and conditions of the bonds.

Until the end of 2007, the price of the exchangeable bonds followed the change in the price of PT shares, reaching 105.5 at the end of the year.

Investor relations activities

PT has a policy of providing its shareholders and other members of the international financial community with clear, transparent, regular, two-way communications.

During 2007, the Company participated in several investor events, including investor roadshows, analyst and investor presentations, one-on-one meetings and conference calls, as well as investor conferences in Europe and in the US.

In 2007, PT held a total of over 200 meetings with analysts and investors. Additionally, PT held meetings in its offices, as well as conference-calls with investors and analysts on a regular basis.

During 2007, PT held three roadshows in Europe and the US. The two most significant were held in February (after the announcement of the full-year results), as well as the roadshow held between the end of November and the beginning of December.

The domestic and international financial community continued to recognise PT’s efforts in terms of investor relations. This was recognised internationally by the two awards PT received at the 2007 IR Magazine Continental Europe Awards:

•                      Best Investor Relations Officer (Small and Medium Cap)

•                      Best Investor Relations in Portugal

Domestically, PT received three prizes at the 2007 Investor Relations Awards, promoted by Deloitte, Diário Económico and Semanário Económico, as follows:

•                      Best CEO in the Investor Relations area

•                      Annual Report (non-financial sector) - Honourable Mention

•                      Best Investor Relations Officer - Honourable Mention

05              Main events

Events of the year

Shareholder remuneration

27.APR.07            PT’s shareholders approved at the Annual General Meeting (AGM) the following proposals related to the shareholder remuneration package:

•             The payment of a cash dividend of Euro 0.475 per share for the fiscal year 2006. The dividend was paid on 18 May 2007.

•             The free attribution (spin-off) of all the ordinary shares of PT Multimédia held by PT to its shareholders.

•             The acquisition of PT’s own shares, in connection with the share buyback programme announced.

28.SEP.07             Following the approval of the proposal above mentioned, PT acquired 103,056,500 own shares, corresponding to 9.13% of its share capital, by a total amount of Euro 1.05 billion, through the the exercise of the physical settlement of equity swap contracts.

Share capital

27.APR.07            PT’s shareholders approved at the AGM a share capital increase to Euro 474,119,730, to be carried out by means of incorporation of legal reserve in the amount of Euro 79,019,955. At the same meeting, the shareholders approved a share capital reduction in the amount of Euro 440,254,035 to Euro 33,865,695, to be carried out through a reduction in the par value of PT shares to 3 cents.

22.MAY.07           PT executed the public deed for the referred share capital increase and reduction operations, with the resulting share capital amounting to Euro 33,865,695, comprised by 1,128,856,500 shares with a par value of 3 cents each.

20.DEC.07            As part of the execution of the share buyback programme, PT registered the reduction of its share capital in the amount of Euro 3,091,695 through the cancellation of 103,056,500 treasury shares. As a result, PT’s share capital is now equivalent to Euro 30,774,000, comprised by 1,025,800,000 shares with a par value of 3 cents each.

Spin-off of PT Multimédia

21.SEP.07             PT announced that its Board of Directors approved the execution of the PT Multimédia spin-off by the end of October 2007, which was within the expected timeframe and in accordance with the terms approved by the Annual General Shareholders’ Meeting of 27 April 2007.

12.OCT.07            PT announced that the execution of the spin-off of its 58.43% holding in PT Multimédia would be completed on 7 November 2007, under the following terms:

•             Timetable - ex-righ date: 30 October; record date: 1 November and credit date of PT Multimédia shares to PT’s shareholders accounts: 7 de November.

•             The allotment to each shareholder of the number of PT Multimédia shares resulting from the application of the ratio 0.176067 to the number of PT shares held on 1 November (“record date”), rounded down, with a cash payment for the corresponding difference.

•             For tax and accounting purposes, the spin-off was considered a dividend in kind and therefore each PT shareholder was subject to withholding tax in accordance with applicable legislation.

06.NOV.07           PT announced that the reference price, to determine the cash amounts in connection with the withholding tax and the compensation for fractional shares resulting from the application of the spin-off ratio, corresponding to the weighted average market price of PT Multimédia shares on the Euronext Lisbon on 6 November 2007 was Euro 9.18 per share.

07.NOV.07           PT announced the completion of the spin-off of PT Multimédia, with a total of 154.9 million shares being transferred to the shareholders’ accounts, representing 50.1% of the share capital and voting rights in PT Multimédia. As a result of the application of the withholding tax and the fractional shares mechanisms, PT retained an interest of 8.3% of PT Multimédia’ s share capital, corresponding to 25.7 million shares. Following the sale of these PT Multimédia shares, on 13 November 2007, PT no longer holds PT Multimédia shares in its balance sheet. The buyers of such PT Multimédia shares have agreed to a 6-month lock-up period, as per US legal requirements.

Acquisition of Telemig Participações and Tele Norte Participações

O2.AUG.07           Vivo announced the signature of a stock purchase agreement with Telpart Participações to acquire control of Telemig Celular Participações and Tele Norte Celular Participações, corresponding to 22.72% and 19.34% of total share capital respectively, for an aggregate amount of R$ 1.2 billion. Assuming full acceptance of all mandatory and voluntary offers, Vivo will have acquired a beneficial interest of 58.2% in Telemig Celular and 54.6% in Amazônia Celular, for an aggregate consideration of approximately R$ 2.9 billion (including the value of the subscription rights of R$ 87 million to be acquired from Telpart). Anatel has already approved the acquisition of Telemig Celular. With this transaction Vivo reaffirms its leadership in the wireless market.

20.DEC.07            Vivo reached an agreement with Oi (Telemar Norte Leste) to sell Tele Norte Celular, the controlling company of Amazonia Celular.

Debt

05.MAR.07           Moody’s confirmed its rating for PT at Baa2, with stable outlook, following the failure of the tender offer. Fitch Ratings also confirmed its rating for PT at BBB, with negative outlook.

16.MAR.07           Standard & Poor’s confirmed its rating for PT at BBB-, with stable outlook, following the failure of the tender offer.

03.JUL.07             PT successfully issued a Euro 750 million exchangeable bond with a maturity of 7 years. The coupon was fixed at 4.125% and the exchange price at Euro 13.9859, which was adjusted, on 30 October 2007, to Euro 11.60 following the spin-off of PT’s interest in PT Multimédia.

Corporate bodies

02.MAR.07           Approval at the Shareholders’ Meeting of the election of the Vice-Chairman of the General Meeting of Shareholders, Daniel Proença de Carvalho, and of the Secretary of the General Meeting of Shareholders, Francisco Leal Barona, following the termination of the term of office of the former holders of these positions, as well as the ratification of the appointment of the Director, Nuno Rocha dos Santos de Almeida, to complete the 2006/2008 term of office in both cases.

22.JUN.07             Approval at the Shareholders’ Meeting of the following proposals:

•             Amendment to the articles of association of PT in light of the amendments to the Portuguese Companies Code, which, notably, aims at the implementation of the Anglo-Saxon governance model in PT, with the Company’s supervision to be carried out by an

Audit Committee composed of members of the Board of Directors and by a statutory auditor.

•             Change in the composition of the Board of Directors from 21 to 23 members and election of Rafael Mora Funes and José Xavier de Basto as members of the Board of Directors to complete the 2006-2008 term of office.

•             Election of the directors João Mello Franco (Chairman), Thomaz Paes de Vasconcellos and José Xavier de Basto as members of the Audit Committee for the 2006-2008 term of office.

•             Election of the company P. Matos Silva, Garcia Jr., P. Caiado & Associados, SROC, represented by Pedro Matos Silva as Statutory Auditor, and of the company Ascenção, Gomes, Cruz & Associado – SROC, represented by Mário Gomes as alternate Statutory Auditor, for the 2006-2008 term of office.

•             Election of Eduardo Vera-Cruz Pinto as the new Vice-Chairman of the General Meeting of Shareholders, following the resignation of the former Vice-Chairman, to complete the 2006-2008 term of office.

•             Election of Álvaro Pinto Correia, João Mello Franco and Francisco Esteves de Carvalho as members of the Compensation Committee in substitution of the resigning members.

21.SET.07             PT’s Board of Directors announced the appointment of Zeinal Bava, Deputy CEO of PT, as CEO of PT Portugal and of PT Comunicações, in addition to his role as CEO of TMN, following the resignation of Rodrigo Costa as Vice-President of PT and CEO of the Wireline division.The Chairman and CEO of PT, Henrique Granadeiro, announced that he will propose to the Board of Directors, following the Annual General Meeting to approve accounts, the appointment of Zeinal Bava as CEO of PT, while remaining as Chairman of the Board.

Competition Authority fine

02.AUG.07            The Portuguese Competition Authority sanctioned PT for alleged abuse of dominant position by refusing to provide access to its ducts and applied a fine of Euro 38 million. Supported by legal opinions, PT has decided not to accrue for this contingency, as it considers that the outcome will be ultimately favourable for PT.

Public tender offer

12.JAN.07             PT published an update to the report of the Board of Directors regarding the public tender offer announced by Sonaecom. On the same date, PT was notified by the Portuguese Securities Commission (CMVM) of its decision to register the offer.

20.FEB.07             PT published an update to the report of the Board of Directors, following the revision of the offer price announced by Sonaecom on 15 February 2007.

27.FEB.07             PT issued a clarification on the shareholder remuneration package included in the update to the Board of Directors report on the revision of the offer price published on 20 February 2007.

01.MAR.07           Following the amendment to the prospectus on the tender offer launched by Sonaecom SGPS and Sonaecom BV, the Board of Directors of PT considered that the offerors’ amendments to the prospectus did not change the consideration and terms of the revised offer that has been announced, only clarified the conditions of the financing of the offer, namely the sale of assets and the allocation of PT’s results through dividends to service the debt assumed by the offerors. Therefore, the Board of Directors reiterated the position and the commitments expressed in its report of 20 February 2007.

02.MAR.07           PT’s shareholders rejected, by the majority of the votes cast at the general meeting, the proposal related to the removal of the voting limitation in the bylaws of the Company, whose approval was a condition of the tender offer launched by Sonaecom. Thus, and in accordance with the understanding of the CMVM, the tender offer launched by Sonaecom for PT and PT Multimédia shares, and their effects, lapsed.

Subsequent events

Corporate bodies

18.JAN.08             PT announced that Armando António Martins Vara resigned from his office as non-executive member of the company’s Board of Directors.

31.JAN.08             PT announced that António Viana-Baptista and Fernando Abril-Martorell resigned from their office as non-executive members of the company’s Board of Directors.

12.FEB.08             PT announced the appointment of Francisco Manuel Marques Bandeira, José María Álvarez-Pallete López and Santiago Fernández Valbuena as non-executive members of the Company’s Board of Directors, to complete the 2006-2008 term of Office, thus replacing Armando António Martins Vara, António Viana-Baptista and Fernando Abril-Martorell respectively.

Shareholder remuneration

13.FEB.08             PT announced that, as part of the share buyback programme, it has the right to acquire 63,391,786 shares through equity swap agreements, which includes 20,640,000 shares contracted under the previous share buyback programme. As a result,as part of the share buyback programme under execution, PT has acquired a total of 145,808,286 own shares, equivalent to 12.92% of PT’s share capital prior to the share capital reduction executed on 20 December 2007, by a total amount of Euro 1,434 million.

06              Outlook

Portugal Telecom will continue to explore the growth potential of its asset portfolio, both domestically and internationally. In the domestic market, PT aims to explore full telecommunications and multimedia opportunities through fixed-mobile convergent offers and through multimedia integrated propositions. Internationally, PT intends to continue developing its mobile asset in Brazil, taking advantage of the potential growth of the Brazilian market, and to exploit opportunities in growth markets where PT has clear competitive advantages.

PT will continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to its existing businesses, placing the profitability of its assets under pressure.

In order to anticipate these challenges, PT’s strategy in the domestic market will be based upon the development of fixed-mobile convergent services for all segments of the market aimed at improving customer loyalty and decreasing retention costs, while using the various brands in an integrated manner. PT’s strategy will also be based on the deployment of new services aimed at providing a pay-TV offering with distinctive and customised content tailored to meet the customer needs. A multi-platform strategy will be designed to provide nationwide coverage of these services. PT will continue to contribute to the development of the information society in Portugal and to promoting the info-inclusion of all Portuguese citizens not only in the urban areas, but also in the more remote and rural regions of Portugal. PT will continue streamlining its businesses by rationalising its cost structure through productivity increases and business process reengineering.

Internationally, PT aims to continue exploring the growth potential of Vivo, its Brazilian mobile asset, leveraging on Brazil’s attractive economic growth prospects, favourable demographics and the opportunity for the fixed-mobile migration. PT will also take advantage of the nationwide coverage of Brazil recently achieved, an opportunity that was never available to date, in order to regain market share in key market segments, namely corporate and high-end. The upcoming launch of 3G services and the existing know-how of Vivo in the data segment should contribute to further exploit the mobile broadband and data opportunity. PT also aims to continue increasing its exposure to high-growth markets in Africa by selectively considering value-creating opportunities and taking full advantage of its existing portfolio and partnerships.

In line with its remuneration commitment, PT should continue to provide an attractive shareholder remuneration profile combined with above-average growth prospects, provided by its international portfolio.

07              Statement by the persons responsible

For the purposes of subparagraph 1, c) of article 245 of the Portuguese Securities Code, the members of the Board of Directors of Portugal Telecom, SGPS, S.A. identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Board of Directors and/or Executive Committee, as applicable, while in office:

•             The management report, the financial statements, the auditor’s opinion and the other financial statements and documents required by law or regulation concerning the financial year ended on 31 December 2007 were prepared in accordance with the applicable set of accounting standards and give a true and fair view of the assets, liabilities, financial position and profit or loss of Portugal Telecom, SGPS, S.A. and the undertakings included in the consolidation taken as a whole;

•             The management report concerning such financial year includes a fair review of the development of the business and the performance and position of Portugal Telecom, SGPS, S.A. and the undertakings included in the consolidation taken as a whole, including an accurate description of the principal risks and uncertainties that they face.

Lisbon, 27 February 2008

Henrique Granadeiro, Chairman of the Board of Directors and Chief Executive Officer

Zeinal Bava, Deputy Chief Executive Officer

Luís Pacheco de Melo, Executive Director, Chief Financial Officer

João Pedro Baptista, Executive Director

António Caria, Executive Director

Rui Pedro Soares, Executive Director

Santiago Fernández Valbuena, Non-Executive Director

José María Álvarez-Pallete López, Non-Executive Director

Joaquim Goes, Non-Executive Director

Amílcar de Morais Pires, Non-Executive Director

Francisco Marques Bandeira, Non-Executive Director

Jorge Tomé, Non-Executive Director

Nuno de Almeida e Vasconcellos, Non-Executive Director

Rafael Mora Funes, Non-Executive Director

João de Mello Franco, Non-Executive Director

Thomaz Paes de Vasconcellos, Non-Executive Director

José Xavier de Basto, Non-Executive Director

Franquelim Alves, Non-Executive Director

Gerald McGowan, Non-Executive Director

Francisco Pereira Soares, Non-Executive Director

Fernando Soares Carneiro, Non-Executive Director

Luís de Azevedo Coutinho, Non-Executive Director

Consolidated financial statements

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006

(Amounts stated in Euro)

	Notes	2007	2006

CONTINUING OPERATIONS

REVENUES

Services rendered	6	5,625,495,438	5,245,888,869
Sales	6	442,466,483	426,230,971
Other revenues	6	80,447,271	93,167,779
		6,148,409,192	5,765,287,619

COSTS, EXPENSES, LOSSES AND (INCOME)

Wages and salaries	8	638,072,873	633,477,183
Post retirement benefits	9.5	(65,076,144)	(72,114,978)
Direct costs	10	907,297,176	724,870,453
Costs of products sold	11	656,149,583	580,619,498
Support services		233,571,798	202,072,507
Marketing and publicity		147,246,817	138,301,415
Supplies and external services	12	945,616,627	928,511,310
Indirect taxes	14	201,825,104	175,910,937
Provisions and adjustments	39	127,033,719	216,636,355
Depreciation and amortisation	33 and 34	1,123,064,739	1,130,713,808
Curtailment costs, net	9.5	275,619,171	18,962,004
Gains on disposals of fixed assets, net		(2,795,990)	(5,149,008)
Other costs, net	15	45,071,936	115,399,995
		5,232,697,409	4,788,211,479

Income before financial results and taxes		915,711,783	977,076,140

Net interest expense	16	197,368,292	220,073,341
Net foreign currency exchange losses (gains)		12,427,018	(4,467,691)
Net gains on financial assets and other investments	17	(248,783,007)	(18,333,763)
Equity in earnings of associated companies, net	31	(126,127,657)	(130,605,856)
Net other financial expenses	18	48,316,434	51,778,746
		(116,798,920)	118,444,777

Income before taxes		1,032,510,703	858,631,363

Income taxes	19	243,277,665	(21,364,371)

Net income from continuing operations		789,233,038	879,995,734

DISCONTINUED OPERATIONS

Net income from discontinued operations	20	45,474,124	74,132,079

NET INCOME		834,707,162	954,127,813

Attributable to minority interests	21	92,847,426	87,368,156
Attributable to equity holders of the parent	23	741,859,736	866,759,657

Earnings per share from total operations
Basic	23	0.71	0.78
Diluted	23	0.67	0.73
Earnings per share from continued operations
Basic	23	0.69	0.74
Diluted	23	0.66	0.69

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED BALANCE SHEET

31 DECEMBER 2007 AND 2006

(Amounts stated in Euro)

	Notes	2007	2006
ASSETS
Current Assets
Cash and cash equivalents		664,642,854	548,464,617
Short-term investments	24	1,170,293,202	1,535,233,729
Accounts receivable - trade	25	1,307,429,771	1,181,912,412
Accounts receivable - other	26	128,745,389	218,912,177
Inventories	27	160,592,407	130,280,564
Taxes receivable	28	239,111,584	211,747,572
Prepaid expenses	29	106,526,815	121,714,749
Other current assets	30	38,979,994	50,405,004
Total current assets		3,816,322,016	3,998,670,824

Non-Current Assets
Accounts receivable - trade		1,289,741	916,813
Accounts receivable - other	26	4,352,233	15,237,939
Taxes receivable	28	148,340,234	124,531,128
Prepaid expenses		6,822,888	2,628,424
Investments in group companies	31	538,080,641	499,098,279
Other investments	32	27,235,420	132,391,079
Intangible assets	33	3,383,123,427	3,490,881,263
Tangible assets	34	3,585,397,171	3,942,033,190
Post retirement benefits	9.3	134,060,599	134,060,519
Deferred taxes	19	992,880,357	1,167,007,154
Other non-current assets	30	484,266,159	663,792,688
Total non-current assets		9,305,848,870	10,172,578,476
Total assets		13,122,170,886	14,171,249,300

LIABILITIES
Current Liabilities
Short-term debt	35	1,256,085,485	1,372,724,030
Accounts payable	36	1,108,882,163	1,115,089,223
Accrued expenses	37	641,050,928	680,217,532
Deferred income	38	286,056,467	215,738,311
Taxes payable	28	381,956,714	316,962,828
Provisions	39	123,340,200	105,151,491
Other current liabilities	40	67,308,947	82,495,889
Total current liabilities		3,864,680,904	3,888,379,304

Non-Current Liabilities
Medium and long-term debt	35	4,960,675,814	4,467,537,132
Taxes payable	28	31,172,618	25,787,484
Deferred income		1,413,069	380,097
Provisions	39	111,833,374	102,633,567
Post retirement benefits	9.3	1,463,932,239	1,807,570,587
Deferred taxes	19	84,880,140	90,377,817
Other non-current liabilities	40	521,772,540	682,545,374
Total non-current liabilities		7,175,679,794	7,176,832,058
Total liabilities		11,040,360,698	11,065,211,362

SHAREHOLDERS’ EQUITY
Share capital	41	30,774,000	395,099,775
Capital issued premium	41	—	—
Treasury shares	41	(323,178,913)	(187,612,393)
Legal reserve	41	6,773,139	82,706,881
Reserve for treasury shares	41	3,091,695	—
Accumulated earnings	41	1,620,761,976	1,965,055,467
Equity excluding minority interests		1,338,221,897	2,255,249,730
Minority interests	21	743,588,291	850,788,208
Total equity		2,081,810,188	3,106,037,938
Total liabilities and shareholders’ equity		13,122,170,886	14,171,249,300

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSES

FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006

(Amounts stated in Euro)

	Notes	2007	2006

Income and expenses recognised directly in shareholders’ equity
Post retirement benefits
Net actuarial gains	9.6	285,237,065	319,415,213
Tax effect	19	(75,588,720)	(100,691,917)
Financial instruments and investments
Hedge accounting
Change in fair value		3,685,028	32,537,381
Transferred to profit and loss	42	(8,287,000)	(6,938,643)
Investments available for sale:
Changes in fair value	32	15,682,412	19,831,643
Transferred to profit and loss on sale	17	(38,650,508)	—
Tax effect	19	7,306,068	(12,223,825)
Foreign currency translation adjustments (i)		204,087,132	(76,506,877)
Other expenses recognised directly in shareholders’ equity, net (ii)		(1,830,620)	(3,353,908)
		391,640,857	172,069,067
Income recognised in the consolidated income statement		834,707,162	954,127,813
Total income recognised		1,226,348,019	1,126,196,880

Attributable to minority interests		92,847,426	87,368,156
Attributable to equity holders of the parent		1,133,500,593	1,038,828,724

(i)    Gains recorded in 2007 are mainly related to the appreciation of the Real against the Euro from 2.8118 as at 31 December 2006 to 2.5963 as at 31 December 2007, while losses recorded in 2006 are primarily related to the devaluation of the Real against the Euro from 2.744 as at 31 December 2005 to 2.8118 as at 31 December 2006.

(ii)   In 2007 and 2006, current income taxes recognised directly in shareholders’ equity amounted to Euro 4,437,430 and Euro 2,667,726, respectively (Note 28), and are related to the tax effect on the gains obtained on the equity swaps over Portugal Telecom’s own shares.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006

(Amounts stated in Euro)

	Notes	2007	2006

OPERATING ACTIVITIES
Collections from clients		7,070,397,265	6,763,769,410
Payments to suppliers		(3,653,519,418)	(3,277,388,237)
Payments to employees		(654,757,374)	(653,682,324)
Payments relating to income taxes	44.a	(206,528,920)	(51,626,295)
Payments relating to post retirement benefits	9.4	(284,159,570)	(580,789,898)
Payments relating to indirect taxes and other	44.b	(610,407,039)	(572,755,719)
Cash flow from operating activities from continued operations		1,661,024,944	1,627,526,937
Cash flow from operating activities from discontinued operations	20	198,182,708	194,134,513
Cash flow from operating activities (1)		1,859,207,652	1,821,661,450

INVESTING ACTIVITIES
Cash receipts resulting from
Short-term financial applications	44.c	25,017,800,206	20,265,198,328
Financial investments	44.d	239,646,906	2,435,335
Tangible and intangible assets		15,424,276	12,456,930
Interest and related income		246,999,708	237,362,095
Dividends	44.e	94,799,920	34,267,817
Other investing activities	44.f	130,710,004	54,285,892
		25,745,381,020	20,606,006,397
Payments resulting from
Short-term financial applications	44.c	(24,652,859,679)	(18,501,169,649)
Financial investments	44.g	(3,342,537)	(93,174,205)
Tangible fixed assets		(756,401,882)	(723,195,587)
Other investing activities		(17,214,795)	(29,382,265)
		(25,429,818,893)	(19,346,921,706)
Cash flow from investing activities related to continued operations		315,562,127	1,259,084,691
Cash flow from investing activities related to discontinued operations	20	(79,620,931)	(122,394,941)
Cash flow from investing activities (2)		235,941,196	1,136,689,750

FINANCING ACTIVITIES
Cash receipts resulting from
Loans obtained	44.h	9,032,800,130	16,282,847,588
Subsidies		1,781,572	1,823,692
Other financing activities		220,786	39,292
		9,034,802,488	16,284,710,572
Payments resulting from
Loans repaid	44.h	(8,809,340,609)	(18,016,333,731)
Lease rentals (principal)		(17,089,599)	(12,790,988)
Interest and related expenses		(491,753,664)	(552,211,935)
Dividends	44.i	(552,726,968)	(552,208,352)
Acquisition of treasury shares	41.3	(1,050,271,924)	—
Other financing activities	44.j	(46,962,926)	(81,046,857)
		(10,968,145,690)	(19,214,591,863)
Cash flow from financing activities related to continued operations		(1,933,343,202)	(2,929,881,291)
Cash flow from financing activities related to discontinued operations	20	(20,267,540)	(85,489,101)
Cash flow from financing activities (3)		(1,953,610,742)	(3,015,370,392)

Cash and cash equivalents at the beginning of the period		548,464,617	612,158,485
Change in cash and cash equivalents (4)=(1)+(2)+(3)		141,538,106	(57,019,192)
Effect of exchange differences		23,442,726	(6,674,676)
Cash and cash equivalentes of PT Multimédia as of the date of the spin-off		(48,802,595)	—
Cash and cash equivalents at the end of the period		664,642,854	548,464,617

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements

As at 31 December 2007

(Amounts stated in Euros, except where otherwise stated)

1.         Introduction

a) Parent company

Portugal Telecom, SGPS, SA (formerly Portugal Telecom, SA, “Portugal Telecom”) and subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”), are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries, including Brazil.

Portugal Telecom was incorporated on 23 June 1994, under Decree-Law 122/94, as a result of the merger, effective 1 January 1994, of Telecom Portugal, SA (“Telecom Portugal”), Telefones de Lisboa e Porto (TLP), SA (“TLP”) and Teledifusora de Portugal, SA (“TDP”). On 12 December 2000, Portugal Telecom, SA changed its name to Portugal Telecom, SGPS, SA, and became the holding company of the Group.

As a result of the privatization process, between 1 June 1995 and 4 December 2000, Portugal Telecom’s share capital is mainly owned by private shareholders. As at 31 December 2007, the Portuguese State owned, directly or indirectly, 8.44% of the total ordinary shares and all of the A Shares of Portugal Telecom (Note 41.1).

The shares of Portugal Telecom are traded on the Euronext Lisbon Stock Exchange and on the New York Stock Exchange.

b) Corporate purpose

Continued operations

Portugal Telecom Group is engaged in rendering a comprehensive range of telecommunications services in Portugal and abroad, including Brazil.

In Portugal, fixed line services are rendered by PT Comunicações, SA (“PT Comunicações”), under the provisions of the Concession Agreement entered into with the Portuguese State on 20 March 1995 in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of fifteen years. On 11 December 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex (“Basic Network”).

Data transmission services are rendered through PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, SA (“PT Prime”), which is also an Internet Service Provider (“ISP”) for large clients.

ISP services for residential clients and small and medium companies are rendered through PT.com – Comunicações Interactivas, SA (“PT.com), which also provides services relating to the conception, design and exhibit of publicity and information space on Internet portals.

Mobile services in Portugal are rendered by TMN - Telecomunicações Móveis Nacionais, SA (“TMN”), under a GSM license granted by the Portuguese State in 1992 (period of 15 years), renewed in 2007 until 16 March 2022, and a UMTS license obtained in 19 December 2000 (period of 15 years).

In Brazil, the Group renders mobile telecommunications services through Brasilcel NV (“Brasilcel” or “Vivo”), a joint venture incorporated in 2002 by Portugal Telecom (through PT Móveis, SGPS, SA – “PT Móveis”) and Telefónica (through Telefónica Móviles, SA) to join the mobile operations of each group. Currently, Brasilcel, through its company Vivo, SA, provides mobile services in the Brazilian states of São Paulo, Paraná, Santa Catarina, Rio de Janeiro, Espírito Santo, Bahia, Sergipe, Rio Grande do Sul, and eleven states in the Midwestern and Northern regions of Brazil. On 3 August 2007, Vivo Participações, SA (a holding company listed on São Paulo stock exchange that is held by Brasilcel and controls Vivo, SA) signed a stock purchase agreement with Telpart Participações S.A. (“Telpart”) to acquire control of Telemig Celular Participações S.A. (“Telemig Celular”) and Tele Norte Celular Participações S.A. (“Tele Norte Celular”), providers of mobile telecommunication services in the Brazilian State of

Minas Gerais and in the Amazon region Under this purchase agreement, Vivo Participações, S.A. will acquire 22.72% and 19.34% of total capital of Telemig Celular and Tele Norte Celular, respectively, for an aggregate amount of R$ 1.2 billion, subject to certain price adjustments. In addition, Vivo Participações, SA will acquire from Telpart certain subscription rights for an aggregate amount of R$ 87 million. The conclusion of the transaction is subject to ANATEL (the Brazilian telecom regulator) approval and relating to Telepart’s share capital to ratification by general shareholders’ meetings of Vivo and Telpart, among other customary closing conditions, which were not in place as at 31 December 2007.

Discontinued operations (Note 20)

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, SA (“PT Multimedia” – recently renamed “ZON Multimédia, Serviços de Telecomunicações e Multimédia, SGPS, SA”) was the Group’s subsidiary for multimedia operations. Through its subsidiary TV Cabo Portugal, SA, PT Multimedia renders cable and satellite television services and voice and internet access services in mainland Portugal, Madeira and Azores. PT Multimedia also renders other multimedia services in Portugal, namely the editing and selling of DVD and movies through Lusomundo Audiovisuais, SA and the distribution and exhibition of movies through Lusomundo Cinemas, SA. At the last Annual General Meeting of Portugal Telecom held on 27 April 2007, it was approved the free allotment (spin-off) of all ordinary shares of PT Multimedia held by Portugal Telecom to its shareholders.

On 7 November 2007 Portugal Telecom concluded the distribution to its shareholders of its interest in PT Multimédia.

The net income of this business in 2006 and in 2007 until the conclusion of the spin-off was presented in the consolidated income statement under the caption “Net income from discontinued operations” (Note 20).

The consolidated financial statements for the year ended 31 December 2007 were approved by the Board of Directors and authorized for issue on 27 February 2008.

2.              Basis of presentation

Consolidated financial statements are presented in Euros, which is the currency of the majority of the Portugal Telecom’s operations. Financial statements of foreign subsidiaries are translated to Euros according to the accounting principles described in Note 3.q).

The consolidated financial statements of Portugal Telecom have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), and include all interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) as at 31 December 2007. For Portugal Telecom, no differences have been identified between IFRS as adopted by the EU and applied by Portugal Telecom, and IFRS as published by the International Accounting Standards Board.

Consolidated financial statements have been prepared assuming the continuity of operations, based on the accounting records of all subsidiaries (Exhibit I).

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reported periods (Note 3).

a) Consolidation principles

Controlled entities

Portugal Telecom has fully consolidated the financial statements of all controlled entities. Control is achieved where the Group has the majority of the voting rights or has the power to govern the financial and operating policies of an entity. In any case, where the Group does not have the majority of the voting rights but in substance controls the entity, the financial statements of the entity are fully consolidated (See Exhibit I).

The interest of any third party in the equity and net income of fully consolidated companies is presented separately in the consolidated balance sheet and consolidated income statement, under the caption “Minority interests” (Note 21).

Losses applicable to the minorities in excess of the minority’s interest in the subsidiary’s equity are allocated against the interest of the Group, except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses. Any future gains reported by the subsidiary are allocated against the interest of the Group, until the excess losses recognised by the Group are covered.

Assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at acquisition date. Any excess amount to the identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period the acquisition occurs. Minority interests are presented proportionally to the fair value of identifiable net assets.

The results of subsidiaries acquired or disposed during the period are included in the consolidated income statement from the effective date of the acquisition or up to the effective date of disposal, as appropriate.

All intra-group transactions, balances, income and expenses are eliminated in the consolidation process. Gains obtained in intra-group transactions are also eliminated in the consolidation process.

Where necessary, adjustments are made to the financial statements of subsidiaries to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures

Portugal Telecom has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Under this method, assets, liabilities, income and expenses of the entity are added, on a proportional basis, to the corresponding consolidated caption. Financial investments are classified as jointly controlled entities if the joint control agreement clearly demonstrates the existence of joint control.

All transactions and balances with jointly controlled entities are eliminated to the extent of the Group’s interest in the joint venture.

Jointly controlled entities are presented in Exhibit III.

Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policies of the entity but not to control or jointly control those policies.

Financial investments in associated companies are accounted for under the equity method (Exhibit II). Under this method, investments in associated companies are carried in the consolidated balance sheet at cost, adjusted periodically for the Group’s share in the results of the associated company, recorded as part of financial results under the caption “Equity in earnings of associated companies, net” (Note 31). In addition, these financial investments are adjusted for any impairment losses that may occur.

Losses in associated companies in excess of the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

Any excess of the cost of acquisition over the Group’s share of the fair value of net assets acquired and contingent liabilities of the associate recognised at the date of acquisition is recorded as goodwill. The goodwill is included within the carrying amount of the investment and is assessed annually for impairment as part of the investment. If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recorded as a gain in the net income for the period the acquisition occurs.

Dividends received from associated companies are recorded as a reduction in the value of financial investments.

Profits and losses occurring in transactions with associated companies are eliminated to the extent of the Group’s interest in the associate, and recorded against the corresponding financial investment.

Non-current assets held for sale and disposal groups

Non-current assets and disposal groups are classified as held for sale or as discontinued operation when the asset or the group of assets will be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets will be transferred in the transaction. This condition is regarded as met, only when: (i)  the subject transaction is highly probable, and the asset or group of assets is available for immediate sale or to be transferred in its present condition; (ii) the Group has assumed a commitment to the subject of transaction; and (iii) the transaction is expected to be completed within one year. Non-current assets classified as held for sale are measured at the lower of the assets’ previous carrying amount or the fair value less costs to sell.

Goodwill

Goodwill represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, jointly controlled or associated entity recognised at the date of acquisition, in accordance with IFRS 3. Considering the exception of IFRS 1, the Group used the provisions of IFRS 3 only for acquisitions that occurred after 1 January 2004. Goodwill related to acquisitions made up to 1 January 2004 was recorded at the carrying amount of those acquisitions as of that date, and is subject to annual impairment tests thereafter.

Goodwill related to foreign investments is carried at the reporting currency of the investment, being translated to Euros at the exchange rate prevailing at the balance sheet date. Exchange gains or losses are recognised in the Statement of Recognised Income and Expenses under the caption “Cumulative foreign currency translation adjustments”.

Goodwill related to associated companies is recognised under the caption “Investments in group companies” (Note 31), and goodwill related to subsidiaries and jointly controlled entities is recognized under the caption “Intangible assets” (Note 33). Goodwill is not amortised, but tested, on an annual basis, for impairment losses, which are recognised in net income in the period they occur, and cannot be reversed in a subsequent period.

On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b) Changes in the consolidated Group

During 2007, there were no significant changes in the consolidated Group except for the spin-off of PT Multimedia mentioned above.

During 2006 the main change in the consolidated Group was the inclusion of Mobile Telecommunications Limited (“MTC”), following the acquisition of a 34% stake in the share capital of this company in September 2006. In connection with this transaction, Portugal Telecom entered into an agreement with the remaining shareholders of

MTC, under which Portugal Telecom has the power to set and control financial and operating policies of this company. Accordingly, Portugal Telecom consolidated MTC’s assets, liabilities and results as from the date the control has been transferred (September 2006). Portugal Telecom’s consolidated financial statements include MTC’s assets and liabilities as at 31 December 2007 and 2006 and its results for the year ended 31 December 2007 and for the four months period from 1 September 2006 to 31 December 2006. The assets and liabilities from MTC as at 1 September 2006, when it was included for the first time in the consolidation, are as follows:

		Fair value of
	Fair value of net	intangible assets
	assets acquired	identified (i)	Total
ASSETS
Current assets	66,062,847	—	66,062,847
Intangible assets	7,037,337	7,085,832	14,123,169
Tangible assets	47,680,742	—	47,680,742
Other non-current assets	605,639	—	605,639
Total assets	121,386,565	7,085,832	128,472,397

LIABILITIES
Current liabilities	11,240,416	—	11,240,416
Other non-current liabilities	14,795,400	2,480,041	17,275,441
Total liabilities	26,035,816	2,480,041	28,515,857

Total net assets acquired			99,956,540
			34%
PT’s share of net assets acquired			33,985,224

(i)        In the purchase price allocation, Portugal Telecom has identified intangible assets not included in MTC’s financial statements, related to the license that allows MTC to operate in the Namibian telecommunications market. The related tax effect amounted to Euro 2,480,041.

Portugal Telecom has made the following purchase price allocation related to the acquisition of MTC:

Shareholders’ agreement (i)	34,163,176
PT’s share of net assets acquired	33,985,224
Goodwill	40,499,689
Purchase price	108,648,089

(i)        This caption relates to the agreement entered into with the other shareholders of MTC, which allows Portugal Telecom to set and control financial and operating policies of this company. The fair value of this agreement was determined based on the comparison between the purchase price of Portugal Telecom’s acquisition of a 34% stake in MTC’s share capital and the payable price of a previous transaction with former shareholders of MTC, since the main difference between those transactions is related to the power to control this company.

3.     Summary of significant accounting policies, judgments and estimates

a)  Current classification

Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

b)  Inventories

Inventories are stated at average acquisition cost. An adjustment to the carrying value of inventories is recognised when the net realizable value is lower than the average cost, recorded in net income of the period the loss occurs under the caption “Cost of products sold”. Usually these losses are related to technological obsolescence and lower rotation.

c)  Tangible assets

Tangible assets are stated at acquisition cost, net of accumulated depreciation, investment subsidies and accumulated impairment losses, if any. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related to the acquisition process; and (3) the estimated cost of dismantling or removal of the assets (Notes 3.g and 39). Under the exception of IFRS 1, revaluation of tangible assets made in accordance with Portuguese legislation applying monetary indices, prior to 1 January 2004, was not adjusted and was included as the deemed cost of the asset for IFRS purposes.

Tangible assets are depreciated on a straight-line basis from the month they are available for use, during its expected useful life. The amount of the asset to be depreciated is reduced by any residual estimated value. The depreciation rates correspond to the following estimated average economic useful lives:

Years
Buildings and other constructions	3 – 50
Basic equipment:
Network installations and equipment	4 - 40
Switching equipment	5 - 10
Telephones, switchboards and other	5 - 10
Submarine cables	15 - 20
Satellite stations	15
Other telecommunications equipment	3 - 10
Other basic equipment	4 - 20
Transportation equipment	4 - 8
Tools and dies	4 - 10
Administrative equipment	3 - 10
Other tangible fixed assets	3 - 10

Estimated losses resulting from the replacement of equipments before the end of their economic useful lives are recognised as a deduction to the corresponding asset’s carrying value, against results of the period, as well as any impairment of these assets. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated with significant renewals and betterments are capitalized if any future economic benefits are expected and those benefits can be reliably measured.

From the moment certain tangible assets meet the criteria for being classified as “held for sale”, no additional amortization is recognized and those assets are classified as current assets availab le for sale The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognised in the income statement under the caption “Gains on disposals of fixed assets, net” when occurred.

d)  Intangible assets

Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits as well as the cost of the asset can be reliably measured.

Intangible assets include mainly goodwill (Note 2.a), telecommunications licenses and related rights and software licenses.

Internally-generated intangible assets, namely research and development expenditures, are recognised in net income when incurred. Development expenditures can only be recognised initially as an intangible asset if the Company demonstrates the ability to complete the project and put the asset in use or make it available for sale.

Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the following periods:

Telecommunications licenses:
• Band A and Band B licenses held by Vivo	Period of the license
• Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
• UMTS license owned by TMN	Period of the license (until 2015)
Satellite capacity acquisition rights	Period of the contracts (until 2015)
Software licenses	3 – 6
Other intangible assets	3 - 8

Following the business combination of MTC undertaken at the end of 2006 (Note 2.b), Portugal Telecom has identified an intangible asset related to the agreement entered into with the other shareholders of MTC, which allows Portugal Telecom to control this company. This agreement does not have a definite useful life and therefore this intangible asset is not amortized but is subject to annual impairment tests. The main factors considered to determine that this intangible does not have a definite useful life were as follows:

(a)   The expected use of the asset by the entity is directly related to the shareholders’ agreements duration, which is indefinite;

(b)   The shareholders’ agreement relates only to the life of the operations of MTC, which is also considered indefinite, as provided for in MTC’s by-laws. There is no relation between the expected useful life of another group of assets and the useful life of the intangible asset; and

(c)   There were no legal, regulatory, or contractual provisions stipulated in the agreement that would limit its useful life.

e)  Investment property

Investment property includes primarily buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of the business (exploration, service render or sale).

Investment property is stated at its acquisition cost plus transaction costs and reduced by accumulated depreciation and accumulated impairment losses, if any. Expenditures incurred (maintenance, repairs, insurance and real estate taxes) and any income obtained are recognised in income statement of the period.

f)   Impairment of tangible and intangible assets, excluding goodwill

The Group performs impairment tests for its tangible and intangible assets if any event or change results in an indication of impairment. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The primary cash-generating units identified in the Group correspond to the wireline and mobile businesses in Portugal and mobile in Brazil. The recoverable amount is the higher of fair value less cost to sell and the value in use. In assessing fair value less cost to sell, the amount that could be received from an independent entity is considered, reduced by direct costs related with the sale. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the specific risk to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in the profit and loss statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior periods. A reversal of an impairment loss is recognised immediately in net income.

g)  Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where any of the above mentioned criteria does not exist, or is not accomplished, the Group discloses the event as a contingent liability, unless the cash outflow is remote.

Provisions for restructuring are only recognised if a detail and formal plan exists and if the plan is communicated to the related parties.

Provisions for dismantling and removal costs are recognised from the day the assets are in use and if a reliable estimate of the obligation is possible (Notes 3.c) and 39). The amount of the provision is discounted, being the corresponding effect of time recognised in net income, under the caption “Net interest expense”.

Provisions are updated on the balance sheet date, considering the best estimate of the Group’s management.

h)  Pension benefits

Under several defined benefit plans, PT Comunicações and PT Sistemas de Informação, SA (“PT SI”) are responsible to pay to a group of employees a pension or a pension supplement. In order to fund these obligations, various pension funds were incorporated by PT Comunicações (Note 9.1).

The amount of the Group’s liabilities with respect to pensions and pension supplements is estimated based on actuarial valuations, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in shareholders’ equity.

Plan amendments related to reduction of the benefits granted to employees are recorded as prior years’ service gains or losses. Prior years’ service gains or losses related to vested rights are recognised under the caption “Post retirement benefits” when they occur. Those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date.  Gains obtained with the settlement of any plan is recognized when incurred under the caption “Curtailment costs, net”.

Pension and pension supplement liabilities stated in the balance sheet correspond to the difference between the Projected Benefit Obligation (“PBO”) related to pensions deducted from the fair value of pension fund assets and any prior years’ service gains or losses not yet recognised.

Contributions made by the Group to defined contribution pension plans are recognised in net income when incurred.

i)   Post retirement health care benefits

Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay, after the retirement date, health care expenses to a group of employees and relatives. This health care plan is managed by Portugal Telecom – Associação de Cuidados de Saúde (“PT-ACS”). In 2004, the Group established PT Prestações – Mandatária de Aquisições e Gestão de Bens, SA (“PT Prestações”) to manage an autonomous fund to finance these obligations (Note 9.2).

The amount of the Group’s liabilities with respect to these benefits after retirement date is estimated based on actuarial valuations, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in shareholders’ equity.

Plan amendments related to reduction of the benefits granted to employees are recorded as prior years’ service gains or losses. Prior years’ service gains or losses related to vested rights are recognised under the caption “Post retirement benefits” when they occur and those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date.  Gains obtained with the settlement of any plan is recognized when incurred under the caption “Curtailment costs, net”.

Accrued post retirement health care liabilities stated in the balance sheet correspond to the present value of obligations from defined benefit plans, deducted from the fair value of fund assets and any prior years’ service gains or losses not yet recognised.

j)   Pre-retirement and suspended employees

In connection with the programs related to employees that are under a suspended contract agreement, or that have pre-retired, the Group recognizes a liability in the balance sheet, which is recorded in the income statement under the caption “Curtailment costs, net”. This liability reflects the total responsibilities for the payment of salaries up to the retirement date and for pensions, pension supplements and health care expenses after that date, which are determined based on actuarial studies (Note 9).

k) Grants and subsidies

Grants and subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy’s program.

Grants and subsidies to training and other operating activities are recognised in net income when the related expenses are recognised.

Grants and subsidies to acquire assets are deducted from the carrying amount of the related assets (Note 3.c).

l)   Financial assets and liabilities

Financial assets and liabilities are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

(i)   Loans and receivables (Notes 25 and 26)

Trade receivables, loans granted and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as receivables or loans granted.

Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated non-recoverable amounts, which are computed basically based on (a) the aging of the receivables and (b) the credit profile of specific customers.

(ii)  Available for sale investments (Note 32)

Available for sale investments are those related to listed or quoted shares held by the Group and in connection with which the Company does not have a strategic interest. Available for sale investments are classified as non-current assets (Note 32).

All acquisitions and disposals of these investments are recognised on the date the agreement or contract is signed, independently of the settlement date. Investments are initially recognised by their acquisition cost, including any expenses related to the transaction.

Subsequent to the initial recognition, available for sale investments are measured at fair value through equity, except for available for sale investments not listed in any active market and where an estimate of fair value is not reliable which are recognised at acquisition cost, net of any impairment losses. On disposal of an impaired or an available for sale investment, accumulated changes in the fair value of the investment previously recognised in equity are transferred to net income.

(iii) Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Equity instruments issued by the Group are recognised based on the proceeds, net of any costs of issuance.

Exchangeable bonds issued by Portugal Telecom are recognised as compound instruments, comprising the following elements: (i) the present value of the debt, estimated using the prevailing market interest rate for similar non-convertible debt and recorded under debt liabilities; and (ii) the fair value of the embedded option for the holder to convert the bond into equity, recorded directly in shareholders’ equity. As of the balance sheet date, the debt component is recognised at amortised cost.

(iv) Bank loans (Note 35)

Bank loans are recognised as a liability based on the related proceeds, net of any transaction cost. Interest cost, which is computed based on the effective interest rate and including premiums paid upfront, is recognised when incurred.

(v)  Accounts payable (Note 36)

Trade payables are recognised at nominal value, which is substantially similar to their fair value.

(vi) Derivative financial instruments and hedge accounting (Note 42)

The activities of the Group are primarily exposed to financial risks related with changes in foreign currency exchange rates and changes in interest rates. The Group’s policy is to contract derivative financial instruments to hedge those risks, subject to analysis and Executive Board approval.

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Hedge accounting

The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting. Currently, Portugal Telecom for accounting purposes classify certain derivative financial instruments as fair value and cash flow hedges.

Changes in the fair value of derivative financial instruments classified as fair value hedges are recognised in net income of the period, together with the changes in the value of the covered assets or liabilities related with the hedged risk.

The effective portion of the changes in fair value of derivative financial instruments classified as cash flow hedges is recognised directly in shareholders’ equity, and the ineffective portion is recognised as financial results. When changes in the value of the covered asset or liability are recognised in net income, the corresponding amount of the derivative financial instrument previously recognised under “Hedge accounting” is transferred to net income.

Changes in fair value of derivative financial instruments that, in accordance with internal policies, were contracted to economically hedge an asset or liability but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges, are classified as “derivatives held for trading” and recognised in net income.

(vii) Treasury shares (Note 41)

Treasury shares are recognised as a deduction to shareholders’ equity, under the caption “Treasury shares” at acquisition cost, and gains or losses obtained in the disposal of those shares are recorded under “Accumulated earnings”.

Equity swaps on own shares that include an option exercisable by Portugal Telecom for physical settlement are recognised as a financial liability and a corresponding reduction of equity, and are accounted for as an acquisition of treasury shares on the inception date of the contract.

(viii) Cash and cash equivalents and short term investments (Note 24)

Cash and cash equivalents comprise cash on hand and demand bank deposits, due within three months or less from the date of acquisition that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

In the consolidated cash flow statement, cash and cash deposits also includes overdrafts recognised under the caption “Short-term debt”.

Short term investments comprise investments for the purpose of generating investment returns, and they are therefore not classified as cash equivalents.

(ix) Qualified Technological Equipment transactions

In previous years, the Company entered into certain Qualified Technological Equipment transactions (“QTE”), whereby some telecommunications equipment was sold to certain foreign entities. Simultaneously, those foreign entities entered into leasing contracts with respect to the equipment with special purpose entities, which entered into conditional sale agreements to resell the related equipment to the Company. The Company maintains the legal possession of this equipment.

These transactions correspond to a sale and lease-back transaction, and the equipment continued to be recorded on the Company’s consolidated balance sheet. The Company obtained the majority of the economic benefits of the special purpose entities, and therefore those entities were fully consolidated in the Company’s financial statements. Consolidated non-current assets include an amount equivalent to the proceeds of the sale of the equipment (Note 30), and non-current liabilities include the future payments under the leasing contract (Note 40). As at the balance sheet date, those amounts are measured at fair value.

Up-front fees received from this transaction are recognised in net income on a straight-line basis during the period of the contracts.

m)          Own work capitalized

Certain internal costs (materials, work force and transportation) incurred to build or produce tangible assets are capitalized only if:

•      the tangible assets are identifiable;

•      the tangible assets will generate future economic benefits which can be reliably estimated; and

•      development  expenses can be reliably measured.

The amounts capitalized are deducted from the corresponding operating costs incurred and no internally generated margin is recognised. When any of the above mentioned criteria is not met, the expense is recognised in net income.

Financial costs are not capitalised and expenses incurred during investigation are recognised in net income when incurred.

n)             Leasings (the company as a lessee)

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases (Note 13). The classification of leases depends on the substance of the transaction and not on the form of the contract.

Assets acquired under finance leases and the corresponding liability to the lessor, are accounted for using the finance method, in accordance with the lease payment plan (Note 35). Interest included in the rents and the depreciation of the assets are recognised in net income in the period they occur.

Under operating leases, rents are recognised on a straight-line basis during the period of the lease (Note 13).

o)              Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income tax is recognised in accordance with IAS 12.

Portugal Telecom has adopted the tax consolidation regime in Portugal (currently known as the special regime for the taxation of groups of companies). The provision for income taxes is determined on the basis of the estimated taxable income for all the companies in which Portugal Telecom holds at least  90% of the share capital and that are domiciled in Portugal and subject to Corporate Income Tax (IRC). The remaining Group companies not covered by the tax consolidation regime of Portugal Telecom are taxed individually based on their respective taxable income, at the applicable tax rates.

The tax currently payable is based on taxable income for the period, and the deferred tax is based on differences between the carrying amounts of assets and liabilities of the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is reasonably likely that taxable income will be available against which deductible temporary differences can be used, or when there are deferred tax liabilities whose reversal is expected in the same period in which the deferred tax assets reverse. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that is no longer probable that sufficient taxable income will be available to allow for all or part of the asset to be recovered.

Deferred tax is charged to net income, except when it relates to items charged or credited directly to shareholders’ equity, in which case the deferred tax is also recognised directly in shareholders’ equity.

p)              Revenue recognition

Revenues from fixed line telecommunications are recognised at their gross amounts when services are rendered. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues or revenues not billed by other operators but accrued or incurred as of the date of the financial statements are recorded based on estimates. Differences between accrued amounts and the actual unbilled revenues, which ordinarily are not significant, are recognised in the following period.

Revenues from international telecommunications services are divided with the operators in the country in which calls are terminated based on traffic records of the country of origin and rates established in agreements with the various telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries.

Revenues from telephone line rentals are recognised as an operating lease in the period to which they apply, under the caption “Other revenues”.

Revenues from ISP services result essentially from monthly subscription fees and telephone traffic when the service is used by customers. These revenues are recognised when the service is rendered.

Advertising revenues from telephone directories and related costs are recognised in the period in which the directories are effective. PT Comunicações has a contract with Páginas Amarelas whereby the latter is responsible for production, publishing and distribution of PT Comunicações’s telephone directories, as well as for selling advertising space in the directories. The total cost to be paid by PT Comunicações for such services is set at a fixed 64% of its gross revenues from the sale of advertising space in telephone directories. The prices of advertising space are fixed, not contingent, and based on the expected volume of the distributed directories (approximately one to every telephone number). Revenues from the sale of advertising space are invoiced directly by PT Comunicações to its corporate clients during the one-year advertising period. These revenues are recognized in earnings on a monthly basis during the period for the respective directory.

Revenues from mobile telephony services result essentially from the use of the wireless network, by customers or other operators. The moment in which revenues are recognised and the corresponding caption are as follows:

Nature of the revenue	Caption	Moment of recognition
Use of the network	Services rendered	In the month the service is rendered

Interconnection fees	Services rendered	In the month the service is rendered

Roaming	Services rendered	In the month the service is rendered

Pre-paid cards	Services rendered	When the service is rendered

Terminal equipment and accessories	Sales	When the sale occurs

Revenues from bundling services or products are allocated to each of its components based on its fair value and are recognised separately in accordance with the methodology adopted to each component.

Revenues from the Pay-TV result essentially from and are recognised as follows: (i) monthly subscription fees for the use of the service are recognised in the period the service is rendered; (ii) rental of equipment is recognised in the period it is rented; and (iii) sale of equipment is recognised at the moment of sale.

q)              Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income. Exchange differences on non-monetary items, including goodwill, and on monetary items representing an extension of the related investment and where settlement is not expected in the foreseeable future, are recognized directly in shareholders’ equity under the caption “Foreign currency translation adjustments”, and included in the Statement of Recognised Income and Expenses.

The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

•                  Assets and liabilities at exchange rates prevailing at the balance sheet date;

•                  Profit and loss items at average exchange rates for the reported period;

•                  Cash flow items at average exchange rates for the reported period, where these rates approximate the effective exchange rates (and in the remaining cases,  at the rate effective on the day the transaction occurred); and

•                  Share capital, reserves and retained earnings at historical exchange rates.

The effect of translation differences is recognised in shareholders’ equity under the caption “Foreign currency translation adjustments” and included in the Statement of Recognised Income and Expenses.

The Group adopted the exception under IFRS 1 relating to cumulative translation adjustments as of 1 January 2004 and transferred this amount from “Foreign currency translation adjustments” to “Accumulated earnings”. As from 1 January 2004, the Group has been recognizing all translation adjustments directly in shareholders’ equity and therefore these amounts are transferred to net income only if and when the related investments are disposed of.

r)              Borrowing costs

Borrowing costs related to loans are recognised in net income when incurred. The Group does not capitalise any borrowing costs related to loans to finance the acquisition, construction or production of any asset.

s)              Cash flow statement

The consolidated statement of cash flows is prepared under IAS 7, using the direct method. The Group classifies all highly liquid investments purchased, with original maturity of three months or less, as cash and cash equivalents. The “Cash and cash equivalents” item presented in the statement of cash flows also includes overdrafts, classified in the balance sheet under “Short-term debt”.

Cash flows are classified in the statement of cash flows according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include primarily collections from clients, payments to suppliers, payments to employees, payments relating to post retirement benefits and net payments relating to income taxes and indirect taxes. Cash flows from investing activities include primarily the acquisitions and disposals of investments in associated companies, dividends received from associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include primarily borrowings and repayments of debt, payments of lease rentals, payments relating to interest and related expenses, acquisition and sale of treasury shares and payments of dividends to shareholders.

t)                Subsequent events (Note 47)

Events that occur after the balance sheet date that could influence the value of any asset or liability as of that date are considered when preparing the financial statements for the period. Those events are disclosed in the notes to the financial statements, if material.

Critical judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgements are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circunstances on which the estimate was based, or as a result of new information or more experience. The main accounting judgments and estimates reflected in the consolidated financial statements, are as follows:

(a)          Post retirement benefits – The present value of the post retirement obligation is computed based on actuarial methodologies, which use certain actuarial assumptions. Any changes in those assumptions will impact the carrying amount of post retirement obligations. The key assumptions for post retirement obligations are disclosed in Note 9.

(b)         Goodwill impairment analysis – Portugal Telecom tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The use of this method requires the estimate of future cash flows expected to arise from the continuing operation of the cash generating unit and the choice of a suitable discount rate in these estimates.

(c)          Valuation and useful life of intangible assets – Portugal Telecom has made assumptions in relation to the potencial future cash flows resulting from separable intangible assets acquired as part of business combinations, which include expected future revenues, discount rates and useful life of such assets.

(d)         Recognition of provisions and adjustments – Portugal Telecom is party to various legal claims for which, based on the opinion of its legal advisors, a judgment is made to determine whether a provision should be recorded for these contingencies (Note 46). Adjustments for accounts receivable are computed based primarily on the aging of the receivables, the risk profile of the customer and its financial condition. These estimates related to adjustments for accounts receivables differ from business to business.

(e)          Assessment of the fair value of financial instruments – Portugal Telecom chooses an appropriate valuation technique for financial instruments not quoted in an active market based on its best knowledge of the market and of the assets. In this process, Portugal Telecom applies the valuations techniques commonly used by market practitioners and uses assumptions based on market rates.

Estimates used are based on the best information available during the preparation of consolidated financial statements, although future events, neither controlled nor foreseeable by the Company, could occur and have an impact on the estimates. Changes to the estimates used by management, that occur after the date of the consolidated financial statements are recognised in net income, in accordance with IAS 8, using a prospective methodology.

4.              Changes in accounting policies and estimates

During the year 2007, no changes occurred in the accounting policies used by the Group, when compared to those ones used in 2006.

The only new standard adopted by Portugal Telecom during the year ended 31 December 2007 was “IFRS 7 – Financial instruments”. The impact of adopting this standard consisted in including additional disclosures related to financial instruments (Note 42).

In addition, when the Board of Directors approved these financial statements, the following standards and interpretations, not yet adopted by Portugal Telecom,  had been issued, but their application is only being required in subsequent years:

•                  IAS 23 (revised) - Borrowing costs (years started on or after 1 January 2009);

•                  IFRS 8 - Segment reporting (years started on or after 1 January 2009);

•                  IFRIC 11 - Treasury share transactions (years started on or after 1 March 2007);

•                  IFRIC 12 - Concession contracts (years started on or after 1 January 2008);

•                  IFRIC 13 - Loyalty programs (years started on or after 1 July 2008);

•                  IFRIC 14 - Defined benefits (years started on or after 1 January 2008);

•                  IAS 1 (revised) - Presentation of financial statements (years started on or after 1 January 2009);

•                  IAS 27 (revised) - Consolidated and seperate financial statements (years started on or after 1 July 2009);

•                  IAS 28 (revised) - Investments in associates (years started on or after 1 July 2009);

•                  IAS 31 (revised) - Interests in joint ventures (years started on or after 1 July 2009);

•                  IAS 32 (revised) - Financial instruments: presentation (years started on or after 1 January 2009);

•                  IFRS 2 (revised) - Share-based payments (years started on or after 1 January 2009); and

•                  IFRS 3 (revised) - Business combinations  (years started on or after 1 July 2009).

The possible impact of adopting the above standards and interpretations in future years has not been fully assessed by Portugal Telecom.

5.              Exchange rates used to translate foreign currency financial statements

As at 31 December 2007 and 2006, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates:

Currency	2007	2006
Argentine peso	4.6386	4.0474
Australian dollar	1.6757	1.6691
Botswana pula	8.9056	7.9313
Brazilian real	2.5963	2.8118
British pound	0.73335	0.6715
Canadian dollar	1.4449	1.5281
Cape Verde Escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renmimbi	10.7524	10.009
Danish krone	7.4583	7.456
Hong Kong dollar	11.48	10.2409
Hungarian forint	253.7300	251.7700
Japanese yen	164.9300	156.9300
Kenyan shilling	93.552	91.6632
Macao pataca	11.8244	10.5481
Moroccan dirham	11.4042	11.1354
Mozambique metical	34.8300	34.4700
Namibian dollar	10.0298	9.2124
Norwegian krone	7.9580	8.2380
São Tomé Dobra	20,947.9	17,222.3
South African rand	10.0298	9.2124
Swedisk krone	9.4415	9.0404
Swiss franc	1.6547	1.6069
Ugandan shilling	2,499.6	2,292.2
US Dollar	1.4721	1.317

During the years 2007 and 2006, income statements of subsidiaries expressed in foreign currencies were translated using the following average exchange rates to the Euro:

Currency	2007	2006
Argentine peso	4.3073	3.8875
Botswana pula	8.4729	7.3955
Brazilian real	2.6661	2.7315
Cape Verde Escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renmimbi	10.4294	10.3807
Hungarian forint	251.3667	264.1325
Kenyan shilling	92.6231	90.8083
Macao pataca	11.037	10.0475
Moroccan dirham	11.2352	11.0362
Mozambique metical	35.5658	32.1779
Namibian dollar	9.6837	7.7668
São Tomé Dobra	18,737.3	15,735.4
Swiss franc	1.6438	1.5731
Ugandan shilling	2,369.8	2,310.2
US Dollar	1.3732	1.2557

6.              Revenues

Consolidated revenues by reportable segment in 2007 and 2006, are as follows:

	2007	2006

Wireline (Note 7.a)	1,843,549,443	1,952,996,699
Services rendered (Note 3.p)	1,784,077,277	1,903,558,954
Sales (i)	40,062,027	32,105,763
Other revenues (ii)	19,410,139	17,331,982

Domestic Mobile - TMN (Note 7.b)	1,464,603,409	1,426,182,034
Services rendered (Note 3.p)	1,321,677,241	1,290,765,345
Sales (i)	135,300,250	126,042,387
Other revenues (ii)	7,625,918	9,374,302

Brazilian Mobile - Vivo (Note 7.c)	2,462,940,843	2,104,711,912
Services rendered (Note 3.p)	2,157,218,441	1,789,759,729
Sales (i)	258,068,670	254,752,333
Other revenues (ii)	47,653,732	60,199,850

Other businesses (iii)	377,315,497	281,396,974
Services rendered	362,522,479	261,804,841
Sales	9,035,536	13,330,488
Other revenues	5,757,482	6,261,645

	6,148,409,192	5,765,287,619

(i)	These captions include mainly the sales of terminal equipment (fixed telephones and modems) of the wireline business and terminal mobile equipments of TMN and Vivo.

(ii)	Other revenues include mainly the benefits from contractual penalties imposed to customers, rentals of equipment and of other own infra-structures, and revenues resulting from consultancy projects.

(iii)	This caption is related to services rendered and sales primarily from MTC (mobile operator in Namíbia), Mobitel (call center operation in Brazil) and Cabo Verde Telecom (telecommunications operator).

Consolidated revenues in 2007 and 2006 by geographic area, are as follows:

	2007	2006

Portugal	3,397,647,288	3,460,826,637
Brazil	2,528,111,431	2,165,975,225
Other countries	222,650,473	138,485,757
	6,148,409,192	5,765,287,619

7.              Segment reporting

Portugal Telecom’s primary basis of business segmentation is related to the nature of the services rendered and the type of technology used by its operating companies. This is the manner in which the Board of Directors oversees and controls the business and also the manner in which financial information is internally organized and communicated. Accordingly, the business segments from the continuing operations as at 31 December 2007 and 2006 are as follows:

a.          Wireline (including Retail, Wholesale and Data and Corporate);

b.         Domestic Mobile (TMN); and

c.          Brazilian Mobile (Vivo).

The Wireline segment includes PT Comunicações, PT Prime, PT.com and PT Corporate.

In relation to the mobile businesses, Portugal Telecom has identified two different business segments, the “Domestic Mobile” and “Brazilian Mobile”, due to the differences between licenses and technologies of both. In terms of technology, GSM/UMTS is the technology used by TMN, while CDMA is the main technology used by Vivo. Also, the telecommunications markets in Portugal and Brazil are substantially different in terms of economic and regulatory environment, classes of customers, suppliers and marketing strategies, which support Portugal Telecom’s decision to establish the two different businesses.

Portugal Telecom’s secondary basis of segmentation is geographical, under which it distinguishes three segments:

a.               Portugal;

b.              Brazil; and

c.               Other countries.

Segment information for the years 2007 and 2006 is presented below.

a) Wireline

Income statements of this reportable segment for the years 2007 and 2006 are as follows:

	2007	2006

REVENUES
Services rendered - external customers (Note 6)	1,784,077,277	1,903,558,954
Services rendered - inter-segment	106,630,112	108,723,206
Sales - external customers (Note 6)	40,062,027	32,105,763
Sales - inter-segment	472,987	679,411
Other revenues - external customers (Note 6)	19,410,139	17,331,982
Other revenues - inter-segment	11,764,082	9,382,218
	1,962,416,624	2,071,781,534

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	252,859,780	271,970,593
Post retirement benefits (i)	(65,301,000)	(71,553,000)
Direct costs	354,011,295	356,128,163
Costs of products sold	37,632,031	32,678,000
Marketing and publicity	36,247,639	39,630,306
Support services	114,137,429	116,995,350
Supplies and external services	213,355,242	210,004,952
Indirect taxes	5,480,850	5,891,200
Provisions and adjustments	5,203,944	37,183,186
Depreciation and amortisation	323,606,387	355,521,631
Work force reduction program costs (ii)	274,849,277	6,091,803
Net gains on disposals of fixed assets	(9,290,728)	(2,617,722)
Other costs, net	16,814,997	14,015,578
	1,559,607,143	1,371,940,040

Income before financial results and taxes	402,809,481	699,841,494

Net interest expenses (income)	2,081,218	(93,455)
Net foreign currency exchange losses	1,106,563	1,740,579
Net gains on financial assets and other investments	(1,415,656)	(1,445,020)
Net other financial expenses	1,390,107	967,217
	3,162,232	1,169,321

Income before taxes	399,647,249	698,672,173

Minus: Income taxes	115,696,441	209,608,152

Net income	283,950,808	489,064,021

(i)

Post retirement benefits were negative in 2007 and 2006 due to the the recognition of prior years’ service gains of Euro 110,336,000 and Euro 150,556,684, respectively, related to plan ammendmnents occurred during these years (Note 9).

(ii)

The increase in this caption is mainly due to the recognition of a gain amounting to Euro 220,417,000 in 2006 related to the impact of the termination of the Protocol with the national healthcare system under the Health Care Plan (Note 9.2) and higher costs with the work force reduction program in 2007.

Total assets and liabilities of this segment as at 31 December 2007 and 2006 are as follows:

	2007	2006

Assets	3,937,770,341	4,203,333,498
Liabilities	3,012,740,702	3,152,213,639

Capital expenditures in tangible and intangible assets for this reportable segment for the years 2007 and 2006 were Euro 292 million and Euro 239 million, respectively. The increase in capital expenditures is primarily explained by a contract entered into by PT Comunicações for the acquisition of satellite capacity until 2015 for an aggregate amount of Euro 42.6 million (Note 33).

As at 31 December 2007 and 2006, the total staff in the wireline business was 6,354 and 7,181 employees, respectively.

b) Domestic Mobile – TMN

Income statements of this reportable segment for the years 2007 and 2006 are as follows:

	2007	2006

REVENUES
Services rendered - external customers (Note 6)	1,321,677,241	1,290,765,345
Services rendered - inter-segment	71,379,851	72,468,785
Sales - external customers (Note 6)	135,300,250	126,042,387
Sales - inter-segment	6,485,902	3,636,530
Other revenues - external customers (Note 6)	7,625,918	9,374,302
Other revenues - inter-segment	469,979	68,881
	1,542,939,141	1,502,356,230

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	52,728,072	56,002,890
Direct costs	282,600,676	292,852,093
Costs of products sold	179,705,328	170,555,611
Marketing and publicity	34,387,480	30,350,283
Support services	46,523,659	35,393,808
Supplies and external services	225,351,681	224,154,024
Indirect taxes	29,746,098	22,670,064
Provisions and adjustments	12,920,301	11,679,529
Depreciation and amortisation	223,605,934	220,113,746
Work force reduction costs	627,947	669,084
Net losses on disposals of fixed assets	1,212,349	25,558
Other costs	1,876,062	2,179,235
	1,091,285,587	1,066,645,925

Income before financial results and taxes	451,653,554	435,710,305

Net interest income	(10,489,597)	(5,283,072)
Net foreign currency exchange losses	73,674	516,813
Equity in losses (earnings) of affiliated companies, net	2,614	(3,385)
Net other financial expenses	1,038,056	941,236
	(9,375,253)	(3,828,408)

Income before taxes	461,028,807	439,538,713

Minus: Income taxes	123,025,875	121,484,647

Net income	338,002,932	318,054,066

Total assets and liabilities of this segment as at 31 December 2007 and 2006 are as follows:

	2007	2006

Assets	2,433,369,333	2,496,628,387
Liabilities	1,425,678,744	1,205,928,371

Capital expenditures in tangible and intangible assets for this reportable segment for the years 2007 and 2006 were Euro 440 million and Euro 189 million, respectively. The increase in capital expenditures for this reportable segment is primarily explained by an amount of Euro 242 million (Note 33) capitalized in 2007, and is related to the commitments assumed by TMN under the UMTS license based on the agreement signed by TMN with the Portuguese Government in 2007 which determined the initiatives that will be undertaken (Note 33).

As at 31 December 2007 and 2006, the total staff in this segment was 1,144 and 1,140 employees, respectively.

c) Brazilian Mobile

Income statements of this reportable segment for the years 2007 and 2006 are as follows:

	2007	2006

REVENUES
Services rendered - external customers (Note 6) (i)	2,157,218,441	1,789,759,729
Sales - external customers (Note 6)	258,068,670	254,752,333
Other revenues - external customers (Note 6)	47,653,732	60,199,850
Other operating revenues - inter-segment	15,351	—
	2,462,956,194	2,104,711,912

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	128,804,738	115,504,566
Direct costs (i)	428,423,619	248,871,761
Costs of products sold	449,411,844	385,151,405
Marketing and publicity	65,964,388	63,767,476
Support services	186,507,248	158,990,603
Supplies and external services	352,103,602	345,117,155
Indirect taxes	151,446,132	126,913,606
Provisions and adjustments	105,270,191	164,187,221
Depreciation and amortisation	523,077,105	505,846,599
Net losses (gains) on disposals of fixed assets	5,736,801	(2,431,564)
Other costs (ii)	2,354,339	56,528,474
	2,399,100,007	2,168,447,302

Income before financial results and taxes	63,856,187	(63,735,390)

Net interest expense (iii)	64,187,559	92,429,146
Net foreign currency exchange gains	(2,249,366)	(8,530,559)
Net losses (gains) on financial assets and other investments	(1,738,911)	4,103,236
Net other financial expenses	25,784,002	31,602,515
	85,983,284	119,604,338

Income before taxes	(22,127,097)	(183,339,728)

Minus: Income taxes	(631,639)	(156,886,220)

Net income	(21,495,458)	(26,453,508)

(i)

The increase in services rendered and in direct costs is primarily explained by the changes in the interconnection regulatory regime in Brazil (termination of the “Bill & Keep” regime), which led to the gross recognition of interconnection revenues and costs (Note 10).

(ii)	In 2006, this caption includes approximately Euro 51 million (Note 15) related to the adjustment of the realizable amount of CDMA equipments due to technological obsolescence.

(iii)

The change in this caption is mainly related to a gain recorded in 2006 amounting to Euro 134 million (Note 19), related to the recognition of deferred tax assets related to tax losses from previous periods, which recoverability was only achieved in 2006.

Capital expenditures in tangible and intangible assets for this reportable segment for the years 2007 and 2006 were Euro 360 million and Euro 387 million, respectively.

A summarized balance sheet of 50% of the assets and liabilities of Vivo as at 31 December 2007 and 2006 is presented below:

	2007	2006

Current assets	1,193,252,087	902,752,315
Intangible assets	2,303,677,393	2,245,254,964
Tangible assets	1,200,360,228	1,131,810,840
Deferred taxes	384,944,524	351,507,323
Other non-current assets	167,866,145	142,454,925
Total assets	5,250,100,377	4,773,780,367

Current liabilities	1,331,838,063	1,059,188,211
Medium and long-term debt	462,660,429	517,255,183
Other non-current liabilities	104,569,993	87,071,963
Total liabilities	1,899,068,485	1,663,515,357

As at 31 December 2007 and 2006, the total staff in this segment (50% of Vivo) was 2,800 and 2,948 employees, respectively.

d) Reconciliation of revenues, net income, assets and liabilities

In 2007 and 2006, the reconciliation between revenues of reportable segments and consolidated revenues is as follows:

	2007	2006

Total relating to reportable segments	5,968,311,959	5,678,849,676
Total relating to other businesses (i)	668,097,060	549,720,637
Elimination of intragroup revenues	(487,999,827)	(463,282,694)
Total consolidated revenues	6,148,409,192	5,765,287,619

(i)                 The increase in this caption is mainly related to the consolidation of MTC from September 2006, which contributed with Euro 120 million and Euro 41 million to Portugal Telecom’s consolidated operating revenues in 2007 and 2006, respectively.

In 2007 and 2006, the reconciliation between net income of reportable segments and consolidated net income, is as follows:

	2007	2006

Total relating to reportable segments	600,458,282	780,664,579
Total relating to other businesses (i)	22,762,416	(38,875,968)
Other items not included in reportable segments:
Net interest expense related with loans obtained at group level	(141,589,112)	(133,020,722)
Net foreign currency exchange gains	(13,496,147)	(1,805,476)
Net gains on financial assets and other investments (ii)	245,628,440	20,991,979
Equity in earnings of affiliated companies	126,130,271	130,602,471
Income tax not included in reportable segments (iii)	(5,186,988)	195,570,950
Consolidated net income	834,707,162	954,127,813

(i)

The improvement in this caption is mainly related to: (1) the increase of MTC’s contribution to Portugal Telecom’s consolidated income before financial results and taxes, from Euro 19 million in 2006 to Euro 50 million in 2007, since this company was only acquired on September 2006; and (2) the reduction in expenses incurred by Portugal Telecom with the tender offer launched by Sonae, from Euro 35 million in 2006 to Euro 7 million in 2007 (Note 15).

(ii)

In 2007, this caption includes primarily (a) the gain of Euro 110,955,318 (Note 17) related to the disposal of a 22% stake in Africatel, the holding company that aggregates all of Portugal Telecom’s interests in sub-Sahariana Africa, (b) gains of Euro 38,650,508 (Note 17) related to the disposal of available for sale investments, (c) the gain of Euro 77,428,725 (Note 42) related to the change in the fair value of the equity swaps over PT Multimedia shares up to its settlement date, and (d) the gain of Euro 32,188,194 (Note 17) related to the financial settlement of equity swaps over own shares.

(iii)

In 2006, this caption includes mainly (a) the recognition of a tax credit amounting to Euro 53 million (Note 19) related to the liquidation of a subsidiary, and (b) a gain of Euro 142 million (Note 19) resulting from the reduction of deferred tax liabilities following the adoption by the Company of the voluntary taxation regime for certain gains on the disposals of investments made in previous years, whose taxation was deferred at that time in accordance with the tax legislation.

As at 31 December 2007 and 2006, the reconciliation between assets of reportable segments and consolidated assets is as follows:

	2007	2006

Total assets relating to reportable segments (i)	11,621,240,051	12,625,567,751
Total assets relating to other businesses and eliminations	906,038,480	894,074,388
Other items not included in reportable segments:
Investments in group companies and other investments (ii)	541,578,046	585,838,311
Goodwill (Note 33)	53,314,309	65,768,850
Total consolidated assets	13,122,170,886	14,171,249,300

(i)    As at 31 December 2006, this caption includes Euro 1,151,825,499 (Note 20) related to PT Multimédia segment, which following the conclusion of its spin-off on November 2007 (Note 1) is no longer part of the Portugal Telecom Group as at 31 December 2007.

(ii)   The reduction in this caption is primarily explained by the disposal of the investment in Banco Espírito Santo, which as at 31 December 2006 amounted to Euro 95,340,000 (Note 32).

As at 31 December 2007 and 2006, the reconciliation between liabilities of reportable segments and consolidated liabilities is as follows:

	2007	2006

Total liabilities relating to reportable segments (i)	6,337,487,931	6,572,770,085
Total liabilities relating to other businesses and eliminations	(311,183,699)	(252,389,174)
Other items not included in reportable segments:
Loans obtained at a group level	5,014,056,466	4,744,830,451
Total consolidated liabilities	11,040,360,698	11,065,211,362

(i)             As at 31 December 2006, this caption includes Euro 551,112,718 (Note 20) related to PT Multimédia segment, which following the conclusion of its spin-off on November 2007 (Note 1) is no longer part of the Portugal Telecom Group as at 31 December 2007.

Total assets, liabilities, tangible assets and intangible assets by geographic area as at 31 December 2007 and 2006 and capital expenditures for tangible and intangible assets in 2007 and 2006 are as follows:

	2007
	Total assets	Total liabilities	Tangible assets (Note 34)	Inangible assets (Note 34)	Capital expenditures for tangible and intangible assets (iv)
Portugal (i)	6,801,516,786	5,178,641,633	2,251,017,698	926,355,217	732,917,156
Brazil (ii)	5,465,930,992	1,947,534,215	1,215,150,692	2,309,185,592	366,870,020
Other (iii)	854,723,108	3,914,184,850	119,228,781	147,582,618	41,246,244
	13,122,170,886	11,040,360,698	3,585,397,171	3,383,123,427	1,141,033,420

	2006
	Total assets	Total liabilities	Tangible assets (Note 34)	Inangible assets (Note 34)	Capital expenditures for tangible and intangible assets (iv)
Portugal (i)	8,502,616,584	6,131,463,187	2,685,753,152	1,148,693,900	447,662,366
Brazil	4,866,913,022	1,690,551,545	1,145,651,310	2,249,235,370	392,932,179
Other (iii)	801,719,694	3,243,196,630	110,628,728	92,951,993	27,132,211
	14,171,249,300	11,065,211,362	3,942,033,190	3,490,881,263	867,726,756

(i)

The reduction in assets, liabilities, tangible and intangible assets from domestic businesses is primarily related to the contribution of the PT Multimedia segment to these captions as at 31 December 2006, which amounted to Euro 1,151,825,499, Euro 551,112,718, Euro 297,282,364 (Note 34) and Euro 413,567,344 (Note 33), respectively. As at 31 December 2007,

PT Multimédia is no longer part of the Portugal Telecom Group, following the conclusion of its spin-off on November 2007 (Note 1).

(ii)	The increase in assets and liabilities is mainly related to the appreciation of the Brazilian Real.

(iii)

As at 31 December 2007, assets and liabilities of other geographic areas include Euro 194,140,064 and Euro 3,834,321,109 respectively, related to PT Finance, the group finance subsidiary incorporated in the Netherlands. The assets of PT Finance correspond mainly to short-term investments and the liabilities correspond mainly to loans obtained in financial markets, which are then used to finance the Company’s businesses primarily in Portugal. As at 31 December 2006, assets and liabilities of other geographic areas include Euro 195,242,342 and Euro 3,158,205,855 respectively, related to PT Finance.

(iv)	In 2007, capital expenditures from domestic businesses include an amount of Euro 241,746,603 (Note 33) related to the commitments assumed by under the UMTS license.

8.              Wages and salaries

During the years 2007 and 2006, this caption consists of:

	2007	2006

Salaries	504,988,145	501,631,356
Employee Benefits	101,273,912	94,461,544
Health care	10,833,038	14,453,749
Trainning	6,909,253	7,464,074
Social care	5,981,553	7,923,609
Insurance	4,844,672	4,309,507
Other	3,242,300	3,233,344
	638,072,873	633,477,183

9.              Post retirement benefits

9.1. Pension benefits

As referred to in Note 3.h, PT Comunicações is responsible for the payment of pensions and pension supplements to retired, suspended and active employees. These liabilities, which are estimated based on actuarial valuations, are as follows:

a)              Retirees and employees of Telecom Portugal (“Plan CGA”) hired prior to 14 May 1992, or who were retired on that date, are entitled to receive a pension benefit from PT Comunicações. Employees hired after that date are covered by the general Portuguese Government social security system. Suspended employees are also entitled to receive a benefit payment normally equal to approximately 90% of salary prior to leaving service (with an annual increase in some cases).

b)             Retirees and employees of TLP hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their base salaries at the time of pre-retirement) until they reach the Portuguese social security retirement age. After that date, these former employees become entitled to the pension supplement. Suspended employees are also entitled to receive a benefit payment normally equal to 90% of salary prior to leaving service (with an annual increase in some cases).

c)              Retirees and employees of TDP hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their base salaries at the time of the pre-retirement) until they reach the Portuguese social security retirement age. After that date, these employees have the right to this pension supplement. Suspended employees are also entitled to receive a benefit payment normally equal to approximately 90% of salary prior to leaving service (with an annual increase in some cases).

d)             Retirees and employees of Companhia Portuguesa Rádio Marconi, SA (“Marconi”, a company merged into PT Comunicações in 2002) hired prior to 1 February 1998 are entitled to a pension benefit from Caixa Marconi and to a supplemental pension benefit (“Marconi Complementary Fund”). In addition, PT Comunicações contributes to Fundo de Melhoria Marconi with 1.55% of salaries paid to these employees, which is responsible to pay the additional pension supplement.

e)              On retirement, PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee. Employees hired by PT Comunicações or any of its predecessor companies after the dates indicated above are not entitled to these benefits, as they are covered by the general Portuguese Government social security system.

PT SI employees who were transferred from PT Comunicações and Marconi and were covered by any of the pension plans described above maintain the right to such benefits.

The actuarial valuations for these plans, as at 31 December 2007 and 2006, were computed based on the projected unit credit method and considered the following actuarial assumptions and rates:

	2007	2006
Rate of return on long-term fund assets	6.00%	6.00%
Pensions liabilities’ discount rate	5.25%	4.75%
Salaries liabilities’ discount rate	4.75%	4.25%
Salary growth rate	2.00%	2.25%
Pension growth rate	Linked to GDP Growth	1.75%
Inflation rate	2.00%	1.75%

The discount rate for pension liabilities was computed based on long-term yield rates of high-rating bonds as of the balance sheet date for maturities comparable to those liabilities.

The rate of return on long-term fund assets was estimated based on historical information on the return of portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered in market analysis.

Salary growth rate was established in accordance with PT Comunicações’ policy for wages and salaries.

The demographic assumptions considered as at 31 December 2007 and 2006 were as follows:

Mortality table:

Employees (while in active service):

Males	AM (92)

Females	AF (92)

Pensioners:

Males	PA (90)m adjusted

Females	PA (90)f adjusted

Disability table: Swiss Reinsurance Company

Turnover of employees: Nil

Demographic assumptions considered by Portugal Telecom are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

During 2007, benefits granted under pension plans were amended or settled as follows:

a)

Dec-Law 187/2007 and Law 52/2007 introduced certain changes to pension formulas in order to guarantee the long-term financial sustainability of the Portuguese social security system. These changes are also applied to some of PT Comunicações plans, which led to a reduction in the total pension liability.

b)	PT Comunicações, based on advice of legal counsel, introduced additional changes to pension supplement plans, namely the reduction of the supplement annual growth rate.

c)

PT Comunicações, based on advice of legal counsel, cancelled contributions to Fundo Melhoria Marconi that were being made above the 1.55% mandatory contribution. Following this decision, this plan was no longer treated for accounting purposes as a defined benefits plan and the related accrued liability as at 31 December 2007, amounting to Euro 12,841,000 (Note 9.5), was derecognized.

d)

The pension plan of DCSI was settled, following the liquidation of this company on December 2007, and Euro 362,721 was paid to the beneficiaries and the excess accrued liability as at the settlement date of Euro 329,178 was recognized as a gain under the caption “Curtailment costs, net” (Note 9.5).

The impact of the above mentioned changes to benefits, reduced Portugal Telecom’s pension liability by Euro 134,863,178 from which (a) Euro 110,336,000 recognized as a prior year service gain, since it was related to vested rights, (b) Euro 11,357,000 related to unvested rights and therefore were deferred up to the retirement date (Note 3.h) and (c) Euro 12,841,000 and Euro 329,178 related to the settlement of the Fundo de Melhoria and DCSI Plans, respectively, which were recognized as curtailment gains.

Based on the actuarial studies, the benefit obligation and the fair value of the pension funds as at 31 December 2007 and  2006 were as follows:

	2007	2006
Projected benefit obligation:
Pension, pension supplements and gratuities	2,762,077,000	3,073,825,333
Salaries to pre-retired and suspended employees	985,739,338	997,670,254
	3,747,816,338	4,071,495,587
Pension funds assets at fair value	(2,316,814,232)	(2,263,925,000)
Unfunded pension obligations	1,431,002,106	1,807,570,587
Prior years' service gains (i)	9,660,000	—
Present value of unfunded pension obligations (Note 9.3)	1,440,662,106	1,807,570,587

(i)       This caption refers to the component of the prior years’ service gain resulting from the changes in the benefits granted under pension plans introduced during 2007, related to unvested rights. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (15 years).

As at 31 December 2007 and  2006, the portfolio of pension funds was as follows:

	2007		2006
	Amount	%	Amount	%
Equities (i)	1,132,131,173	48.9%	1,024,536,020	45.3%
Bonds	744,044,644	32.1%	726,262,119	32.1%
Property (ii)	176,727,406	7.6%	264,172,280	11.7%
Cash, treasury bills, short-term stocks and other current assets	263,911,009	11.4%	248,954,581	11.0%
	2,316,814,232	100.0%	2,263,925,000	100.0%

(i)        As at 31 December 2007 and 2006, this caption included investments in Portugal Telecom’s shares and in shares of related parties, as follows:

	2007		2006
	Number of shares	Amount	Number of shares	Amount
Banco Espírito Santo	3,107,904	196,618,560	13,107,904	178,529,652
Telefónica	8,928,305	198,386,937	8,928,305	143,924,277
Portugal Telecom	3,887,262	34,713,250	3,887,262	38,250,658
		429,718,747		360,704,587

(ii)     As at 31 December 2007, this caption included certain properties that have been rented to PT Group companies, which represented approximately 95% of the value of property investments held by the funds. In addition, during 2007, a building was disposed of at market value to a property investment fund held by a related party.

Portugal Telecom is exposed to risks related to the changes in the fair value of the plan assets associated with Portugal Telecom’s post retirement defined benefit plans. The main purpose of the established investment policy is capital preservation through five main principles: (1) diversification; (2) stable strategic asset allocation and disciplined rebalancing; (3) lower exposure to currency fluctuations; (4) specialized instruments for each class of assets; and (5) cost control.

During the years 2007 and 2006, the movement in the plan assets was as follows:

	2007	2006
Opening balance of the plan assets	2,263,925,000	2,200,172,000
Actual return on assets	79,991,229	158,277,996
Payments of benefits	(165,557,000)	(163,959,000)
Contributions made by the Company (Note 9.4)	155,231,003	59,844,004
Participants’ contributions	9,665,000	9,590,000
Asset settlement (i)	(26,441,000)	—
Closing balance of the plan assets	2,316,814,232	2,263,925,000

(i)        This amount corresponds to the market value of the “Fundo Melhoria Marconi”, which was settled following the decision of PT Comunicações of not make contributions above the mandatory 1.55% contribution.

A summary of the components of the net periodic pension cost recorded in 2007 and 2006 is presented below:

	2007	2006
Service cost	15,147,000	21,793,000
Interest cost	185,913,899	176,964,706
Expected return on plan assets	(141,491,000)	(130,803,000)
Prior years’ service gains	(111,285,000)	(23,301,000)
Sub total (Note 9.5)	(51,715,101)	44,653,706
Work force reduction program (Note 9.3) (i)	280,163,727	197,304,200
Settlement of “Fundo Melhoria Marconi” (Note 9.5)	(12,841,000)	—
Settlement of DCSI Plan (Note 9.3)	(329,178)	—
Pension cost	215,278,448	241,957,906

(i)        This amount includes Euro 7,863,478 (Note 20) related to the pre-retirement of employees under the spin-off process  which was recorded under the caption “Discontinued operations”, while the remaining amount of Euro 272,300,249 (Note 9.5) was recorded under the caption “Curtailment costs, net”.

Actuarial gains and losses resulting essentially from changes in actuarial assumptions or differences between those actuarial assumptions and actual data, are recognised directly in shareholders’ equity. During the years 2007 and 2006, the movement in accumulated net actuarial losses was as follows:

	2007	2006
Opening balance (Note 41.6)	1,404,159,583	1,653,137,579
Change in actuarial assumptions (Note 9.6)	(132,842,395)	(208,250,000)
Differences between actual data and actuarial assumptions (Note 9.6):
Pension benefit obligation related	(180,390,281)	(13,253,000)
Asset related	61,499,771	(27,474,996)
Closing balance (Note 41.6)	1,152,426,678	1,404,159,583

During the year 2007, the change in actuarial assumptions corresponds to the net effect of: (i) the increase in the discount rate from 4.75% to 5.25% for pension liabilities and from 4.25% to 4.75% for salary liabilities, reflecting the evolution of market yields; (ii) the reduction in the salary growth rate from 2.25% to 2.00%; and (iii) the increase in the inflation rate from 1.75% to 2.00%. During 2006, the change in actuarial assumptions corresponds to the net effect of: (i) the increase in the discount rate from 4.5% to 4.75% for pension liabilities and from 3.5% to 4.25% for salary liabilities; (ii) the reduction in the salary growth rate from 3.0% to 2.25%; (iii) the reduction in the pension growth rate and inflation rate from 2.0% to 1.75%; and (iv) the adjustment in mortality tables (PA (90), from less three years to less four years).

Differences between actual data and actuarial assumptions related to the PBO, results mainly from the early retirement age for pre-retired employees being earlier than expected and from salaries and pension increases being lower than the assumptions used.

9.2.  Health care benefits

As referred to in Note 3.i, PT Comunicações is responsible for the payment of post retirement health care benefits to certain active employees, suspended employees, pre-retired employees, retired employees and their eligible relatives. Health care services are rendered by PT-ACS, which was incorporated with the only purpose of managing the Company’s Health Care Plan.

This plan sponsored by PT Comunicações includes all employees hired by PT Comunicações until 31 December 2003 and by Marconi until 1 February 1998. Certain employees of PT SI who were transferred from PT Comunicações are also covered by this health care plan.

The financing of the Health Care Plan in assured by defined contributions made by participants to PT-ACS and the remainder by PT Comunicações, which incorporated an autonomous fund in 2004 for this purpose.

The health care plan of DCSI was settled during the year 2007 following the liquidation of this company, and an amount of Euro 434,172 was paid to the beneficiaries. The remaining accrued liability amounting to Euro 677,785 was recognized as a gain under the caption “Curtailment costs, net” (Note 9.5).

In the second half of 2006, PT Comunicações made some changes to the Health Care Plan in order to maintain its long-term sustainability and financing. These changes included mainly a reduction in the amount that PT Comunicações pays for each medical act and an increase in participants’ contributions (from 1.7% of salary in 2007 until 2.1% of salary in 2009),  with these effects leading to a reduction in health care benefit obligations at the end of 2006 and to a reduction in future service costs.

In addition, in December 2006 PT Comunicações and SNS agreed to terminate the Protocol entered into in 2004 related to the Health Care Plan. In connection with this Protocol, SNS paid to PT Comunicações an annual amount per participant, and PT Comunicações paid the health care expenses incurred by its participants in SNS’s hospitals network. Historically, this Protocol presented a deficit situation for PT Comunicações, with this trend being included in the unfunded health care benefit obligations.

The actuarial valuations for these plans, as at 31 December 2007 and 2006, were computed based on the projected unit credit method and considered the following actuarial assumptions and rates:

	2007	2006
Rate of return on long-term fund assets	6.00%	6.00%
Health care liabilities’ discount rate	5.25%	4.75%
Health care cost trend rate:
Next two years	3.50%	3.50%
Years thereafter	3.00%	2.75%
Salary growth rate	2.00%	2.25%
Inflation rate	2.00%	1.75%

The discount rate for health care liabilities was computed based on long-term yield rates of high-rating bonds as of the balance sheet date for maturities comparable to those liabilities.

The rate of return on long-term fund assets was estimated based on historical information on the return of portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered in market analysis.

Health care cost trend rate was estimated based on specific indicators for this sector and historical information, with the long-term rate being computed also based on the inflation rate.

The demographic assumptions considered as at 31 December 2007 and 2006 were as follows:

Mortality table:

Employees (while in active service):

Males	AM (92)

Females	AF (92)

Pensioners:

Males	PA (90)m adjusted

Females	PA (90)f adjusted

Disability table: Swiss Reinsurance Company

Turnover of employees: Nil

Demographic assumptions considered by Portugal Telecom are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

Based on the actuarial studies, the benefit obligation and the fair value of health care funds and prior year’s service gains not yet recognized as at 31 December 2007 and 2006 are as follows:

	2007	2006
Accumulated health care benefit obligation	455,308,816	491,102,185
Plan assets at fair value	(582,330,282)	(644,224,704)
Excessive funding of pension obligations	(127,021,466)	(153,122,519)
Prior years’ service gains (i)	16,231,000	19,062,000
Present value of excessive funding of pension obligations (Note 9.3)	(110,790,466)	(134,060,519)

(i)        This caption refers to the component of the prior years’ service gain resulting from the changes in the health care plan occurred in 2006 related to those benefits that are not yet vested. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (18 years).

As at 31 December 2007 and 2006, the portfolio of the Company’s autonomous fund to cover post retirement health care benefit obligations was as follows:

	2007		2006
	Amount	%	Amount	%
Equities	246,927,446	42.4%	289,205,401	44.9%
Bonds	246,542,590	42.3%	260,860,332	40.5%
Cash, treasury bills, short-term stocks and other current assets	88,860,246	15.3%	94,158,971	14.6%
	582,330,282	100.0%	644,224,704	100.0%

During  the years 2007 and 2006, the movement in the plan assets was as follows:

	2007	2006
Opening balance of the plan assets	644,224,704	315,576,000
Actual return on assets	24,783,000	26,320,417
Refund of expenses paid on account by PT Comunicações (Note 9.4)	(86,677,422)	—
Contributions made by PT Comunicações	—	302,328,287
Closing balance of the plan assets	582,330,282	644,224,704

A summary of the components of the net periodic post retirement health care cost in 2007 and 2006 is presented below:

	2007	2006
Service cost	2,608,000	6,868,000
Interest cost	22,998,957	40,554,000
Expected return on plan assets	(37,940,000)	(36,935,000)
Prior years’ service gains	(1,028,000)	(127,255,684)
Sub total (Note 9.5)	(13,361,043)	(116,768,684)
Work force reduction program costs (Note 9.5)	9,653,813	11,609,762
Settlement of DCSI Plan (Note 9.3)	(677,785)	—
Termination of SNS Protocol (Notes 7.a) and 9.5)	—	(220,417,000)
	(4,385,015)	(325,575,922)

Actuarial gains and losses, resulting essentially from changes in actuarial assumptions or differences between those actuarial assumptions and actual data, are computed periodically by the actuary and are recognised directly in shareholders’ equity. During the years 2007 and 2006, the movements in accumulated net actuarial losses were as follows:

	2007	2006
Opening balance (Note 41.6)	246,438,253	316,875,470
Change in actuarial assumptions (Note 9.6)	(18,105,160)	(14,078,000)
Differences between actual data and actuarial assumptions (Note 9.6):
Health care benefit obligation related	(28,556,000)	(66,973,800)
Assets related	13,157,000	10,614,583
Closing balance (Note 41.6)	212,934,093	246,438,253

During the year 2007, the change in actuarial assumptions corresponds to the effect of: (i) the increase in the discount rate from 4.75% to 5.25%; (ii) the increase in the long-term health care cost trend rate from 2.75% to 3.00%; (iii) the reduction in the salary growth rate from 2.25% to 2.00%; and (iv) the increase in the inflation rate from 1.75% to 2.00%. During the year 2006, the change in actuarial assumptions corresponds to the net effect of: (i) the increase in the discount rate from 4.5% to 4.75%; (ii) the reduction in the long-term health care cost trend rate from 3% to 2.75%; (iii) the reduction in the salary growth rate from 3.0% to 2.25%; and (iv) the adjustments in mortality tables (PA (90), from less three years to less four years).

Differences between actual data and actuarial assumprions related to the PBO results mainly from lower health care expenses than expected.

9.3. Responsibilities for post retirement benefits

The movements occurred in the responsibilities for post retirement benefits during the years ended 31 December 2007 and 2006 were as follows:

	Pension	Health care
	benefits	benefits
	(Nota 9.1)	(Nota 9.2)	Total
Balance as at 31 December 2005	2,038,652,313	597,231,431	2,635,883,744
Changes in consolidation perimeter (i)	1,270,982	1,241,684	2,512,666
Net periodic pension cost/(gain)	44,653,706	(116,768,684)	(72,114,978)
Work force reduction program costs (Note 9.1)	197,304,200	11,609,762	208,913,962
Termination of Protocol with SNS (Note 9.5)	—	(220,417,000)	(220,417,000)
Payments and contributions	(225,332,618)	(336,520,495)	(561,853,113)
Net actuarial gains	(248,977,996)	(70,437,217)	(319,415,213)
Balance as at 31 December 2006	1,807,570,587	(134,060,519)	1,673,510,068
Net periodic pension cost/(gain) (Note 9.5)	(51,715,101)	(13,361,043)	(65,076,144)
Work force reduction program costs (Note 9.1)	280,163,727	9,653,813	289,817,540
Settlement of the Plan Melhoria Marconi (Note 9.5)	(12,841,000)	—	(12,841,000)
Settlement of the DCSI Plan (Notes 9.1, 9.2 and 9.5)	(329,178)	(677,785)	(1,006,963)
Payments, contributions and refunds (Note 9.4)	(330,454,024)	61,159,228	(269,294,796)
Net actuarial losses (Note 9.6)	(251,732,905)	(33,504,160)	(285,237,065)
Balance as at 31 December 2007	1,440,662,106	(110,790,466)	1,329,871,640

(i)        In 2006, this caption relates to the accrued post retirement liability of DCSI, a company acquired during 2006.

Certain post retirement benefit plans have a surplus position, therefore according to IAS 19 they should be presented in the balance sheet separately from those plans with a deficit position. As at 31 December 2007 and 2006, net post retirement obligations were recognized in the balance sheet as follows:

	2007	2006
Plans with a deficit position:
Pensions	1,463,019,423	1,807,570,587
Healthcare	912,816	—
	1,463,932,239	1,807,570,587
Plans with a surplus position:
Pensions	(22,357,317)	—
Healthcare	(111,703,282)	(134,060,519)
	(134,060,599)	(134,060,519)
	1,329,871,640	1,673,510,068

The impact of an increase or decrease by 25 bp on the discount rate actuarial assumption would be a decrease or increase of the responsibilities for post retirement benefits by approximately Euro 110 million.

9.4. Cash flow relating to post retirement benefit plans

During the years 2007 and 2006, the payments and contributions regarding post retirement benefits were as follows:

	2007	2006
Pension benefits
Contributions to the funds (Note 9.1)	155,231,003	59,844,004
Payments of salaries to pre-retired and suspended employees	174,860,300	165,488,614
Settlement of DCSI plan (Note 9.1)	362,721	—
Sub total (Note 9.3)	330,454,024	225,332,618
Health care benefits
Refund of expenses paid on account by PT Comunicações (Note 9.2)	(86,677,422)	—
Payments to PT ACS	25,084,022	34,192,208
Settlement of DCSI plan (Note 9.2)	434,172	—
Contributions to the fund	—	302,328,287
Sub total (Note 9.3)	(61,159,228)	336,520,495
Termination payments
Related to continued operations (Note 9.5)	7,513,072	18,936,785
Related to discontinued operations (Note 20)	7,351,702	—
Sub total	14,864,774	18,936,785
	284,159,570	580,789,898

9.5. Post retirement benefit costs

In 2007 and 2006, post retirement benefit costs and net work force reduction program costs were as follows:

	2007	2006
Post retirement benefits:
Pension benefits (Notes 9.1 and 9.3)	(51,715,101)	44,653,706
Health care benefits (Notes 9.2 and 9.3)	(13,361,043)	(116,768,684)
	(65,076,144)	(72,114,978)
Curtailment costs, net
Work force reduction program
Pensions (Note 9.1)	272,300,249	197,304,200
Health care (Notes 9.2 and 9.3)	9,653,813	11,609,762
Termination payments (Note 9.4)	7,513,072	18,936,785
Settlement of the Plan Melhoria Marconi (Note 9.1)	(12,841,000)	—
Settlement of the DCSI Plan (Notes 9.1 and 9.2)	(1,006,963)	—
Termination of Protocol with SNS (Notes 9.2 and 9.3)	—	(220,417,000)
Provisions for SNS receivables (Notes 26 and 39)	—	11,528,257
	275,619,171	18,962,004

The impact of an increase (decrease) by 1% in the rate of return on long-term fund assets would have led to a decrease (increase) of post retirement benefit costs in the year 2007 by approximately Euro 29 million, related to the increase (decrease) in expected return on assets.

9.6. Net actuarial gains

In 2007 and 2006, the net actuarial gains recorded in the Statement of Recognised Income and Expenses were as follows:

	2007	2006
Changes in actuarial assumptions
Pension benefits (Notes 9.1 and 9.3)	(132,842,395)	(208,250,000)
Health care benefits (Notes 9.2 and 9.3)	(18,105,160)	(14,078,000)
	(150,947,555)	(222,328,000)
Differences between actual data and actuarial assumptions
Pension benefits (Notes 9.1 and 9.3)	(118,890,510)	(40,727,996)
Health care benefits (Notes 9.2 and 9.3)	(15,399,000)	(56,359,217)
	(134,289,510)	(97,087,213)
	(285,237,065)	(319,415,213)

10.       Direct costs

During 2007 and 2006, this caption consists of:

	2007	2006

Telecommunications costs (i) (ii)	739,631,643	567,776,200
Directories (Note 3.p)	67,996,560	74,391,838
Leasings of sites (ii)	57,242,913	53,728,489
Other	42,426,060	28,973,926
	907,297,176	724,870,453

(i)	The increase in telecommunications costs is mainly related to the termination of the partial “Bill & Keep” interconnection regime in Brazil (Note 7.c).
(ii)	During 2007 and 2006, these captions include costs related to operating leases totaling Euro 118,205,439 and Euro 104,281,651, respectively (Note 13).

11.	Costs of products sold

During 2007 and 2006, this caption consists of:

	2007	2006

Costs of products sold	657,908,899	582,739,442
Increases in adjustments for inventories (Note 39)	197,841	1,159,694
Reductions in adjustments for inventories (Note 39)	(1,957,157)	(3,279,638)
	656,149,583	580,619,498

12.       Supplies and external services

During 2007 and 2006, this caption consists of:

	2007	2006

Commissions	264,249,979	264,528,146
Specialized work	185,584,524	167,679,709
Maintenance and repairs	155,687,210	155,587,635
Electricity	77,514,893	68,183,305
Operating leases (Note 13)	59,859,136	63,897,233
Communications	20,908,106	22,766,726
Installation and removal of terminal equipment	17,337,399	16,048,406
Surveillance and security	14,463,577	13,812,361
Travelling	12,211,052	13,596,095
Fuel, water and other fluids	11,537,585	11,662,325
Office material	11,098,444	11,098,878
Transportation	10,012,616	9,669,906
Insurance	9,493,951	10,275,439
Cleaning expenses	8,858,243	8,537,635
Other	86,799,912	91,167,511
	945,616,627	928,511,310

13.       Operating leases

During 2007 and 2006, operating lease costs were recognised under the following captions:

	2007	2006

Direct costs - capacity (Note 10)	118,205,439	104,281,651
Supplies and external services (Note 12) (i)	59,859,136	63,897,233
	178,064,575	168,178,884

(i)        This caption is mainly related to rentals of property and leases of transportation equipment.

As at 31 December 2007, the Company’s obligations under operating lease contracts mature as follows:

2008	115,872,158
2009	64,231,075
2010	56,210,593
2011	46,504,832
2012	44,032,381
2013 and foillowing years	127,457,190
454,308,229

14.       Indirect taxes

During 2007 and 2006, this caption consists of:

	2007	2006

Spectrum fees (i)	133,771,522	108,599,557
Value added tax (ii)	22,233,365	23,939,712
Other indirect taxes (iii)	45,820,217	43,371,668
	201,825,104	175,910,937

(i)

This caption includes primarily spectrum fees from Vivo and TMN, which in 2007 amounted to Euro 103 million and Euro 28 million, respectively, while in 2006 amounted to Euro 80 million and Euro 26 million, respectively.

(ii)

In 2006, this caption includes an amount of Euro 4,214,639 related to a reduction in provisions for accounts receivable, since the Company believes in the recoverability of the value added tax included in those balances (Note 39).

(iii)

This caption includes mainly indirect taxes from Vivo related to Fust (fund to improve the general access to telecommunications services) and Funtel (National Telecommunications Fund), as well as other municipal, federal and state taxes in Brazil.

15.       Other costs, net

During 2007 and 2006, this caption consists of:

	2007	2006

Donations	4,346,148	3,855,978
Tax fines	1,715,807	1,303,811
Other (i)	39,009,981	110,240,206
	45,071,936	115,399,995

(i)

The decrease in this caption is primarily explained by the reduction in the expenses incurred by Portugal Telecom related to the tender offer launched by Sonae in 2006 from Euro 35 million in 2006 to Euro 7 million in 2007 (Note 7.d) and by the recognition in 2006 of an adjustment amounting to Euro 51 million (Notes 7.c and 34) to the value of certain CDMA equipments at Vivo.

16.  Net interest expense

	2007	2006

Interest expense:
Related to loans obtained and financial instruments	304,130,734	343,426,728
Other	7,142,405	7,416,137
Interest income:
Related to cash and short-term investments and financial instruments	(96,019,309)	(102,905,642)
Other	(17,885,538)	(27,863,882)
	197,368,292	220,073,341

17.       Net gains on financial assets and other investments

During 2007 and 2006, this caption consists of:

	2007	2006

Disposal of the 22% investment in Africatel (Note 7.d) (i)	(110,955,318)	—
Derivatives financial instruments (ii)	(100,003,385)	(17,498,511)
Disposals of available for sale investments (Note 7.d) (iii)	(38,650,508)	—
Real estate investments (iv)	(637,670)	(784,175)
Other, net	1,463,874	(51,077)
	(248,783,007)	(18,333,763)

(i)

This caption is related to the disposal of a 22% stake in Africatel for an amount of Euro 116,999,817 (Note 44.d). This company includes all Portugal Telecom’s investments in Sub-Saharian Africa except for Médi Télécom.

(ii)

In 2007, this caption includes net gains of Euro 67,815,191 related to changes in the fair value of derivative financial instruments classified as held for trading (Note 42.2) and a gain of Euro 32,188,194 (Notes 7.d, 41.3 and 44.f) related to the financial settlement of equity swaps. In 2006, this caption includes net losses of Euro 14,422,914 related to changes in the fair value of derivative financial instruments classified as held for trading (Note 42.2), a gain of Euro 23,513,275 related to the financial settlement of equity swaps (Note 44.f) and a gain of Euro 8,408,150 related to dividends obtained by PT on the equity swap over PT Multimedia’s shares.

(iii)

In 2007, this caption includes the gains obtained with the disposals of the investments in Banco Espírito Santo and Telefónica amounting to Euro 35,698,600 (Notes 19 and 32) and Euro 2,951,908 (Note 32), respectively.

(iv)	This caption includes gains related to rents received from real estate rented to third parties, net of the amortization of these assets (Note 32).

18.       Net other financial expenses

During 2007 and 2006, this caption consists of:

	2007	2006

Bank commissions and expenses	34,009,849	29,099,186
Other	14,306,585	22,679,560
	48,316,434	51,778,746

19.       Income taxes

From 1 January 2007, Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax (“IRC”) at a rate of 25%, which is increased up to a maximum of 1.5% of collectible profit through a municipal tax, leading to an aggregate tax rate of approximately 26.5%. In 2006, the Corporate Income Tax was increased up to 10%, leading to an aggregate tax rate of approximately 27.5%. In calculating taxable income, to which the above tax rate is applied, non-tax-deductible amounts are added to or subtracted from book entries. These differences between book and taxable entries can be temporary or permanent.

Portugal Telecom adopted the tax consolidation regime for groups of companies, which apply to all companies in which they hold at least 90% of the capital stock and that comply with Article 63 of the Portuguese Corporate Income Tax Law.

In accordance with Portuguese tax legislation, income tax returns are subject to review and adjustment by the tax authorities during the period of four calendar years (five years for social security, and ten years for the contributions made with respect to the years before 2001), except when there are tax losses, tax benefits were granted, or when tax inspections, claims or appeals are in progress, in which case the time periods are extended or suspended. The Board of Directors of Portugal Telecom, based on information from its tax advisors, believes that any adjustment which may result from such reviews or adjustments, as well as other tax contingencies, would not have a material impact on the consolidated financial statements as at 31 December 2007, except for the situations where provisions have been recognised (Note 39).

a) Deferred taxes

During 2007 and 2006, the movements in deferred tax assets and liabilities were as follows:

		Changes in the			Foreign currency
	Balance	consolidation		Accumulated	translation		Balance
	31 Dec 2006	perimeter (i)	Net income (ii)	earnings	adjustments	Other	31 Dec 2007
Deferred tax assets
Accrued post-retirement liability	443,480,168	—	(15,476,360)	(75,588,720)	—	897	352,415,985
Tax losses carryforward (iii)	272,545,978	(73,229,713)	(866,883)	—	16,520,489	—	214,969,871
Provisions and adjustments	112,663,562	(14,931,534)	(23,874,175)	—	4,063,172	(80,178)	77,840,847
Additional contribution to pension funds	203,542,091	—	(8,927,983)	—	—	—	194,614,108
Financial instruments	13,224,000	—	1,065,143	—	(92,486)	(43,671)	14,152,986
Other	121,551,355	(956,783)	7,896,775	—	9,161,811	1,233,402	138,886,560
	1,167,007,154	(89,118,030)	(40,183,483)	(75,588,720)	29,652,986	1,110,450	992,880,357
Deferred tax liabilities
Gains on disposals of investments	3,176,409	(29,169)	659,747	—	—	29,170	3,836,157
Revaluation of fixed assets	14,342,405	(29,170)	(1,360,805)	—	—	(508)	12,951,922
Financial instruments and investments available for sale	11,660,352	—	(4,310,612)	(7,306,068)	—	(43,672)	—
Other	61,198,651	—	8,485,140	—	(1,591,730)	—	68,092,061
	90,377,817	(58,339)	3,473,470	(7,306,068)	(1,591,730)	(15,010)	84,880,140
		(89,059,691)	(43,656,953)	(68,282,652)	31,244,716	1,125,460

(i)	Changes in the consolidation perimeter are primarily related to deferred tax asssets and liabilities from PT Multimedia (Note 1).
(ii)

The movements in deferred tax assets and liabilities recorded through net income include the recognition of a deferred tax asset of Euro 910,608 (Note 20) related to the tax effect of costs of Euro 3,436,257 related to the spin-off of PT Multimedia that have not yet been considered for corporate tax purposes.

(iii)

As at 31 December 2007, this caption includes the deferred tax assets related to tax losses carryforward recognised by Vivo. Such tax losses from Vivo, amounting to Euro 632 million, have no maturity but can only be used up to a limit of 30% of tax gains for each period.

		Changes in the			Foreign currency		Change in tax rate (i)
	Balance 31 Dec 2005	consolidation perimeter	Net income (i)	Accumulated earnings	translation adjustments	Taxes payable (Note 28)	Net income	Accumulated earnings	Other	Balance 31 Dec 2006
Deferred tax assets
Accrued post-retirement liability	720,255,233	690,983	(176,539,877)	(84,191,070)	—	—	(234,254)	(16,500,847)	—	443,480,168
Tax losses carryforward (ii)	286,876,872	—	135,657,268	—	(5,537,361)	(137,127,830)	(7,322,971)	—	—	272,545,978
Provisions and adjustments	133,288,748	—	(17,089,026)	—	(1,203,761)	—	(2,408,020)	—	75,621	112,663,562
Additional contribution to pension funds	139,990,269	—	71,232,656	—	—	—	(7,680,834)	—	—	203,542,091
Financial instruments	18,477,273	—	1,188,042	(6,999,804)	39,344	—	(536,861)	—	1,056,006	13,224,000
Other	88,922,614	—	36,064,997	—	(2,807,165)	—	(513,536)	—	(115,555)	121,551,355
	1,387,811,009	690,983	50,514,060	(91,190,874)	(9,508,943)	(137,127,830)	(18,696,476)	(16,500,847)	1,016,072	1,167,007,154
Deferred tax liabilities
Gains on disposals of investments (iii)	271,627,295	—	(268,331,022)	—	—	—	(119,864)	—	—	3,176,409
Revaluation of fixed assets	16,530,675	—	(1,658,776)	—	—	—	(541,223)	—	11,729	14,342,405
Financial instruments	12,418,218	—	(6,867,410)	5,493,551	—	—	(170,483)	(269,530)	1,056,006	11,660,352
Other	34,290,889	17,275,441	9,993,600	—	1,153,834	—	(1,613,939)	—	98,826	61,198,651
	334,867,077	17,275,441	(266,863,608)	5,493,551	1,153,834	—	(2,445,509)	(269,530)	1,166,561	90,377,817
		(16,584,458)	317,377,668	(96,684,425)	(10,662,777)	(137,127,830)	(16,250,967)	(16,231,317)	(150,489)

(i)	In 2006, deferred taxes recorded through net income include a cost of Euro 12,686,904 (Note 20) which was reclassified under the caption “Discontinued operations”, as it is related to PT Multimedia.

(ii)	During the year 2006, Vivo recorded deferred tax assets related to tax losses from previous periods amounting to Euro 134 million (Note 7.c).

(iii)

The reduction in this caption is related to the adoption by the Company of the voluntary taxation regime for certain gains obtained in the disposition of investments in prior periods. As a result, the amount excluded from taxation by this regime, of Euro 141,972,529, was recorded as a gain in the income statement in 2006, as mentioned below in the reconciliation of the provision for income taxes.

As at 31 December 2007 and 2006, total deferred tax assets include Euro 394 million and Euro 355 million from foreign countries, respectively, and total deferred liabilities include Euro 19 million and Euro 18 million from foreign countries. These deferred tax assets and liabilities from foreign countries are mainly related to Vivo.

b) Reconciliation of income tax provision

During 2007 and 2006, the reconciliation between the nominal and effective income tax for the period is as follows:

	2007	2006

Income before taxes	1,032,510,703	858,631,363
Statutory tax rate	26.5%	27.5%
	273,615,336	236,123,625
Permanent differences (i)	(43,509,350)	11,803,881
Adjustments to the provision for income taxes of the previous year (Note 28)	(9,993,868)	(6,380,082)
Difference in tax rates	5,380,340	(8,419,634)
Increases and reductions in provisions for income tax contingencies (Notes 28 and 39)	8,808,391	8,545,381
Reversal of deferred tax liabilities related to the taxation of 50% of the gains obtained in the disposal of certain financial investments (Note 7.d)	—	(141,972,529)
Tax losses from previous periods (Note 7.c)	—	(134,470,029)
Valuation allowance for certain tax losses carryforward (ii)	—	54,723,658
Liquidation of a subsidiary (Note 7.d)	—	(53,342,681)
Change in statutory tax rate in Portugal (iii)	—	8,329,536
Other	8,976,816	3,694,503
	243,277,665	(21,364,371)
Income tax
Income tax-current (Note 28)	198,710,104	292,449,234
Deferred taxes (iv)	44,567,561	(313,813,605)
	243,277,665	(21,364,371)

(i)

In 2007, this caption includes primarily Euro 29,403,159 and Euro 9,460,129 resulting from the non-taxable gains amounting to Euro 110,955,318 and Euro 35,698,600 (Note 17) related to the disposals of the investments in Africatel and Banco Espírito Santo, respectively.

(ii)

In 2006, this caption relates mainly to tax losses from certain holding companies of Brasilcel, which did not expect to obtain taxable profits in the future that would allow for the recovery of these tax losses. Following the corporate restructuring completed at the end of 2006, Vivo is able to fully recover its tax losses generated in the period.

(iii)	This caption relates to the impact on deferred taxes of the change in the municipal tax to a maximum of 1.5% of collectable profit, as mentioned above.

(iv)

The change in this caption is mainly related to: (a) the reduction of deferred tax liabilities in 2006 by Euro 268 million, following the adoption of the voluntary capital gains taxation regime, as mentioned above; and (b) a gain of Euro 134 million (Note 7.c) recorded in 2006 related to the recognition of tax losses from previous periods at Vivo.

20.	Discontinued operations

During the years 2007 and 2006 PT Multimédia was classified as a discontinued operation, following the approval at the Annual General Meeting of Portugal Telecom, held on 27 April 2007, of the spin-off of all ordinary shares of PT Multimedia held by Portugal Telecom to its shareholders.

Portugal Telecom concluded the spin-off on 7 November 2007 and the impact of this transaction on the Company’s financial statements was to reduce shareholders’ equity excluding minority interests by an amount of Euro 405,328,608 (Note 41), corresponding to the carrying value, as of the date of the spin-off, of the assets and liabilities attributable to the PT Multimédia business, net of minority interests.

Net income from discontinued operations includes the results of PT Multimédia in 2006 and in 2007 up to the conclusion of the spin-off and expenses incurred with the spin-off process, as follows:

	2007	2006
Results of PT Multimédia	63,150,775	74,132,079
Expenses incurred with the spin-off (net of tax) (i)	(17,676,651)	—
Net income from discontinued operations	45,474,124	74,132,079

(i)

Expenses incurred in 2007 with the spin-off amounted to Euro 24,049,866, and include primarily work force reduction costs of Euro 7,863,478 (Note 9.1), termination payments of Euro 7,351,702 (Note 9.4) and costs related to changes in the information systems. These costs were presented net of the related tax effect amounting to Euro 6,373,215, including Euro 5,462,607 (Note 28) and Euro 910,608 (Note 19) of current and deferred income tax, respectively.

The results of PT Multimedia in the ten-month period ended 31 October 2007 prior to the conclusion of the spin-off and in 2006 is presented below. Financial information relating to the PT Multimédia segment in 2006 was restated to be presented as a discontinued operation.

	2007	2006

Revenues	586,736,842	666,482,870

Costs:
Wages and salaries	34,837,316	39,975,868
Direct costs	182,533,032	203,037,771
Commercial costs	45,023,522	56,865,044
Depreciation and amortization (i)	91,154,879	102,502,152
Other costs (ii)	144,042,093	153,162,816
Total costs	497,590,842	555,543,651

Income before financial results and taxes	89,146,000	110,939,219
Interest and other financial expenses, net	3,324,038	7,755,451

Income before income taxes	85,821,962	103,183,768
Provision for income taxes (iii)	(22,671,187)	(29,051,689)
Results from discontinued operations	63,150,775	74,132,079

(i)

This caption includes the amortization related to contracts entered into with PT Comunicações for the acquisition of capacity on its fixed network, which in 2006 amounted to Euro 23,438,318 and were eliminated in Portugal Telecom’s consolidation process.

(ii)

In 2006, this caption includes primarily increases and decreases in provisions amounting to Euro 16,456,669 and Euro 14,078,590 (Note 39), respectively. The increases are primarily related to doubtful receivables and the reductions are mainly related to the reduction of the provision for estimated costs from the disposal of Lusomundo Media amounting to Euro 8,017,195.

(iii)	In 2006, this caption includes deferred taxes amounting to Euro 12,686,904 (Note 19) and current income taxes amounting to Euro 16,364,785 (Note 28).

The assets and liabilities related to discontinued operations as at 31 October 2007 and 31 December 2006 are as follows:

	31 Oct 2007	31 Dec 2006
Assets of PT Multimedia:
Current assets	186,411,081	260,045,709
Intangible assets	250,184,460	283,615,597
Tangible assets	314,358,492	297,282,365
Deferred taxes	70,665,379	89,118,029
Other non-current assets	33,498,346	45,115,850
	855,117,758	975,177,550
Goodwill on the acquisition of PT Multimedia shares	176,647,949	176,647,949
Total assets (Note 7.d)	1,031,765,707	1,151,825,499

Liabilities of PT Multimedia:
Current liabilities	299,152,572	355,354,019
Medium and long-term debt	134,349,770	173,964,086
Other non-current liabilities	20,817,520	21,794,613
Total liabilities (Note 7.d)	454,319,862	551,112,718

The carrying value of net assets related to PT Multimédia amounting to Euro 577 million, as detailed above, net of the related minority interests amounting to Euro 172 million, was recorded as a reduction of accumulated earnings following completion of the spin-off on 7 November 2007.

The statement of cash flows of PT Multimedia in the ten-month period ended 31 October 2007 prior to the conclusion of the spin-off and in 2006 were as follows:

	2007	2006
OPERATING ACTIVITIES
Collections from clients	727,457,467	755,138,649
Payments to suppliers	(462,184,646)	(486,697,923)
Payments to employees	(33,939,670)	(38,734,380)
Payments relating to income taxes	(2,656,318)	(2,689,546)
Payments relating to indirect taxes and other	(30,494,125)	(32,882,287)
Cash flow from operating activities	198,182,708	194,134,513

INVESTING ACTIVITIES
Cash receipts resulting from
Financial investments	3,340,528	4,460,469
Tangible fixed assets	2,038,056	641,268
Interest and related income	605,125	1,990,730
Dividends	1,476,409	1,843,062
Other investing activities	2,163,792	358,909
	9,623,910	9,294,438
Payments resulting from
Financial investments	(3,462)	(1,862,172)
Tangible and intangible assets	(89,240,828)	(115,925,107)
Other investing activities	(551)	(13,902,100)
	(89,244,841)	(131,689,379)
Cash flow from investing activities	(79,620,931)	(122,394,941)

FINANCING ACTIVITIES
Cash receipts resulting from
Loans obtained	125,220,982	1,074,976
Other financing activities	333,367	2,714,960
	125,554,349	3,789,936
Payments resulting from
Loans repaid	(59,595,173)	(8,459,559)
Lease rentals (principal)	(32,994,076)	(41,392,959)
Interest and related expenses	(12,058,846)	(10,146,171)
Dividends	(41,173,794)	(29,280,348)
	(145,821,889)	(89,279,037)
Cash flow from financing activities	(20,267,540)	(85,489,101)

21.       Minority interests

During 2007 and 2006, the movements in minority interests were as follows:

			Acquisitions,
		Changes in the	disposals and			Currency
	Balance	consolidation	share capital			translation		Balance
	31 Dec 2006	perimeter	increases	Net income	Dividends	adjustments	Other	31 Dec 2007

Brasilcel (i)	558,432,965	—	—	14,701,694	—	46,746,710	340,075	620,221,444
MTC (ii)	62,619,712	—	—	22,908,611	(12,165,875)	(4,902,355)	—	68,460,093
Cabo Verde Telecom	37,683,845	—	—	12,542,174	(7,643,967)	—	(48,190)	42,533,862
Timor Telecom	4,137,046	—	—	2,502,878	(907,885)	(507,805)	—	5,224,234
LTM	1,475,269	—	—	746,428	(673,030)	7,350	34,574	1,590,591
CST	1,564,571	—	—	367,266	(62,603)	(293,574)	(62,604)	1,513,056
Kenya Postel Directories	1,050,462	—	—	509,358	(290,865)	(20,747)	16,828	1,265,036
Previsão	1,094,263	—	(184,030)	47,344	(40,128)	—	(134,782)	782,667
Africatel (iii)	—	—	782,026	9,956,220	(11,553,741)	(2,819,078)	1,938,726	(1,695,847)
PT Multimedia (iv)	180,460,811	(172,119,142)	—	29,143,593	(41,219,625)	—	3,734,363	—
Other	2,269,264	1,915,782	—	(578,140)	(73,867)	(453,982)	614,098	3,693,155
	850,788,208	(170,203,360)	597,996	92,847,426	(74,631,586)	37,756,519	6,433,088	743,588,291

			Acquisitions,
		Changes in the	disposals and			Currency
	Balance	consolidation	share capital			translation		Balance
	31 Dec 2005	perimeter	increases	Net income	Dividends	adjustments	Other	31 Dec 2006

Brasilcel (i)	523,268,570	—	15,716,672	33,531,568	(1,561,159)	(14,431,325)	1,908,639	558,432,965
PT Multimedia (iv)	178,075,607	—	—	28,669,799	(35,335,177)	—	(375,983)	171,034,246
MTC (ii)	—	65,971,316	—	8,948,952	(11,821,024)	(479,532)	—	62,619,712
Cabo Verde Telecom	33,668,323	—	—	10,156,904	(6,137,449)	—	(3,933)	37,683,845
Cabo TV Madeirense	6,531,728	—	(594,619)	2,094,571	(1,766,999)	—	—	6,264,681
Timor Telecom	3,327,479	—	—	1,212,737	—	(403,170)	—	4,137,046
Cabo TV Açoreana	2,251,967	—	—	731,849	(705,868)	—	—	2,277,948
CST	1,675,209	—	—	343,821	(67,133)	(331,669)	(55,657)	1,564,571
LTM	1,493,621	—	—	770,788	(472,574)	(332,101)	15,535	1,475,269
Previsão	1,109,089	—	—	59,498	(27,584)	—	(46,740)	1,094,263
Kenya Postel Directories	1,015,137	—	—	339,976	(230,945)	(73,706)	—	1,050,462
Other	1,269,346	1,649,981	—	507,693	(121,540)	(145,240)	(7,040)	3,153,200
	753,686,076	67,621,297	15,122,053	87,368,156	(58,247,452)	(16,196,743)	1,434,821	850,788,208

(i)

The minority interests in Brasilcel correspond to 50% of the interests of minority shareholders of Brasilcel’s subsidiaries in their corresponding amounts of equity and net income. The increases in minority interests in 2006, which are included in the column “Acquisitions, disposals and share capital increases”, are related to Vivo’s corporate restructuring completed in February 2006. The reduction in the income applicable to minority interests in 2007, as compared to 2006, is primarily explained by the minority’s share in the tax gain recognized by Vivo in 2006 amounting to Euro 134 million (Note 19) related to tax losses from previous periods..

(ii)

The investment in MTC was acquired in September 2006 (Note 2.b), and accordingly its results have been included in Portugal Telecom’s consolidated results starting on that date, which primarily explains the increase in net income applicable to minority interests in 2007.

(iii)	In July 2007, Portugal Telecom sold a 22% stake in this investment, which aggregates all of Portugal Telecom’s interests in Africa, except for Médi Télécom (Note 17).
(iv)

The minority interests in PT Multimedia correspond to the interests of minority shareholders in PT Multimedia’s equity and net income, considering the application of the equity method of accounting. Following the completion of the spin—off of this business on 7 November 2007 (Note 1), PT Multimédia is no longer part of the Group.

22.	Dividends

On 27 April 2007, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 47.5 cents per share relating to year 2006. Accordingly, dividends amounting to Euro 516,506,816 (Notes 41 and 44.i) were paid in 2007.

On 21 April 2006, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 47.5 cents per share relating to year 2005. Accordingly, dividends amounting to Euro 526,402,838 (Notes 41 and 44.i) were paid in 2006.

23.       Earnings per share

Earnings per share for the years 2007 and 2006 were computed as follows:

		2007	2006

Income from continued operations, net of minority interests	(1)	725,529,205	824,280,479
Income from discontinued operations, net of minority interests	(2)	16,330,531	42,479,178
Net income attributable to equity holders of the parent	(3)	741,859,736	866,759,657
Financial costs related with exchangeable bonds (net of tax)	(4)	9,239,015	5,272,196
Net income considered in the computation of the diluted earnings per share	(5)	751,098,751	872,031,853

Weighted average common shares outstanding in the period	(6)	1,050,740,503	1,108,740,884
Effect ot the exchangeable bonds		64,655,173	93,895,026
	(7)	1,115,395,676	1,202,635,910

Earnings per share from continued operations, net of minority interests
Basic	(1)/(6)	0.69	0.74
Diluted	[(1)+(4)]/(7)	0.66	0.69

Earnings per share from discontinued operations, net of minority interests
Basic	(2)/(6)	0.02	0.04
Diluted	(2)/(7)	0.01	0.04

Earnings per share from total operations, net of minority interests
Basic	(3)/(6)	0.71	0.78
Diluted	(5)/(7)	0.67	0.73

In 2007, dilutive effects include the impact of the exchangeable bonds issued on August 2007, while in 2006 dilutive effects included the impact of these exchangeable bonds and those issued in 2001, which were repaid in December 2006.

24.       Short-term investments

As at 31 December 2007 and 2006, this caption consists of:

	2007	2006

Bonds	243,127,974	492,607,644
Other short-term investments	927,165,228	1,042,626,085
	1,170,293,202	1,535,233,729

The reduction in this caption is primarily related to the reduction during the year 2007 of the short-term commercial paper programs entered into by Portugal Telecom (Note 35).

Bonds are held by Portugal Telecom for short—term periods. Acquisition and sale of these securities are executed under terms and conditions agreed in advance with financial intermediaries.

Short—term investments have terms and conditions previously agreed with financial institutions.

25.       Accounts receivable - trade

As at 31 December 2007 and 2006, this caption consists of:

	2007	2006

Current accounts receivable - trade:
Accounts receivable from customers	1,428,941,709	1,410,621,902
Unbilled revenues	210,384,282	161,947,862
	1,639,325,991	1,572,569,764
Adjustments for doubtful accounts receivable - trade (Note 39)	(331,896,220)	(390,657,352)
	1,307,429,771	1,181,912,412

26.       Accounts receivable - other

As at 31 December 2007 and 2006, this caption consists of:

	2007	2006
Current accounts receivable - other
Receivables from related parties (i)	19,360,241	52,582,086
Contributions from SNS (ii)	30,341,962	35,425,856
Discounts given to retired Portuguese citizens (iii)	21,719,037	17,985,959
Trial deposits	21,022,986	16,810,729
Advances to suppliers (iv)	19,089,604	67,351,747
Unbilled interest	4,414,697	7,314,030
Other	46,390,366	53,219,004
	162,338,893	250,689,411
Adjustments for other current accounts receivable (Note 39)	(33,593,504)	(31,777,234)
	128,745,389	218,912,177

Other non-current accounts receivable	6,641,582	17,415,215
Adjusments for other non-current accounts receivable (Note 39)	(2,289,349)	(2,177,276)
	4,352,233	15,237,939

(i)

The reduction in this caption is primarily explained by the dividends received from Unitel in January 2007 related to its earnings of 2005 amounting to Euro 27 million (Note 44.e). Dividends from Unitel related to its earnings of 2006 amounting to Euro 46 million (Note 44.e) were paid in October 2007.

(ii)

These contributions are related to the agreement with the SNS regarding the Health Care Plan, under which this entity was obliged to make a comparticipation per beneficiary of the plan. This agreement was terminated during 2006 under a restructuring of the Health Care Plan (Note 9.2). As a result of the termination of the Protocol with SNS (Note 9.2), PT Comunicações recorded an adjustment amounting to Euro 19,953,801 to cover certain recoverability risks of these receivables. This amount includes Euro 11,528,257 (Note 9.5) related to receivables from contributions to retired participants, which was recorded as a deduction to the gain from the termination of the Protocol with SNS; the remaining amount of Euro 8,425,544 is related to receivables from contributions to active participants and was recorded as an expense under the caption “Provisions and adjustments”.

(iii)

This caption corresponds to discounts given to certain eligible retired Portuguese citizens, which were supposed to be reimbursed by the Portuguese State, under Decree—Law 20—C/86, in accordance with the terms of the acquisition of the Basic Network at the end of 2002 and the related Modifying Agreement to the Concession Contract, which stated that this receivable balance should be paid directly by the Portuguese State, which committed to include the corresponding expense in the Annual State Budget. In 2007, the Portuguese State excluded this expense from the Annual State Budget, and no longer will reimburse PT Comunicações. As at 31 December 2007, the account receivable from the Portuguese State is related to the discounts granted during the year 2006, and since 1 January 2007 these discounts are fully paid by PT Comunicações with no right for reimbursement.

(iv)	As at 31 December 2006, this caption included Euro 43 million related to advances to content providers in the PT Multimedia business (audiovisuals business).

27.       Inventories

As at 31 December 2007 and 2006, this caption consists of:

	2007	2006

Merchandise (i)	149,942,019	131,028,707
Raw materials and consumables	17,707,009	16,747,586
Work in progress	9,319,751	7,137,219
	176,968,779	154,913,512
Adjustments for obsolete and slow-moving inventories (Note 39)	(16,376,372)	(24,632,948)
	160,592,407	130,280,564

(i)        As at 31 December 2007, this caption includes mainly (1) mobile terminal equipments from Vivo and TMN, and (2) telephone and modems (internet access through ADSL) from the wireline business.

28.       Taxes receivable and payable

As at 31 December 2007 and 2006, this caption consists of:

	2007		2006
	Receivable	Payable	Receivable	Payable
Current taxes
Operations in Portugal
Value-added tax	12,510,592	45,559,972	42,025,536	63,617,392
Income taxes	93,139,728	165,413,419	20,997,678	117,289,642
Personnel income tax witholdings	—	7,917,086	—	8,690,404
Social Security Contributions	—	6,303,572	—	8,291,722
Other	425,892	970,934	1,550,871	1,692,400
	106,076,212	226,164,983	64,574,085	199,581,560
Taxes in foreign countries	133,035,372	155,791,731	147,173,487	117,381,268
	239,111,584	381,956,714	211,747,572	316,962,828
Non-current taxes
Taxes in foreign countries	148,340,234	31,172,618	124,531,128	25,787,484

As at 31 December 2007 and 2006, the caption “Taxes in foreign countries” relates basically to 50% of taxes receivable and payable by Brasilcel’s subsidiaries, as follows:

	2007		2006
	Receivable	Payable	Receivable	Payable
Current taxes:
Income taxes	19,702,942	22,861,277	36,415,422	14,826,855
Indirect taxes	105,244,634	113,231,752	101,965,330	87,792,618
Other	8,087,796	19,698,702	8,792,735	14,761,795
	133,035,372	155,791,731	147,173,487	117,381,268
Non-current taxes:
Income taxes (i)	100,562,243	286,977	82,813,411	—
Indirect taxes (ii)	47,777,991	30,885,641	41,717,717	25,787,484
	148,340,234	31,172,618	124,531,128	25,787,484

(i)

This caption is primarily related to withholding income taxes in connection with dividends received by the holding companies of Vivo, which are only recoverable after more than one year and only when these companies achieve taxable profits which allow them to recover those taxes.

(ii)

Taxes receivable included in this caption relate mainly to indirect taxes paid in the acquisition of real state property, which under Brazilian law are only recoverable over a period of 48 months. Taxes payable included in this caption mainly relate to ICMS assessed by the Brazilian State of Paraná payable in a period of 48 months in accordance with a special agreement with the local State Government.

As at 31 December 2007 and 2006, the net balance of the caption “Income taxes” from operations in Portugal is made up as follows:

	2007	2006

Current income taxes of the operations in Portugal recorded in the balance sheet	(165,413,419)	(117,289,642)
Payments on account	87,354,017	7,201,228
Witholding income taxes, net	4,301,431	3,951,609
Income taxes receivable (i)	1,484,280	9,844,841
Net income tax payable from operations in Portugal	(72,273,691)	(96,291,964)

(i)            As at 31 December 2006, this caption is primarily related to withholding income taxes from previous periods at Portugal Telecom that could only be recoverable when the Company started to pay income taxes after full utilization of its tax losses carriedforward, which occurred during the 2007, and therefore those withholding income taxes were recovered.

The reconciliation between current income taxes recorded in the Company’s balance sheet as at 31 December 2007 and 2006 and current income tax expense for the periods then ended, is as follows:

	2007	2006

Current income taxes of the operations in Portugal recorded in the balance sheet	165,413,419	117,289,642
Foreign current income taxes of international subsidiaries (i)	42,927,250	45,631,371
Excess provision for income taxes for the previous year (Note 19)	(9,993,868)	—
Increases and decreases in provisions for income tax contingencies (Notes 19 and 39)	8,808,391	8,545,381
Tax losses carriedforward used in the year (Note 19) (ii)	—	137,127,830
Other	1,454,949	2,887,521
	208,610,141	311,481,745

(i)

The reduction in this caption is mainly related to Vivo, following Vivo’s corporate restructuring at the end of 2006, which allows Vivo to offset losses from certain companies, with taxable profits from other companies.

(ii)

As at 31 December 2006, this caption is related to the utilization of tax losses carryforward by Portugal Telecom and PT Multimedia. As at 31 December 2007, PT Multimedia is no longer part of the Portugal Telecom Group, following the completion of its spin-off, while Portugal Telecom had already fully used its tax losses carriedforward by the end of 2006.

The current income tax expense was recorded in the following captions:

	2007	2006

Profit and loss statement (Note 19)	198,710,104	292,449,234
Discontinued operations (Note 20)	5,462,607	16,364,785
Accumulated earnings	4,437,430	2,667,726
	208,610,141	311,481,745

29.       Prepaid expenses

As at 31 December 2007 and 2006, this caption consists of:

	2007	2006

Marketing and publicity	31,445,870	25,674,326
Telephone directories	30,341,615	35,231,362
Sales of equipment (i)	17,595,322	13,561,835
Rentals	7,257,690	7,752,817
Maintenance and repairs	2,442,023	1,898,802
Interest paid in advance	895,479	831,413
Programming content (ii)	—	2,825,949
Other	16,548,816	33,938,245
	106,526,815	121,714,749

(i)

Sales of mobile phones at Vivo are recognized when the final client activates the equipment. Therefore the negative margin, as well as indirect taxes, are deferred and recognized up to the activation of the customer.

(ii)	These prepaid expenses were related to PT Multimedia, which as at 31 December 2007 is no longer part of the Portugal Telecom Group, following the conclusion of its spin-off in November 2007.

30.       Other current and non-current assets

As at 31 December 2007 and 2006, these captions are made up as follows:

	2007	2006
Other current assets
Accounts receivable from QTE transactions (Notes 3.l.ix) and 40) (i)	35,324,314	46,332,009
Other	3,655,680	4,072,995
	38,979,994	50,405,004

Other non-current assets
Accounts receivable from QTE transactions (Notes 3.l.ix) and 40) (i)	470,140,303	627,430,804
Fair value of equity swaps over PT Multimedia shares and of interest rate derivatives classified as cash flow hedges (Note 42.2)	—	21,033,234
Other	14,125,856	15,328,650
	484,266,159	663,792,688

(i)

In December 2007, certain contracts related to QTE transactions were early terminated without any cost to Portugal Telecom, therefore Portugal Telecom has derecognized the assets and liabilities related to those contracts (Notes 3.l.ix) and 40).

31.       Investments in group companies

As at 31 December 2007 and 2006, this caption consists of:

	2007	2006

Investments in associated companies	273,637,325	229,455,418
Goodwill, net of impairment losses	167,552,271	164,612,372
Loans granted to associated companies and other companies	95,194,241	102,018,169
Investments in other companies	1,678,417	3,012,320
Advances for investments	18,387	—
	538,080,641	499,098,279

As at 31 December 2007 and 2006, the caption “Investments in associated companies” consists of:

	2007	2006

Unitel	145,838,919	116,979,117
Universo Online, Inc (“UOL”) (i)	69,535,950	51,827,526
CTM - Companhia de Telecomunicações de Macau, SARL (“CTM”)	28,607,601	30,296,559
Médi Télécom	12,603,496	9,798,765
Banco Best, SA	7,250,840	7,362,020
Páginas Amarelas, SA (“Páginas Amarelas”)	3,299,170	3,721,127
Hungaro Digitel KFT	3,155,246	2,477,113
INESC - Instituto de Engenharia de Sistemas e Computadores (ii)	2,992,787	2,992,787
Guiné Telecom, SARL (ii)	2,907,534	2,907,534
Lisboa TV - Informação e Multimédia, SA (iii)	—	3,534,312
Other companies	3,346,103	3,458,879
	279,537,646	235,355,739
Adjustments for investments in associated companies (Note 39)	(5,900,321)	(5,900,321)
	273,637,325	229,455,418

(i)

As at 31 December 2007, the fair value of our investment in UOL amounted to Euro 161 million, which compares to a carrying value of Euro 127 million, including goodwill. The fair value of this investment is based on the market price of UOL shares, which are listed on the São Paulo stock market.

(ii)	As at 31 December 2007, these investments are fully adjusted for.

(iii)

The investment in this company is held by PT Conteúdos, a fully owned subsidiary of PT Multimedia, which as at 31 December 2007 is no longer part of the Portugal Telecom Group, following the conclusion of its spin-off on November 2007.

As at 31 December 2007 and 2006, the caption “Goodwill, net of impairment losses” consists of:

	2007	2006

Páginas Amarelas	83,754,434	83,754,434
UOL	57,299,334	53,773,291
Unitel	26,498,503	26,498,503
Other companies	—	586,144
	167,552,271	164,612,372

During 2007 and 2006, there were no impairment losses recognized on the above mentioned carrying values of goodwill.

Loans granted to associated companies and other companies are primarily to finance its operations and to develop new businesses and do not have a defined maturity date. As at 31 December 2007 and 2006, this caption consists of:

	2007	2006

Médi Télécom	72,112,464	68,106,243
Sportinveste Multimédia (i)	35,318,668	35,318,668
INESC (ii)	3,292,066	3,292,066
Sport TV (iii)	—	12,500,000
Other companies	4,306,374	2,041,301
	115,029,572	121,258,278
Adjustments for loans granted to associated companies and other companies (Note 39)	(3,292,066)	(3,292,066)
Adjustments related with the equity accounting on financial investments (Note 39) (iv)	(16,543,265)	(15,948,043)
	95,194,241	102,018,169

(i)	This caption includes Euro 30,023,168 (Note 43) of additional paid-in capital contributions and Euro 5,295,500 of shareholder loans granted to this associated company.

(ii)	This loan is fully adjusted for its expected realizable value.

(iii)

As at 31 December 2006, these loans were granted by PT Multimedia, which as at 31 December 2007 is no longer part of the Portugal Telecom Group, following the conclusion of its spin-off on November 2007.

(iv)

This caption corresponds to accumulated losses resulting from the equity method of accounting in excess of the value of investments in associated companies, which for that reason are recorded as a reduction to the value of loans granted to those associated companies. If accumulated losses resulting from the equity method of accounting exceed the total investment amount (including loans) of any associated company, a provision is recorded under the caption “Provisions for other risks and costs – Other”, whenever the Group has assumed responsibilities with that associated company. As at 31 December 2007 and 2006, this provision amounted to Euro 3,634,576 and Euro 4,548,077 (Note 39), respectively. As of those dates, accumulated negative equity accounting adjustments are related to the investment in Sportinveste Multimedia.

As at 31 December 2007 and 2006, the caption “Investment in other companies” consisted of:

	2007	2006

Guinetel	296,545	966,277
Janela Digital	900,790	586,696
Archways (i)	—	2,997,158
Other companies	481,082	1,277,212
	1,678,417	5,827,343
Adjustments for investments in group companies (Note 39)	—	(2,815,023)
	1,678,417	3,012,320

(i)                                     This company was fully consolidated as at 31 December 2007.

During 2007 and 2006, the profit and loss caption “Equity in earnings of associated companies, net” consists of:

	2007	2006

Unitel	91,752,183	82,477,320
CTM	16,951,994	14,815,486
UOL	13,055,606	6,150,137
Médi Télécom	3,081,353	45,571,110
Other	1,286,521	(18,408,197)
	126,127,657	130,605,856

A summarized financial data of the main associated companies as at 31 December 2007 and for the year ended on that date is presented below:

	Direct
	percentage of			Shareholders’	Operating
	ownership	Total assets	Total liabilities	equity	revenues	Net income
Unitel	25.00%	726,217,471	142,861,795	583,355,676	648,843,741	367,008,732
Médi Télécom	32.18%	1,079,180,662	1,040,015,044	39,165,618	438,440,719	9,575,367
UOL	29.00%	295,020,991	55,241,853	239,779,138	181,713,739	45,019,331
CTM	28.00%	149,053,702	46,883,698	102,170,004	207,438,458	60,542,836

A summarized financial data of the main associated companies as at 31 December 2006 and for the year ended on that date is presented below:

	Direct
	percentage of			Shareholders’	Operating
	ownership	Total assets	Total liabilities	equity	revenues	Net income
Unitel	25.00%	657,489,749	189,573,281	467,916,468	517,082,106	329,909,280
Médi Télécom	32.18%	1,146,312,081	1,115,862,221	30,449,860	425,073,848	141,613,145
UOL	29.00%	263,143,894	84,428,287	178,715,607	165,095,125	21,207,369
CTM	28.00%	165,642,343	57,440,347	108,201,996	209,126,648	52,912,450

32.       Other investments

As at 31 December 2007 and 2006, this caption consists of:

	2007	2006

Financial investments available for sale (Note 3.l.ii)	––	99,744,129
Real estate investments, net of accumulated amortisation	23,024,202	26,344,787
Other financial investments	4,211,218	6,302,163
	27,235,420	132,391,079

The fair value of financial investments available for sale was determined based on their listed price as of the balance sheet date, and the change in the fair value was recognised in accumulated earnings until the moment investments are disposed of. The movement in the fair value of financial investments available for sale during 2007, was as follows:

	Balance	Change in fair	Disposals	Balance
	31 Dec 2006	value	(Note 44.d)	31 Dec 2007

Banco Espírito Santo (“BES”)	95,340,000	14,978,600	(110,318,600)	––
Telefónica	4,404,129	703,812	(5,107,941)	––
	99,744,129	15,682,412	(115,426,541)	––

Following the disposal of the investments in BES and Telefónica, Portugal Telecom has recorded in 2007 gains amounting to Euro 35,698,600 (Note 17) and Euro 2,951,908 (Note 17) under the caption “Net gains on financial assets and other investments “, respectively, corresponding to the accumulated changes in the fair value of these investments until the date of the disposal, previously recorded in shareholders’ equity.

Real state investments relate to land and buildings owned by PT Comunicações that are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortization and impairment losses, if any. PT Comunicações periodically assesses impairment analysis on these assets. As at 31 December 2007, the total carrying value and fair value of real state with acquisition cost above Euro 50,000 amounted to approximately Euro 20 million and Euro 25 million, respectively.

PT Comunicações received rents from lease contracts in 2007 and 2006 amounting to Euro 1,468,871 and Euro 1,827,441 (Note 17), respectively. During the years 2007 and 2006, amortization costs amounted to Euro 831,201 and Euro 1,043,266 (Note 17) respectively, and no impairment losses were recognized.

Regarding real estate investments, investments totaling Euro 7,869,802 are installed in properties of third parties or on public property, and investments amounting to Euro 13,240,021 are not yet registered in PT Comunicações’s name.

As at 31 December 2007 and 2006, other financial investments were recorded at acquisition cost net of impairment losses, if any, and consisted of the following:

	2007	2006

Lea Louise (i)	7,903,379	—
Tagusparque	1,296,875	1,296,875
Vortal	687,514	687,514
Seguradora Internacional	617,224	704,448
Cypress (ii)	—	3,016,754
Other	4,734,872	6,477,901
	15,239,864	12,183,492
Adjustments for other investments (Note 39)	(11,028,646)	(5,881,329)
	4,211,218	6,302,163

(i)   During 2007, Portugal Telecom has disposed 90% of its share in this company, which held investments in Congo. Following this disposal, the investment in this company is now fully provided for and is accounted for at cost, while in 2006 was fully consolidated.

(ii)  The investment in this company was held by PT Multimedia as at 31 December 2006.

33.  Intangible assets

During 2007 and 2006, the movements in intangible assets were as follows:

		Changes in the			Foreign currency
	Balance	consolidation	Discontinued		translation		Balance
	31 Dec 2006	perimeter	operations	Increases	adjustments	Other	31 Dec 2007
Cost
Industrial property and other rights	3,187,464,243	(539,867)	(207,561,435)	360,266,362	189,260,382	29,216,969	3,558,106,654
Goodwill	1,284,041,510	(9,153,926)	(254,516,010)	—	54,279,165	—	1,074,650,739
Other intangible assets	26,944,906	(286,308)	—	3,699,472	112,013	3,852,901	34,322,984
In-progress intangible assets	17,672,184	—	(277,194)	49,395,608	2,369,139	(39,881,559)	29,278,178
	4,516,122,843	(9,980,101)	(462,354,639)	413,361,442	246,020,699	(6,811,689)	4,696,358,555

Accumulated depreciation
Industrial property and other rights	1,008,817,783	(537,016)	(48,787,295)	268,931,858	67,164,818	(5,772,013)	1,289,818,135
Other intangible assets	16,423,797	(278,764)	—	5,838,449	(107,485)	1,540,996	23,416,993
	1,025,241,580	(815,780)	(48,787,295)	274,770,307	67,057,333	(4,231,017)	1,313,235,128
	3,490,881,263	(9,164,321)	(413,567,344)	138,591,135	178,963,366	(2,580,672)	3,383,123,427

		Changes in the		Foreign currency
	Balance	consolidation		translation		Balance
	31 Dec 2005	perimeter	Increases	adjustments	Other	31 Dec 2006
Cost
Industrial property and other rights	3,054,360,600	20,204,865	130,552,346	(56,093,523)	38,439,955	3,187,464,243
Goodwill	1,252,866,414	—	41,767,243	(16,912,229)	6,320,082	1,284,041,510
Other intangible assets	23,881,640	—	3,209,235	1,423,843	(1,569,812)	26,944,906
In-progress intangible assets	18,145,079	—	52,979,684	(1,715,966)	(51,736,613)	17,672,184
	4,349,253,733	20,204,865	228,508,508	(73,297,875)	(8,546,388)	4,516,122,843

Accumulated depreciation
Industrial property and other rights	739,141,197	5,804,386	290,439,334	(19,709,750)	(6,857,384)	1,008,817,783
Other intangible assets	8,492,066	—	5,488,771	(260,331)	2,703,291	16,423,797
	747,633,263	5,804,386	295,928,105	(19,970,081)	(4,154,093)	1,025,241,580
	3,601,620,470	14,400,479	(67,419,597)	(53,327,794)	(4,392,295)	3,490,881,263

The changes in the consolidation perimeter during 2007 are mainly related to the disposals of TV Cabo Macau and Lea Louise (Exhibit I). The changes in the consolidation perimeter during 2006 are mainly related to the disposal of PrimeSys TI.

Following the approval of the spin-off of PT Multimédia at the last Annual General Meeting of Portugal Telecom held on 27 April 2007, PT Multimedia was classified as a discontinued operation (Note 20), and after the conclusion of the spin-off on 7 November 2007 PT Multimédia is no longer part of the Portugal Telecom Group as at 31 December 2007.

Increases in accumulated depreciation during 2007 are related to continued operations and were recorded under the caption “Depreciation and amortization”. During 2006, increases in accumulated depreciation include Euro 276,501,987 related to continued operations, which were included in the caption “Depreciation and amortization”, and Euro 19,426,118 related to discontinued operations, which were included in the caption “Discontinued operations”.

As at 31 December 2007, the caption “Industrial property and other rights” includes the following items:

•             Euro 339,964,723 related to the acquisition of the Basic Network from the Portuguese State. This amount corresponds to the difference between the amount paid on 27 December 2002 (Euro 365 million) and: (i) the concession rent of 2002 (Euro 16,604,413), which was recorded in the income statement as a cost of the year 2002 because the acquisition occurred only at the end of the year; and (ii) the gain obtained from a QTE lease transaction (Euro 8,430,864) in 2003 with various equipment allocated to the Basic Network, which was considered in the determination of the fair value attributable to the Basic Network in connection with its acquisition by Portugal Telecom;

•             Euro 1,934,591,520 related to 50% of (i) the value allocated to the Band A licenses owned by Vivo under the purchase price allocation of certain subsidiaries of Brazil which were incorporated in Vivo, and (ii) the cost of Band B mobile telecommunications licenses obtained by Vivo to operate in certain Brazilian states;

•             Euro 717,007,270 related to software licenses;

•             Euro 374,839,515 related to a UMTS license obtained by TMN, including Euro 133,092,912 from previous periods and Euro 241,746,603 (Note 7.d) capitalized during the year 2007. In 2000 TMN and the other mobile operators have assumed the commitment of making contributions to the information society during the period through the maturity of the license (2015). At the time it was not possible to reliable estimate how the commitments would be fulfilled, therefore Portugal Telecom did not recognize this commitment as a cost of the license and as a liability. In May 2007, pursuant to an agreement between TMN and the Portuguese State, and based on contributions already made, the outstanding commitments were valued at Euro 355 million. During the second half of 2007, TMN reached an agreement with the Government, which established that (a) Euro 260 million should be realized through the “E Initiatives” (an initiative lead by the government which offers to school teachers and students laptops and discounts in internet services) and (b) Euro 95 million should be realized through the subsidization of equipments, services discounts and network investments. The amount related to the “E Initiatives” was recognized as a license cost in 2007 for the amount of its net present value (Euro 233 million), and the Euro 95 million will be recorded when incurred as its expected that these investments will be made in the normal course of the business of TMN. In addition, TMN assumed the payment of one third of the Oniway’s commitment, which amounted to Euro  8 million;

•             Euro 95,998,811 related to terminal equipment rented to post-paid customers of mobile businesses, which are being amortised over the period of the related rental contracts;

•             Euro 42,575,000 related to contracts signed by PT Comunicações in 2007 for the acquisition of satellite capacity until 2015, which were recorded as capital leases (Note 7.a); and

•             Euro 32,278,678 resulting from the MTC’s purchase price allocation and related to the value attributed to the agreement entered into with the other shareholders of MTC, which guarantees to Portugal Telecom the control of MTC.

As at 31 December 2007 and 2006, the goodwill related to subsidiaries was as follows:

	2007	2006

Vivo (i)	750,381,297	692,801,517

Wireline business
PT.com	162,624,017	162,624,017
PT Comunicações (international carrier business)	75,634,389	75,634,389
PT Prime (Data & Corporate business)	32,126,523	32,126,523
Other	570,204	570,204
	270,955,133	270,955,133

PT Multimedia
Pay TV and Cable Internet (ii)	––	254,516,010

Other businesses (Note 7.d)
MTC	37,216,652	40,499,689
PT SI	8,956,960	8,956,960
Cabo Verde Telecom	7,124,252	7,124,252
Web-Lab (iii)	––	6,543,675
TV Cabo Macau (iv)	––	2,610,251
Other	16,445	34,023
	53,314,309	65,768,850
	1,074,650,739	1,284,041,510

(i)        The increase in the goodwill of Vivo is mainly related to the Brazilian Real appreciation against the Euro in 2007 (Euro/Brazilian Real exchange rate of 2.8118 as at 31 December 2006, as compared to 2.5963 as at 31 December 2007).

(ii)       Following the approval of the spin-off of PT Multimédia at the last Annual General Meeting of Portugal Telecom held on 27 April 2007, PT Multimedia was classified as a discontinued operation (Note 20).

(iii)      This company was liquidated in in 2007 and the related goodwill was derecognized, with a corresponding charge to net income being recorded under the caption “Other costs, net”.

(iv)     The investment in this company was disposed of in January 2007 for an amount of Euro 3,108,957 (Exhibit I).

For impairment analysis purposes, goodwill was allocated to cash generating units, which correspond to reportable business segments (Note 7). The Company’s management has concluded, based on estimated cash flows for those segments discounted using the applicable discount rates, that as at 31 December 2007 the book value of financial investments, including goodwill, did not exceed its recoverable amount.

34.  Tangible assets

During 2007 and 2006 the movements in tangible assets were as follows:

		Changes in the			Foreign currency
	Balance	consolidation	Discontinued		translation		Balance
	31 Dec 2006	perimeter	operations	Increases	adjustments	Other	31 Dec 2007
Cost
Land	80,701,925	––	(2,536,060)	69,550	916,414	(65,529)	79,086,300
Buildings and other constructions	994,010,394	(690,905)	(41,689,480)	19,985,588	4,292,819	17,158,778	993,067,194
Basic equipment	11,693,392,675	(6,580,133)	(592,065,927)	392,951,324	212,738,612	70,289	11,700,506,840
Transportation equipment	83,151,249	(140,853)	(6,719,774)	12,836,409	151,595	(11,668,384)	77,610,242
Tools and dies	22,364,493	(42,376)	(240,069)	2,537,465	411,426	297,133	25,328,072
Administrative equipment	1,040,518,167	(627,411)	(60,499,407)	63,684,649	11,548,390	918,314	1,055,542,702
Other tangible assets	68,698,713	––	(17,322,602)	1,561,968	(78,606)	(500,322)	52,359,151
In-progress tangible assets	202,969,026	—	(7,557,835)	233,416,082	15,077,570	(281,337,059)	162,567,784
Advances to suppliers of tangible assets	332,613	—	(663,882)	628,943	(25,042)	(5,786)	266,846
	14,186,139,255	(8,081,678)	(729,295,036)	727,671,978	245,033,178	(275,132,566)	14,146,335,131

Accumulated depreciation
Land	12,329,972	—	—	—	—	(49,241)	12,280,731
Buildings and other constructions	561,196,222	(566,965)	(14,454,140)	49,435,848	1,043,696	1,369,195	598,023,856
Basic equipment	8,696,866,112	(5,739,792)	(360,337,269)	700,821,336	144,583,390	(222,489,094)	8,953,704,683
Transportation equipment	43,232,754	(79,185)	(4,013,203)	15,170,378	38,445	(9,802,567)	44,546,622
Tools and dies	18,458,676	(35,691)	(199,540)	1,109,858	182,551	(13,276)	19,502,578
Administrative equipment	848,234,080	(582,192)	(38,317,829)	79,965,453	7,273,738	(13,649,791)	882,923,459
Other tangible assets	63,788,249	—	(14,690,691)	1,791,559	5,149,474	(6,082,560)	49,956,031
	10,244,106,065	(7,003,825)	(432,012,672)	848,294,432	158,271,294	(250,717,334)	10,560,937,960
	3,942,033,190	(1,077,853)	(297,282,364)	(120,622,454)	86,761,884	(24,415,232)	3,585,397,171

		Changes in the		Foreign currency
	Balance	consolidation		translation		Balance
	31 Dec 2005	perimeter	Increases	adjustments	Other	31 Dec 2006
Cost
Land	79,629,860	—	2,312,775	(272,885)	(967,825)	80,701,925
Buildings and other constructions	936,482,427	1,743,311	56,727,434	(2,207,897)	1,265,119	994,010,394
Basic equipment	11,217,237,559	79,181,389	455,369,922	(69,566,280)	11,170,085	11,693,392,675
Transportation equipment	76,931,737	—	20,068,542	(372,063)	(13,476,967)	83,151,249
Tools and dies	20,240,728	(21,360)	1,498,937	(145,963)	792,151	22,364,493
Administrative equipment	964,421,977	381,682	82,916,060	(4,694,126)	(2,507,426)	1,040,518,167
Other tangible assets	65,655,643	—	3,829,650	(103,776)	(682,804)	68,698,713
In-progress tangible assets	152,051,621	—	241,376,013	(7,353,249)	(183,105,359)	202,969,026
Advances to suppliers of tangible assets	1,359,837	—	(470,221)	9,898	(566,901)	332,613
	13,514,011,389	81,285,022	863,629,112	(84,706,341)	(188,079,927)	14,186,139,255

Accumulated depreciation
Land	12,417,562	—	—	—	(87,590)	12,329,972
Buildings and other constructions	519,591,043	683,228	48,899,458	(571,856)	(7,405,651)	561,196,222
Basic equipment	8,019,715,144	33,285,575	761,886,334	(48,402,612)	(69,618,329)	8,696,866,112
Transportation equipment	39,693,211	—	14,742,687	(225,130)	(10,978,014)	43,232,754
Tools and dies	17,753,878	(92)	826,139	(82,138)	(39,111)	18,458,676
Administrative equipment	777,628,771	529,212	85,220,550	(2,893,519)	(12,250,934)	848,234,080
Other tangible assets	65,208,659	—	2,274,369	(447,067)	(3,247,712)	63,788,249
	9,452,008,268	34,497,923	913,849,537	(52,622,322)	(103,627,341)	10,244,106,065
	4,062,003,121	46,787,099	(50,220,425)	(32,084,019)	(84,452,586)	3,942,033,190

The changes in the consolidation perimeter during 2007 are mainly related to the disposals of TV Cabo Macau and Lea Louise (Exhibit I). The changes in the consolidation perimeter during 2006 are mainly related to the disposal of PrimeSys TI.

Following the approval of the spin-off of PT Multimédia at the Annual General Meeting of Portugal Telecom held on 27 April 2007, PT Multimedia was classified as a discontinued operation (Note 20), and after the conclusion of the spin-off on 7 November 2007 PT Multimédia is no longer part of the Portugal Telecom Group as at 31 December 2007.

Increases in accumulated depreciation during 2007 are related to continued operations and were recorded under the caption “Depreciation and amortization”. Increases in accumulated depreciation during 2006 include Euro 854,211,820 related to continued operations, which were included in the caption “Depreciation and amortization”, and Euro 59,637,717 related to discontinued operations, which were included in the caption “Discontinued operations”.

In 2007, the column “Other” includes respectively Euro 15 million and Euro 21 million related to the write-off and disposal of certain fixed assets at PT Comunicações, which were included under the captions of “Other costs, net” and “Net gains on disposals of fixed assets” of the wireline business. In 2006, the column “Other” includes (i) Euro 51 million related to adjustments to the value of certain CDMA equipments at Vivo (Note 15), (ii) Euro 11 million related to the writte-off of certain fixed assets at PT Comunicações, and (iii) Euro 6 million related to the impact of the change in the estimated useful life of certain tangible assets at PT Multimedia.

The following situations regarding tangible assets should be mentioned:

•	Euro 1,103,300,380 of tangible assets of PT Comunicações are related to the Concession, under the terms of the Modification Agreement of the Concession;
•	Euro 19,759,332 of tangible assets of PT Comunicações are located outside Portugal, including participations in submarine cable consortiums; and
•

In previous years, PT Comunicações, PT Prime and TMN entered into QTE lease contracts, which comprised the sale of certain telecommunications equipment to foreign entities. Simultaneously, those entities entered into leasing contracts with special purpose entities, which made conditional sale agreements to sell the related equipment to PT Comunicações, PT Prime and TMN, at an amount equivalent to the initial sales price. Group companies maintained the legal ownership of those equipments, continuing to be able to sell or substitute any equipment. These transactions correspond to a sale and lease-back and, accordingly, the sale of the equipment was not recorded and the equipment continued to be included in the Company’s consolidated balance sheet. On December 2007, some of these contracts were early terminated upon decision of the counterparty without any costs for Portugal Telecom (Note 30).

35.  Debt

As at 31 December 2007 and 2006, this caption consists of:

	2007		2006
	Short-term	Long-term	Short-term	Long-term

Exchangeable bonds	—	689,407,731	––	––
Bonds	96,290,875	3,061,702,959	––	3,133,646,046
Bank loans
External loans	429,216,931	940,374,402	381,866,643	1,075,326,685
Domestic loans	2,073,991	530,120	24,994,569	28,075,839
Other loans
Commercial paper	323,688,504	—	749,411,565	––
External loans	271,700	—	460,231	271,654
Commitments under the UMTS license	55,911,577	144,659,000	––	––
Liability related to equity swaps on treasury shares (Note 41.3)	323,178,913	—	187,612,393	––
Leasings	25,452,994	124,001,602	28,378,629	230,216,908
	1,256,085,485	4,960,675,814	1,372,724,030	4,467,537,132

35.1.  Exchangeable bonds

On 28 August 2007, PT Finance issued exchangeable bonds totaling Euro 750,000,000, exchangeable into fully paid ordinary shares of Portugal Telecom, which had the following terms:

• Exchange price: Euro 13.9859 per ordinary share of Portugal Telecom, adjusted to Euro 11.60 on 30 October 2007, following the spin-off of PT Multimedia, according to the terms and conditions of the bonds;

• Nominal value: Euro 50,000;

• Maturity: 28 August 2014 unless previously redeemed, acquired, cancelled or converted; and

• Fixed interest rate: 4.125% per annum, paid semi-annually.

In accordance with IFRS, exchangeable bonds represent a compound instrument and accordingly the market value of the equity component as of the date the bonds were issued amounted to Euro 57,145,442 (Note 41) and was recorded in shareholders’ equity, while the financial liability component is recorded through the amortized cost.

As at 31 December 2007, the fair value of the exchangeable bonds amounted to Euro 791 million.

35.2.  Bonds

On 7 April 1999, PT Finance issued notes totaling Euro 1,000,000,000 under a Global Medium Term Note (“GMTN”) Programme, with an annual fixed interest rate of 4.625% and maturity in April 2009. The Company acquired in previous years certain of these bonds (held by the Company in treasury) with a notional amount of Euro 120,500,000, which were cancelled in November 2004. As at 31 December 2007, the notional amount of these bonds outstanding totals Euro 879,500,000.

On 1 August 2003, Vivo Participações issued bonds amounting to 500 million Brazilian Reais (Euro 96 million as at 31 December 2007 corresponding to the 50% consolidated in Portugal Telecom’s balance sheet), with a maturity of five years and bearing an annual interest at a rate corresponding to 104.4% of the CDI rate.

On 1 May 2005, Vivo Participações issued bonds amounting to 1 billion Brazilian Reais (Euro 193 million as at 31 December 2007 corresponding to the 50% consolidated in Portugal Telecom’s balance sheet), with a maturity of ten years and bearing an annual interest rate ranging between 103.3% and 104.2% of the CDI.

In 2005, PT Finance issued three Eurobonds under the GMTN Programme, with the following amounts and maturities:

•    On 24 March 2005, issued Eurobonds totaling Euro 1,000,000,000 at an annual interest rate of 3.75% and maturity in 2012;

•    On 24 March 2005, issued Eurobonds totaling Euro 500,000,000 at an annual interest rate of 4.375% and maturity in 2017;

•    On 16 June 2005, issued Eurobonds totaling Euro 500,000,000 at an annual interest rate of 4.5% and maturity in 2025.

Expenses incurred at the date of these bonds were issued, which are related to roundings in defining the coupon rate and to commissions, are deferred and recorded as a deduction to these loans, and recognized in earnings through the life of the bonds. As at 31 December 2007, the balance of these prepaid expenses amounted to Euro 10,378,792.

As at 31 December 2007, the maximum possible nominal amount of outstanding notes issued under the GMTN Programme established by PT Finance amounted to Euro 7,500,000,000, of which Euro 2,879,500,000 were outstanding as at 31 December 2007.

As at 31 December 2007, the fair value of the bonds issued amounted to Euro 2,951 million.

35.3.  Bank loans

As at 31 December 2007 and 2006, bank loans are denominated in the following currencies:

	2007		2006
	Currency of the		Currency of the
	notional	Euro	notional	Euro

Euro	773,402,571	773,402,571	945,336,195	945,336,195
US Dollar	13,375,741	9,086,163	28,128,423	21,357,952
Brazilian Real	1,529,060,685	588,938,368	1,505,081,850	535,273,437
Other		768,342		8,296,152
		1,372,195,444		1,510,263,736

In 2003, the Company entered into a Revolving Credit Facility amounting to Euro 500 million, with a maturity of 2 years and an extension option. In 2005, the maturity of this facility was renegotiated with 50% of the loan payable in February 2009 and the remainder in February 2010.

In 2004, Portugal Telecom and PT Finance obtained three other Revolving Credit Facilities totaling Euro 550 million, as follows:

•    On 24 June 2004, with an initial amount of Euro 150 million, increased to Euro 300 million in 2007, and an initial maturity of four years, which was extended to six years in 2005 and to eight years in 2007;

•    On 18 October 2004, with an amount of Euro 100 million and an initial maturity of three years, which was extended to five years in 2005; and

•    On 22 October 2004, with an amount of Euro 150 million and a maturity of three years and six months.

As at 31 December 2007, the Group had used an amount of Euro 150 million in connection with these four standby facilities.

As at 31 December 2007, Vivo also had available standby facilities in the total amount of R$ 1,160 million, of which no amount was being used at that date.

As at 31 December 2007, loans obtained from the European Investment Bank (“EIB”) and KFW amounted to, respectively, Euro 605 million and Euro 5 million, maturing up to 2014.

As at 31 December 2007 and 2006, the bank loans of Portugal Telecom and its group companies bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

	2007	2006

Maximum	5.20%	5.46%
Minimum	3.00%	3.00%

As at 31 December 2007 , the fair value of total bank loans amounted to Euro 1,335 million.

35.4.  Commercial paper

Portugal Telecom has entered into commited short-term commercial paper programs, amounting to a total of Euro 875,000,000. As at 31 December 2007, the Company had used an amount of Euro 323,688,504, with maturity in January 2008 and interest at an annual average rate of 4.60%. The fair value as at 31 December 2007 of outstanding commercial paper is similar to its carrying value.

35.5.  Commitments under the UMTS license

This amount corresponds to the present value of the payments related to the commitments assumed by TMN under the UMTS license (Note 33).

35.6.  Leasings

Financial leasing obligations recorded as at 31 December 2007 are mainly related to the lease of vehicles and buildings and to contracts for the acquisition of satellite capacity. The reduction occurred in this caption is primarily explained by the contribution of the multimedia business as at 31 December 2006, which amounted to approximately Euro 143 million.

35.7.  Medium and long-term debt

As at 31 December 2007, long-term debt mature on the following years:

2009	1,122,489,793
2010	226,250,963
2011	159,840,002
2012	1,282,203,996
2013 and following years	2,169,891,060
4,960,675,814

35.8.       Covenants

As at 31 December 2007, the Company had several covenants related to its indebtedness, which have been fully complied with as at that date, as follows:

•    Change in control

The exchangeable bonds, the credit facilities amounting to Euro 1,050 million and certain loans obtained from EIB totaling Euro 598 million as at 31 December 2007, grant the right to the lenders of demanding the repayment of all amounts due in the case of any change in the control of Portugal Telecom.

•    Credit rating

Certain loan agreements with the EIB, totaling Euro 343 million as at 31 December 2007, stated that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom was reduced to BBB/Baa2 or less. As a result of Portugal Telecom’s downgrade on 3 August 2006 to BBB- by S&P, to Baa2 by Moody’s and to BBB by Fitch, the Company negotiated with EIB revised terms and conditions for these loans. The agreement between the two entities, signed on 23 February 2007, allows PT to present the guarantee only in the case of a downgrade from the current rating (BBB- by S&P, Baa2 by Moody’s and BBB by Fitch).

•    Control/disposal of subsidiaries

The credit facility amounting to Euro 500 million states that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues. As of the date of this filling there are no outstanding amounts related to this credit facility.

•    Disposals of assets

The credit facility amounting to Euro 100 million and certain EIB loans totaling Euro 599 million as at 31 December 2007 include certain restrictions regarding the disposal of assets by Portugal Telecom. Following the agreement signed with EIB on 23 February 2007 mentioned above, the bank waived its rights related to this covenant solely for the PT Multimedia spin-off.

•    Financial ratios

The facility of Euro 500 million and the facility of Euro 150 million state that the ratio Consolidated Net Debt/EBITDA should not be higher than 3.5. The credit facility of Euro 100 million, states that the ratio Consolidated Net Debt/EBITDA should not be higher than 4.0. In addition, the conditions (spread and maturity) applicable to the facility of Euro 500 million and to the Euro 300 million facility obtained in June 2004 may be changed if the ratio Consolidated Net Debt/EBITDA is higher than, respectively, 2.5 and 2.25. As at 31 December 2007, this ratio stood at 1.9.

•    Negative Pledge

The Global Medium Term Notes, the exchangeable bonds and the facilities totaling Euro 1,050 million are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

36.       Accounts payable

As at 31 December 2007 and 2006, this caption consists of:

	2007	2006

Accounts payable-trade	726,507,575	706,367,545
Fixed asset suppliers	310,118,957	347,216,526
Accounts payable to employees	22,693,009	18,382,030
Other	49,562,622	43,123,122
	1,108,882,163	1,115,089,223

37.       Accrued expenses

As at 31 December 2007 and 2006, this caption consists of:

	2007	2006

Supplies and external services	256,280,710	299,237,991
Interest expense (i)	188,695,831	196,902,460
Vacation pay and bonuses	107,293,868	111,835,095
Discounts to clients	53,500,672	39,057,657
Other	35,279,847	33,184,329
	641,050,928	680,217,532

(i)             As at 31 December 2007 and 2006, this caption included (a) Euro 44.7 million and Euro 58.5 million (Note 42), respectively, related to the fair value of the interest component of the exchange rate and interest rate derivatives contracted by Vivo, and (b) Euro 13.7 million and Euro 11.2 million (Note 42), respectively, related to the fair value of exchange rate and interest rate derivatives contracted by several Group companies.

38.       Deferred income

As at 31 December 2007 and 2006, this caption consists of:

	2007	2006
Current deferred income
Advance billings
Pre-paid mobile traffic	129,224,776	111,408,166
Penalties imposed to customers relating to violations of contracts	45,031,350	39,942,294
Other advance billings	76,102,570	41,948,176
Other	35,697,771	22,439,675
	286,056,467	215,738,311

39.       Provisions and adjustments

During the years 2007 and  2006, the movements in this caption were as follows:

		Changes in the				Foreign currency
	Balance	consolidation	Descontinued			translation		Balance
	31 Dec 2006	perimeter	operations	Increases	Decreases	adjustments	Other	31 Dec 2007
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	424,611,862	(326,253)	(63,075,788)	104,873,101	(7,561,496)	7,458,925	(98,201,278)	367,779,073
For inventories (Note 27)	24,632,948	—	(7,555,757)	761,252	(1,981,787)	1,032,940	(513,224)	16,376,372
For investments (Note 31 and 32)	33,836,782	7 620 942	(3,076,928)	1,302,893	(903,796)	221 617	(2,237,212)	36,764,298
	483,081,592	7,294,689	(73,708,473)	106,937,246	(10,447,079)	8,713,482	(100,951,714)	420,919,743
Provisions for risks and costs
Litigation (Note 46)	52,386,942	—	(137,000)	40,991,892	(2,210,664)	3,925,349	(25,472,417)	69,484,102
Taxes	43,655,078	(22 689)	(6,423,765)	10,871,672	(13,464,072)	1,436,574	(1,301,846)	34,750,952
Other	111,743,038	(773 190)	(5,843,708)	9,908,852	(379,335)	3,586,804	12,696,059	130,938,520
	207,785,058	(795,879)	(12,404,473)	61,772,416	(16,054,071)	8,948,727	(14,078,204)	235,173,574
	690,866,650	6,498,810	(86,112,946)	168,709,662	(26,501,150)	17,662,209	(115,029,918)	656,093,317

		Changes in the			Foreign currency
	Balance	consolidation			translation		Balance
	31 Dec 2005	perimeter	Increases	Decreases	adjustments	Other	31 Dec 2006
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	373,818,493	521 587	283,188,936	(42,065,033)	(6,258,490)	(184,593,631)	424,611,862
For inventories (Note 27)	28,247,571	—	2,653,654	(5,247,510)	(227,079)	(793,688)	24,632,948
For investments (Note 31 and 32)	65,270,472	—	6,336,241	(36,098,033)	310,993	(1,982,891)	33,836,782
	467,336,536	521,587	292,178,831	(83,410,576)	(6,174,576)	(187,370,210)	483,081,592
Provision for risks and costs
Litigation (Note 46)	74,717,074	—	26,460,483	(2,286,421)	(1,924,893)	(44,579,301)	52,386,942
Taxes	68,293,691	—	13,960,219	(32,635,330)	(1,391,010)	(4,572,492)	43,655,078
Other	135,511,379	—	5,374,211	(12,385,262)	(934,093)	(15,823,197)	111,743,038
	278,522,144	—	45,794,913	(47,307,013)	(4,249,996)	(64,974,990)	207,785,058
	745,858,680	521,587	337,973,744	(130,717,589)	(10,424,572)	(252,345,200)	690,866,650

The changes in the consolidation perimeter during 2007 are mainly related to the disposals of TV Cabo Macau and Lea Louise (Exhibit I).

Following the approval of the spin-off of PT Multimédia at the last Annual General Meeting of Portugal Telecom held on 27 April 2007, PT Multimedia was classified as a discontinued operation (Note 20), and after the conclusion of the spin-off on November 2007 is no longer part of the Portugal Telecom Group as at 31 December 2007.

As at 31 December 2007 and 2006, the caption “Provisions for risks and costs” was classified in the balance sheet in accordance with the expected settlement date, as follows:

	2007	2006
Current provision
Litigation	41,120,207	32,053,458
Taxes	27,326,736	26,512,397
Other	54,893,257	46,585,636
	123,340,200	105,151,491
Non-current provision
Litigation	28,363,895	20,333,484
Taxes	7,424,216	17,142,681
Other	76,045,263	65,157,402
	111,833,374	102,633,567
	235,173,574	207,785,058

The provision for taxes relates to probable tax contingencies, which were estimated based on internal information and the opinion of external tax advisors.

As at 31 December 2007 and 2006, the caption “Provisions for risks and costs - Other”, consists of:

	2007	2006

Asset retirement obligation (Note 3.g)	71,211,681	58,867,102
Customer retention programs (i)	48,381,701	42,607,492
Negative financial investments (Note 31) (ii)	3,634,576	4,548,077
Other	7,710,562	5,720,367
	130,938,520	111,743,038

(i)	This provision was recognised by TMN and Vivo to settle future liabilities relating to customer retention programmes and was computed based on present catalogue costs and estimated usage levels.
(ii)

This provision relates to accumulated losses in affiliated companies resulting from the application of the equity method of accounting exceeding the corresponding total invested amount, including loans (Notes 2.a).

The increases in provisions and adjustments in 2007 and 2006 were recognised in the income statement as follows:

	2007	2006

Provisions and adjustments	150,849,660	288,106,111
Equity in losses of affiliated companies	5,997,142	7,588,684
Income taxes (Notes 19 and 28)	9,430,412	8 545 381
Discontinued operations - other costs (Note 20)	––	16,456,669
Costs of products sold (Note 11)	197,841	1,159,694
Curtailment costs, net (Note 9.5)	––	11,528,257
Other	2,234,607	4,588,948
	168,709,662	337,973,744

The decreases in these captions in 2007 and 2006  were recognised in the income statement as follows:

	2007	2006

Provisions and adjustments	22,913,191	69,378,844
Costs of products sold (Note 11)	1,957,157	3,279,638
Equity in earnings of affiliated companies	892,076	36,675,164
Income taxes (Notes 19 and 28)	622,021	—
Discontinued operations - other costs (Note 20)	––	14,078,590
Indirect taxes (Note 14)	––	4,214,639
Discontinued operations - commercial costs	––	1,874,213
Other	116,705	1,216,501
	26,501,150	130,717,589

In 2007 and 2006, the profit and loss caption “Provisions and adjustments” consists of:

	2007	2006

Increases in provisions and adjustments for doubtful receivables and other	150,849,660	288,106,111
Decreases in provisions and adjustments for doubtful receivables and other	(22,913,191)	(69,378,844)
Direct write-off of accounts receivable	2,986,716	11,051,654
Collections from accounts receivable which were previously written-off	(3,889,466)	(13,142,566)
	127,033,719	216,636,355

The amount in the column “Other movements” under the caption “Adjustments for doubtful accounts receivable” relates mainly to the write-off of balances previously fully provided for (Note 25).

In the caption of “Provisions for risks and costs – Litigation”, the reduction in column “Other” in the year 2006 is mainly related to the unfavorable resolution of a legal action against Vivo related to the privatization of Telebrás in 1998, following which Vivo paid an amount of Euro 26 million.

40.       Other current and non-current liabilities

As at 31 December 2007 and 2006, these captions consist of:

	2007	2006
Other current liabilities
Accounts payable from QTE transactions (Notes 3.l.ix) and 30)	35,324,314	46,332,009
Dividends payable (i)	5,680,966	8,909,070
Other (ii)	26,303,667	27,254,810
	67,308,947	82,495,889

Other non-current liabilities
Accounts payable from QTE transactions (Notes 3.l.ix) and 30)	470,140,303	627,430,804
Fair value of derivative financial instruments (Note 42)	47,808,141	44,048,655
Other (iii)	3,824,096	11,065,915
	521,772,540	682,545,374

(i)	This caption is related to unpaid dividends declared by Brasilcel’s subsidiaries.
(ii)

As at 31 December 2007 and 2006, this caption includes primarily an account payable to the shareholders of the subsidiaries of Brasilcel in connection with a reverse stock split undertaken in 2005. In this transaction, the shares issued by the various companies were grouped in lots, with each lot exchanged for a new share. Because certain shareholders did not possess a sufficient number of shares to receive a new share in exchange, an auction of the shares not attributed/exchanged was undertaken. Each company recognized the value received in this auction as a payable to the former shareholders, which will be reduced to the extent the former shareholders request those amounts.

(iii)	This caption includes primarily accrued expenses in connection with certain loans obtained by Vivo where the interest component is payable in more than 12 months.

41.       Shareholders’ Equity

During 2006 and  2007, the movements in this caption were as follows:

		Capital			Reserve		Total equity
	Share	issued	Treasury	Legal	for treasury	Accumulated	excluding minority
	capital	premium	shares	reserve	shares	earnings	interests
Balance as at 31 December 2005	1,128,856,500	91,704,891	(102,044,948)	179,229,361	125,428,500	405,216,985	1,828,391,289
Share capital increase through the incorporation of reserves	338,656,950	(91,704,891)	—	(121,523,559)	(125,428,500)	—	—
Increase of free reserves through a share capital reduction	(1,072,413,675)	—	—	—	—	1,072,413,675	—
Acquisition of treasury shares through equity swaps	—	—	(171,984,398)	—	—	—	(171,984,398)
Cash settlement of equity swaps over treasury shares (Note 41.3)	—	—	86,416,953	—	—	—	86,416,953
Dividends paid (Notes 22 and 44.i)	—	—	—	—	—	(526,402,838)	(526,402,838)
Earnings allocated to the legal reserve	—	—	—	25,001,079	—	(25,001,079)	—
Income recognized directly in equity	—	—	—	—	—	172,069,067	172,069,067
Income recognized in the income statement	—	—	—	—	—	866,759,657	866,759,657
Balance as at 31 December 2006	395,099,775	—	(187,612,393)	82,706,881	—	1,965,055,467	2,255,249,730
Share capital increase	79,019,955	—	—	(79,019,955)	—	—	—
Share capital reduction	(440,254,035)	—	—	—	—	440,254,035	—
Acquisition of treasury shares, through equity swaps (Note 41.3)	—	—	(607,692,439)	—	—	—	(607,692,439)
Acquisition of treasury shares (Note 41.3)	—	—	(1,050,271,924)	—	1,050,271,924	(1,050,271,924)	(1,050,271,924)
Cancellation of treasury shares (Note 41.3)	(3,091,695)	—	1,050,271,924	—	(1,047,180,229)	—	—
Cash settlement of equity swaps over treasury shares (Note 41.3)	—	—	472,125,919	—	—	—	472,125,919
Dividends paid (Notes 22 and 44.i)	—	—	—	—	—	(516,506,816)	(516,506,816)
Spin-off of PT Multimédia (Note 20)	—	—	—	—	—	(405,328,608)	(405,328,608)
Equity component of exchangeable bonds (Note 35)	—	—	—	—	—	57,145,442	57,145,442
Earnings allocated to the legal reserve	—	—	—	3,086,213	—	(3,086,213)	—
Income recognized directly in equity	—	—	—	—	—	391,640,857	391,640,857
Income recognized in the income statement	—	—	—	—	—	741,859,736	741,859,736
Balance as at 31 December 2007	30,774,000	—	(323,178,913)	6,773,139	3,091,695	1,620,761,976	1,338,221,897

41.1. Share capital

As approved at the Annual General Meeting held on 27 April 2007, Portugal Telecom has completed on 22 May 2007 its share capital increase of Euro 79,019,955, through the incorporation of legal reserve, and its share capital reduction of Euro 440,254,035, for the release of excess capital through the creation of free reserves in the same amount.

On 28 September 2007, under the terms of the share buyback program approved at the General Shareholders’ Meeting held on 27 April 2007, Portugal Telecom acquired 103,056,500 of its own shares, through the physical exercise of equity swaps (Note 41.3). As resolved also in the General Meeting held on 27 April 2007 and for the purposes of the execution of the share buyback program and the corresponding share capital reduction, Portugal Telecom has reduced its share capital by Euro 3,091,695 (Note 41.3) through the cancellation of these 103,056,500 treasury shares.

As a result of the referred operations, Portugal Telecom’s fully subscribed and paid share capital as at 31 December 2007, amounted to Euro 30,774,000 and was represented by 1,025,800,000 shares, with a nominal value of three cents each with the following distribution:.

•                  1,025,799,500 ordinary shares; and

•                  500 Class A shares.

The following matters may not be approved in a General Shareholders’ Meeting against the majority of the votes corresponding to Class A shares:

•                  Authorization for the acquisition of ordinary shares representing more than 10% of the share capital by shareholders that directly or indirectly perform competing activities to those of the companies within a dominant relation with Portugal Telecom;

•                  Amendments to the by-laws and share capital increases, as well as the limitation or suppression of pre-emptive rights and the establishing of standards for share capital increases to be resolved by the Board of Directors;

•                  Issuing of bonds or other securities, establishing the issue value for these securities to be resolved by the Board of Directors and limitation or suppression of pre-emptive rights in the issuing of bonds convertible into shares, as well as establishing the standards for the issuing of bonds of such nature to be resolved by the Board of Directors;

•                  The passing of resolutions on the application of the financial year results, in the case of dividend distribution to the shareholders in a percentage superior to 40% of distributable profits;

•                  Election of the Board of the General Shareholders’ Meeting;

•                  Approval of the general goals and fundamental principles of the Company’s policies;

•                  Definition of the general principles of the policy of shareholdings in companies, as well as, in the cases where those principles require prior General Shareholders’ Meeting authorization, the passing of resolutions on the respective acquisitions and sales;

•                  Moving the Company’s registered offices within the municipality of Lisbon or to a neighbouring municipality.

In addition, the election of one third of the total number of Directors, including the Chairman of the Board of Directors, requires the approval of a majority of the votes of the Class A shares.

41.2. Capital issued premium

This caption resulted from premiums generated in capital increases made by Portugal Telecom. According to Portuguese law, applicable to companies listed in stock exchanges under the supervision of Comissão do Mercado de Valores Mobiliários (“CMVM”, the Portuguese securities and stock exchange regulator), these amounts can only be used to increase share capital or to absorb accumulated losses (without it being necessary to first use other reserves). This amount cannot be used to pay dividends or to acquire treasury shares. The total capital issued premium was used in the share capital increase effective on 11 May 2006, as approved at the Annual General Meeting of 21 April 2006.

41.3. Treasury shares

As at 31 December 2007 and 2006, this caption includes equity swaps contracted by Portugal Telecom up to those dates that are recognised as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability (Note 35).

During 2006 and  2007, the movements in these captions were as follows:

	Number of	Nominal	Premiums and	Carrying	Carrying value
	shares	value	discounts	value	per share

Balance as at 31 December 2005	13,240,000	13,240,000	88,804,948	102,044,948	7.71

Equity swaps over treasury shares	18,740,000	6,559,000	165,425,398	171,984,398
Cash settlement of equity swaps over treasury shares	(11,340,000)	(3,969,000)	(82,447,953)	(86,416,953)
Change in the nominal value of each share	—	(8,606,000)	8,606,000	—
Balance as at 31 December 2006	20,640,000	7,224,000	180,388,393	187,612,393	9.09

Equity swaps over treasury shares (i)	63,412,972	1,902,389	605,790,050	607,692,439
Acquisitions of treasury shares (Note 41.1)	103,056,500	3,091,695	1,047,180,229	1,050,271,924
Cancellation of trasury shares (Note 41.1)	(103,056,500)	(3,091,695)	(1,047,180,229)	(1,050,271,924)
Cash settlement of equity swaps over treasury shares (ii)	(48,810,043)	(1,464,301)	(470,661,618)	(472,125,919)
Change in the nominal value of each share	—	(6,604,800)	6,604,800	—
Balance as at 31 December 2007	35,242,929	1,057,288	322,121,625	323,178,913	9.17

(i)

This caption is net of an amount of Euro 28.5 million related the the reset of equity swaps over 20,640,000 of its own shares, since Portugal Telecom gave up the right to the dividends related to the spin-off of PT Multimédia attributrable to the shares of the equity swaps.

(ii)

During 2007, equity swaps over 48,810,043 of its own shares were cash settled, having Portugal Telecom received an amount of Euro 32,188,194 (Note 17) resulting from the difference between the exercise price and the market price of Portugal Telecom’s shares as of the dates of the financial settlement.

41.4. Legal reserve

Portuguese law provides that at least 5% of each year’s profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. A portion of the legal reserve amounting to Euro 121,523,559 and Euro 79,019,955 was used in the share capital increases effective on 11 May 2006 and 22 May 2007, respectively. As at 31 December 2007, the legal reserve is already fully incorporated, corresponding to more than 20% of share capital.

41.5. Reserve for treasury shares

The reserve for treasury shares is related to the recognition of a non-distributable reserve equivalent to the nominal value of the shares cancelled or to the acquisition cost of treasury shares held by the Company. This reserve has the same legal regime as the legal reserve. The total reserve for treasury shares was used in the share capital increase effective on 11 May 2006, as approved at the Annual General Meeting of 21 April 2006. As at 31 December 2007, this reserve was related to shares cancelled on 20 December 2007.

41.6. Accumulated earnings

As at 31 December 2007 and 2006, this caption consisted of:

	2007	2006

Income and expenses recognized directly in equity
Net actuarial losses (Notes 9.1 and 9.2)	(1,365,360,771)	(1,650,597,836)
Hedge accounting of financial instruments (Note 42.2)	(617,041)	3,984,931
Investments available for sale	—	22,968,096
Cumulative foreign currency translation adjustments and other (i)	839,593,851	637,337,339
	(526,383,961)	(986,307,470)
Tax effect	362,188,945	430,471,597
	(164,195,016)	(555,835,873)
Reserves and retained earnings	1,043,097,256	1,654,131,683
Net income attributable to equity holders of the parent	741,859,736	866,759,657
	1,620,761,976	1,965,055,467

(i)

This caption includes mainly the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the balance sheet date (Note 3.q)), and is mainly related to Portugal Telecom’s investment in Brazil, whose currency translation adjustments amounted to Euro 875 million as at 31 December 2007, mainly related to the investment in Vivo.

42.       Financial instruments

42.1. Financial risks

Portugal Telecom is primarily exposed to (i) market risks related mainly to changes in foreign currency exchange rates and in interest rates, (ii) credit risks and (iii) liquidity risks. The main objective of Portugal Telecom’s financial risk management is to reduce these risks to a lower level. Portugal Telecom enters into derivative financial instruments to manage its risk exposure to changes in interest rates and foreign currency exchange rates.

The contracting of these derivatives is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are subject to authorization from Portugal Telecom’s Executive Committee. The positions held by the Company, as well as the relevant financial markets, are periodically monitored. The fair value of these derivatives is determined on a regular basis in order to assess the economic and financial implications of different scenarios.

Foreign currency exchange rate

Foreign currency exchange rate risks are mainly related to our investments in Brazil and other foreign countries, and to our debt denominated in currencies different from the functional currency of the country where the borrowing company operates.

As at 31 December 2007, the net exposure (assets minus liabilities) to Brazil amounted to R$ 7,536 million (Euro 2,903 million at the Euro/Real exchange rate as at 31 December 2007), of which more than approximately 90% is related to our investment in Vivo.

The Group is also exposed to foreign currency exchange-rate risks related to debt denominated in foreign currencies different from the Group companies’ functional currencies. As at 31 December 2007, these risks were basically related to:

•                  Debt denominated in US Dollars contracted by Portugal Telecom amounting to US$ 43 million (Euro 29 million at the Euro/US Dollar exchange rate as at 31 December 2007), for which Portugal Telecom has contracted an exchange rate and interest rate derivative;

•                  Debt denominated in US Dollars contracted by Vivo amounting to US$ 195 million (Euro 133 million), for which Vivo has contracted exchange and interest rate derivatives, which hedged more than 90% of this debt at that date.

•                  Debt denominated in Japanese Yenes contracted by Vivo amounting to ¥ 33,028 million (Euro 201 million), for which Vivo has contracted exchange rate and interest rate derivatives, which hedged 100% of the debt at that date.

•                  Debt denominated in Euro contracted by Vivo amounting to Euro 8 million, for which Vivo has contracted exchange rate and interest rate derivatives, which hedged 100% of this debt at that date.

•                  An exchange rate derivative contracted by Portugal Telecom with a notional of US$ 218 million (put) and Euro 200 million (call). This derivative is classified in the balance sheet as a financial instrument held for trading, since it did not comply with the requirements to account for as a hedge financial instrument (Note 42.2).

As required by IFRS 7, the effects of hypothetical changes of relevant risk variables on income statement and shareholders’ equity of Portugal Telecom are as follows:

•                  The impact of the appreciation (devaluation) of the Euro/Real exchange rate by 0.1 from 2.5963 to 2.4963 (2.6963), would be an increase (decrease) in Portugal Telecom’s net assets as at 31 December 2007 by approximately Euro 116 million (Euro 108 million);

•                  The impact of the US Dollar appreciation (devaluation) against the Euro by 0.01 in Portugal Telecom’s held for trading exchange rate derivative mentioned above, would be a decrease (increase) in net financial expenses amounting to approximately Euro 1 million (Euro 1 million);

•                  Most of non-derivative financial assets and liabilities (cash and cash equivalents, trade receivables and payables, and debt) are denominated in the functional currency either directly or indirectly through the use of derivatives. Therefore, changes in exchange rates would have no material effects on the income statement and shareholders’ equity of the companies where those assets and liabilities are recorded.

Interest rate

Interest rate risks basically impact our financial expenses on the floating interest rate debt. Portugal Telecom is exposed to these risks primarily in the Euro zone and in Brazil (Vivo). With the purpose of reducing the impact of these risks, the Group has entered into interest-rate swaps, swapping floating rate into fixed rate debt.

As at 31 December 2007,  64.0% of the Company’s debt was, directly or indirectly through the use of interest rate derivatives, set in fixed rates. The remaining  36.0% is exposed to changes in market interest rates. If all market interest rates had been higher (lower) by 1% during the year ended 31 December 2007, net interest expenses would have been higher (lower) by an amount of approximately 2.9 million (2.9 million).

The Group has also entered into some derivatives, which include an interest rate component, that are classified as held for trading derivatives, although its economic goal is to hedge currency or interest rate risk. If the market interest rates had been higher (lower) by 1% during the year ended 31 December 2007, interest expenses net of interest income in respect of these instruments would have been lower (higher) by an amount of approximately Euro 1.4 million (Euro 1.4 million).

Interest rate risks also results from the exposure to changes in the fair value of Portugal Telecom’s long term fixed-rate debt due to changes in market interest rates.

Credit risk

Credit risk is related to the risk that a third party fails on its contractual obligations resulting in a financial loss to the Group. Portugal Telecom is subject to credit risks in its operating and treasury activities.

Credit risks in operations are basically related to outstanding receivables from services rendered to our customers (Notes 25 and 26). These risks are monitored on a business-to-business basis, and Portugal Telecom’s management of these risks aims to: (a) limit the credit granted to customers, considering the profile and the aging of receivables of each customer; (b) monitor the evolution of the level of credit granted; (c) perform an impairment analysis of its receivables on a regular basis; and (d) assess the market risk where the customer is located. Accordingly, the criteria used to compute these adjustments is based on these risks.

The Group does not have any significant credit risk exposure to any single customer, since trade receivables consist of a large number of customers, spread across several businesses and geographical areas.

Adjustments for accounts receivable are computed taking into consideration primarily: (a) the risk profile of the customer, weather it’s a corporate or a residential customer; (b) the aging of the receivables, which differs from business to business; (c) the financial condition of the customers; and (d) the market risk where the customer is located.

The movement of these adjustments for the year ended 31 December 2007 and 2006 is disclosed in Note 39. As at 31 December 2007, the Group believes that there was no further credit adjustment required in excess of the adjustments for accounts receivable included in Note 39.

As at 31 December 2007, approximately 20% of the Group’s accounts receivables not adjusted for were already due with maturities above one hundred and eighty days.

Risks related to treasury activities result mainly from the cash investments made by the Group. In order to dilute these risks, Portugal Telecom’s policy is to invest its cash for short time periods, entering in agreements with highly rated financial institutions and diversifying counterparties.

Liquidity risks

These risks may occur if the sources of funding, including operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match with our financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments.

In order to mitigate liquidity risks, the Group seeks to maintain a liquidity position and an average maturity of debt that allows it to repay its short-term debt and, at the same time, pay all its contractual obligations, as mentioned below. As at 31 December 2007, the amount of available cash plus the undrawn amount of Portugal Telecom’s commited commercial paper lines (cash immediately available upon a 2-day notice) and Portugal Telecom’s standby facilities totaled Euro 3,286 million. Excluding foreign businesses, this amount was Euro 2,672 million. As at 31 December 2007, Vivo had also available standby facilities in the amount of R$ 1,160 million, of which no amount had been drawn at that date. The average maturity of Portugal Telecom’s net debt as at 31 December 2007 is 6.7 years.

The capital structure of Portugal Telecom its managed in order to ensure that its businesses will be able to continue as a going concern and the maximizing of the return to stakeholders. The capital structure of the Group includes debt (Note 35), cash and cash equivalents, short-term investments (Note 24) and equity attributable to equity holders of the parent, comprising issued capital, treasury shares, reserves and accumulated earnings (Note 41). The Group reviews periodically its capital structure considering the risks associated with each of the above mentioned classes of the capital structure.

As at 31 December 2007, the gearing ratio, determined as the proportion of net debt (debt minus cash and cash equivalents and short-term investments) to net debt plus equity increased to 67.8%, from 54.7% as at 31 December 2006.  The equity plus long-term debt to total assets ratio increased from 53.4% to 53.7% as at 31 December 2007.

The main contractual obligations are those related to indebtness (Note 35) and related interest, post retirement benefits payments, operating leases (Note 13) and unconditional purchase obligations. The following table presents Portugal Telecom’s expected contractual obligations and commercial commitments as at 31 December 2007:

							More than
	Total	2008	2009	2010	2011	2012	five years

Indebtedness	6,216.8	1,256.1	1,122.5	226.3	159.8	1,282.2	2,169.9
Interest on indebtedness (i)	2,008.0	318.0	243.3	189.6	180.9	178.7	897.4
Post retirement benefits payments (ii)	1,327.0	203.8	193.6	179.9	139.4	115.2	495.1
Operating lease obligations	454.3	115.9	64.2	56.2	46.5	44.0	127.5
Unconditional financial commitments (iii)	478.8	216.9	23.8	23.8	55.5	31.8	127.1
Total contractual obligations	10,484.9	2,110.7	1,647.4	675.7	582.2	1,651.9	3,817.0

(i)

Portugal Telecom’s expected obligations related to interest on indebtedness are based on the Company’s assumptions regarding interest rates on our floating rate debt, and therefore actual interest obligations could vary significantly from these amounts depending on market interest rates.

(ii)

These amounts correspond to the undiscounted payments to be made by Portugal Telecom related to salaries due to pre-retired and suspended employees and to expected contributions to the funds. The total amount differs from the net accrued post retirement liability recognized in the consolidated balance sheet primarily because this amount is related to the discounted unfunded obligations.

(iii)

As described in Note 43, unconditional purchase obligations arise generally related to (a) contractual agreements with our fixed asset suppliers (including all amounts related to the acquisition of network assets, telecommunications equipment and terminal equipments), (b) the remaining commitments related to the TMN’s UMTS license and (c) the contractual agreement for the acquisition of a 3G license at Vivo.

42.2. Derivative financial instruments

Equity derivatives

In order to increase its exposure to PT Multimedia, Portugal Telecom contracted in previous years with a financial institution equity swaps over 30,575,090 shares of PT Multimedia, representing 9.9% of PTM’s share capital, which were recorded on the balance sheet at fair value through profit and loss.

During the first half of 2007, a gain amounting to Euro 77,428,725 (Note 7.d) was booked in connection with the change in fair value of these equity swaps up to May 2007, when these equity swaps were cash settled, and as a result Portugal Telecom has received an amount of Euro 94,477,028 (Note 44.f).

Hedging financial instruments

Portugal Telecom analyses its financial instruments regularly in order to identify those that comply with the criteria established by IAS 39 to be classified as hedging instruments. As at 31 December 2007 and 2006, the following financial instruments were classified as cash flow and fair value hedges (amounts in millions of euros, including 100% of Vivo’s financial instruments):

31 Dec 2007				Euro million

	Notional		Average maturity
Company	amount	Transaction	(years)	Economic goal

Cash flow hedge
Portugal Telecom	72.3	EUR Interest rate swaps	4.1	Eliminate the risk of interest rate fluctuations in loans
Fair value hedge
Portugal Telecom	28.9	Currency swaps EUR/USD	4.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	15.2	Currency swaps EUR/BRL	0.1	Eliminate the risk of exchange rate fluctuations in loans
Vivo	247.5	Currency swaps USD/BRL	2.2	Eliminate the risk of exchange rate fluctuations in loans
Vivo	400.6	Currency swaps JPY/BRL	0.7	Eliminate the risk of exchange rate fluctuations in loans

31 Dec 2006				Euro million

	Notional		Average maturity
Company	amount	Transaction	(years)	Economic goal

Cash flow hedge
Portugal Telecom	399.0	EUR Interest rate swaps	6.8	Eliminate the risk of interest rate fluctuations in loans
Fair value hedge
Portugal Telecom	40.3	Cross currency swaps EUR/USD	5.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	565.8	Cross currency swaps BRL/USD	0.8	Eliminate the risk of exchange rate fluctuations in loans
Vivo	320.4	Cross currency swaps BRL/JPY	1.3	Eliminate the risk of exchange rate fluctuations in loans

Financial instruments held for trading

As at 31 December 2007 and 2006, Portugal Telecom had contracted the following financial instruments which, according with IAS 39, are classified as held for trading derivatives (amounts in million of euros, including 100% of Vivo’s financial instruments):

31 Dec 2007				Euro million

	Notional		Average maturity
Company	amount	Transaction	(years)	Economic goal

Portugal Telecom	27.4	EUR interest rate swaps	4.7	Previous cash flow hedges
Portugal Telecom	200.0	EUR Call / USD Put	1.3	Restructure of previous derivative financial instruments
Cabo Verde Telecom	1.2	Currency swap EUR/USD	1.9	Eliminate the risk of exchange rate and interest rate fluctuations in loans
Vivo	3.3	Currency swaps USD/BRL	1.3	Eliminate the risk of exchange rate fluctuations in loans
Vivo	42.4	BRL Interest rate swaps	2.1	Hedge changes in fair value of loans due to changes in benchmark interest rate
Vivo	422.8	BRL Interest rate swaps	0.1	Eliminate the risk of interest rate fluctuations in loans
Vivo	35.6	USD Interest rate swaps	0.5	Eliminate the risk of interest rate fluctuations in loans
Mobitel	17.2	Currency swaps USD/BRL	2.4	Eliminate the risk of exchange rate fluctuations in loans

31 Dec 2007				Euro million

	Notional		Average maturity
Company	amount	Transaction	(years)	Economic goal

Portugal Telecom	251.6	EUR Interest rate swaps	5.5	Instruments resulting from previous hedgings
Portugal Telecom	200.0	EUR Call / USD Put	2.3	Restructure of previous derivative financial instruments
Portugal Telecom	275.8	Equity swaps on PT Multimedia shares	1.6	Increase exposure to PT Multimedia
Cabo Verde Telecom	2.1	Cross currency swap EUR/USD	2.9	Eliminate the risk of exchange rate and interest rate fluctuations in loans
Vivo	12.5	Cross currency swaps BRL/USD	1.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	1.9	Cross currency swaps BRL/EUR	0.4	Eliminate the risk of exchange rate fluctuations in loans
Vivo	875.8	BRL Interest rate swaps	0.5	Hedge changes in fair value of loans due to changes in benchmark interest rate
Vivo	176.5	USD Interest rate swaps	0.8	Hedge changes in fair value of loans due to changes in benchmark interest rate
Mobitel	16.6	Cross currency swaps BRL/USD	3.3	Eliminate the risk of exchange rate fluctuations in loans

Fair value of financial instruments

The movement in the fair value of derivatives during 2007 and 2006 was as follows (amounts in millions of euros):

					Foreign
					currency
					translation
	Balance 31	Fair value adjustment		Additions and	adjustments	Balance 31
	Dec 2006	Income	Reserves	settlements	and other	Dec 2007

Fair value hedges
Exchange rate and interest rate (i)	(94.1)	(97.4)	—	103.2	(5.7)	(94.0)
Derivatives held for trading
Exchange rate (ii)	(35.0)	(11.5)	—	—	—	(46.5)
Exchange rate and interest rate	(11.2)	(1.7)	—	2.2	(3.0)	(13.7)
Interest rate	(7.4)	(0.2)	—	8.2	0.1	0.8
Equity swaps over PT Multimedia shares (Notes 7.d and 44.f)	17.0	77.4	—	(94.5)	—	—
Cash flow hedges
Interest rate (Note 40.6)	4.0	8.3	(4.6)	(8.3)	—	(0.6)
	(126.7)	(25.1)	(4.6)	10.9	(8.6)	(154.1)

(i)

This caption includes a liability of Euro 11 million recorded at Portugal Telecom, which has an average maturity of 4.0 years and a liability of Euro 83 million recorded at Vivo with an average maturity of 1.5 years.

(ii)	This liability has a maturity of 1.3 years.

					Foreign
					currency
					translation
	Balance 31	Fair value adjustment		Additions and	adjustments	Balance 31
	Dec 2005	Income	Reserves	settlements	and other	Dec 2006

Fair value hedges
Interest rate and exchange rate	(122.3)	(125.1)	—	151.3	2.0	(94.1)
Derivatives held for trading
Exchange rate	(26.6)	(8.4)	—	—	—	(35.0)
Exchange rate and interest rate	36.3	(9.5)	—	(38.3)	0.3	(11.2)
Interest rate	(5.3)	(3.7)	—	1.7	(0.0)	(7.4)
Equity swaps over PT Multimedia shares (Note 44.f)	42.0	1.8	—	(26.8)	—	17.0
Cash flow hedges
Interest rate	(21.6)	7.0	25.6	(7.0)	—	4.0
	(97.6)	(137.9)	25.6	81.0	2.2	(126.7)

In 2007 and 2006, the fair value adjustments related to derivatives were recorded in the following income statement captions (amounts in millions of euros):

	2007				2006
		Net foreign	Net losses/			Net foreign	Net losses/
		currency	(gains) on			currency	(gains) on
		exchange	financial			exchange	financial
	Net interest	losses/	assets		Net interest	losses/	assets
	expense	(gains)	(Note 17)	Total	expense	(gains)	(Note 17)	Total

Fair value hedges
Interest rate and exchange rate	42.8	54.6	—	97.4	69.0	56.1	—	125.1
Derivatives held for trading
Exchange rate	—	—	11.5	11.5	—	—	8.4	8.4
Exchange rate and interest rate	—	3.8	(2.1)	1.7	—	5.4	4.1	9.5
Interest rate	—	—	0.2	0.2	—	—	3.7	3.7
Equity swaps over PT Multimedia shares	—	—	(77.4)	(77.4)	—	—	(1.8)	(1.8)
Cash flow hedges
Interest rate	(8.3)	—	—	(8.3)	(7.0)	—	—	(7.0)
	34.6	58.4	(67.8)	25.1	62.0	61.4	14.4	137.9

As at 31 December 2007, the derivatives contracted by the Company recognized at fair value were recorded in the following balance sheet captions (amounts in millions of euros):

	Assets	Liabilities
			Accrued	Other
	Short term		expenses	liabilities
	investments	Debt	(Note 37)	(Note 40)	Total

Fair value hedges
Exchange rate and interest rate	—	(49.3)	(44.7)	—	(94.0)
Derivatives held for trading
Exchange rate	—	—	—	(46.5)	(46.5)
Exchange rate and interest rate	—	—	(13.7)	—	(13.7)
Interest rate	1.5	—	—	(0.7)	0.8
Cash flow hedges
Interest rate	—	—	—	(0.6)	(0.6)
	1.5	(49.3)	(58.4)	(47.8)	(154.1)

As at 31 December 2006, the derivatives contracted by the Company recognized at fair value were recorded in the following balance sheet captions (amounts in millions of euros):

	Assets		Liabilities
				Accrued	Other
	Short term	Other assets		expenses	liabilities
	investments	(Note 30)	Debt	(Note 37)	(Note 40)	Total

Fair value hedges
Exchange rate and interest rate	—	—	(35.6)	(58.5)	—	(94.1)
Derivatives held for trading
Exchange rate	—	—	—	—	(35.0)	(35.0)
Exchange rate and interest rate	—	—	—	(11.2)	—	(11.2)
Interest rate	1.7	—	—	—	(9.0)	(7.4)
Equity swaps over PT Multimedia shares	—	17.0	—	—	—	17.0
Cash flow hedges
Interest rate	—	4.0	—	—	—	4.0
	1.7	21.0	(35.6)	(69.7)	(44.0)	(126.7)

42.3. Other disclosures on financial instruments

The carrying amounts of each of the following categories, as defined in IAS 39, were recognized as follows (amouts in millions of euros):

Caption	2007	2006

Financial assets carried at amortised cost
Cash and cash equivalents	664.6	548.5
Short-term investments (Note 24)	1,170.3	1,535.2
Accounts receivable - trade (Note 25)	1,308.7	1,182.8
Accounts receivable - other (i)	101.7	201.9
Other current and non-current assets - QTE transactions (Note 30)	505.5	673.8
Investments in group companies - loans (Note 31)	95.2	102.0
	3,846.0	4,244.2

Financial assets carried at fair value through profit and loss
Other non-current assets - held for trading derivatives (Note 42.2)	—	17.0

Derivatives designated and effective as hedging instruments carried at fair value
Other non-current assets/(liabilities) - interest rate derivatives - cash flow hedges (Note 42.2)	(0.6)	4.0
Bank loans - exchange and interest rate derivatives - fair value hedges (Note 42.2) (ii)	(49.3)	(35.6)
Accrued expenses - exchange and interest rate derivatives - fair value hedges (Note 42.2) (iii)	(44.7)	(58.5)
	(94.6)	(90.1)

Available-for-sale investments carried at fair value
Other investments (Note 32)	—	99.7

Financial liabilities carried at amortised cost
Debt - exchangeable bonds (Note 35)	(689.4)	—
Debt - bonds (Note 35)	(3,158.0)	(3,133.6)
Debt - bank loans (ii)	(1,322.9)	(1,474.6)
Debt - other loans (Note 35)	(324.0)	(750.1)
Debt - UMTS license (Note 35)	(200.6)	—
Debt - equity swaps on treasury shares (Note 35)	(323.2)	(187.6)
Accounts payable (Note 36)	(1,108.9)	(1,115.1)
Accrued expenses	(582.7)	(610.5)
Other current liabilities	(32.0)	(36.2)
	(7,741.5)	(7,307.8)

Derivatives held for trading
Accrued expenses - Exchange rate and interest rate derivatives(Note 42.2)	(13.7)	(11.2)
Other non-current liabilities - Exchange rate derivatives (Note 42.2)	(46.5)	(35.0)
Other non-current liabilities - Interest rate derivatives (Note 42.2)	(0.7)	(9.0)
	(60.9)	(55.3)

Financial liabilities recorded according to IAS 17
Debt - finance leases (Note 35)	(149.5)	(258.6)
Other current and non-current liabilities - QTE transactions (Note 40)	(505.5)	(673.8)
	(654.9)	(932.4)

(i)

The balance sheet caption “Accounts receivable – other” includes certain assets, such as trial deposits, which do not meet the requirements to be classified as a financial asset, and therefore were excluded from this caption.

(ii)	Total bank loans include its notional amounts which were carried at amortised cost and the fair value of certain exchange and interest rate derivatives.

Except for debt, whose fair value is disclosed in Note 35, and for derivatives, which are recorded at fair value, as mentioned in Note 42.2, the fair value of the remaining financial assets and liabilities is similar to their carrying amounts. The fair value of derivatives and debt of domestic businesses is based on external valuations, while the fair value of derivatives and debt of Vivo is based on internal valuations computed based on discounted cash flows method.

43.       Guarantees and financial commitments

As at 31 December 2007, the Company has presented guarantees and comfort letters to third parties, as follows:

Bank guarantees and other guarantees given to Tax Authorities	47,706,622

Bank guarantees given to Portuguese courts for outstanding litigation	1,671,428

Bank guarantees given to other entities
On behalf of TMN	35,566,299
On behalf of PT Comunicações	9,276,796
Other bank guarantees	8,873,652
53,716,747

Comfort letters given to other entities	2,770,859

Bank guarantees given on behalf of TMN include a guarantee presented in connection with cross-border lease transactions contracted by TMN (Note 34) and guarantees presented to ANACOM related to TMN’s obligations under the UMTS licenses acquired in December 2000. Bank guarantees given on behalf of PT Comunicações were presented to Municipal Authorities and are mainly related to the repayment of taxes and other fees in connection with Portugal Telecom’s use of public rights-of-way.

As at 31 December 2007, the Company had also assumed the following financial commitments, in addition to those recorded in the financial statements:

(a)     In June 2006, Médi Télécom entered into a medium and long-term contract with a consortium of Moroccan banks, for a total amount of Euro 544 million. The funds raised were used to repay all the medium and long term debt, denominated in foreign currencies, previously issued under loan contracts entered into with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale.

As was the case under the loans repaid, under the provisions of the new loan agreements, Médi Télécom is required to attain certain financial performance levels.  In accordance with the financing transaction, the major shareholders of Médi Télécom, Portugal Telecom, through PT Móveis (32.18%), Telefónica Móviles España (32.18%) and Banque Marocaine du Commerce Extérieur (17.59%), signed a Shareholders Support Deed, under which they are committed to make future capital contributions to Médi Télécom (in the form of capital or shareholders’ loans), if this is necessary to cover possible shortfalls in the agreed financial targets. On October 2006, the other shareholders of Médi Télécom also signed the Shareholders Support Deed.

Under this agreement, these parties committed to make contributions (capital subscription or loans), proportional to their stakes in the company, up to a total of Euro 168 million, of which Euro 50 million are related to the repayment of debt, and ends as soon as Médi Télécom reaches a Net Debt/EBITDA ratio of less than 2.0. As at 31 December 2007, following the renegociation of the Shareholders Support Deed during 2006, the maximum liability to Portugal Telecom amounts to Euro 54 million, which is proportional to its stake in Médi Télécom.

(b)    Portugal Telecom signed a Shareholders’ Agreement with the other shareholders of Sportinveste Multimédia, in which Portugal Telecom committed to give additional paid-in capital contributions up to a maximum of Euro 40,000,000. As at 31 December 2007, Portugal Telecom had already granted additional paid in capital contributions to Sportinveste Multimédia amounting to Euro 30,023,168 (Note 31).

(c)     Under the purchase agreement for the UMTS license, TMN has committed to make contributions of Euro 95 million for the development of the information society in Portugal during the period through the maturity of the license (2015).

(d)    As at 31 December 2007, the Group had assumed purchase commitments to suppliers amounting to Euro 172 million, essentially related to equipment.

(e)     Vivo was the winning bidder for the acquisition of a 3G license, after price bids were opened at the head-office of Anatel, in the Band J lots, with 10+10MHz width, with exception of lots VII and X. Vivo offer, for all Band J lots acquired, was approximately R$ 1, 1 billion for a period of 15 years with possibility of one externsion up to 15 additional years. At least 10% of it should be paid at the time of the execution of the Terms of Authorization. The balance that is left unpaid 90% may be paid in six equal and annual installments, with a grace period of three years. The Official Result of the Auction will be disclosed by Anatel in 2008 and contracts will only be executed within up to ten days after the referred publication.

As at 31 December 2007, the guarantees given by third parties on behalf of the Company, in connection with bank loans (Note 35), were as follows:

- Guarantees in favor of European Investment Bank	120,361,001

- Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	4,752,458

As at 31 December 2007, Portugal Telecom had bank deposits amounting to Euro 24 million the use of which was restricted due to the cross-border lease transactions entered into by the Group (Note 34). As at the same date, Vivo had tangible assets and financial applications given as guarantees for legal proceedings that amounted to Euro 21 million and Euro 47 million, respectively.

44.       Statement of cash flows

(a)

The increase in payments related to income taxes is primarily explained due to full utilization of tax losses carriedforward from Portugal Telecom’s tax consolidation group at the end of 2006, following which Portugal Telecom has paid income taxes in 2007 amounting to approximately Euro 170 million.

(b)

The caption “Payments relating to indirect taxes and other” includes primarily payments related to the expenses recorded in the income statement caption “Indirect taxes” (Note 14), and also payments and collections of Value-Added Tax in Portugal.

(c)

These captions include basically cash payments from new short term financial applications entered into and cash receipts from the short term applications matured. Net cash receipts amounting to Euro 364,940,527 and Euro 1,764,028,679 in 2007 and 2006, respectively, are mainly related with the movements occurred in loans obtained (Note 44.h). The decrease in net cash receipts resulting from short-term financial applications, is basically related to the reduction in net cash payments from loans repaid.

(d)	During the years ended 31 December 2007 and 2006, cash receipts resulting from financial investments were as follows:

	2007	2006
Africatel (Note 17)	116,999,817	—
BES (Note 32)	110,318,600	—
Telefónica (Note 32)	5,107,941	—
TV Cabo Macau	3,108,957	—
Directel Macau	1,209,122	—
Iris Capital Fund	—	2,328,287
Other	2,902,469	107,048
	239,646,906	2,435,335

(e)          During the years ended 31 December 2007 and 2006, cash receipts resulting from dividends were as follows:

	2007	2006
Unitel (i)	72,949,311	15,024,110
CTM	16,222,842	15,038,429
Banco Espírito Santo	2,632,000	1,344,000
Páginas Amarelas	2,434,000	2,283,714
Other	561,767	577,564
	94,799,920	34,267,817

(i)

In 2007, this caption includes the dividends received from Unitel related to its earnings of 2006 and 2005 amounting to Euro 46 million and Euro 27 million (Note 26), respectively. In 2006, this caption includes the dividends received from Unitel related to its earnings of 2004.

(f)

In 2007, the caption “Cash receipts resulting from other investing activities” includes mainly Euro 94,477,028 related to the cash settlement of equity swaps over shares of PT Multimedia (Note 42) and Euro 32,188,194 related to the cash settlement of equity swaps over Portugal Telecom’s treasury shares (Note17). In 2006, this caption includes primarily Euro 26,772,985 related to equity swaps over shares of PT Multimedia (Note 42), and an amount of Euro 23,513,275 related to the financial settlement of equity swaps over Portugal Telecom’s treasury shares (Note 17).

(g)	During the years ended 31 December 2007 and 2006, payments resulting from financial investments were as follows:

	2007	2006
Siresp	1,466,516	—
MTC (i)	—	57,489,375
BES (ii)	—	19,320,000
Web-Lab (iii)	—	6,418,036
Mobitel (iv)	—	3,574,460
Other	1,876,021	6,372,334
	3,342,537	93,174,205

(i)

This caption includes Euro 108,648,089 paid from the acquisition of a 34% stake in the share capital of MTC, net of an amount of Euro 51,158,714 related to cash and cash equivalents of MTC as at 1 September 2006, the date on which this company was included for the first time in the consolidation perimeter.

(ii)	This caption is related to Portugal Telecom’s share in the capital increase of Banco Espírito Santo occurred in 2006.

(iii)	This caption corresponds to the acquisition by Portugal Telecom of the remaining 10% stake in the share capital of Web-Lab from the former shareholders of this company.

(iv)	During 2006, PT Brasil acquired the remaining 4.26% stake in Mobitel. As a result, PT Brasil now owns 100% of Mobitel.

(h)         These captions are basically related to commercial paper and other bank loans which are regularly renewed.

In 2007, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 223,459,521.

In 2006, cash payments from loans repaid net of cash receipts from loans obtained amounted to Euro 1,733,486,143, and included primarily: (i) Euro 899,500,000 related to the repayment of the notes issued by PT Finance on 21 February 2001; (ii) Euro 460,000,000 related to the partial repayment of the Multicurrency Credit Facility entered into in 2003; and (iii) Euro 390,335,000 related to the repayment of convertible bonds issued by PT Finance in December 2001.

(i)             During the years ended 31 December 2007 and 2006, the Group payments regarding dividends were as follows:

	2007	2006
Portugal Telecom (Notes 22 and 41)	516,506,816	526,402,838
MTC	12,275,947	13,095,694
Africatel	11,225,634	—
Cabo Verde Telecom	7,519,738	6,011,557
Other	5,198,833	6,698,263
	552,726,968	552,208,352

(j)

During the years ended 31 December 2007 and 2006, the caption “Other payments resulting from financing activities” includes respectively Euro 43 million and Euro 68 million related to payments made by Vivo in connection with exchange rate derivatives.

45.       Related parties

a) Associated companies and jointly controlled entities

Balances as at 31 December 2007 and 2006 and transactions occurred during 2007 and 2006 between Portugal Telecom and associated companies and jointly controlled entities (related to the 50% share not owned by the Portugal Telecom in Vivo) are as follows:

	Loans granted (Note 31)		Accounts receivable		Accounts payable
Company	2007	2006	2007	2006	2007	2006
Médi Télécom	72,112,464	68,106,243	6,850,319	11,182,595	1,604,300	2,187,396
Sportinveste Multimédia	35,318,668	35,318,668	320,422	68,094	—	—
Inesc (i)	3,292,066	3,292,066	490,756	502,718	13,738	—
Siresp	2,302,230	980,951	3,752,822	1,756,418	—	21,000
Multitel	918,459	73,212	3,514,930	3,312,295	180,935	356,141
Unitel (ii)	339,651	379,651	7,559,522	38,419,763	2,708,033	67,147
Sport TV	—	12,500,000	—	3,262,598	—	8,786,037
Vivo	—	—	23,466,477	11,883,846	92,701	100,295
Páginas Amarelas	—	—	10,974,342	9,286,412	43,817,942	50,104,723
Caixanet	—	—	3,233,842	3,949,043	—	—
PT-ACS	—	—	1,618,869	1,795,715	341,132	4,647,135
Guiné Telecom	—	—	653,805	3,403,513	2,366,124	6,048,598
Fundação PT	—	—	554,192	3,357,638	—	—
Octal TV	—	—	—	421,888	—	7,533,309
Lisboa TV	—	—	—	101,841	—	6,045,831
Other companies	746,034	607,487	6,068,308	4,864,390	1,361,164	2,445,304
	115,029,572	121,258,278	69,058,606	97,568,767	52,486,069	88,342,916

(i)      Loans granted to this company were fully provided for.

(ii)     Accounts receivable from Unitel as at 31 December 2006 include dividends receivable of Euro 27 million (Note 26).

	Costs		Revenues		Interest obtained
Company	2007	2006	2007	2006	2007	2006
Páginas Amarelas	62,873,287	65,140,640	2,508,598	2,693,756	—	—
PT-ACS	5,852,155	14,863,053	577,805	431,526	—	—
Unitel	8,176,711	9,384,922	13,743,098	15,426,658	25,598	—
Médi Télécom	8,759,660	8,454,156	10,288,272	6,741,641	2,878,902	2,619,304
Guiné Telecom	832,311	1,230,690	1,411,566	1,381,694	—	—
Sportinveste Multimédia	950,233	1,156,493	331,263	598,599	—	—
Intelsat	1,314,303	1,052,877	—	—
Caixanet	506,036	189,704	9,654,715	12,265,075	—	—
CTM	176,371	121,187	344,010	241,088	—	—
Vivo	—	—	54,557,592	46,277,328	—	—
Other companies	693,176	2,021,381	16,882,899	6,530,124	334,708	60,954
	90,134,243	103,615,103	110,299,818	92,587,489	3,239,208	2,680,258

The terms and contractual conditions in agreements entered by Portugal Telecom and subsidiaries are similar to those applicable to other independent entities in similar transactions. Activities developed in connections with those agreements include mainly:

•                  Call center services rendered by Mobitel to Vivo;

•                  Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for production, publishing and distribution of PT Comunicações’ telephone directories, as well as selling advertising space in the directories.

b) Shareholders

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. Transactions occurred during 2007 and balances as at 31 December 2007 between Portugal Telecom and its major shareholders are as follows(including VAT):

	Services		Interest and related
	rendered and		expenses obtained	Accounts	Accounts
Company	sales	Acquisitions	and (paid)	receivable	payable
Caixa Geral de Depósitos Group	34,598,987	4,725,489	4,430,690	7,250,860	151,343
Visabeira Group	28,838,011	74,637,100	—	15,259,295	23,648,630
BES Group	26,998,873	38,724,440	13,518,034	4,421,339	158,244
Barclays	233,439	9,986	(17,017,283)	180,224	—
Controlinveste	127,995	3,127,783	—	61,728	278,300
	90,797,305	121,224,798	931,441	27,173,446	24,236,517

The terms and contractual conditions in agreements entered by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services.

In connection with the incorporation of Brasilcel, Portugal Telecom and Telefónica entered into a strategic agreement, which allows Portugal Telecom to acquire up to 1.5% of Telefónica’s share capital and Telefónica to acquire up to 10% of Portugal Telecom’s share capital. As at 31 December 2007, Telefónica held 9.16% of Portugal Telecom’s share capital.

Portugal Telecom entered into a Shareholders’ Agreement with Telefónica to manage Vivo and is party to certain international traffic agreements with Telefónica Group companies, which have substantially the same conditions as similar agreements with independent parties.

c) Other

During the years ended 31 December 2007 and 2006, the remunerations of executive and non-executive board members, which were established by the Remunerations Committee, are as follows:

	2007			2006
		Variable			Variable
		Performance			Performance
	Fixed	Plan	Non- recurring	Fixed	Plan	Non- recurring
Executive board members	4,039,271	3,692,969	5,480,331	4,669,866	3,812,872	9,705,048
Non-executive board members	1,280,272	—	—	1,611,589	299,639	966,876
	5,319,543	3,692,969	5,480,331	6,281,455	4,112,511	10,671,924

The variable component of remunerations of the Board of Directors include extraordinary payments to board members, namely indemnities, termination payments, extraordinary bonus proposed by reference shareholders and approved by the Remunerations Committee  and hiring bonus. In 2007, indemnities amounted to approximately Euro 500 thousand.

During the years ended 31 December 2007 and 2006, fixed remuneration of key employees of the Portugal Telecom Group management amounted to Euro 7,093,734 and Euro 8,346,129, respectively, and variable remuneration amounted to Euro 4,554,000 and Euro 3,851,016, respectively.

The fixed and variable remunerations of the Portugal Telecom Group officers, as described under paragraph 3 of article 248-B pf the Portuguese Securities Code, are determined within each Group’s operating company, through a compensation committee composed by four directors of Portugal Telecom and its Corporate Officer with responsibilities concerning Human Resources. As to the determination of the fixed remunerations, an internal harmonisation procedure has been carried out, taking into account each officer’s functions and the companies where such functions have been performed, and a benchmark with similar companies has also been done. Officers’ variable remunerations are determined by the above mentioned compensation committees of the operating subsidiary companies based on such companies’ results taking into account both quantitative indicators, namely operational (such as ARPU, Churn and Net Adds) and financial (such as EBITDA, CAPEX and OPEX) and qualitative indicators (such as management and leadership), which are weighted as a whole together with the functions performed by the officer and the importance of the operating company within the Portugal Telecom Group.

In addition to the above mentioned remunerations, Executive Board members and key employees are also entitled to fringe benefits that are primarily utilized in their daily functions, in connection with a policy defined for the Portugal Telecom Group, and some of them are also entitled to post retirement benefits under the plans of PT Comunicações, as described in Note 9.

One of Portugal Telecom’s non-executive board members is executive director of “Heidrick & Struggles - Consultores de Gestão, Lda”, which during the normal course of business rendered consultancy services to Portugal Telecom amounting to approximately Euro 3.6 million.

46.       Litigation

46.1. Regulatory authorities

a) Claims for municipal taxes and fees

Pursuant to a statute enacted on 1 August 1997, as an operator of a basic telecommunications network, Portugal Telecom was exempt from municipal taxes and rights-of-way and other fees with respect to its network in connection with its obligations under the Concession. The Portuguese Government has advised Portugal Telecom in the past that this statute confirmed the tax exemption under our Concession. The Portuguese Government has advised Portugal Telecom it will continue to take the necessary actions in order for PT Comunicações to maintain the economic benefits contemplated by the Concession. At this time, Portugal Telecom cannot be sure that the Portuguese courts will accept that this statute resolves claims for municipal assessments and taxes for the period prior to its enactment.

In 1999, the municipality of Oporto filed a lawsuit claiming the repayment of taxes and other fees in connection with the use by PT Comunicações of public rights-of-way in 1998. The Lower Tax Court of Oporto ruled in favor of PT Comunicações in March 2003, declaring the regulations of the Municipality of Oporto, under which such taxes and other fees were deemed to be owed by PT Comunicações, to be unconstitutional. The Municipality of Oporto subsequently appealed this decision to the Administrative Central Court, and then PT Comunicações submitted its response thereto. This appeal is pending before the Administrative Central Court.

If this claim is upheld against PT Comunicações, other municipalities might seek to make or renew claims against PT Comunicações. Portuguese law provides for a four-year statute of limitations for claims for taxes or other similar governmental charges. The statute of limitation for taxable events that occurred prior to 1 January 1998 is five years.

Since the statute of limitations for such claims has expired, Portugal Telecom do not expect that any further claims will be made against PT Comunicações, but Portugal Telecom cannot be certain about this.

Law 5/2004 of 10 February 2004 established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005 but does not affect the lawsuit described above pursuant to the former statute.

Some municipalities however, continue to persive that the Law 5/2004 of Febuary 10th 2004 does not expressly revoke other taxes that the municipalities wish to establish, because the Law 5/2004 is not applicable to the public municipality domain, as well as to the private municipality domain, but instead it is applicable to the public federal domain, as well as to the private federal domain and to regional public domain, as well as to the private regional domain.

Presently there exists a claim between the Municipality of Seixal and PT Comunicações, and we believe that the same will occur with the Municipality of Aveiro.

b) Regulatory Proceedings

Portugal Telecom Group companies are regularly involved in regulatory inquiries and investigations involving their operations. In addition, ANACOM, the European Commission, and the Autoridade da Concorrência regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Current inquires and investigations include several investigations by the Autoridade da Concorrência related to (i) PT.com (this complaint was formerly against Telepac, which merged with PT.com in December 2004); and (ii) PT Comunicações for alleged anti-competitive practices in the public wireline telephone market and for granting discriminatory discounts on leased lines. Portugal Telecom considers that group companies have consistently followed a policy of compliance with all relevant laws. The Group continually reviews commercial offers in order to reduce the risk of competition law infringement. The Group believes that most of the complaints that have resulted in such investigations should be dismissed due to the nature of the alleged abuses and the novelty of the relevant competition laws. However, if group companies are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, they could become subject to penalties, fines, damages or other sanctions. It is however permitted under Portuguese law to appeal any adverse decision to the Courts. The appeal will suspend the decisions of Autoridade da Concorrência.

In 2004, the Autoridade da Concorrência initiated a proceeding against PT Comunicações, referred to as a “statement of objections”, alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed. In June 2005, the Autoridade da Concorrência issued a revised “statement of objections” on this matter. PT Comunicações has responded to this “statement of objections” and does not believe it has violated applicable law and regulations. However, on 1 August 2007, the Autoridade da Concorrência imposed a fine of Euro 38 million on PT Comunicações. PT Comunicações appealed to the Commerce Court of Lisbon, on 30 August 2007. This appeal suspends the decision of Autoridade da Concorrência.

In April 2007, the Autoridade da Concorrência acused PT Comunicações of alleged abuse of dominant position for granting dicriminatory discounts on lease lines. In response to this acusation, PT Comunicações contested the alleged by the Autoridade da Concorrência. PT Comunicações is permitted under Portuguese law to appeal any adverse decision of the Autoridade da Concorrência to the Courts. The appeal suspends the decision of the Autoridade da Concorrência.

On 8 June 2005, Portugal Telecom was informed through the press that Sonaecom, SGPS, SA (“Sonaecom” – a competitor of Portugal Telecom) had filed a complaint against it with the European Commission, under article 82 of the EU Treaty, alleging abuse of dominant position in the Portuguese market in connection with the Company’s provision of fixed line services through the subsidiary PT Comunicações. Sonaecom requested that the European Commission require Portugal Telecom to separate its cable television and fixed line telecommunications operations—a so-called “structural remedy’’. However, on 2 February 2006 the Commission responded that the complaint should be addressed to the Portuguese Autoridade da Concorrência. To Portugal Telecom knowledge, proceedings before the European Commission related to this complaint are now closed. Portugal Telecom has not received further information about whether Sonaecom intends to pursue this matter with the Autoridade da Concorrência, following the spin-off of the PT Multimédia business.

Sonaecom has also submitted a complaint to the European Commission alleging illegal “state aid” in connection with the Portuguese Government’s sale of the basic telecommunications network to PT Comunicações in 2002 and the exemption from the payment of municipal taxes granted to PT Comunicações as part of its Concession Agreement.

Sonaecom is claiming that the purchase price for the basic network was below market value, thereby adversely affecting the Portuguese State. Sonaecom also claims that the absence of a public tender offer and the absence of independent valuations to set a minimum disposal price constituted “state aid’’. Pursuant to its Concession Agreement, PT Comunicações was exempted from the payment of municipal taxes from 1995 until such exemption was revoked by Law 5/2004 of 10 February 2004. This is in contrast to the situation affecting new telecommunications operators after the liberalization of the telecoms market in 2000. In order for new operators to build their infrastructure, they were required to pay municipal taxes for the use of municipal sub-soil. Sonaecom claims this discrimination against new operators represents a case of illegal “state aid’’ which harmed both new operators and the municipalities. Portugal Telecom have not received information from the European Commission or the Portuguese authorities regarding this complaint.

In April 2006, the European Commission sent a formal request to the Portuguese Government to abandon the special rights it holds as the sole owner of Portugal Telecom’s Class A shares. The European Commission believes that the special powers granted to the Portuguese Government through the sole ownership of the Class A shares act as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. Should the Portuguese authorities not take satisfactory steps to remedy the alleged infringement of EU law, the European Commission may decide to refer the case to the European Court of Justice. As at 31 January 2008, the European Commission informed that the case over special rights held by the Portuguese State in Portugal Telecom was referred to the European Court of Justice. As at 31 January 2008, the European Commission informed that the case related to the special rights that the Portuguese Government holds over Portugal Telecom would be trialled by the European Justice Court.

c) Other Legal Proceedings

On 23 April 2001, PT Comunicações submitted a claim to the Lisbon administrative court, contesting the legality of an ANACOM administrative decision of 21 February 2001, which instructed PT Comunicações to change its billing structure for the connection of ISPs to its fixed line network from a model based on revenue sharing to one based on call origination charges and established maximum prices that PT Comunicações is permitted to charge ISPs for Internet interconnection service. PT Comunicações has claimed that ANACOM’s administrative decision was issued in contravention of Portuguese and EU law. If PT Comunicações is successful in its initial claim, it plans to request compensation for any losses suffered in connection with the implementation of its reference Internet access offer of 1 March 2001.

In April 2003, TVI-Televisão Independente, SA, or TVI, a television company, filed a claim against the Portuguese State and PT Comunicações in the Lisbon Administrative Court. In 1990, TVI and SIC, another television company, were awarded licenses for the provision of television channels pursuant to a public tender process. TVI claims that when it tendered for the television channel license, it chose not to use the publicly-owned backbone network to carry its signals but to build and operate its own network, and that it made this decision on the basis of the prices of the publicly-owned backbone network. TVI argues that when PT Comunicações subsequently took control over that network and became the provider of that network for carriage of television signals, PT Comunicações lowered the prices (on which TVI argues it based its decision) charged to SIC and RTP, the national television company, and that this violated several principles and provisions of Portuguese law. The price decreases are alleged to have been made under the Pricing Convention entered into by Portugal Telecom with the Portuguese State and the Portuguese telecommunications regulator in 1997, which regulated our network prices.

TVI is claiming an amount of about Euro 64 million from the Portuguese State and PT Comunicações. TVI claims that this amount reflects the excess of the cost to it of building and operating its own network over the prices it would have paid had it chosen to use the publicly-owned backbone network, as well as loss of profit which it would have made had it used that network, which TVI argues is more extensive and more developed than its own. PT Comunicações strongly disagrees with TVI’s claims. On 20 June 2003, PT Comunicações submitted its response to TVI’s claim, arguing that (i) the statute of limitations on TVI’s claim for compensation has run because the claim relates to events that occurred more that ten years ago, (ii) the decrease in prices charged by PT Comunicações for the use of the publicly-owned backbone network did not violate Portuguese law because it does not require that the prices charged for use of such network remain unchanged; and (iii) TVI’s claim for damages and losses is neither legally nor factually sustainable. The Portuguese State has also submitted its response to TVI’s claim, and PT Comunicações is currently waiting for the Lisbon Administrative Court to set a date for the preliminary hearing.

In September 2003, HLC - Telemedia, SGPS, S.A., Horácio Luís de Brito Carvalho and HLC - Engenharia e Gestão de Projectos, SA (collectively, “HLC’’) filed a law suit against PT Comunicações in the Lisbon Civil Court seeking to be compensated by Euro 15 million. HLC is arguing that PT Comunicações (i) ceased rendering fixed telephone services; (ii) ceased rendering interconnection services; and (iii) interrupted the rendering of PT Comunicações’ leased line services and that these actions caused HLC to go bankrupt, injured HLC’s image and resulted in Horácio Luís de Brito Carvalho becoming personally liable for certain of HLC’s losses. PT Comunicações disagrees with HLC’s claim and responded to it in November 2003. HLC answered this response in December 2003. The Lisbon Civil Court has determined which facts have been established in connection with this claim and which facts have yet to be established. PT Comunicações is now waiting for the court to set a date for the final hearing.

In March 2004, TV TEL Grande Porto - Comunicações, SA, or TVTEL, a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TV TEL alleged that PT Comunicações, since 2001, has unlawfully restricted and/or refused access to the telecommunication ducts of PT Comunicações in Oporto, thereby undermining and delaying the installation and development of TV TEL’s telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and CATVP–TV Cabo Portugal, S.A, a PT Multimédia subsidiary and a direct competitor of TV TEL.

TV TEL is claiming an amount of approximately Euro 15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defense to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações’s ducts, (2) all of TV TEL’s requests were lawfully and timely responded to by PT Comunicações according to its general infrastructure management policy, and (3) TV TEL’s claims for damages and losses were not factually sustainable. The preliminary hearing in this proceeding has been completed and PT Comunicações expects that a date for a trial will be set in the near future.

46.2. Claims and legal actions

Proceedings with probable losses

As at 31 December 2007 and 2006, there were several claims and legal actions against certain subsidiaries of the Group in which losses are considered probable in accordance with the definitions of IAS 37. For those claims and legal actions, the Group recorded provisions (Note 39), based on the opinion of its internal and external legal counsel, to cover the probable future outflows, as follows:

	2007	2006

Civil claims	45,080,214	34,589,283
Labor claims	18,964,920	15,915,554
Other	5,438,968	1,882,105
	69,484,102	52,386,942

Proceedings with possible losses

As at 31 December 2007 and 2006, there were several claims and legal actions against certain subsidiaries of the Group, for which the most important ones are described above and whose settlement is considered to be possible based on the information provided by its legal counsel. The nature of those claims and legal actions is as follows:

	2007	2006

Civil claims	164,377,467	155,603,666
Labor claims	36,011,041	21,521,774
Other (i)	526,363,887	396,550,612
	726,752,395	573,676,052

(i)             In 2007, this caption includes Euro 441 million related to Portugal Telecom’s 50% share in possible contingencies at Vivo, which are primarily related to tax issues, including income taxes and other indirect taxes, and an amount of Euro 71 million related to possible tax contingencies at companies operating in Portugal.

In addition to the above mentioned contingencies, during 2007 Portugal Telecom received a tax inspection report for the years 2004 and 2005, raising questions to the deductability of certain financial costs incurred in 2004 and 2005 amounting to Euro 100 million and Euro 97 million, respectively. As at 31 December 2007, Portugal Telecom had not yet received any additional liquidation relating to this matter and, based on the opinion of its tax advisers, it believes that even if this liquidation is received in the future, there are arguments that support the Company’s position.

47.       Subsequent events

There were no relevant events after 31 December 2007.

EXHIBIT

a.                     Subsidiary companies

b.                     Associated companies

c.                     Companies consolidated using the proportional method

I. Subsidiaries

The following companies were included in the consolidation as at 31 December 2007 and 2006.

Subsidiaries located in Portugal:

			Percentage of ownership
	Head		Dec 2007		Dec 2006
Company	office	Activity	Direct	Effective	Effective

Portugal Telecom (parent company) (Note 1)	Lisbon	Holding company.

Cabo TV Açoreana, SA (a)	Ponta Delgada	Distribution of television signals by cable and satellite in the Azores area.	—	—	48.98%

Cabo TV Madeirense, SA (a)	Funchal	Distribution of television signals by cable and satellite in the Madeira area.	—	—	41.92%

DCSI – Dados, Computadores e Soluções Informáticas, Lda. (b)	Lisbon	Provision of IT systems and services.	—	—	100.00%

Directel - Listas Telefónicas Internacionais, Lda. (“Directel”)	Lisbon	Publication of telephone directories and operation of related data bases.	Africatel (100%)	78.00%	100.00%

Empracine - Empresa Promotora de Actividades Cinematográficas, Lda. (a)	Lisbon	Developing activities on movies exhibition.	—	—	58.36%

Empresa de Recreios Artísticos, Lda. (“ERA”) (a)	Lisbon	Cinema exhibition.	—	—	53.65%

Fundação PT (c)	Lisbon	Provide social care services.	Portugal Telecom (51%) PT Comunicações (18%) TMN (18%) PT Inovação (2.5%)	89.50%	95.64%

Grafilme – Sociedade Impressora de Legendas, Lda. (a)	Lisbon	Providing services on audiovisual subtitling.	—	—	32,46%

Infonet Portugal – Serviços de Valor Acrescentado, Lda	Lisbon	Commercialization of value addedproducts and services in the área of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	90.00%	90.00%

Janela Digital - Informativo e Telecomunicações, Lda (“Janela Digital”) (c)	Caldas da Rainha	Development of IT solutions to the real state market.	PT.com (50%)	50.00%	50.00%

Lusomundo Audiovisuais, SA (a)	Lisbon	Import, commercialization, distribution and production of audiovisual products.	—	—	58.43%

Lusomundo Cinemas, SA (a)	Lisbon	Cinema exhibition.	—	—	58.43%

Lusomundo Editores, SA (a)	Lisbon	Movies distribution.	—	—	58.43%

			Percentage of ownership
	Head		Dec 2007		Dec 2006
Company	office	Activity	Direct	Effective	Effective

Lusomundo - Sociedade Investimentos Imobiliários, SGPS, SA (“Lusomundo SII”) (a)	Lisbon	Management of Real Estate.	—	—	58.36%

Lusomundo Imobiliária 2, SA (a)	Lisbon	Management of Real Estate.	—	—	58.24%

Portugal Telecom Inovação, SA (“PT Inovação”)	Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	Portugal Telecom (100%)	100.00%	100.00%

Previsão – Sociedade Gestora de Fundos de Pensões, SA (“Previsão”)	Lisbon	Pension fund management.	Portugal Telecom (82.05%)	82.05%	78.12%

Postal Network - Prest. Serviços de Gestão Infra-estrut.cominic. ACE (c)	Lisbon	Providing postal network services.	PT Prime (51%)	51.00%	51.00%

PT Acessos de Internet Wi-Fi, SA	Lisbon	Provides wireless Internet access services.	Portugal Telecom (100%)	100.00%	100.00%

Portugal Telecom – Associação de Cuidados de Saúde (c)	Lisbon	Provide services of medical care	PT Comunicações (93.90%) PT Prime (6.10%)	100.00%	100.00%

PT Centro Corporativo, SA	Lisbon	Providing consultant service to Group companies.	Portugal Telecom (100%)	100.00%	100.00%

PT Comunicações, SA (“PT Comunicações”)	Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	PT Portugal (100%)	100.00%	100.00%

PT Compras – Serviços de Consultoria e Negociação, SA	Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100%)	100.00%	100.00%

PT Contact - Telemarketing e Serviços de Informação, SA (“PT Contact”)	Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Comunicações (100%)	100.00%	100.00%

PT Conteúdos - Actividade de Televisão e de Produção de Conteúdos, SA (former TV Cabo Audiovisuais) (a)	Lisbon	Production and sale of television programs and advertising management.	—	—	58.43%

PT Corporate	Lisbon	Providing all services available in the Group, in the fixed line and mobile telecommunications and information systems.	PT Comunicações (100%)	100.00%	100.00%

PT Investimentos Internacionais, SA (“PT II”)	Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	Portugal Telecom (100%)	100.00%	100.00%

PT Meios - Serviços de Publicidade e Marketing, SA (d)	Lisbon	Purchase, sale and exchange of space advertising, analysis of marketing investment projects.	—	—	100.00%

PT Móveis - Serviços de Telecomunicações, SGPS, SA (“PT Móveis”)	Lisbon	Management of investments in the mobile business.	TMN (100%)	100.00%	100.00%

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, SA (a)	Lisbon	Management of investments in the multimedia business.	—	—	58.43%

			Percentage of Ownership
	Head		Dec 2007		Dec 2006
Company	Office	Activity	Direct	Effective	Effective

PT Multimédia - Serviços de Apoio à Gestão , SA (a)	Lisbon	Providing management support services.	—	—	58.43%

PT Portugal, SGPS, SA	Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%

PT Prestações-Mandatária de Aquisições e Gestão de Bens, SA (“PT Prestações”)	Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100.00%	100.00%

PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, SA	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	PT Comunicações (100%)	100.00%	100.00%

PT Prime Tradecom – Soluções Empresariais de Comércio Electrónico, SA (“Tradecom”)	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (66%)	66.00%	66.00%

PT Pro, Serviços Administrativos e de Gestão Partilhados, SA	Lisbon	Shared services center.	Portugal Telecom (100%)	100.00%	100.00%

Pro Share (e)	Lisbon	Shared services center.	PT Pro (50%)	50.00%	—

PT Rede Fixa, SGPS, SA	Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%

PT Sistemas de Informação, SA (“PT SI”)	Oeiras	Provision of IT systems and services.	Portugal Telecom (99.8%) PT Comunicações (0.1%) TMN (0.1%)	100.00%	100.00%

PT Televisão por Cabo, SGPS, SA (a)	Lisboa	Management of investments in television by cable market.	—	—	58.43%

PT Ventures, SGPS, SA (“PT Ventures”)	Lisbon	Management of investments in international markets.	Portugal Telecom (100%)	100.00%	100.00%

PT.com – Comunicações Interactivas, SA	Lisbon	Services rendered development and sale of communication product services, information and multimedia services.	PT Comunicações (100%)	100.00%	100.00%

PT Imobiliária, SA	Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	100.00%

Superemprego - Sistemas de Informação para Gestão de Recursos Humanos, SA (c)	Lisbon	Management and collection of information about the labor market.	PT.com (63.75%)	63.75%	63.75%

Telemática - Consultores de Telecomunicações e Informática, Lda.(f)	Lisbon	Supply of computer equipment, training and installations.	—	—	100.00%

			Percentage of Ownership
	Head		Dec 2007		Dec 2006
Company	Office	Activity	Direct	Effective	Effective

TMN – Telecomunicações Móveis Nacionais, SA	Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	PT Portugal (100%)	100.00%	100.00%

TPT - Telecomunicações Públicas de Timor, SA (“TPT”)	Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Ventures (75.16%) PT Ásia (0.98%)	76.14%	76.14%

TV Cabo Portugal, SA (a)	Lisbon	Distribution of television by cable, conception, realization, production and broadcasting of television programs, operation of telecommunications services.	—	—	58.43%

Web-Lab, SGPS, SA (b)	Lisbon	Managemnt of investments.	—	—	90.00%

(a)     These companies were included in the Multimedia business and are no longerpart of the Portugal Telecom Group following the conclusion of the spin-off of this business on November 2007.

(b)    These companies were liquidated during 2007.

(c)     These companies were consolidated by the equity method in 2007.

(d)    This company was merged into PT Compras on December 2007.

(e)     This company was incorporated during the fourth quarter of 2007 by PT Pro and PT Multimédia with the purpose of being the shared services center of PT Multimédia. This company was accounted for by the equity method during 2007.

(f)       This company was merged into PT Contact on August 2007.

Subsidiaries located in Brazil:

			Percentage of Ownership
	Head		Dec 2007		Dec 2006
Company	Office	Activity	Direct	Effective	Effective

Mobitel, SA	São Paulo	Call center services.	PT Brazil (100%)	100.00%	100.00%

Portugal Telecom Brazil, SA (“PT Brazil”)	São Paulo	Management of investments.	Portugal Telecom (99.95%) PT Comunicações (0.05%)	100.00%	100.00%

Portugal Telecom Inovação Brazil, Ltda.	São Paulo	Development of information technologies and telecommunications services.	PT Inovação(100%)	100.00%	100.00%

PT Multimedia.com Brazil, Ltda. (“PTM.com Brazil”)	São Paulo	Management of investments.	PT Brazil (100%)	100.00%	100.00%

PT Multimedia.com Participações, SA (a)	São Paulo	Management of investments.	—	—	100.00%

(a)     This company was liquidated during 2007.

Subsidiaries located in Africa:

			Percentage of Ownership
	Head		Dec 2007		Dec 2006
Company	Office	Activity	Direct	Effective	Effective

Cabo Verde Móvel	Praia	Mobile telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	31.20%	40.00%

Cabo Verde Multimédia	Praia	Multimedia telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	31.20%	40.00%

Cabo Verde Telecom	Praia	Fixed and mobile telecommunications services in Cabo Verde.	Africatel (40%)	31.20%	40.00%

Contact Cabo Verde – Telemarketing e Serviços de Informação, SA	Praia	Call and contact center services.	PT Contact (100%)	100.00%	100.00%

CST – Companhia Santomense de Telecomunicações, SARL.	São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	Africatel (51%)	39.78%	51.00%

Directel Cabo Verde – Serviços de Comunicação, Lda.	Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%) Cabo Verde Telecom (40%)	59.28%	76.00%

Directel Uganda – Telephone Directories, Limited (a)	Uganda	Publication of telephone directories.	Directel (100%)	78.00%	100.00%

Elta - Empresa de Listas Telefónicas de Angola, Lda.	Luanda	Publication of telephone directories.	Directel (55%)	42.90%	55.00%

Guinetel, S.A. (a)	Bissau	Provision of public telecommunications services.	Africatel (55%)	42.90%	55,00%

Kenya Postel Directories, Ltd.	Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (60%)	46.80%	60.00%

LTM - Listas Telefónicas de Moçambique, Lda.	Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	Directel (50%)	39.00%	50.00%

Lusomundo Moçambique, Lda. (b)	Maputo	Cinema exhibition.	—	—	58.43%

Mobile Telecommunications Limited	Namíbia	Mobile cellular services operator	Africatel (34%)	26.52%	34.00%

(a)          These companies were consolidated by the equity method in 2007.

(b)         This company was included in the Multimedia business and is no longerpart of the Portugal Telecom Group following the conclusion of the spin-off of this business on November 2007.

Other subsidiaries:

			Percentage of Ownership
	Head		Dec 2007		Dec 2006
Company	Office	Activity	Direct	Effective	Effective

AGTEL, BV (a)	Amsterdam	Management of investments.	PT Ventures (100%)	100.00%	—

Archways (b)	Beijing	Remote access services.	China Pathway Logistics BV (70%)	46.20%	46.20%

Canal 20 TV, SA (c)	Madrid	Distribution of TV products.	—	—	29.22%

China Pathway Logistics BV	Amsterdam	Management of investments.	PT Ventures (66,00%)	66.00%	66.00%

CVTEL, BV (a)	Amsterdam	Management of investments.	PT Ventures (100%)	100.00%	—

Directel Macau – Listas Telefónicas, Lda. (d)	Macau	Publication of telephone directories and operation of related databases in Macau.	—	—	80.00%

Direct Media Ásia	Hong Kong	Publication of B2B and other related telephone directories either in paper or electronic support.	Direcel (99%) PT Ásia (1%)	78.22%	100.00%

Lea Louise BV (e)	Amsterdam	Management of investments.	—	—	100.00%

Lusomundo España, SL (“Lusomundo Espana”) (c)	Madrid	Management of investments relating to activities in Spain in the audiovisuals business.	—	—	58.43%

Africatel (f)	Amsterdam	Management of investments	PT Ventures (78%)	78.00%	100.00%

Portugal Telecom Argentina S.A. (g)	Buenos Aires	Provider of telecommunications services.	Portugal Telecom (10.01%) PT Ventures (40.00%)	50.01%	50.01%

Portugal Telecom Ásia, Lda. (“PT Ásia”)	Macau	Promotion and marketing of telecommunications services.	Portugal Telecom (95.92%) PT Comunicações (4.04%)	99.96%	99.96%

Portugal Telecom Europa, S.P.R.L. (“PT Europa”) (g)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98.67%)	98.67%	98.67%

Portugal Telecom Internacional Finance B.V	Amsterdam	Obtaining financing for the group in international markets.	Portugal Telecom (100%)	100.00%	100.00%

Timor Telecom, SA	Timor	Provider of telecommunications services in Timor	TPT (54.01%)	41.12%	41.12%

TV Cabo Macau, SA (d)	Macau	Distribution of television and audio signals, installation and operation of a public telecommunications system and provision of video services, in Macau.	—	—	87.49%

(a)	These companies were incorporated during 2007 and were consolidated by the equity method in 2007.

(b)	This company was fully consolidated for the first time in 2007. As at 31 December 2006, this company was accounted for by the equity method.

(c)	These companies were included in the Multimedia business and are no longerpart of the Portugal Telecom Group following the conclusion of the spin-off of this business on November 2007.

(d)	These investments were disposed of in 2007.

(e)	During the first half of 2007, PT Ventures has disposed 90% of its investement in this company, and therefore this company is no longera subsidiary of Portugal Telecom.

(f)	On July 2007, PT Ventures has disposed of 22% of its investment in this company.

(g)	These companies were consolidated by the equity method in 2007.

II. Associated companies

The associated companies as at 31 December 2007 and 2006 are as detailed below.

Associated companies located in Portugal:

			Percentage of ownership
	Head		Dec 2007		Dec 2006
Company	Office	Activity	Direct	Effective	Effective

BEST – Banco Electrónico de Serviço Total, SA (“Banco Best”)	Lisbon	Provision of e.banking services.	PT.com (34%)	34.00%	34.00%

Caixanet - Telemática e Comunicações, SA	Lisbon	Provision of e.banking services.	PT Prime (10%) PT SI (5%)	15.00%	15.00%

Distodo - Distribuição e Logística, Lda. (a)	Lisbon	Stocking, sale and distribution of audiovisual material.	—	—	29.22%

Entigere – Entidade Gestora Rede Multiserviços, Lda.	Lisbon	Networks management.	PT Ventures (25%)	25.00%	29.00%

INESC – Instituto de Engenharia de Sistemas e Computadores, SA	Lisbon	Scientific research and technological consultancy.	Portugal Telecom (26.36%) PT Comunicações (9.53%)	35.89%	35.89%

Lisboa TV – Informação e Multimedia, SA (a)	Lisbon	Television operations, notably production and commercialization of programs and publicity.	—	—	23.37%

Multicert – Serviços de Certificação Electrónica, SA	Lisbon	Supply of electronic certification services.	PT Prime (20%)	20.00%	20.00%

Octal TV, SA. (a)	Lisbon	Development, commercialization, training and consultancy in systems for interactive and broad band television.	—	—	11.69%

Páginas Amarelas, SA (“Páginas Amarelas”)	Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (24.88%) PT Prime (0.125%)	25.00%	25.00%

Siresp – Gestão de Rede Digitais de Segurança e Emergência, SA	Lisbon	Networks management.	PT Ventures (30.55%)	30.55%	15.27%

SGPICE – Sociedade de Gestão de Portais de Internet e Consultoria de Empresas, SA	Lisbon	Developing activities providing global products and services for internet support.	PT Comunicações (11.11%) Portugal Telecom (11.11%)	22.22%	28.72%

Socofil – Sociedade Comercial de Armazenamento e Expedição de Filmes, Lda. (a)	Lisbon	Distribution, exhibition, import and export of audiovisual products.	—	—	26.29%

Sportinvest Multimédia, SGPS, SA	Lisbon	Management of investments.	Portugal Telecom (50%)	50.00%	50.00%

Tele Larm Portugal – Transmissão de Sinais, SA	Lisbon	Provision of transmission, services, supervision of alarms, telemeasurement, telecontrol and data exchange services.	PT Prime (50%)	50.00%	50.00%

TV Lab - Serviços e Equipamentos Interactivos, SA	Lisbon	Developing digital tv interactive solutions.	PT.com (50%)	50.00%	50.00%

Wisdown Tele Vision – Serviços e Produtos de Televisão, Lda	Lisbon	Development of services and products related to new technology in the TV market	PT .com(50%)	50.00%	50.00%

(a)	These companies were included in the Multimedia business and are no longerpart of the Portugal Telecom Group following the conclusion of the spin-off of this business on November 2007.

Associated companies located in Africa:

			Percentage of ownership
	Head		Dec 2007		Dec 2006
Company	Office	Activity	Direct	Effective	Effective

Guiné Telecom – Companhia de Telecomunicações da Guiné-Bissau, S.A.SAR.L.	Bissau	Provision of public telecommunications services.	Africatel (40.14%)	31.31%	40.14%

Médi Télécom	Casablanca	Provision of mobile services in Morocco.	PT Móveis (32.18%)	32.18%	32.18%

Multitel - Serviços de Telecomunicações, Lda.	Luanda	Provision of data communications services and digital information communication services, in Angola.	Africatel (35%)	27.30%	35.00%

Teledata de Moçambique, Lda.	Maputo	Operation and commercialization of public data telecommunications services and other telematic services.	Africatel (50%)	39.00%	50.00%

Unitel	Luanda	Mobile telecommunications services, in Angola.	Africatel (25%)	19.50%	25.00%

Other associated companies:

			Percentage of ownership
	Head		Dec 2007		Dec 2006
Company	Office	Activity	Direct	Effective	Effective

CTM – Companhia de Telecomunicações de Macau, SAR.L.	Macau	Provision of public telecommunications services, in Macau.	PT Comunicações (3%) PT Ventures (25%)	28.00%	28.00%

Hungaro Digitel KFT	Budapest	Provision of telecommunications services.	PT Ventures (44.62%)	44.62%	44.62%

Telesat - Satellite Communications, Limited (a)	Macau	Operation of land based satellite stations, commercialization of private telecommunications network services.	—	—	22.22%

UOL, Inc.	São Paulo	Provides Internet services and produces Internet contents.	PT SGPS(22.17.%)PT Brazil (6.83%)	29.00%	29.00%

(a)          This company was disposed of in 2007.

III. Companies consolidated using the proportional method

Companies consolidated using the proportional method located in Brazil:

			Percentage of ownership
	Head		Dec 2007		Dec 2006
Company	Office	Activity	Direct	Effective	Effective

Avista	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%

Vivo, SA (a)	Curitiba	Mobile cellular services operator.	Vivo Participações (100%)	31.38%	31.38%

Portelcom Participações, SA (“Portelcom”)	São Paulo	Management of investments.	Brasilcel (60.15%) Ptelecom Brazil (39.85%)	50.00%	50.00%

Ptelecom Brazil, SA (“Ptelecom”)	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%

Sudeste Celular Participações, SA (“Sudeste Celularl”)	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%

Tagilo Participações, Lda. (“Tagilo”)	São Paulo	Management of investments.	Brasilcel (100.%)	50.00%	50.00%

TBS Celular Participações, SA (“TBS”)	São Paulo	Management of investments.	Brasilcel (73.27%); Sudeste Celular(22.99)	48.13%	48.13%

Vivo Participações, SA (“Vivo Participações”) (a)	São Paulo	Management of investments.	Brasilcel (40.85%) Portelcom (4.68%) Sudestecel (6.22%) TBS (4.87%) Avista (3.91%) Tagilo (2.41%)	31.38%	31.38%

(a)     As at 31 December 2007, the voting rights in Vivo Participações are 44.43%.

Companies consolidated using the proportional method located in other countries:

			Percentage of ownership
	Head		Dec 2007		Dec 2006
Company	Office	Activity	Direct	Effective	Effective

Brasilcel, N.V. (“Brasilcel”)	Amsterdam	Management of investments.	PT Móveis (50.00%)	50.00%	50.00%

Sport TV Portugal, SA (a)	Lisbon	Conception, production, realization and commercialization of sports programs for telebroadcasting, purchase and resale of the rights to broadcast sports programs for television and provision of publicity services	—	—	29.22%

(a)          This companies was included in the Multimedia business and is no longerpart of the Portugal Telecom Group following the conclusion of the spin-off of this business on November 2007.

Report and opinion of the Audit Committee

English version of the original report in Portuguese

AUDIT COMMITTEE REPORT

TO THE CONSOLIDATED ANNUAL REPORT

FOR THE YEAR OF 2007

1 – Introduction

Following the amendments to its By-laws approved by the General Shareholders Meeting held on June 22nd, 2007, Portugal Telecom, SGPS, S.A. (the “Company” or “PT SGPS”) has established a corporate model under which an Audit Committee and a Statutory Auditor are responsible for the supervision of the Company. On the same date, the General Shareholders Meeting has appointed the members of the current Audit Committee as well as the Company’s Statutory Auditor and its substitute, thus being dismissed the Supervisory Board in functions until then.

Pursuant to the terms and for the purpose of paragraph g) to Article 423-F of the Portuguese Companies Act and Article 28 of the By-laws, PT SGPS’s Audit Committee hereby presents its report to the Consolidated Annual Report for the year ended on December 31st, 2007.

2 – Supervisory activities

Within its responsibilities and for the purpose of complying with its functions as supervisory body since June 22nd, 2007, the Audit Committee has supervised the quality and integrity of the financial information disclosure processes.

English version of the original report in Portuguese

The Audit Committee held meetings with the responsibles for the preparation of the Consolidated Report and of the major subsidiaries, with the Independent Auditors and with the Statutory Auditor, having analyzed the main questions raised in the accounts’ closing and in the preparation of the management report. In addition, the Audit Committee has reviewed the Accounts Certificate (“Certificação Legal de Contas”) issued by the Statutory Auditor and the Independent Auditors’ Report, both referring to the aforementioned consolidated financial statements approved by the Board of Directors, which do not include any reserves.

The Audit Committee has overseen, since the beginning of its functions on June 22nd, 2007, the management and evolution of the Company’s businesses and its compliance with the applicable legal, regulatory and accounting rules.

In particular, the Audit Committee has monitored the execution and analyzed the impact on the financial condition of the following measures, implemented as a result of the remuneration policy approved at the Company’s General Shareholders Meeting, held on April 27th, 2007:

•                  A distribution of dividends in cash of 0.475 Euros per share relating to 2006 and paid in May 18th, 2007;

•                  The spin-off process of the former PT - Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. determining a reduction of the consolidated shareholder’s equity by 405,328,608 Euros;

•                  The changes to the Company’s share capital, in particular the share capital reduction of 3,091,695 Euros, throught the cancellation of 103,056,500 treasury shares, in the context of the execution of the share buyback program

English version of the original report in Portuguese

approved at the General Shareholders Meeting, which, up to December 31st, 2007, was executed in more than 50%.

The Audit Committee has also overseen the process and the financial impact of the Company’s offer of Exchangeable Bonds, with maturity date in 2014, up to 750 million Euros.

The Audit Committee has also supervised the qualifications, independence and work of the Company’s Independent Auditors and Statutory Auditor as well as of the quality, integrity and effectiveness of PT SGPS’s internal control and risk management system and internal audit function.

As far as the internal control system is concerned, we highlight that it was certified by the Company’s Independent Auditors in 2007, by reference to the year of 2006, in accordance with the requirements foreseen in Section 404 of the Sarbanes-Oxley Act and on the basis of the methodology defined by COSO (Committee of Sponsoring Organizations).

The aforementioned supervisory activities will be further detailed in the Audit Committee’s Activities Report relating to the year of 2007 to be disclosed in the Company’s website.

3 - Opinion on the consolidated report for the year 2007

In our opinion, the consolidated report for the year ended at December 31st, 2007, including the balance sheet, the income statements, the statements of recognized income and expenses, the cash flows statements and its attached notes, related to the year then ended, comply with the applicable accounting and legal provisions and the By-laws, thus the Audit

English version of the original report in Portuguese

Committee recommends its approval by PT SGPS’s General Shareholders Meeting.

Lisbon, 27 February, 2008

THE CHAIRMAN

(João Manuel de Mello Franco)

THE MEMBERS

(Thomaz Paes de Vasconcellos)

(José Guilherme Xavier de Basto)

Independent auditors’ Report

Deloitte & Associados, SROC S.A. Inscricão na OROC no 43 Registo na CMVM no 231 Edificio Atrium Saldanha Prase Duque de Saldanha, 1 - 6[o] 1050-094 Lisboa Portugal

AUDITORS’ REPORT

CONSOLIDATED FINANCIAL STATEMENTS

(Translation of a report originally issued in Portuguese)

Introduction

1.      Pursuant to the dispositions of article 245 of Portuguese Securities Market Code we hereby present our Auditors’ Report on the consolidated financial information contained in the Board of Directors’ Report and the consolidated financial statements of Portugal Telecom, SGPS, S.A. (“the Company”) for the year ended 31 December 2007, which comprise the consolidated balance sheet that presents a total of 13,122,170,886 Euros and shareholders’ equity of 2,081,810,188 Euros, including a net profit attributable to the shareholders of the Company of 741,859,736 Euros, the consolidated statements of profit and loss by nature, of cash flows and of recognised income and expenses for the year then ended and the corresponding notes.

Responsibilities

2.      The Company’s Board of Directors is responsible for: (i) the preparation of consolidated financial statements that present a true and fair view of the financial position of the companies included in the consolidation, the consolidated results of their operations, the consolidated cash flows and the consolidated statement of recognised income and expenses; (ii) the preparation of historical financial information in accordance with International Financial Reporting Standards as adopted in the European Union, which is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of appropriate system of internal control; and (iv) the disclosure of any significant facts that have influenced the operations of the companies included in the consolidation, their financial position and results of operations.

3.      Our responsibility is to audit the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our work.

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. Deloitte Touche Tohmatsu is an organization of member firms around the world devoted to excellence in providing professional services and advice, focused on client service through a global strategy executed locally in nearly 150 countries. With access to the deep intellectual capital of 120,000 people worldwide, Deloitte delivers services in four professional areas-audit, tax, consulting and corporate finance services-and serves more than one-half of the world’s largest companies, as well as large national enterprises, public institutions, locally important clients, and successful, fast-growing global growth companies. Services are not provided by the Deloitte Touche Tohmatsu Verein, and, for regulatory and other reasons, certain member firms do not provide services in all four professional areas.

As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte”, “Deloitte & Touche”, “Deloitte Touche Tohmatsu”, or other related names.

Capital Social: 500.000,00 euros - NIPC: 501 776 311 - Matriculada na CRC de Lisboa sob o no 11.743	Member of
Sede: Edificio Atrium Saldanha, Praca Duque de Saldanha, 1 - 6[o], 1050-094 Lisboa	Deloitte Touche Tohmatsu
Tel: +(351) 210 427 500 Fax: +(351) 210 427 950 - www.deloitte.com/pt
• Porto: Born Sucesso Trade Center, Praca do Bom Sucesso, 61 - 13[o], 4150-146 Porto - Tel +(351) 225 439 200 - Fax +(351) 225 439 650

Deloitte & Associados, SROC S.A. Inscricão na OROC no 43 Registo na CMVM no 231

Scope

4.      Our audit was performed in accordance with the Auditing Standards (“Normas Técnicas e as Directrizes de Revisão/Auditoria”) issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation.  An audit also includes verifying the consolidation procedures and that the financial statements of the companies included in the consolidation have been appropriately audited, assessing the adequacy of the accounting policies used, their uniform application and their disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, verifying the adequacy of the overall presentation of the consolidated financial statements and assessing if, in all material respects, the consolidated financial information is complete, true, timely, clear, objective and licit.  An audit also includes verifying that the consolidated financial information included in the Board of Directors’ Report is consistent with the consolidated financial statements.  We believe that our audit provides a reasonable basis for expressing our opinion.

Opinion

5.      In our opinion, the consolidated financial statements referred to in paragraph 1, present fairly in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. as of 31 December 2007 and the consolidated results of its operations, its consolidated cash flows and the recognised income and expenses for the year then ended, in conformity with International Financial Reporting Standards as adopted in the European Union  and the financial information contained therein is, in terms of the definitions included in the auditing standards referred to in paragraph 4, complete, true, timely, clear, objective and licit.

Lisbon, 28 February 2008

DELOITTE & ASSOCIADOS, SROC S.A.
Represented by Manuel Maria Reis Boto

Corporate Governance Report

The purpose of this report is to disclose the corporate governance structure and practices adopted by the Company with a view to complying with the provisions of the Recommendations of the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários - “CMVM”) on Corporate Governance of Listed Companies, as published in November 2005, as well as with the best international corporate governance practices. This report has been drawn up in accordance with article 7 of the Portuguese Securities Code (Código dos Valores Mobiliários) and the form attached to the CMVM Regulation no. 7/2001, as amended by the CMVM Regulations no. 11/2003, no. 10/2005 and no. 3/2006.

Additionally, this report aims to comply with the annual obligation to disclose the Company´s corporate governance structure and practice in detail, under the terms of article 245-A of the Portuguese Securities Code, which is applicable to issuers of shares admitted to trading on a regulated market.

The adoption of the new CMVM Recommendations on the corporate governance of listed companies is currently subject to analysis and implementation within the company, and any changes to the corporate governance structure and practice are expected to be adopted in the course of the current financial year and disclosed in the corporate governance report to be published in 2009.

CHAPTER 0.          COMPLIANCE STATEMENT

The Company fully adopts the CMVM Recommendations on the Corporate Governance of Listed Companies, as published in November 2005, except for Recommendations 4, 8 and 9, which are not complied with for the reasons identified hereunder.

The Chapters of this Corporate Governance Report that contain a description of the measures taken by the Company for compliance with the abovementioned CMVM Recommendations are identified hereunder.

CMVM RECOMMENDATION	COMPLIANCE	REPORT
I – Disclosure of Information:

1. The Company should ensure the existence of permanent contact	Yes	Chapter 3 § 7

CMVM RECOMMENDATION	COMPLIANCE	REPORT

with the market by observing the principle of shareholder equal treatment and preventing asymmetries in investor access to information. For such purpose, the company should create an investor relations department.

II – Exercise of Voting Rights and Shareholder Representation

2. The active exercise of voting rights, either directly, notably by correspondence, or by representation, should not be restricted. For this purpose, the following qualify as restrictions to the active exercise of voting rights: (a) any imposition of a prior deposit or share blocking period for participation in the general shareholders meeting in excess of 5 business days; (b) any bylaws restriction on voting by correspondence; (c) any imposition of an advance period for the receipt of voting declarations issued by correspondence in excess of 5 business days; and (d) the non-existence of voting bulletins available to shareholders for voting by correspondence.

	Yes	Chapter 4

III – Corporate Rules

3. The company should create an internal control system for an efficient detection of risks connected to the company business, to safeguard its assets and to the benefit of transparency in its corporate governance.

	Yes	Chapter 5 § 2

4. Measures adopted to prevent the success of takeover bids should respect the interests of the company and its shareholders. Among others, defensive clauses the effect of which is to automatically cause an erosion in the company’s assets in the case of control transition or of change in the composition of the management body, thus hindering the shares’ free transferability and shareholders’ free evaluation of the performance of members of the management body should be deemed contrary to such interests.	—	(1)

CMVM RECOMMENDATION	COMPLIANCE	REPORT
IV – Management Body

5.The management body should be composed of a plurality of members that effectively conduct the management of the company and its heads.	Yes	Chapter 2

5-A. The management body should include a sufficient number of non-executive directors whose role is to continuously follow up and evaluate the company’s management by its executive members. Members of other corporate bodies may play a complementary role, or ultimately a role of substitution if their respective supervisory powers are equivalent and actually exercised.

	Yes	Chapter 2 § 2

6. The non-executive members of the management body should include a sufficient number of independent members. Where there is only one non-executive director, he should also be independent. Independent members of other corporate bodies can play a complementary role, or ultimately a role of substitution if their respective supervisory powers are equivalent and actually exercised.

	Yes	Chapter 2 § 2

7. The management body should create internal control committees with powers to evaluate corporate structure and governance.	Yes	Chapter 2 § 4 and 8

8. The remuneration of the members of the management body should be structured in such a way as to allow the alignment of their interests with the company’s interests, and it should be annually disclosed on an individual basis.	No	(2)

8-A. A statement concerning corporate body remuneration policy should be submitted for consideration by the annual general shareholders meeting.	Yes	Chapter 2 § 6

9. The members of the compensation committee or its equivalent	No	(3)

CMVM RECOMMENDATION	COMPLIANCE	REPORT
should be independent in relation to the members of the management body.

10. The proposal pertaining to the approval of share allotment plans, and/or share call options or based on share price variations, to members of the management body and/or to employees should be submitted to the general shareholders meeting. The proposal should contain all the data as required for a correct evaluation of the plan. The proposal should be accompanied by the plan’s regulations or, where these have not yet been prepared, by the terms and conditions such regulations must comply with.

	Not applicable	Chapter 3 § 5

10-A. The company should adopt a policy for communication of irregularities allegedly occurred within the company, with the following data: indication of the means that can be used for internal communication of irregular practices, including the persons with legitimacy to receive such communications, indication of the treatment to be given to any such communications, including confidential treatment where the communicator so wishes. Such policy’s general guidelines should be disclosed in the company’s corporate governance report.

	Yes	Chapter 2 § 10

(1)              Although it is PT’s understanding that its Bylaws do not contain any defensive clauses which effect is to automatically cause an erosion in the company’s assets in case of change of control or change in the composition of the management body, the CMVM understood, in its Analysis of the Compliance with the Recommendations on the Corporate Governance of Listed Companies in 2006, that PT failed to comply with Recommendation no. 4.

As no change to the Bylaws has occurred in the meantime modifying those aspects pointed out by the CMVM in the abovementioned Analysis, it is PT’s understanding that it should consider such Recommendation as non-complied with, without prejudice to the points mentioned hereinafter.

In fact, except for the special rights in favour of the State as described further on, in this matter PT’s bylaws contain only a limitation on the counting of the votes of a single shareholder, whereby the votes cast by a single shareholder of ordinary shares, directly or through a representative, on his own behalf or as a representative of another shareholder, that exceed 10% of the total share capital, shall not be counted (article 13).

In truth, this provision, which intrinsically reflects – and historically arose in several European countries – a measure of expansion of shareholder democracy (by reducing the voting power of major shareholders and correspondingly expanding the voting power of minorities), is also normally understood to possibly interfere with the success of takeover bids. However, notwithstanding the corresponding effect of reduction in the number of takeovers (as higher levels of shareholder participation are required to obtain control), such measure is also deemed as an incentive to the existence of more attractive conditions of takeover bids, since only higher levels of acceptance by the addressees of such takeover bids allow the attainment of control thresholds.

Furthermore, within the context of the tender offer to which PT was subject during the 2006 financial year, the abovementioned provision of the bylaws (see reference to article 13 of the Bylaws above) was particularly visible. In fact, under the terms and conditions of the general tender offer over the shares representing PT´s share capital, which preliminary announcement was published on 6 February 2006 by the companies Sonaecom, SGPS, SA and Sonaecom, BV, the removal of the said voting restriction was a condition to which the tender offer was subject.

However, at the General Shareholders Meeting called for 2 March 2007 to vote for the said removal, even though merely within the context of the abovementioned tender offer, the proposal was rejected by a majority of votes cast and without the opposition of the class A shares.

Therefore, the situation remained unchanged, based on the conviction that limitations as provided for under the bylaws contribute to share capital dissemination and a greater transparency of the Company´s Corporate Governance.

In this way, the initial part of CMVM’s Recommendation seems to be complied with, in the meaning that the measures adopted to prevent (or which effect may be to prevent) the success of takeover bids should respect the interests of the company and its shareholders, which is the basis for all the examples included in the Recommendation.

(2)              The Company adopts means of alignment of the interests of its directors with the interests of the company.

Only the final part of the CMVM Recommendation no. 8, pertaining to the individualized disclosure of directors’ remunerations, is not complied with.

In fact, it is the Company’s understanding that such final part of the CMVM Recommendation no. 8 should not be observed as it does not correspond to the best approach and understanding regarding the disclosure of remunerations. On the contrary, the general practice among other companies consisting in merely disclosing the remunerations paid to members of the management body in overall terms should rather be adopted.

Indeed, the information that is important to disclose to shareholders is the information on the overall value of remunerations paid to the members of the management body, and particularly to the management team in the Executive Committee, and the Company fully discloses such information in detail under this report.

Therefore, the Company disagrees and does not adopt the individualized disclosure of the remunerations of the members of its corporate bodies and it maintains its position that the shareholder’s analysis of the performance of the Company’s management should be made on an overall basis. It is up to the Compensation Committee to analyse whether the individual remuneration of each director is adequate to the functions performed, and in this way the Company understands that it complies with the ratio of the recommendation by disclosing enough information for investors to know the costs with the management of the Company.

(3)              During the 2007 financial year, PT did not fully comply with the CMVM Recommendation no. 9, since one of the members of the Compensation Committee is a non-executive independent director of the Company, which does not fall within the criteria of independence proposed by the CMVM in § 9 of Chapter I of the Appendix to the CMVM Regulation no. 7/2001.

As referred to in Chapter 3, paragraph 8 of this Corporate Governance Report, a careful consideration of two fundamental concerns underlies the proposal and selection of the members of the Compensation Committee.

On the one hand, the composition of the Compensation Committee by a majority of members that are independent from management, in accordance with the independence requirements as provided for in § 9 of Chapter I of the Appendix to CMVM Regulation no. 7/2001, allows that the respect and prevention of conflicts of Company interests with the interests of the members of the management body in this matter is ensured.

On the other hand, the presence of a non-executive director intends to ensure the articulation of this Committee with the management body. This contributes to the consideration and alignment of Company interests in the structuring and determination of the remunerations of the directors.

Thus, the hybrid model followed by the Company in this matter is aimed at ensuring independence and the best pursuit of the Company’s interests, as well as reinforcing efficiency in the determination of the remunerations. For this reason, the Compensation Committee, except for the abovementioned non-executive independent director, does not include any member that renders any other kind of services to the PT Group, or that has a family relationship with members of the management body by way of marriage, kindred, or affinity in a direct line and up to the third degree.

CHAPTER 1.        STRUCTURE OF THE PT GROUP

On 31 December 2007, the PT Group was structured by business lines corresponding to 4 large core areas: Wireline Business, Mobile Business in Portugal (TMN), International Business that includes Vivo (the joint-venture with Telefónica for mobile business in Brazil) and Instrumental Companies. The Business Units are coordinated by the Group’s Holding, led by its Executive Committee and with the support of the Corporate Centre, in accordance with the following chart:

Reporting by subsidiaries to the Corporate Centre is functional and not hierachical, which allows the actual articulation of PT Group’s businesses.

Prior to 7 November 2007, PT Group also included a Multimedia Business area, through the subsidiary PT Multimédia and its corresponding subsidiaries. On such date, PT Multimédia was separated from the PT Group, through a spin-off procedure consisting of a free allocation to PT’s shareholders of PT’s holdings in that company.

CHAPTER 2.        CORPORATE GOVERNANCE MODEL

1. CORPORATE GOVERNANCE MODEL AND CHARACTERISTICS OF THE MANAGEMENT BODY

Further to the revision of the Portuguese Companies Code by the Decree-Law no. 76-A/2006, of 29 March, issuers of shares admitted to trading on a regulated market are required to choose between three corporate governance models established by such Code.

The Company is also required, as an entity with securities admitted to trading in the New York Stock Exchange (“NYSE”) qualifying as one of the issuers known as foreign private issuer, to comply with the mandatory rules set forth in the Sarbanes-Oxley Act, notably the Rule 10A-3 on Listing Standards Relating to Audit Committees of the Securities and Exchange Commission (“SEC”) and the Final Rules approved by NYSE regarding corporate governance (“Section 303A Corporate Governance Standards”);

In order to have full compliance with the rules applicable in the United States, the Company created an Audit Committee on 18 December 2003, which operated until 22 June 2007 as an internal committee of the Board of Directors responsible for the supervision of the financial information contained on the financial statements of the Company, the independent auditors, the internal control system and the compliance with the legal and regulatory provisions and orientations applicable to the Company.

The consolidation of the Audit Committee within the Board of Directors has positively contributed to the envisaged attractiveness of the Company in the national and U.S. markets, since the Audit Committee has assumed itself not only as a project publicly recognized as pioneer in Portugal, as it was also positively received by the U.S. market as a structure which allows an effective supervision of the corporate activity, as well as accuracy and transparency in the aspects for which it is responsible.

In this context, the Company’s Board of Directors has carried out a deep reflection aiming at introducing the changes to the corporate governance model that were required to comply with the new legal and regulatory framework. It was understood that the Anglo-Saxon governance model was a solution of continuity regarding the Portuguese and U.S. markets and it will allow an easier comparability of the Company’s model with the model imposed to the companies located in the United States of America, as well as with the governance structures with which investors and international analysts are familiarized with, which in effect has proved to be the case.

Therefore, pursuant to the resolution of amendment to the by-laws that was approved at the General Meeting of Shareholders held on 22 June 2007, the Company adopted the Anglo-Saxon corporate governance model, which includes a Board of Directors, an Audit Committee composed by non-executive directors who are elected by the General Meeting of Shareholders and a Chartered Accountant.

The Company’s model further includes an Executive Committee with powers delegated from the Board of Directors, which shall act on a predominantly operational basis, and the Board of Directors shall supervise the corporate activities, with the support from the Corporate Governance Committee within the scope of the respective specific powers.

The adopted Governance model keeps a power separation between Board of Directors and Executive Committee, without prejudice to the concentration in a single member of the functions of Chairman of the Board of Directors and Chief Executive Officer (“CEO”), and is based on four basic pillars: efficiency, simplicity, transparency and accuracy.

In the meantime, on 21 September 2007, the Chief Executive Officer announced that he will propose to the Board of Directors, after the Annual General Meeting of Shareholders for the approval of the year-end accounts, the appointment of Zeinal Bava as the Company’s Chief Executive Officer. Mr. Henrique Granadeiro will continue to be the Chairman of the Board of Directors.

2. COMPOSITION OF THE BOARD OF DIRECTORS

The Board of Directors of PT is composed of a minimum number of 15 and a maximum number of 23 members, who are elected at a General Meeting of Shareholders by a majority of the votes cast. Moreover under the terms of the Bylaws, for the election of one third of the total number of directors, which shall include the Chairman of the Board of Directors, such majority shall include the votes of the majority of the class A shares. Irrespective of the share capital held, any shareholder may individually submit proposals for the election of the Board of Directors.

Additionally, and according to corporate law, a minimum of shareholders representing at least 10% of the share capital that voted against the winning proposal in the election of the Board of Directors may appoint a member of the management body. The directors are appointed for a three-year term of office, the election year is considered as a full calendar year and there are no restrictions on the re-election of directors.

As of 31 December 2007, the Board of Directors of PT had the following composition:

	Board of Directors	Executive Committee	Independent Non-Executive Directors	No. of shares held	First Appointment and Office Term
Henrique Granadeiro	Chairman	CEO		150	2003 31-12-2008
Zeinal Bava	Member	Vice-CEO (1)		63,161	2000 31-12-2008
Rodrigo Costa (2)	Member	Vice-CEO		—	2005 31-10-2007
Luís Pacheco de Melo	Member	Member		45	2006 31-12-2008
João Pedro Baptista	Member	Member		—	2006 31-12-2008
António Caria	Member	Member		486	2006 31-12-2008
Rui Pedro Soares	Member	Member		50	2006 31-12-2008
António Viana Baptista (3)	Member		No	9,008	2000 21-2-2008

	Board of Directors	Executive Committee	Independent Non-Executive Directors	No. of shares held	First Appointment and Office Term
Fernando Abril-Martorell (3)	Member		No	—	2001 12-2-2005
Joaquim Goes	Member		No	2,437	2000 31-12-2008
Amílcar Morais Pires	Member		No	2,146	2006 31-12-2008
Armando Vara (3)	Member		No	—	2006 12-2-2008
Jorge Tomé	Member		No	—	2002 31-12-2008
Nuno de Almeida e Vasconcellos	Member		No	9,890	2006 31-12-2008
Rafael Mora Funes	Member			—	2007 31-12-2008
João Mello Franco	Member		Yes	13,308	1998 31-12-2008
Thomaz Paes de Vasconcellos	Member		Yes	—	2003 31-12-2008
João Xavier de Basto	Member		Yes	—	2007 31-12-2008
Franquelim Alves	Member		Yes	—	2006 31-12-2008
Gerald S. McGowan	Member		Yes	—	2003 31-12-2008
Francisco Soares	Member		Yes	—	2006 31-12-2008
Fernando Soares Carneiro	Member		Yes	—	2006 31-12-2008
Luís de Azevedo Coutinho	Member		Yes	—	2006 31-12-2008

(1)	In the course of the 2007 financial year, the director Zeinal Bava was appointed by the Board of Directors as Vice-CEO of the Company.
(2)	Director Rodrigo Costa resigned from his office in the course of the 2007 financial year.
(3)	Directors Armando Vara, António Viana Baptista and Fernando Abril-Martorel resigned from their offices in the course of the 2008 financial year.

To qualify director independence under the terms of the table above the independence criteria taken into account were the ones established in the CMVM Regulation no. 7/2001 and a Service Order approved by the Company’s Board of Directors on 31 January 2008 for such purpose.

Under the terms of these provisions, directors are not considered independent non-executive directors where they are associated to any groups with specific interests in the company or find themselves in a circumstance that may affect their capacity of unbiased analysis and decision-making, including:

(a)	Members of the management body who belong to the management body of a company that is in a control position over the former, as provided for under the Portuguese Securities Code;
(b)

Members of the management body who are holders of, perform management functions in, have a contractual bond with, or act in the name or on behalf of holders of qualified shareholdings equal to or greater than 2% of the share capital or of the voting rights in the Company or of an identical percentage in a company that is in a control position over the Company, as provided for under the Portuguese Securities Code;

(c)

Members of the management body who are holders of, perform management functions in, have a contractual bond with or act in the name or on behalf of holders of qualified shareholdings equal to or in excess of 2% of the share capital or of the voting rights in the competing company;

(d)

Members of the management body who earn any remuneration, even where suspended, from the Company or from any other company in a control or group relationship with the former, except for the remuneration for the exercise of management functions;

(e)

Members of the management body who have a significant commercial relationship with the company or with any company in a control or group relationship with the former, either directly or through a third party. A significant commercial relationship is deemed to exist where there is an important service or goods provider, an important customer or an organizations that receives significant contributions from the company or controlling entity;

f)	Members of the management body who are spouses, kindred, or have affinity in a direct line and up to the third degree with the persons referred to in the previous paragraphs.

In its turn, independence of the members of the Audit Committee, as such, shall be assessed pursuant to article 414-5 of the Portuguese Companies Code, whereby a person is deemed independent if such person is neither associated with any specific interest group in the company, nor is under any circumstance that is capable of affecting such person’s unbiased analysis or decision, notably by virtue of: (a) being the holder or acting in the name or on behalf of a holder of a qualified shareholding equal to or greater than 2% of the company’s share capital; or (b) having been re-elected for more than two terms of office, on a consecutive or non-consecutive basis.

It is the Audit Committee’s understanding that, in view of the provisions of article 414-5 of the Portuguese Companies Code, all its members are independent, It should be mentioned that, should the CMVM understand that the re-election for any corporate body (not just the supervisory body) is relevant for the purposes of paragraph (b) of article 414-5 of the Portuguese Companies Code, the member of the Audit Committee João de Mello Franco, although elected for the first time for the supervisory body on 22 June 2007, was re-elected for more than two terms of office to perform non-executive functions in the Company’s management body.

Furthermore, independence of the members of the Company’s Audit Committee is also assessed according to the rules provided for under Rule 10A-3 on Listing Standards relating to audit committees approved by the Securities Exchange Commission and to the Independent Tests set out in Section 303-A on Corporate Governance Standards issued by the New York Stock Exchange (NYSE), which are applicable to such members of the Audit Committee by virtue of the Company being an entity which shares are admitted to trading on the NYSE.

The abovementioned independence criteria are complied with by all the members of the Audit Committee.

It should also be mentioned that the rules on the assessment, by the Company, of incompatibilities, independence and specialisation of the members of the Audit Committee in light of the abovementioned rules are set out in a resolution of the Audit Committee and a Service Order approved by the Board of Directors on 31 January 2008. According to these rules, all the members of the Audit Committee should be considered as independent.

The composition and functions of the Executive Committee, which is the body responsible for the management in the normal course of business of the Company, are described under item 3 below.

Appendix I hereto contains a description of the functions performed by the members of the management body in other companies, with express reference to those performed in other companies of the Group, as well as the professional qualifications and the professional activities performed by those members in the last 5 years.

The composition of the Board of Directors was changed on 12 February 2008, by virtue of the cooptation onto the Board of Directors, on such date, of Francisco Manuel Marques Bandeira, José María Álvarez-Pallete López and Santiago Fernández Valbuena to complete the 2006-2008 term of office.

3. EXECUTIVE COMMITTEE

Composition

The Executive Committee is composed by the following directors:

CEO:	Henrique Granadeiro
Vice-CEO:	Zeinal Bava
Members:	Luís Pacheco de Melo
João Pedro Baptista
António Caria
Rui Pedro Soares

Duties

The Board of Directors delegated the management in the normal course of business to the Executive Committee, vesting it with all the powers necessary for such purpose, with the exception of those pertaining to the matters referred to hereunder and without prejudice to the faculty of claiming some of the authorities delegated:

•                  Cooptation of directors;

•                  Request for the call of General Meetings of Shareholders;

•                  Annual reports and accounts to be submitted to the approval of the General Meeting of Shareholders;

•                  Posting bonds and personal guarantees or guarantees in rem by the company, the authority for which is reserved to the Board of Directors, without prejudice to the provisions of of article 15(h) of the Bylaws;

•                  Change of the company’s registered office;

•                  Projects for spin-offs, mergers and transformation of the company, to be proposed to the General Meeting of Shareholders, as well as acquisitions, disposals, mergers, spin-offs, as well as the main strategic partnership agreements that involve companies of the PT Group, where, in such instances, such transactions do not constitute mere internal reorganisations of the PT Group within the framework of the general goals and fundamental principles approved by the General Meeting of Shareholders;

•                  Projects for share capital increases to be proposed to the General Meeting of Shareholders;

•                  Amendments to the bylaws to be proposed to the General Meeting of Shareholders;

•                  Definition of the general goals and of the fundamental principles of the policies of the PT Group to be submitted for approval at the General Meeting of Shareholders, notably the definition of the sectors of investment and disinvestment, the policy for geographical expansion of its businesses and the strategic options pertaining, inter alia, to the technology to be adopted, network development and service rendering;

•                  Important extensions or reductions in the Company’s business and important modifications to the Company’s organization;

•                  Business plans, budgets and annual investment plans;

•                  Definition of the amount to be annually proposed to the General Meeting of Shareholders for issuance of bonds or other securities that may be subsequently resolved by the Executive Committee.

4. CORPORATE GOVERNANCE COMMITTEE

In compliance with the applicable legal or regulatory requirements, and so as to adopt existing recommendations and the best international practices, as of 31 December 2007 there is, within the Board of Directors, in addition to the Executive Committee and the Audit Committee, a committee responsible for assessing and developing the corporate governance model.

Composition

•	João de Mello Franco, Chairman
•	Joaquim Goes
•	Jorge Tomé
•	Franquelim Alves
•	Francisco Pereira Soares
•	Rafael Mora

Duties

The Corporate Governance Committee has the duties, powers and responsibilities as required to assist the Board of Directors in the performance of its corporate business supervision function in the following areas:

•

Adoption, review and permanent evaluation of the corporate governance model, of internal rules and procedures on the Company’s structure and governance, as well as of the Group’s conduct principles and practices in compliance with the bylaws and the legal and regulatory provisions, and furthermore of national and international recommendations, standards and best practices on this matter;

•	Evaluation of the performance of the Board of Directors.

In particular, the Corporate Governance Committee has the following assignments:

•

To propose to the Board of Directors and to revise and re-evaluate the Company’s corporate governance model, including its organisation structure, operation, responsibilities and internal rules of the Board of Directors;

•

To study, revise and re-evaluate the Group’s corporate governance principles and practices, notably concerning Group relations, and particularly Company relations with the market, the Shareholders and other Stakeholders, qualifications, independence and responsibility of Directors, as well as conflict of interest prevention and information discipline;

•	To assist the Board of Directors in evaluating its performance with a view to contributing to efficiency and transparency in this procedure;
•

To study, revise and re-evaluate the values, principles and practices that must govern the conduct of the Group’s employees, including the study, revision, interpretation and supervision of application of the codes of ethics or conduct approved or to be approved by the Company.

During the 2007 financial year, the Corporate Governance Committee carried out various activities aimed at meeting its goals and duties, particularly for the review of the governance model and the Company’s governance practices, as well as of the Group’s principles and rules of conduct.

For such purpose, the Corporate Governance Committee held 5 meetings during 2007, and discussed mainly the following matters:

•

Consideration of company governance and supervision models as provided for under the Portuguese Companies Code as results of the Decree-Law no. 76-A/2006, of 29 March, which culminated in the proposal to the Board of Directors for the adoption of an Anglo-Saxon type model;

•	Preparation of the reply to the CMVM Public Consultation no. 3/2007 in respect of the Draft Corporate Governance Code;
•	Carrying out a prior evaluation of the implications on PT of Corporate Governance Code that was approved by the CMVM;
•

Proposal to the Board of Directors and Audit Committee for the adoption of internal rules and procedures in order to assess the independence of Directors and the incompatibilities, independence and expertise of the members of the Audit Committee;

•	Review of the draft Service Order on the definition, identification, decision-making procedure and reporting of transactions with Related Parties;
•	Proposal to the Board of Directors for review of the Internal Regulation on transactions of PT Group managers;
•

Preparation of a communication to be addressed to the Board of Directors on the degree of compliance by the Company with the rules, recommendations and best practices nationally and internationally applicable in the matter of corporate structure and governance and conduct principles and practices;

•	Evaluation of the Board of Directors governance practices;
•	Evaluation of the draft “Company Governance Report” for the 2007 financial year;
•	Preparation of the 2008 action plan to be submitted to the Board of Directors;
•	Preparation of the self-evaluation report, including the evaluation of the Committee’s operation regulation.

5. MANAGEMENT BODY OPERATING RULES

Board of Directors

Under the terms of article 24 of the  Bylaws, the Board of Directors shall set the dates or periodicity of its ordinary meetings and will meet extraordinarily whenever called upon by its Chairman or by two Directors or by the Audit Committee.

The Board of Directors may not function without the presence of the majority of its members in office. The Chairman of the Board of Directors may, in cases of recognized urgency, waive the presence of that majority if the same is ensured through voting by correspondence or by power of attorney, although  a Director may not represent more than one other Director.

The Board of Directors’ resolutions are passed by a majority of votes cast, and the Chairman has a casting vote.

Resolutions passed and voting declarations are recorded on minutes, which shall be signed by all the members of the Board of Directors that participate in the meeting.

The meeting participants may dictate a summary of their interventions to be included in the minutes.

Executive Committee

To better ensure the performance of its duties according to the criteria adopted on that date, the PT Board of Directors created an Executive Committee to which it delegates management in the normal course functions, while retaining supervision and control functions.

The Executive Committee sets the dates and periodicity of its ordinary meetings and will meet  extraordinarily whenever called upon by its Chairman or by two of its members or by the Audit Committee.

The Executive Committee may not function without the presence of the majority of its members in office. The Chairman may, in cases of recognized urgency, waive the presence of such majority if the same is ensured through voting by correspondence or by power of attorney, and also by conference call or video conference.

Voting by correspondence and by power of attorney is permitted, although no member of the Executive Committee may represent more than one other member of the same.

Resolutions are passed by a majority of the votes cast, and the Chairman has a casting vote.

Division of powers within the Executive Committee

Within the framework of the corporate decision-making procedure concerning PT Group’s business lines and Corporate Governance, the members of the Executive Committee are responsible for the following areas:

Executive Committee	Corporate Assignments	Executive Assignments

Henrique Granadeiro	• Strategy	• PT Centro Corporativo
CEO	• Regulatory Management	• Fundação PT
• Competition
• Comnunication and Corporate Image
• Human Resources
• Institutional Relations
• International Relations
• Internal Auditing
• Legal Services

Zeinal Bava	• Investor Relations	• PT Comunicações
Deputy CEO	• Project of Social Sustainability	• TMN
	Model	• PT PRO
	• Integrated Strategy for	• PT.COM
	Information and Innovation	• PT Corporate
	Services	• PT SI
	• Convergence and Distribution	• PT Inovação
	Startegy	• PT Wifi
	• Integrated Networks Startegy	• PT Prime

Luís Pacheco de Melo	• Planning and Management Control	• PT ACS
Director	• Financial Operations and Treasury	• Previsão
• Financial Reporting
• Corporate Finance
• Financial Holdings
• Internal Controls and Risk Management
• Taxation

João Pedro Baptista	• Business Development	• PT Investimentos
Director	• Foreign Financial Holdings	Internacionais
• Vivo
• PT Móveis
• Other Subsidiaries Abroad

António Caria	• Quality and Customer	• PT Compras
Director	Satisfaction	• PT Contact
• Strategy for Service Hiring

Rui Pedro Soares	• Marketing
Director	• Security Policies
• Relations with Regions,
Local Authorities and
Portuguese Language
Communities
• Environment and Energetic
Efficiency

Powers of the Chairman of the Board of Directors and of the Chief Executive Officer

Since April 2006, the functions of Chairman of the Board of Directors and of the Chief Executive Officer are exercised by the same officer. In this way, as at 31 December 2007, pursuant to the Bylaws and the operating rules of the Board of Directors and of the Executive Committee, the Chairman Henrique Granadeiro accumulated the functions of Chairman of the Board of Directors and of Chief Executive Officer, and so he was entrusted with the following duties:

•	To represent the Board of Directors in and out of court;

•	To coordinate the activity of the Board of Directors and Executive Committee, and to distribute matters among their respective members, where advisable in light of management conveniences;
•	To call and conduct the meetings of the Board of Directors and Executive Committee;
•	To watch over the correct execution of the Board of Directors’ and Executive Committee’s resolutions.

In the meantime, on 21 September 2007, the Chief Executive Officer announced that he will propose to the Board of Directors, after the Annual General Meeting of Shareholders for the approval of the year-end accounts, the appointment of Zeinal Bava as the Company’s Chief Executive Officer. Mr. Henrique Granadeiro will continue to be the Chairman of the Board of Directors.

Information to the members of the Board of Directors

Under the terms defined in the relevant delegation of powers, in each meeting of the Board of Directors or whenever necessary, the Executive Committee provides information to the remaining directors about the most relevant facts concerning the execution of the delegated powers, notably about the implementation of the strategic policies and options whose general goals have been defined by the Board of Directors, as well as about the implementation of the business plans, budgets and annual investment plans approved by that same body.

The Executive Committee also provides any additional information on the management status as the Board of Directors deems fit to request, while diligently executing the actions related to any indications that may be conveyed to it by the Board of Directors as a result of any information provided.

Number of meetings of the Board of Directors and of the Executive Committee during the 2007 financial year

As a rule, the Board of Directors meets monthly but it can, however, meet extraordinarily whenever called by its Chairman or by two Directors or by the Audit Committee. In 2007, there were 16 meetings of the Board of Directors.

The Executive Committee, in its turn, met 36 times during the year of 2007.

6. DIRECTOR REMUNERATION POLICY

Remuneration policy for Executive and Non-Executive Directors

The remuneration of the directors of the PT Group follows two models in accordance with the best national and international practices:

• Non-Executive Directors: Their compensation is determined by an annual fee determined by the Compensation Committee, without attendance tickets, that takes into consideration that some Directors also perform duties in a Board delegated committee to assist the Board in its supervisory function. There is no variable remuneration for non-executive directors.

• Executive Directors: The remuneration of Executive Directors is determined by the Compensation Committee taking into account the short- and medium-term performance of the PT Group, as well as such performance as compared to other companies of a similar dimension and business.

The remuneration of the Chairman of the Board of Directors and Chief Executive Officer, as well as the remuneration of the other Executive Directors, is composed of a fixed portion and a variable portion, where this latter one may go up to 120% of the fixed remuneration on an yearly basis, and up to 50% of the fixed remuneration as a multi-year variable remuneration concept.

The value of the fixed remuneration of the Directors was determined on the basis of a benchmark study carried out by an international Human Resources consulting company. In this study, companies integrating the PSI 20, IBEX 35, CAC40, DJ Eurostoxx 50 indexes were analysed, as well as European telecommunications companies comparable to PT.

The determination of the annual variable remuneration to be granted within the Performance Plan as a result of the performance in 2007 takes into consideration the analysis of: (a) PT Total Shareholder Return ratio by the same concept of Group 2 of the DJ Stoxx Telecom, where the TSR is understood as the sum of the share price variation and the value of the dividend per share; (b) the consolidated revenue growth delta as opposed to the same comparison group; (c) EBITDA growth delta as opposed to the same comparison group; (d) cost control, OPEX reduction; (e) net profit and EPS growth.

The determination of the pluriannual variable remuneration within the Performance Plan shall be calculated each year and cumulatively along the term of office and paid at the end of the same if the weighed average of all indicators during the term-of-office is equal to or greater than 80% of the established goals. This yearly and cumulative calculation shall be made according to the analysis of the following indicators: (a) PT Group ROCE evolution versus the ROCE for Group 2 of the DJ Stoxx Telecom during that same period; (b) net profit and EPS growth in the period; (c) PT TSR ratio versus the TSR ratio of the same abovementioned comparison group in the period; (d) evolution of PT Sustainability Index according to the DJSI methodology; (e) evolution of the PT Group image taking into account the growth of the customer and employee satisfaction index; (f) fulfilment of strategic goals.

In accordance with the CMVM’s recommendation in this matter, the directors remuneration policy and the way in which it was implemented in 2006 were presented to the Annual General Meeting of Shareholders held on 27 April 2007, in a text included in the corporate governance report concerning the 2006 financial year.

In the meantime, the Compensation Committee that was elected on 22 June 2007 analysed the remunerations policy text then applicable within the Company and, being in favour of such policy, adopted it for execution until the end of the 2007 financial year.

Therefore, the directors remuneration policy and the way in which it was implemented in 2007 are included in this corporate governance report, in sections 6 and 7 of Chapter 2.

Alignment of Director interests with Company interests

As describe above, PT strives to align management interests with the Company’s and its Shareholders’ interests, in addition to further taking into consideration the alignment with the interests of its main stakeholders. For such purpose, the annual and pluriannual variable remuneration of its Directors is dependent on their performance, as well as of its sustainability and the Directors’ ability to achieve certain goals that contribute to the strategic goals of the PT Group.

Payments in connection with early termination of Director’s agreements

PT has established with some of its executive directors several individual agreements, whereby, should the directors not be re-appointed once their current term of office lapses, they will be entitled to a compensation not exceeding the remuneration they would earn in the two subsequent years, and a variable compensation was also established in some cases. In consideration of the compensation granted, departing directors undertake not to carry out a business competing with PT for a period as agreed between the parties.

In addition, under those same agreements, should PT remove such Directors from office without just cause, PT shall pay a compensation equivalent to the remuneration they would earn until the end of the then current term of office.

7. DIRECTOR REMUNERATIONS

Fixed and variable remunerations of Executive and Non-Executive Directors

In 2007, the fixed and variable remunerations earned by executive and non-executive directors were inferior in approximately 31%, in comparison with the remunerations earned in 2006, as per note 45 on the Appendix to the Consolidated Financial Statements included in the Management Report.

Connection between Director remuneration and performance

In order to maximize good management efforts (comment to the CMVM Recommendation no. 8 and Plan of Action of the European Commission), the variable remunerations actually attributed to the Chairman of the Board of Directors and Chief Executive Office and to each Executive Director were indexed to their performance as officers in the management body of the Company, according to the criteria set forth as relevant in the Company’s remuneration policy described above.

Allotment of shares or share call options or other share incentive systems - Bonuses, non-financial benefits and profit sharing

There are no share allotment, share call option or other share incentive system plans, nor any bonuses or non-financial benefits of any nature, profit sharing included.

See also the information set out in note 9 on the Appendix to the Consolidated Financial Statements included in the Report and Accounts.

Payments due for termination of office

During the 2007 financial year, PT made payments to a former member of the Executive Committee for his early termination of office within the spin-off of PT Multimédia, which amount was determined through the application of the general conditions that were established within the framework of such spin-off, in the amount of 500 thousand euros.

Estimate of other non-financial benefits

Apart from those described above, no other significant non-financial benefits were granted.

In fact, the Chairman of the Board of Directors and the members of the Executive Committee are only granted, as applicable, the benefits set forth for senior officers of the Company.

8. LIST OF THE STRUCTURES SUPPORTING THE EXECUTIVE COMMITTEE

Currently, investor decisions pertaining to the allocation of capital to listed companies take into account not only economic evaluations, but also information transparency and the companies’ executive management security and reliability levels. The Executive Committee created, within the scope of the powers delegated by the Board of Directors, three supporting structures in order to better perform its functions.

The composition and duties of the structures supporting the Executive Committee are as follows:

Consultive Council

Composition*

•	Luís Todo Bom, Chairman
•	José de Almeida Mota
•	Miguel Amaro (1)
•	Aníbal Santos
•	João Confraria
•	José Manuel Tribolet
•	José Lamego
•	Ruy de Albuquerque (2)
•	João Ribeiro da Fonseca
•	Amílcar Martins

(1)              Termination of office on 31 December 2007.

(2)              Consultive Council member Ruy de Albuquerque passed away during the course of the 2007 financial year.

Duties

The mission of the Consultive Council is to ponder, together with the Executive Committee, over major strategic issues faced by the PT Group, contributing to a corporate management of excellence.

The activity of the Consultive Council consists in contemplating, together with the Executive Committee, areas with special relevance for PT or issues which level of importance so advise, notably regulation, competition, international investments, mergers, acquisitions and disposals, technological strategies and their implication in the Group’s business structure.

It is incumbent on the members of the Consultive Council, as to activities and shareholdings held or to be acquired by the PT Group to:

•	Provide the Chief Executive Officer and the Executive Committee with information, analyses and opinions on matters of a regulatory, technological, economic and corporate nature;
•	Analyse relevant aspects of economic trends, both as to the present and as to future prospects, notably with regard to factors capable of influencing or enhancing the PT Group business;
•	Assist the Chief Executive Officer and the Executive Committee in developing corporate strategies and the best management practices;
•	Issue opinions and recommendations on any matters eventually submitted to its evaluation by the Chief Executive Officer or by the Executive Committee.

The Consultive Committee held 8 meetings during the 2007 financial year, and discussed mainly the following matters:

•	Optimisation of Short Term Results versus New Technologies and Capacities;

•	High Investment in Broadband versus Regulatory Pressure for Open Networks and Price Reduction;
•	Distribution of Results versus International Growth and Expansion;
•	Priority Markets and International Growth Strategy
•	The PT Group vis-à-vis its new competitor PT Multimédia.

Disclosure Committee

Composition

•	Luís Sousa de Macedo, Chairman
•	Francisco Nunes
•	Nuno Prego
•	Nuno Machado*
•	Carlos Cruz

*Termination of functions during the 2007 financial year.

Duties

It is incumbent on the Disclosure Committee to: define, document and disclose procedures as appropriate for a proper collection, processing and report of information, as well as to revise all information disclosed by PT, notably: press releases, reports and accounts (annual and interim), Forms 20-F, notices to the CMVM and questionnaires sent to the media.

For such purpose, the Disclosure Committee shall approve and implement procedures and controls as required to ensure that information disclosure by PT to shareholders and investors: (i) complies with applicable laws and regulations; (ii) is accurate, complete and made in due time, and (iii) reliably represents the Group’s financial position and the results of its operations in all respects as materially relevant for proper knowledge of its financial condition and performance.

The Disclosure Committee held 7 meetings during the 2007 financial year, and discussed mainly the following matters:

•	Financial information to be disclosed to the market, taking into account financial and non-financial information reported by its subsidiaries;
•	Review of quarterly, interim and annual result disclosures.

Sustainability Committee

Composition

•	Henrique Granadeiro (Chairman)
•	João Pedro Guimarães
•	Luís Sousa de Macedo
•	José Pedro Pereira da Costa*
•	Luís Avelar
•	Duarte Calheiros*
•	Gonçalo Pinto Coelho
•	Graça Galvão
•	Miguel Amaro
•	Francisco Nunes
•	Nuno Prego
•	Luís Moura*
•	Diogo Horta e Costa
•	Abílio Martins

* Termination of functions during the 2007 financial year.

Duties

It is the Sustainability Committee’s responsibility to ensure that corporate sustainability is a part of and consistent with the Group’s strategy and transversal to all its companies.

In order to pursue such goals, the Sustainability Committee has the following duties:

•	To develop a transversal corporate sustainability strategy that is integrated and consistent with the PT Group’s strategy;
•

To ensure the creation within the PT Group of the conditions required for its sustainable growth, in a three-dimensional perspective, in economic, environmental and social terms, in accordance with international criteria;

•	To develop, promote and supervise projects and actions as required for the proposed goals;
•	To identify, define and control the best teams to carry out such projects;
•	To strengthen the performance of the Fundação PT within its areas of specific activity, notably of citizenship and philanthropy;
•	To guarantee internal and external communication by reinforcing the performance of the PT Group as a sustainable company and making it recognized as such;
•	To control and evaluate the action plan as established and incorporated in the sustainability strategy.

The Sustainability Committee is incorporated in the Governance model of the PT Group, and reports directly to the Executive Committee.

During the 2006 financial year, the responsibilities and composition of the Sustainability Committee were redefined. Currently the Sustainability Committee is chaired by the Chief Executive Oficer, and Directors of each of the Group’s companies, the secretary general and the heads of the corporate units of PT have become part of the same.

Within its duties, the Sustainability Committee approved, for subsequent submission to the Company’s Executive Committee, a package of measures notably related to:

•

The extension of the certifications of PT Comunicações management systems, in the areas of environment and labour hygiene, heath and safety, to the Group’s companies not yet certified under such rules;

•	The creation of an integrated risk management model;
•

The improvement of the sustanaible supplier selection and hiring model, notably by including contractual clauses related to Human Rights and the adoption of a supplier monitoring model better adjusted to new selection and hiring conditions; and

•	The adoption of a set of energy resources rationalisation and efficient management measures for the Group.

The Executive Committee evaluated the proposals submitted and endeavoured to have the same implemented in the various companies of the Group.

9. SUPERVISION OF THE COMPANY

In accordance to amendments to the bylaws approved at the General Shareholders Meeting held on 22 June 2007, following the coming into force of legislative amendments to corporate governance models as provided for under Portuguese law, the supervision of the company became the responsibility of an Audit Committee and a Chartered Accountant, who were elected for such purpose at the abovementioned General Shareholders Meeting.

Audit Committee

Composition*

•	João de Mello Franco, Chairman
•	Thomaz Paes de Vasconcellos
•	José Guilherme Xavier de Basto

The Audit Committee, as a corporate body, is exclusively composed of non-executive directors, observing the requirements of article 423-B of the Portuguese Companies Code, which requires that the Audit Committee is composed by a majority of independent members as defined in article 414-5 of that same Code, and that, of such independent members, at least one of them has had higher education as appropriate to carry out his duties and has knowledge of audit and accounting.

* This composition of the Audit Committee was approved at the General Meeting of Shareholders Meeting of 22 June 2007. Until this date, the Audit Committee was composed by the members João de Mello Franco, Luís de Azevedo Coutinho and Thomaz Paes de Vasconcellos and operated as a specific committee within the Board of Directors with delegated powers in the following matters: (1) in the supervision of the quality and integrity of the financial information contained in the Company’s account rendering documents, (2) in the evaluation of the qualification and independence of the Company’s External Auditors, (3) in the evaluation of the quality, integrity and efficiency of the Company’s Internal Control System, (4) in the evaluation of the execution of the functions performed by the Company’s External Auditors and of the Corporate Internal Auditing Office, and (5) in the evaluation of compliance with legal and regulatory provisions, and with recommendations and guidelines issued by competent authorities. Within this context, the Audit Committee held 6 meetings until the abovementioned date.

Duties

As a supervisory body, the Audit Committee has, in addition to all other powers established by law or the bylaws, the following powers:

•	To check the accuracy of statutory financial statements and generally supervise the quality and integrity of the financial information contained in the Company’s statutoty financial statements;
•	To control the financial information preparation and disclosure procedure;
•

To analyse and issue its opinion on relevant matters connected to accounting and auditing aspects and impact on financial statements of changes to the accounting rules applicable to the Company and to its accounting policies;

•	To control the preparation and auditing of the Company’s statutory financial statements, as well as to supervise and assess internal procedures on accounting and auditing matters;
•	To propose the appointment of the Chartered Accountant to the General Meeting of Shareholders;
•	To control the independence of the Chartered Accountant, notably as regards the rendering of additional services;
•

Direct and exclusive responsibility as to the appointment, hiring, confirmation or termination of duties and determination of remuneration of the Company’s external auditors, as well as to the control over their qualifications and independence, and approval of audit and/or other services to be rendered by such external auditors or by persons associated to the same; the external auditors of the Company must report and be subject to the direct and exclusive supervision of the Audit Committee, who each year shall obtain from and review with the external auditors an External Audit Report;

•

To settle any differences between the Executive Committee and the abovementioned external auditors in respect of the financial information to be included in statutory financial statements to be reported to the competent authorities, as well as in respect of the procedure of preparation of the audit reports to be issued by the said external auditors;

•

To control the quality, integrity and efficiency of the risk management system, internal control system and internal audit system, including an annual review of their adequacy and efficiency, and generally to supervise the execution of the functions performed within the framework of the Company’s internal audit and internal control system;

•

To receive reports of irregularities, claims and/or complaints submitted by shareholders, Company employees or others, and to implement procedures aimed at receiving, registering and processing the same when related to accounting and auditing aspects, and internal control procedures on such matters;

•

To comment and issue its prior opinion within its powers established by law or by the bylaws, and whenever it deems necessary or appropriate, on any reports, documentation or information to be disclosed or submitted by the Company to the competent authorities.

Since 22 June 2007 and until the end of the financial year, the Audit Committee held four meetings (an average of one every two months) with the presence of all its members.

Notwithstanding the governance model transition and the change in its composition, the Audit Committee now in office, considering its functional equivalence to the former internal committee of the Board of Directors, ensured the continuity of the works in progress and undertook new duties that are typical of a supervisory body. In this way, the following activities were started and/or carried out in the 2007 financial year, by the above two structures (This Committee’s activity report for 2007 details the description of these activities):

(1) Activities in general

•

Approval of its Internal Regulation in order to accommodate the powers defined under the relevant national legal and regulatory rules, as well as the responsibilities pertaining to compliance with the rules applicable to issuers known as foreign private issuers in the United States;

•	Preparation of a self-evaluation report for 2007 and of an action plan for 2008.

(2) Supervision of the quality and integrity of the financial information contained in the Company’s accounts

•

Analysis of the annual, interim and quarterly financial information disclosed by the Company and of its compliance with the legal, regulatory and accounting requirements in force and discussion on such information at periodic meetings with the executive Director responsible, the External Auditors and/or Chartered Accountant of the Company;

•

Opinion on the individual and consolidated Report and Accounts for the first half-year of 2007, as well as opinion on the individual and consolidated Report and Accounts for the 2007 financial year, to be submitted by the Board of Directors to the approval of the General Meeting of Shareholders;

•	Participation in the Executive Committee meeting at which the 2007 annual accounts were discussed and approved;
•

Supervision of compliance with and adequacy of accounting policies, procedures and practices and value-metrical criteria adopted, as well as regularity and quality of the Company’s accounting data, by means of analysis of the reports and audits with the Corporate Internal Audit Office, the External Auditors and the Chartered Accountant;

•	Follow up of the issues reported by the External Auditors by reference, notably, to the Statement of Audit Standards no. 61, and considering, inter alia, the main accounting criteria used, the inscription of non-usual and/or non-frequent transactions and the significant judgements adopted;
•	Analysis of the procedure of preparation and report of Form-20 to the SEC.

(3) Appointment and supervision of the qualifications and independence of the External Auditors and Chartered Accountant

•

Renewal of the agreement with the External Auditor of the Company (based on the evaluation of the work that was developed, qualifications and independence) and assessment of its independence, including, notably, the prior approval of services other than audit or audit-related;

•

Proposal for appointment, at the General Shareholders Meeting dated 22 June 2007, of the effective and alternate Chartered Accountant of the Company, and supervision of its independence (considering, in particular, that the chartered accountant does not provide any additional services to the Company).

(4) Supervision of the quality, integrity and efficiency of the internal control and risk management system and of the internal audit and execution of functions by the External Auditors, Chartered Accountant and Corporate Internal Auditing Office

•	Supervision of the efficiency of the Company’s internal control and risk management system, which was evaluated and revised by the External Auditors and Corporate Internal Auditing Office;
•	Analysis and approval of the working plans for the External Auditors and internal auditing function;
•	Follow up of the auditing of the financial statements and internal control system carried out by the External Auditors;
•	Control of the offial audit, by evaluating and discussing the content of the legal account certifications and periodically meeting with the Chartered Accountant;
•

Quarterly follow-up meetings as to the work carried out by the Corporate Internal Auditing Office, and monthly meetings for analysis of the main issues raised and of the implementation by the Executive Committee of the proposals submitted in such Office’s reports.

(5) Whistleblowing and compliance system

•

Receipt and conveyance of any irregularities communicated within the framework of the System for Qualified Communication of Undue Practices, and periodical meetings with the team responsible for handling such communications, which does not hold decision-making powers, aimed at the analysis and decision by the Audit Committee of reported matters and at the system’s improvement and internal disclosure;

•

For purposes of control of the management of the Company and compliance with provisions applicable under the law, regulations and the bylaws, this Committee carried out, inter alia, the following activities: (i) approval of rules on the assessment of independence, incompatibilities and specialisation requirements applicable to its members; (ii) supervision of the internal control system; (iii) evaluation of the external and internal audit and the audit carried out by the Chartered Accountant; and (iv) discussion and analysis of the issues raised by supervisory authorities to the Company having and impact on the financial information or compliance with the accounting policies.

Chartered Accountant

The effective and alternate Chartered Accountant were elected at the General Meeting of Shareholders of 22 June 2007, upon proposal by the then recently elected Audit Committee, and the following were designated:

Composition

•	P. Matos Silva, Garcia Jr., P. Caiado & Associados, Sociedade de Revisores Oficiais de Contas, represented by Pedro João Reis de Matos Silva as Chartered Accountant (Effective)
•	Ascensão, Gomes, Cruz & Associado, Sociedade de Revisores Oficiais de Contas, represented by Mário João de Matos Gomes as Chartered Accountant (Alternate)

Duties

The Chartered Accountant has the powers and duties established under the law, and must review the accounts of the Company and check the regularity of the books, accounting records and supporting documents, the extension of cash flow and inventories of any kind of goods or values belonging to the company or received by the company as security, deposit or otherwise, wherever deemed convenient and in the manner considered as appropriate, the accuracy of the Company’s accounts, and whether accounting policies and value-metrical criteria adopted by the Company lead to a correct evaluation of its assets and results.

Up to the election of the new Audit Committee and the Chartered Accountant, on 22 June 2007, the duty of supervision of the Company was exercised, during the 2007 financial year, by a Supervisory Board, according to the law, composed by:

•	Pedro João Reis de Matos Silva (Chairman)
•	Gonçalo Vaz Botelho (Member)
•	Ascenção, Gomes, Cruz & Associado, Sociedade de Revisores Oficiais de Contas, represented by Mário João de Matos Gomes (Member)
•	José Vieira dos Reis (Alternate Member).

External Auditors

During the 2007 financial year, the annual remuneration paid to the Company’s External Auditors, Deloitte & Associados, SROC, S.A. (“External Auditors”), was 2,349,143 Euros, such payment corresponding to the following services:

	2006	%	2007	%
Audit fees	1,686,520	60%	1,857,274	79%
Audit related fees	679,890	24%	277,978	12%
Tax fees	52,003	2%	18,900	1%
Other fees – not audit nor audit-related	382,455	14%	194,991	8%
Total	2,800,868	100%	2,349,143	100%

In order to safeguard the independence of External Auditors, the following powers of the Audit Committee exercised during the 2007 financial year both as a delegated committee of the Board of Directors, until 22 June 2007, as well as, after such date, as an autonomous corporate body elected at the General Meeting of Shareholders, should be highlighted:

•	Appointment and hiring of External Auditors and responsibility for establishing their remuneration, as well as pre-approval of any services to be hired from the External Auditors;
•	Direct and exclusive supervision by the Audit Committee;
•

Annually obtaining, directly from the External Auditors, written information on the Auditors’ quality control internal procedures, any substantial issues arisen within such control or following the inquiry carried out by competent authorities over the last 5 years, as well as all relations existing between the Company and the Auditors or associated persons, including all services rendered and all services in progress; in fact, the Audit Committee, in order to evaluate independence, obtained from the External Auditors information on their independence in light of the Independence Standard Board no. 1 Independence Discussions with Audit Committees;

•	Evaluation of the qualifications, independence and performance of External Auditors;
•	Definition of the Company’s hiring policy concerning persons who have worked or currently work with the External Auditors;

•	Review, with the External Auditors, of the scope, planning and resources to be used in their services;
•	Responsibility for the settlement of any differences between the Executive Committee and the External Auditors concerning financial information;
•	Definition of the annual fee limits to be paid regarding the services supplied by External Auditors and quarterly review of the contracting levels of such services.

Within this context, it should be particularly stressed that External Auditor independence was safeguarded by the implementation of the Company’s policy on pre-approval of the services to be contracted with the External Auditors, which results from the application of the rules issued by the SEC on this matter. According to such policy, the Audit Committee makes an overall pre-approval of the service provision proposal made by the Auditors and a specific pre-approval of other services that will eventually be provided by the External Auditors, particularly the services other than “audit and audit related”.

It should also be stressed that, in accordance with SEC rules, the Audit Committee, within its responsibilities, has defined the rules on the limitations and restrictions the PT Group must comply with should there be an intention to hire employees  belonging to the External Auditors’ company.

10. WHISTLEBLOWING

In 2005, the PT Group implemented a set of procedures called “System for Qualified Communication of Undue Practices”, or Whistleblowing. Within this System, “undue practices” mean all acts or omissions, wilful or seriously negligent, which are imputed to the conduct of corporate body members and other managing officers, heads of departments, staff and remaining employees of Group companies, notably in matters pertaining to Accounting, Internal Control or Auditing, that may be reflected in the financial statements or in information sent to the Portuguese regulatory authority, the Portuguese Securities Market Commission (CMVM), or the US regulatory authority, the U.S. Securities and Exchange Commission (SEC), or that may cause damage to the PT Group’s assets.

Taking this framework into account, whistleblowing is any communication of information made by any person who believes that there is evidence of any of the following:

•	Violation of a law, rule or regulation;
•	Bad management;
•	Abuse of authority;
•	Large fund squandering.

Upon implementation, the existence of the System for Qualified Communication of Undue Practices was made public through personal communication addressed to each of the employees and by the inclusion of a text on the PT Group website.

Any employee or person outside the Group (meaning a person that does not belong to the PT Group’s staff – for instance, a shareholder, customer or supplier) may communicate undue practices through a website specifically created for such purpose:  https://napq.telecom.pt.

The communication is automatically encrypted, it may be sent from any computer (within or outside the PT Group), and its identification is virtually impossible.

Both confidentiality of the communication and the anonymity of the person reporting will be ensured at all times, unless the person concerned unequivocally intends and declares otherwise.

In no case is any kind of retaliation tolerated against those that make the said communications.

The Audit Committee ensures the receipt and follow up of communications, which are first received by a Qualified Communication Analysis Team (NAPQ – Núcleo de Análise de Participações Qualificadas), who processes the communications and sends them to the Audit Committee. The Audit Committee has powers to take the required decisions, making the same known to the CEO and CFO, as well as to other internal or external entities whose involvement is required or justified.

CHAPTER 3. INFORMATION DISCLOSURE

1. CAPITAL STRUCTURE AND MAJOR SHAREHOLDERS

Capital Structure

Upon completion, on 31 December 2007, of the share capital reduction in the Company, in an amount of 3,091,695 Euros, by means of extinction of 103,056,500 own shares, the share capital in PT is, as from such date, thrity million seven hundred and seventy-four thousand Euros, fully paid up and represented by 1,025,800,000 (one thousand and twenty-five million and eight hundred thousand) shares with a par value of three cents each.

Five hundred of such shares are class A shares, which is equivalent to 0.0000487% of the entire share capital. Under the bylaws, a majority of class A shares must be held by the Portuguese State or other entities belonging to the State sector, and are currently held by Direcção-Geral do Tesouro. The special rights regarding class A shares are described in Chapter 5-3.

All PT ordinary shares are admitted to trading on the Eurolist by Euronext Lisbon regulated market.

Pursuant to a resolution approved at the General Meeting of Shareholders held on 22 June 2007, the Board of Directors is authorised under the bylaws to increase the share capital, on one or more occasions, as provided for by law, up to 15,000,000 Euros, provided however that the Audit Committee gives an opinion in favour of such share capital increase and the increase is preceded by a resolution of the General Meeting of Shareholders established the parameters under which it must be executed, as required by the bylaws.

Major Shareholders

Qualified holdings	31 December 2007

Institutions	No. of shares	% of capital
Brandes Investments Partners	98,943,217	9.65%
Telefónica	93,915,644	9.16%
Espirito Santo Group	91,311,811	8.90%
Caixa Geral de Depósitos Group	65,341,768	6.37%
Ongoing Strategy Investments	60,404,969	5.89%
Telmex	38,460,000	3.75%
Fidelity	23,592,185	2.30%
Barclays Group	23,216,664	2.26%
Capital Group Companies	22,996,339	2.24%
Credit Suisse	22,683,484	2.21%
Visabeira Group	22,667,473	2.21%
Controlinveste Comunicações	22,284,551	2.17%

Updated information on qualified holdings in the Company may be consulted at www.telecom.pt or the CMVM site.

2. RISK CONTROL SYSTEM

As a Group whose holding is listed on the Euronext Lisbon and on the New York Stock Exchange and as an organisation having high corporate governance and internal control demands, the PT Group has since long ago strongly commmited itself to a Risk Control System.

Such commitment has gone through different stages along the different phases of the businesses’ and the Group’s evolution, requiring that the degree of formalisation and identification of the adopted model be ever greater, with more evidences in its implementation.

In this way, in order to characterise such phases, and as any constantly dynamic organisation, the Portugal Telecom Group has started this job by building a dictionary of risks at the various levels of interaction with the Company, and intended such dictionary to work as a standard instrument for all potential threats and opportunities faced by the Group’s businesses and its framework. Without prejudice to this systematisation work, it is important to mention that, although this systematisation and report exercise only started at a certain time of the Company’s life, a non-explicit concern for the surroundings, strategy and operations of the Group’s companies was always present in the Executive Committees of such companies.

During a first stage, considering that PT is subject to several demands imposed by regulators on the capital markets where it is listed, it has been sought to ensure, as a first priority, that compliance with all rules was ensured, thus guaranteeing that, at a second stage, implementation of the best risk management practices can be sought, an exercise that is still currently pursued.

To be more precise, PT started its first priority by identifying and evaluating risks related to financial information report, a requirement that was put forward by the Securities and Exchange Commission (SEC), and for such purpose PT identified control goals that PT should implement in order to ensure that procedures, systems and organisation having an impact prior to the execution of the financial report are subject to appropriate and operational controls taking into account the layers of the COSO(1) model, i.e.: (i) Entity Level Controls; (ii) IT Level Controls; and (iii) Process Level Controls.

 (1) Committee of Sponsoring Organizations of the Treadway Commission

This work was carried out by the Company’s Executive Committee, more directly supported by the Executive Committees of instrumental businesses and companies, and one of its major landmarks occurred at the end of 2006, with PT being the first Portuguese company to fully comply with all internal control requirements for financial reporting as required for foreign companies under section 404 of the Sarbannes-Oxley Act. All this work was followed up and supervised by the Company’s Audit Committee, which, since its creation, originally as a specific committee within the Board of Directors and, since 22 June 2007, as an autonomous supervisory body composed of non-executive members of such Board elected by the General Meeting of Shareholders, had a very active role in the promotion of an appropriate and operational financial report internal control system.

Upon completion of this work, and in parallel with the same, the Company’s Executive Committee, while reinforcing its 2002 commitment and further seeking to create a better support for the creation of an integrated vision of an internal control system not exclusively oriented to compliance, approved, in the end of 2007, the creation of an Internal Control and Risk Management Team, directly dependent of the Chief Financial Officer having responsibilities over the promotion of a vision of a structured and sustainable internal control system that, under the supervision of the Corporate Internal Audit, will allow the PT Group to have a structure capable of segregating the preventive and detective visions of the model that will ensure an efficient risk management in the PT Group.

Based on such commitment, PT has been extending the work already done up to 2007 to other relevant vectors in the Group’s internal control structure, by continuing this activity over subsequent years and ensuring that the Group may go forward with a more structured risk management rationale permitting a more effective identification of strategic and operational risks, and making it possible to systematise the existing and the desired internal control levels in these areas.

Without prejudice to this work, the Corporate Internal Audit, as supervisor element of this model, has already started, with the Group’s Executive Committees and in parallel with the work described herein, a work of identification and evaluation of such risks in order to build the annual internal audit plan. Such work will be important to contribute to the structuring of an aligned model permitting a reinforcement of the Group’s Risk Control System.

As referred to above, the PT Group defined a set of control goals PT intends to see ensured at all times by its Executive Committees responsible for the Group’s various procedures, systems and organisation. Such goals are materialised in the Internal Control Manuals in the various companies having a material expression in the PT Group. The definition of such control goals and the controls thereof was based on 2 COSO (applicable to Entity Level Controls and Process Level Controls) and COBIT(2) (applicable to General Information System Controls) references.  (2) Control Objectives for Information and Related Technology

During the beginning of 2008 and pursuing the goal of promoting the implementation of an internal control and risk management structure beyond compliance, PT defined a set of minimum internal control requirements, particularly applicable to international businesses, which should serve as additional guidance for the Group in the definition of corporate policies.

Parallel to all the abovementioned work, the Internal Control and Risk Management Team will promote a better operation of the the Group’s main procedures, systems and organisation, by seeking to promote efficiency in the same and to create greater sustainable shareholder value. Furthermore greater relevance will be given before the main stakeholders to work communication and approved internal rules, and the following are already in progress: (i) a project aimed at reinforcing a better communication of the ethics and internal control commitments that the Group wishes to establish in the control of relations with third parties, shareholders or suppliers; (ii) continuous training provided to employees in order to reinforce the framework and relevance of the Internal Control and Risk Management System.

In this way, it is important to shortly describe the risks to which the Company is subject, in order to facilitate the comprehension of the existing Risk Control System.

Main risk factors

As an economic group that carries out its business in several business areas, the PT Group is exposed to various risks, the following being the main risk factors:

(2) Control Objectives for Information and Related Technology

•                  Regulation: To ensure follow-up of regulatory changes, given the threats and opportunities those changes represent for the competitive position of the PT Group within the businesses it is involved in. The Corporate Regulation Office is in charge of regulation risk management and should be up to date on new business regulations applicable to the sector with an impact on the PT Group, as issued by national and international entities.

•                  Competition: Potential reduction in the wireline service revenues as a result of the progressive effect of the wireline-mobile replacement, as well as the increase in competition by other wireline network operators. The management of this risk is a permanent concern of the Executive Committee of the Company and of its subsidiary companies’ Executive Committees in the quest for new and better products and services that prove to be innovating and represent value when compared to those of the competition, and that consolidate the image of the PT Group, with the final consumer, as the leader and pioneer in the telecommunications market.

•                  Technological evolution: Need for investments in ever more competitive businesses and with a recent history of very fast technological changes. The PT Group holds PT Inovação, a company tailored for the technological development of the Group’s businesses, in terms of applied investigation, engineering services and the development of innovating solutions and services, both in the domestic and international markets.

•                  Strategic partnerships: To ensure alliances, joint ventures or other kinds of efficient and effective relationships that positively affect competitive capacity. The Executive Committee of PT and all its other subsidiary companies have been playing a central role in the management of this risk, by reinforcing existing opportunities.

•                  Selecting, hiring, developing, training and retaining employees: To ensure the capacity for counting on duly motivated persons with the correct abilities in the right places. The Corporate Human Resources Office is in charge of managing this risk by identifying the key elements of the PT Group to then use retaining strategies as appropriate to the segments defined for its management.

•                  Financial Markets: Change in the expected income from investments made abroad as a result of changes in several variables, notably interest rate and exchange rate. The management of the financial market risk is ensured by the Corporate Finance Office. Portugal Telecom executes agreements regarding a set of derivative financial instruments so as to minimize the risks of exposure to variations in interest and exchange rates. The execution of agreements concerning financial instruments is made after a careful analysis of risks, benefits inherent to this type of transactions and consulting with various institutions acting in this market. Such transactions are subject to prior approval by the Executive Committee and involve a permanent follow-up of the financial markets’ evolution and of the positions held by the Company. The Fair Value of these instruments is determined on a regular and periodic basis throughout the year, in order to allow for a continuous evaluation of these instruments and their economic and financial implications.

•                  Taxation: Evolution of tax legislation and possible interpretations of the application of fiscal and para-fiscal regulations in different manners. The Taxation Team is in charge of managing this risk, by following up all tax regulations and use of tax planning opportunities. This department may be assisted by tax consulting whenever the issues under analysis are more critical, and therefore require the interpretation of an independent entity.

•                  Communication and Image: Portugal Telecom is a high media exposure company, and for such reason it has a critical risk level related to its ability to communicate its policies and image with its stakeholders and public opinion generally. The Corporate Communication Office is responsible for the management of this risk.

•                  Developing new products and services: The telecommunications business, within the competitive environment where it is inserted, depends largely on its ability to develop new products and services allowing it to fight against the loss of customers and to increase average revenue per customer.

•                  Social, environmental and ethical risks: The Company is subject to the general risks of a social, environmental and ethical nature that affect the business of any company or institution.

3. SHARE PRICE EVOLUTION

The following figure represents the evolution of the price of PT shares during the year 2007.

Most relevant facts announced during the 2007 financial year:

•             Announcement of a tender offer launch and update of the target company report – 12 January

•             Non-audited 2006 results – 8 February

•             New update of the tender offer target company report (increase in the shareholder remuneration package) – 20 February

•             Addendum to the updated tender offer target company report (clarification as to the minimum share buyback limit in 2.1 billion Euros) – 27 February

•             General Meeting of Shareholders rejecting approval of success conditions for tender offer – 2 March

•             Acquisition of 1.03% of the share capital through equity swaps

•             Payment of dividend concerning the 2006 financial year – 2 May

•             Results for the first quarter of 2007 – 10 May

•             Accrued acquisition of 2.07% of the share capital through equity swaps – 17 May

•             Accrued acquisition of 3.08% of the share capital through equity swaps – 4 June

•             Accrued acquisition of 4.05% of the share capital through equity swaps – 15 June

•             Accrued acquisition of 5.02% of the share capital through equity swaps – 3 July

•             Accrued acquisition of 6.17% of the share capital through equity swaps – 26 July

•             Results for the first half of 2007 – 7 August

•             Strategic partnership with Helios Investors LP for sub-Saharan Africa – 13 August

•             Accrued acquisition of 8.97% of the share capital through equity swaps – 13 September

•             Spin-off terms and conditions – 21 September

•             Acquisition of 9.13% of the share capital through physical settlement of equity swaps – 28 September

•             Spin-off reference price – 6 November

•             Spin-off completion – 7 November

•             Results for the first nine months of 2007 – 14 November

•             Accrued acquisition of 10.02% of the share capital through shares brought to balance sheet equity swaps – 13 September

4. DIVIDEND DISTRIBUTION

Dividend distribution policy

The Company adopts a dividend distribution policy that takes into consideration the business opportunities of the PT Group, investor expectations and the financing needs by shareholders’ equity, taking into account the capital’s cost and opportunity.

The Board of Directors is exclusively responsible for the proposal of dividend distribution, subject to Portuguese legislation and the Company’s bylaws.

According to the Company’s bylaws, at least 40% of the distributable profits of PT(3) shall be distributed to the shareholders as dividend, although the General Shareholders Meeting may resolve, with a qualified majority of two-thirds of the votes cast, to reduce or not distribute the dividend.

(3)   Calculated in light of the net income evidenced on the individual financial statements and determined according to the accounting principles in force in Portugal, after deduction of retained losses and a 5% allocation to the legal reserve until it has reached 20% of the share capital.

Concerning the resolution approving the application of profits, a majority of votes corresponding to class A shares is necessary to resolve on the distribution of dividend where the same exceed 40% of distributable net profits.

Dividend distributed in the last three financial yeas

The gross dividend per share pertaining to the last three financial years was as follows:

•             2006 – 0.475 euros

•             2005 – 0.475 euros

•             2004 – 0.35 euros

Within the Tender Offer to which the Company was subject in 2006 and 2007, the Borad of Directors submitted to the shareholders a remuneration package that included the payment of an annual dividend of 0.575 Euros per share in 2008-2009.

Therefore, the Board of Directors will submit to the Annual General Meeting of Shareholders a proposal for the allotment to shareholders of an amount of 0.575 euros per share, in respect of the 2007 financial year.

The said shareholder remuneration package also included a remuneration of 2.1 billion Euros for a share buyback programme, at market price, corresponding to the acquisition of a minimum of 16.5% of the share capital as on 31 December 2006, which will continue to be carried out during the 2008 financial year.

On 13 February 2008, the Company informed the market that, within the framework of the share buyback programme in progress, it holds the right to acquire a further 10,765,997 shares through equity swap agreements.

The number of own shares subject to derivative instruments contracted by the Company totalled, on such date, 63,391,786 shares, including an equity swap over 20,640,000 shares contracted under a previous share repurchase programme.

Within the framework of the share buyback programme in progress, the Company had acquired, on such date, a total of 145,808,286 shares equivalent to 12.92% of the share capital prior to the capital reduction executed on 20 December 2007, with the total amount of the share buyback programme then already implemented being 1,434 million euros.

Furthermore, during the 2007 financial year, the Company freely allotted to its shareholders its holding in its subsidiary PT Multimédia, also in accordance with the terms of the abovementioned shareholder remuneration package, thus executing the spin-off of such company and its subsidiaries, within the framework of which 180.6 million shares in PT Multimédia were disposed of.

5. PLANS FOR ALLOTMENT OF SHARES OR SHARE CALL OPTIONS

During the 2007 financial year, the Company did not adopt any share allotment plans or share call options, nor did any such plans remain in force, regarding Group directors or employees.

6. RELEVANT TRANSACTIONS WITH MEMBERS OF CORPORATE BODIES, HOLDERS OF QUALIFIED SHAREHOLDINGS OR COMPANIES WITHIN A CONTROL OR GROUP RELATIONSHIP

See note 45 to the consolidated financial statements included in the 2007 Consolidated Report and Accounts.

7. INVESTOR RELATIONS

It is PT’s policy to supply clear and transparent information, on a regular basis, to its shareholders and other members of the financial community.

The Investor Relations Office was created in March 1995 for the purpose of ensuring adequate relations with shareholders, investors, analysts and financial markets generally, in particular with the Markets and Stock Exchanges where PT is listed and their respective regulatory entities: CMVM and SEC.

This Office regularly prepares presentations, communications and press releases on quarterly, interim and annual results, as well as any inside information affecting the PT Group as a whole. It also provides all sorts of clarifications to the financial community in general - shareholders, investors (both qualified investors and retail) and analysts. Any interested party may have access the Investor Relations Office through the following contacts:

Nuno Prego

Investor Relations Office

Telephone:	+351.21.500.1701

Fax:	+351.21.500.0800

E-mail:	nuno.prego@telecom.pt

Address:	Av. Fontes Pereira de Melo, 40-9º, 1069-300 Lisboa

Company Switchboard:	+351.21.500.2000

Websites:	http://www.telecom.pt; http://ir.telecom.pt

The Investor Relations Office has a call centre that can be accessed through a free number and that provides clarifications to investors. It is open Monday to Friday, from 9 am to 6 pm.

During the year of 2007, PT pursued its investor relation activities, and held several events, notably road shows, presentations to investors and analysts, meetings and conference calls, and it has taken part in conferences in Europe and the United States.

In 2007, PT held a total of over 200 meetings with analysts and investors. Additionally, PT held meetings in its offices, as well as conference-calls with investors and analysts on a regular basis.

The three roadshows that took place in Europe and the United States, particularly the roadshow that took place in February (after disclosure of the annual results), as well as the one that took place between the end of November and the beginning of December.

The quality of the investor relation activities was once again considered as a reference by the financial community at national and international levels. At international level, PT was distinguished at the IR Magazine Continental Europe Awards 2007 with two prizes:

•             Best Investor Relations Officer (Small and Medium Cap)

•             Best Investor Relations in Portugal.

At national level, PT was awarded three prizes at the Investor Relations Awards 2007 organised by Deloitte, Diário Económico and Semanário Económico. The prizes received were as follows:

•             Best CEO in the Investor Relations area

•             Report and Accounts, non-financial sector – Honourable Mention

•             Best Investor Relations Officer – Honourable Mention.

8. COMPENSATION COMMITTEE

The Compensation Committee is elected by shareholders at the General Meeting and serves the purpose of defining the remuneration policy of PT corporate body members and determining the remunerations applicable taking into account the duties performed and the economic position of the Company.

For the completion of this task, the Compensation Committee continuously follows up and evaluates the directors’ performance, by checking the extent to which the proposed targets have been achieved, and it meets whenever necessary.

The current composition of the Compensation Committee, appointed by the General Meeting of Shareholders on 22 June 2007, is as follows:

•             Álvaro Pinto Correia, Chairman

•             João de Mello Franco

•             Francisco Esteves de Carvalho

The Member of the Compensation Committee João de Mello Franco is also a Non-Executive Director of PT.

The underlying factor of the proposal for and selection of the Compensation Committee members is the Company’s intention of ensuring that a majority of the Compensation Committee members are independent from management, without prejudice to the required articulation of this Committee with the Board of Directors.

In this way, except for the abovementioned non-executive director, the Compensation Committee does not include any other member of the Board of Directors or any member who has any family relationship with members of the management body by way of marriage, kindred or affinity in a direct line and up to the third degree.

9. CHANGE OF CONTROL

PT, in its normal course of business, executed some agreements that may be amended or terminated in case of change of control of the company. Due to their importance, the following shall be highlighted:

•                  Shareholders’ agreement executed on 16 April 1999 between the companies of Group Banque Marocaine du Commerce Exterieur, Holdco, S.A., Telefónica Intercontinental, SA and Portugal Telecom referring to the incorporation of Médi Telecom. Pursuant to the Agreement, in the case of a change of control in any party thereto, the remaining parties shall have a call option under which terms they may require that the shares held in Médi Telecom by the party affected by the change of control are sold to the other parties at its fair market value minus 10%. If such call option is executed by more than one party, the acquisition of the shares held by the party affected by the change of control shall be made pro-rata. In what concerns PT and for the purpose of this agreement, a change of control shall mean an acquisition, by a direct or indirect competitor of the Group, of a controlling holding in PT.

•                  Shareholders’ Agreement executed on 17 October 2002 between Telefónica and PT, whereby it was agreed that Telefónica Móviles shall have the right to sell all of Brasilcel’s shares held by it to PT, which shall be obliged to buy such shares, if there is a change of control in PT or in any of its subsidiaries which directly or indirectly has an interest in Brasilcel. Likewise, PT shall have the right to sell all of Brasilcel’s shares held by it to Telefónica, which shall be obliged to  buy such shares, if there is a change of control in Telefónica or in any of its subsidiaries which directly or indirectly has an interest in Brasilcel.

•                  Credit Facility in the total amount of 900 million Euros and some loan agreements, in the total amount of 386 million euros, executed on 31 December  2006 with BEI, which grant the lender the right to require the payment of all amounts in debt in case of a change of control in PT.

CHAPTER 4.                        EXERCISE OF VOTING RIGHTS AND SHAREHOLDER REPRESENTATION

1. GENERAL MEETING OF SHAREHOLDERS AND VOTING RIGHTS

The General Meeting of Shareholders, composed of shareholders with the right to vote, ordinarily meets once a year or whenever its call is requested to the Chairman of board of the General Meeting of Shareholders by the Board of Directors, by the Audit Committee or by Shareholders representing at least 5% of the share capital.

As at 31 December 2007, the board of the General Meeting of Shareholders of the Company was composed as follows:

•             António Manuel da Rocha e Menezes Cordeiro (Chairman)

•             Daniel Proença de Carvalho (Vice Chairman)

•             Francisco Manuel Leal Barona (Secretary)

According to the Company’s Bylaws, each 500 shares grant the right to one vote. Shareholders holding a lesser number of shares may group together and be represented by one of the group members, so as to jointly accumulate the number of shares necessary to exercise the right to vote.

Within the framework of American Depository Receipts (ADR) or Global Depository Receipts (GDR) programs having as their object Company shares, the holders of ADR or GDR are considered to be shareholders, while the entity on behalf of whom the shares are registered is considered to be a mere representative of theirs, provided they comply with the conditions provided for in the Bylaws for the exercise of such right. These conditions are communicated to the holders of the right to vote in each notice for the General Shareholders Meeting.

For confirmation of title to voting rights, the Bylaws require proof of the registry of the shares in a book-entry securities account no later than 5 business days prior to the respective meeting, and such shares should remain inscribed in the name of the shareholder until the General Meeting is closed.

A qualified majority of two thirds of the votes cast is required to resolve on the amendment of the Bylaws, at first or second call.

However, if shareholders holding at least half the share capital are present or represented at a General Meeting held on second call, the amendment to the Bylaws may resolved by a majority of the votes cast.

At a General Meeting of Shareholders resolving on an amendment to the Bylaws, shareholders holding at least shares corresponding to a third of the share capital must be present or represented. The General Meeting may resolve on second call whatever the number of shareholders present or represented, but in this case it must observe the rules on required majorities as to votes cast at General Meetings as described above.

In any case, no resolutions on bylaws amendment matters may be approved against the majority of votes corresponding to class A shares.

Still in the context of the General Meeting, and subject to it, refence must be made to the existence of a Compensation Committee, which composition, powers and activity during the financial year of 2007 are described above.

2. VOTING BY CORRESPONDENCE AND BY ELECTRONIC MEANS

The Company bylaws provide that the voting by correspondence or by electronic means may encompass all matters contained in the notice, under the terms and conditions set forth therein, and voting exercised in this way shall be considered at the time of vote counting by adding the same to the voting rights exercised in the course of the General Meeting.

The Bylaws further provide that the terms and conditions for voting by correspondence or by electronic means shall be defined by the Chairman of the board of the General Meeting of Shareholders, in order to ensure their authenticity, regularity, security, reliability and confidentiality up to voting time.

In any case, vote authenticity shall be ensured before the Chairman of the board of the General Meeting of Shareholders by means of communication having apposed a certified signature according to the law in the case of corporations, or by means of communication accompanied by a simple copy of the identification document in the case of individuals. In order to guarantee vote confidentiality, the said communication shall be sent in a closed envelope that will only be considered at the time of vote counting.

On the other hand, votes cast by correspondence or electronic means are deemed as negative votes as to any resolution proposals submitted at a time subsequent to the time when the same were cast. The presence at a General Meeting of a shareholder having exercised his voting rights by correspondence or electronic means, or his representative, determines the revocation of the vote so cast.

Voting by correspondence

Acoording to the procedures generally followed by PT, the voting by correspondence shall be performed as follows:

•             The shareholders entitled to vote may, according to article 22 of the Portuguese Securities Code, exercise such vote by correspondence, provided that, by the time and date scheduled on the notice, a communication addressed to the Chairman of the board of the General Meeting be delivered to the latter, such communication to bear a signature certified by a notary (or, for individuals, a simple signature together with a copy of the relevant ID card), and to include the address to where voting bulletins and other documentation should be sent. In return, the voting bulletins and other relevant documentation will be sent to such shareholders, who shall send to the Chairman of the board of the General Meeting, in such a way as to be received by the time and date scheduled on the notice for the General Shareholders Meeting (a 5-business day term has been adopted so far, but, as from 2009, this term is expected to be reduced to 3 business days), a closed envelope containing the duly filled in voting bulletins.

•             Without prejudice to the download of voting bulletins from the Internet according to the next paragraph, there are voting bulletins available to the shareholders at the offices of the Company, and the same may also be provided by hand delivery, by post or by electronic mail.

•             Alternatively, shareholders may also download the voting bulletins from the Internet site www.telecom.pt, and send the same, addressed to the Chairman of the board of the General Meeting, duly filled in and in a closed envelope, in such a way as to be received, together with an envelope containing a copy of the ID card (or, for corporations, a document of signature certification as provided for in the applicable law), the declaration of the financial intermediary entrusted with the registration service of the relevant shares.

•             In any case, shareholder votes may only be considered if the declaration of the financial intermediary entrusted with the registration of the relevant shares is received no later than 5 business days prior to the General Meeting.

Voting by Electronic Means

As an alternative to voting by correspondence, the holders of voting rights can choose to exercise their voting right by electronic means. However, the Chairman of the board of the General Meeting of Shareholders may subject voting by electronic means to the satisfaction of conditions as he establishes for safety and reliability thereof.

Also according to a practice implemented in the company, shareholders may vote through the Internet site www.telecom.pt, according to the requirements established thereon, provided that, by the time and date scheduled on the notice for the General Meeting of Shareholders, they deliver to the Chairman of the board of the General Meeting a communication, prepared in accordance with the form made available on that same Internet site, to bear a signature certified by a notary (or, for individuals, a simple signature together with a copy of the relevant ID card), and to include the post mail address to where the keyword to be made available by the Company should be sent.

Such shareholders may exercise their voting rights during the period fixed on the notice for the General Shareholders Meeting. Only the votes of shareholders in respect of whom the declaration of the financial intermediary entrusted with the registration service of the relevant shares has been received during the period fixed on the notice for the General Shareholders Meeting may be taken into account.

3. SHAREHOLDER REPRESENTATION

Shareholders may participate directly in the General Meeting or appoint proxies to represent them, within the broadest terms foreseen in the Portuguese Companies’ Code. A signed letter addressed to the Chairman of the board of the General Meeting of Shareholders is a sufficient instrument of representation.

4. AVAILABILITY OF PREPARATORY INFORMATION

The proposals to be submitted by the Board of Directors to the General Meeting of Shareholders, as well as the reports that must be legally attached thereto and all other preparatory information data, are made available to shareholders at the company’s registered office for a period of no less than 15 days prior to the meeting. The content of such documents is also disclosed on the Company’s website, both in Portuguese and in English.

So as to facilitate access to such documents, especially by foreign shareholders, the Investor Relations Office will send the same by postal mail, fax or electronic mail, upon request.

In addition, the text of the notice for the General Meeting of Shareholders and of the proposals received by the board of the General Meeting of Shareholders will be available on the company’s website sufficiently in advance.

The result of the resolutions of the General Shareholders Meeting is disclosed by the company on its website, as well as through its Investor Relations Office.

CHAPTER 5.                        CORPORATE RULES

1. CODES OF CONDUCT

Code of Ethics

The PT Group’s Code of Ethics applies to all employees in order to guarantee a set of common ethical standards for all the Group’s companies. Its update and implementation are permanently monitored by the Governance Committee.

The goals, values and rules listed in the Code of Ethics incorporate the PT Group’s culture, which should preside over the professional conduct of all those who work at its companies and imposes its disclosure with investors, customers, suppliers, regulatory authorities and competitors.

In order to pursue such goals and values, all employees and agents of the PT Group should guide their actions by the following rules as better expressed on the text of the Code of Ethics:

•             Protection of shareholder rights and Interests;

•             Safeguard of assets in the course of the company’s business;

•             Duty to undertake a loyal behaviour towards the PT Group, by promoting its prestige;

•             Protection of confidentiality and professional secrecy as to any information obtained in carrying out business, including after termination of duties;

•             Compliance with the liability limits assigned to each employee;

•             Good governance, with zeal and transparency in the management of the PT Group companies;

•             Duty to scrupulously comply with the applicable legal and regulatory rules;

•             Duty to communicate conflicts of interest and refrain from exercise of functions that may put compliance with the PT Group employee duties in question;

•             Duty not to accept or resort to unlawful offer or advantages;

•             Transaction limitation as to securities issued by a PT Group company where an employee is in possession of sensitive or inside information;

•             Duty to refrain from participating in transactions under conditions other than usual market conditions with entities having trade relations with the PT Group;

•             Contribution to the creation of a good inter-person relationship within the PT Group;

•             Duty to show high professionalism, respect, honesty, good faith and courtesy when dealing with the customer, by acting notably in such a way as to provide the customer with an efficient assistance and support service;

•             Negotiation with suppliers always in observance of the good faith principle and duty to fully honour all commitments to suppliers;

•             Observance of competition rules and promotion of a good relationship with competitors;

•             Duty to cooperate with regulatory authorities;

•             Observance of the principle of equal opportunities and appreciation of professional careers and merit;

•             Advancement of safety and welfare at work;

•             Rules of conduct as to press releases and advertising;

•             Undertaking social responsibility with the communities where the PT Group’s corporate businesses are carried out, in order to contribute to their progress and wellbeing.

The full text of the PT Group Code of Ethics is available for consultation on the Company’s official website (www.telecom.pt) and may also be made available through the Investor Relations Office.

Code of Ethics for Financial Officers

In 2004, the PT Group Board of Directors approved the “Code of Ethics for Financial Officers”, reinforcing the importance of the specific ethical rules applicable to all PT Group employees that are directly or indirectly involved in the preparation, analysis and disclosure of financial statements, press releases or any other information to be disclosed to the markets related to one of the entities that integrate the PT Group.

The Code of Ethics for Financial Officers reinforces the principles of honesty and responsibility and regulates aspects such as the reporting of conflicts of interest, competence and professionalism, professional secrecy, compliance with the laws applicable to the PT Group and the responsibility for disclosure of information. Its scope has been disclosed to all relevant employees by the annual signature of a compliance statement.

This Code is also available on the Company’s website.

Internal Regulation on Transactions by the Group’s Managers

In 2006, the transactions by the PT Group’s managers were subject to regulation through a Regulation on Transactions by the Group’s Managers, which replaced the former Regulation on Transactions for the account of Senior Managers.

This Regulation was issued in line with the amendments implemented by Decree-Law no. 52/2006 of 15 March to the Portuguese Securities Code, notably aiming at extending the objective and subjective scope of the matters and definitions specified under applicable legal and regulatory rules in order to complete the system of rules on Corporate Governance and good conduct practices  as already in force fpor PT and implement by PT in  order strengthen the merkat abuse prevention..

However, in the current year, the Company thought it should revise such document to adjust its rules to the new conditions and to make swifter the insertion of data in the database implemented by the Securities Market Commission for this purpose swifter, notably taking into account that since the approval of such Regulation several facts occurred having an effect on the PT Group’s structure, particularly the spin-off of its subsidiary PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. (currently, ZON Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.).

In this way, such amendment implements the form of compliance with the legal obligations of communication, by the PT Group managers, of the transactions carried out with their participation.

Transactions with Related Parties

The Company has in force, since 2006, a Regulation on Transactions with Related Parties aimed at implementing a set of procedures towards ensuring a correct identification and disclosure of transactions with related parties, as well as defining the relevant concepts of “transaction” and “related parties”.

This Regulation pursues a double purpose: (1) permitting PT’s financial statements to evidence, if and where applicable, the possibility of the Company financial position and results being affected by the existence of related parties and by transactions and pending balances for the same; and (2) safeguarding PT’s interest in potential conflict of interest situations vis-à-vis the interests of persons or entities understood as having the possibility of influencing, either directly or indirectly, its management.

However, the Company thought it should reformulate some procedures regarding transactions with related parties, and new rules were approved by the Board of Directors on 31 January 2008.

Such rules provide for internal control procedures and mechanisms that ensure the proper identification and disclosure of transactions with related parties, involving a preliminary stage of definition, identification and transparency in the transaction decision-making process, to culminate in the disclosure of relevant transactions according to the Portuguese Securities Code rules and with the Securities Market Commission (CMVM) and United States Securities and Exchange Commission (SEC) regulations.

Sustainable Development and Social Responsibility Policy

The corporate sustainability strategy in PT is integrated in a consistent and transverse way within the Group and lies on the development and monitoring of practices and procedures at three main levels: economic, environmental and social.

Social, corporate, economic and environmental responsibilities are levels that are intrinsic in this strategy that PT expects to progressively consolidate and renew in a systematic and transverse way as to the Group’s business.

Within this framework, PT is the signatory of and actively participates in a number of international organisations connected to the advancement of the best practices leading to sustainable development. PT is a signatory of the sustainability principles of the United Nations Global Compact, the Social Responsibility charter of the Union Network International, the sustainability charter of ETNO – European Telecommunications Network Operators Association, and is a member of the Business Council for Sustainable Development of Portugal (WBCSD).

The sustainability report is published each year, simultaneously with the consolidated report and accounts, and it is prepared in accordance with the guidelines of the Global Reporting Initiative (GRI). The report is audited by an independent external entity. This document outlines the practices and economic, social and environmental references that allow the performance of the company to be highlighted in a tridimensional sustainability perspective, as well as the commitments undertaken by PT before its stakeholders.

This report is also published on the Company’s website.

2. INTERNAL RISK CONTROL PROCEDURES

Internal risk control procedures were already specified in connection with the risk control system described under Chapter 3-2 above.

3. MEASURES THAT MAY INTERFERE WITH THE SUCCESS OF TAKEOVER BIDS

Measures existing in the Company that may interfere with the success of takeover bids are described hereinafter.

However, it is PT’s understanding that its Bylaws do not contain any defensive clauses the effect of which is to automatically cause erosion in the company’s assets in case of change or change in the composition of the management body, and that is not the casenotably of the provisions that described below.

This notwithstanding, it was CMVM’s understanding, in its Analysis on the Compliance with the Recommendation on the Governance of Listed Companies in 2006, that PT failed to comply with Recommendation no. 4, as already referred to in Chapter 0.

Limitation on the counting of the votes of a single shareholder

According to article 13 of the company’s bylaws, the votes cast by a single holder of ordinary shares, directly or through a representative, on his own behalf or as a representative of another shareholder, that exceed 10% of the total voting tights corresponding to the share capital, shall not be counted.

Class A Shares

On the other hand, further to the ordinary shares, the share capital in PT is also represented by 500 Class A shares, which may be held only by the Portuguese State or another entity belonging to the public sector: Those shares grant special rights, pursuant to the terms set forth in article 14-2 and article 19-2 of the company’s bylaws.

According to these provisions, the following matters may not be approved at a General Meeting of Shareholders against the majority of the votes corresponding to Class A shares:

•                  Authorization for the acquisition of ordinary shares representing more than 10% of the share capital by shareholders that directly or indirectly perform, directly or not, activities competing with those of the companies within a control relationship with PT;

•                  Amendments to the bylaws and share capital increases, as well as the limitation or suppression of pre-emptive rights and the establishing of standards for share capital increases to be resolved by the Board of Directors;

•                  Issuance of bonds or other securities, establishing the issue value for these securities to be resolved by the Board of Directors and limitation or suppression of pre-emptive rights in the issuance of bonds convertible into shares, as well as establishing the standards for the issuance of such convertible bonds to be resolved by the Board of Directors;

•                  The passing of resolutions on the application of the financial year results, in the event of a dividend distribution to the shareholders in a percentage in excess 40% of distributable profits;

•                  Election of the board of the General Meeting of Shareholders, as well as of the Chairman of the Audit and the Chartered Accountant;

•                  Approval of the general goals and fundamental principles of the Company’s policies;

•                  Definition of the general principles of the policy of shareholdings in companies, as well as, in the cases where those principles require prior authorization by the General Meeting of Sharehodlers, the passing of resolutions on such acquisitions and sales;

•                  Moving the Company’s registered offices.

In addition, the election of one third of the total number of directors, including the Chairman of the Board of Directors, requires the votes issued by the State, in its capacity as holder of Class A shares.

On the other hand, although this is not a special right of the owners of class A shares properly, it is convenient to stress that the Company’s Bylaws determine that, among the members of the Executive Committee designated by the Board of Directors, at least one or two designated directors, according to the Executive Committee being composed of five or seven members, must be elected in accordance with the election rule that grants special rights to owners of class A shares.

Limitations on the transferability of shares, shareholders’ agreements and limitations on the ownership of shares

There are no limitations on the transferability of shares, and the company has no knowledge of the existence of any shareholders’ agreements.

Under the terms of the Bylaws, shareholders which are, either directly or indirectly, engaged in an activity which competes with an activity being performed by companies in a controlling relationship with PT may not hold more than 10% of the company’s ordinary shares without the prior authorization of the General Shareholders Meeting.

APPENDIX

Functions performed by members of the management body in other companies

The functions performed by each of the directors in other companies are as follows:

•                  MEMBERS OF THE EXECUTIVE COMMITTEE

•                  Henrique Granadeiro

Functions in other PT Group companies:

Chairman of the Board of Directors of PT Centro Corporativo, S.A.

Chairman of the Board of Directors of PT Rede Fixa, SGPS, S.A.

Chairman of the Board of Directors of Fundação Portugal Telecom

Chairman of the Board of Directors of Africatel Holdings B.V.

Functions in other companies:

Non-executive Member of the Board of Directors of OPCA - Obras Públicas e Cimento Armado, S.A.

Member of the Board of Directors of Espírito Santo Resources

Member of the Strategic Council of Banco Finantia

Chairman of the Board of the Portuguese-Chinese Chamber of Commerce

Member of the General Council of COTEC Portugal – Associação Empresarial para a Inovação

Non-executive Director of Fundação Eugénio de Almeida

Member of the Council of Founders of Fundação Casa da Música

•                  Zeinal Bava

Functions in other PT Group companies:

Chairman of the Board of Directors of TMN - Telecomunicações Móveis Nacionais, S.A.

Chairman of the Board of Directors of PT Comunicações, S.A.

Chairman of the Board of Directors of Portugal Telecom Inovação, S.A.

Chairman of the Board of Directors of PT.Com, Comunicações Interactivas, S.A.

Chairman of the Board of Directors of PT Prime – Soluções Empresariais de Telecomunicações e Sistemas, S.A.

Chairman of the Board of Directors of PT – Sistemas de Informação, S.A.

Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A.

Chairman of the Board of Directors of PT Portugal, SGPS, S.A.

Director of PT Rede Fixa, SGPS, S.A.

Director of PT Centro Corporativo, S.A.

Functions in other companies:

Not applicable

•                  Rodrigo Costa*

Functions in other PT Group companies:

Chairman of the Board of Directors of PT Comunicações, S.A.

Chairman of the Board of Directors of PT Prime, S.A.

Chairman of the Board of Directors of PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A.

Non-executive Chairman of the Board of Directors of PT Sistemas de Informação, S.A.

Chairman of the Board of Directors of Portugal Telecom Inovação, S.A.

Director of PT Centro Corporativo, S.A.

Director of PT Portugal, SGPS, S.A.

Director of PT Rede Fixa, SGPS, S.A.

Chairman of the Board of Directors of PT.COM, Comunicações Interactivas, S.A.

Functions in other companies:

Member of the Consultive Council for the Technological Plan of Portugal

Member of the High Council for Foreign Investment

* Director Rodrigo Costa resigned from his office in the course of the 2007 financial year

•                  Luís Pacheco de Melo

Functions in other PT Group companies:

Director of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A.

Director of PT Prestações – Mandatária de Aquisições de Gestão de Bens, S.A.

Non-Executive Director of Banco BEST, S.A.

Chairman of the Board of Directors of Previsão – Sociedade Gestora de Fundos de Pensões, S.A.

Chairman of the Board of Directors of PT-ACS – Associação de Cuidados de Saúde

Chairman of the Board of Directors of PT Imobiliária, S.A.

Director of PT Centro Corporativo, S.A

Director of PT Rede Fixa, SGPS, S.A

Member of the Board of Directors of Brasilcel

Director of Africatel Holdings B.V.

Functions in other companies:

Not applicable

•                  João Pedro Baptista

Functions in other PT Group companies:

Chairman of the Board of Directors of Portugal Telecom - Investimentos Internacionais Consultoria Internacional, S.A.

Chief Executive Officer of Africatel Holdings B.V.

Chairman of the Board of Directors of PT Móveis – Serviços de Telecomunicações, SGPS, S.A.

Chairman of the Board of Directors of PT Acessos de Internet WI-FI, S.A.

Chairman of the Board of Directors of PT Ventures, SGPS, S.A.

Chief Counsellor of Portugal Telecom Brasil, S.A.

Vice-Chairman of the Board of Directors of Vivo Participações, S.A.

Vice-Chairman of Brasilcel

Chairman of the Board of Directors of Mobitel

Member of the Board of Directors of Universo Online – UOL.

Chairman of the Board of Directors of Directel

Member of the Board of Directors of Unitel, SARL

Functions in other companies:

Not applicable

•                  António Caria

Functions in other PT Group companies:

Chairman of the Board of Directors of PT Compras - Serviços de Consultoria e Negociação, S.A.

Chairman of the Board of Directors of PT Contact - Telemarketing e Serviços de Informação. S.A.

Functions in other companies:

Chairman of the General Meeting of Members of APQ - Associação Portuguesa para a Qualidade

•                  Rui Pedro Soares

Functions in other PT Group companies:

Member of the Board of Directors of Portugal Telecom Imobiliária, S.A.

Functions in other companies:

Member of the Board of AIP – Associação Industrial Portuguesa

•                  NON EXECUTIVE DIRECTORS

•                  António Viana Baptista*

Functions in other PT Group companies:

•                  Counsellor of Brasilcel N.V.

Functions in other companies:

Member of the Board of Directors, Delegate Commission and Executive Committee of Telefónica, S.A.

Chief Executive Officer of Telefónica Móviles España, S.A.L.

Chief Executive Officer of Telefónica de España, S.A.L.

Member of the Board of Directors of O2,PLC

Member of the Board of Directors of Telefónica Latinoamérica

* Director António Viana Baptista resigned from his office in the course of the 2008 financial year.

•                  Fernando Abril-Martorrel*

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Chief Executive Officer (CEO) of Credit Suisse Spain

* Director Fernando Abril-Martorell resigned from his office in the course of the 2008 financial year.

•                  Joaquim Goes

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Director of Banco Espirito Santo, S.A.

Director of BES-Vida, Companhia de Seguros, S.A.

Director of E.S. VENTURES, SCR, S.A.

Director of ESDATA – Espirito Santo Data, SGPS, S.A.

•                  Amílcar Morais Pires

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Director of Banco Espírito Santo, S.A.

Director of BES-Vida, Companhia de Seguros, S.A.

Director of Banco Espírito Santo de Investimento, S.A.

Chairman of the Board of Directors of Bank Espírito Santo (International) Limited

Director of ESAF - Espírito Santo Activos Financeiros, SGPS, S.A.

Director of Espírito Santo PLC (Dublin)

Director of Banco Espírito Santo Oriente, S.A.

Chairman of the Board of Directors of BIC – International Bank, Ltd (BIBL)

Director of BES Finance Limited

•                  Armando Vara*

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Director of Caixa Geral de Depósitos

Chairman of the Board of Directors of IMOCAIXA, S.A.

Chairman of the Board of Directors of SOGRUPO, GI (ACE-Grupo CGD)

Director of Caixa Participações, SGPS, S.A.

Chairman of the Board of Directors of CAIXATEC Tecnologias de Comunicação, S.A.

* Director Armando Vara resigned from his office in the course of the 2008 financial year.

•                  Jorge Tomé

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Chief Executive Officer of Caixa – Banco de Investimento, S.A.

Chairman of the Board of Directors of Trem II – Aluguer de Material Circulante

Director of Sociedade Gestora de Fundos de Investimento Mobiliários Caixageste

•                  Nuno de Almeida e Vasconcellos

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Chairman of the Board of Directors of Ongoing Strategy Investments, SGPS, S.A.

Chairman of the Board of Directors of Insight Strategic Investments, SGPS, S.A.

Non-executive Director of Heidrick & Struggles

Member of the Board of of Automóvel Clube de Portugal

•                  Rafael Luís Mora Funes

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Director of Ongoing Strategy Investments

Member of the Compensation Committee of Impresa

Member of the Compensation Committee of Banco Privado Português

Member of the Supervisory Board of the Business School of INDEG-ISCTE

Member of the Board of Automóvel Clube de Portugal

•                  João Mello Franco

Functions in other PT Group companies:

Vice-Chairman of the board of the General Meeting of Shareholders of PT Pro, Serviços Administrativos e de Gestão Partilhados, S.A.

Functions in other companies:

Chairman of the board of the General Meeting of Shareholders of SIRESP, S.A.

•                  Thomaz Paes de Vasconcellos

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Managing Partner of TPV – Consultoria e Gestão, Lda.

•                  José Xavier de Basto

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Not applicable

•                  Franquelim Alves

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Not applicable

•                  Gerald McGowan

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Not applicable

•                  Francisco Pereira Soares

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Chairman of the Environment Committee of CEEP - European Centre of Enterprises with Public Participation and of Enterprises of General Economic Interes – (“Centro Europeu de Empresas com Participação Pública e de Interesse Económico Geral, Brussels”)

Director of Gadsa – Arquivo e Depósito, S.A.

•                  Fernando Soares Carneiro

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Member of the Board of Directors and Executive Committee of REN, SGPS, S.A.

•                  Luís de Azevedo Coutinho

Functions in other PT Group companies:

Not applicable

Functions in other companies:

Not applicable

Professional qualifications and professional activities performed during the last 5 years

•                  Members of the Executive Committee

Henrique Granadeiro

Portuguese, 64 years old.

Elected for the first time in 2003. Former term of office ended on 31 December 2005 and was re-elected in 2006 | Chairman of the Board of Directors of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., from 2006 to 2007 | Executive Member of the Board of Directors of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., from 2002 to 2006 | Non-executive Member of the Board of Directors of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., in 2001 | Chairman of the Board of Directors of Cabo TV Madeirense, S.A. | Chief Executive Officer of Lusomundo Media, SGPS, S.A., from 2002 to 2004 | Chief Executive Officer of Diário de Notícias from 2002 to 2004 | Chief Executive Officer of Jornal de Notícias from 2002 to 2004 | Chief Executive Officer of TSF from 2002 to 2004 | Chief Executive Officer of Jornal do Fundão from 2002 to 2004 | Chief Executive Officer of Açoreana Ocidental from 2002 to 2004 | Chief Executive Officer of DN da Madeira from 2002 to 2004 | Chairman of the Board of Directors of Aleluia - Cerâmica Comércio e Indústria S.A. from 2001 to 2004 | Member of the Board of Directors of Parfil SGPS S.A. from 2001 to 2004 | Member of the Board of Directors of Controljornal SGPS S.A. from 1990 to 2001 | Member of the Board of Directors of Sojornal - Sociedade Jornalistica e Editorial S.A from 1990 to 2001 | President of Fundação Eugénio de Almeida from 1989 to 1992 | President of IFADAP - Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 to 1990 | Managing Director of Fundação Eugénio de Almeida from 1981 to 1987 | Member of the Board of Directors of M.N. Tiago, Construções S.A. during 1981 | Member of the Board of Directors of Standard Eléctrica during 1981 | Portuguese Ambassador to the O.E.C.D. from 1979 to 1981 and Head of the Civil House of the President of the Republic of Portugal from 1976 to 1979. He has a degree in Corporate Organization and Business Administration by the Instituto Universitário de Évora (Sociology Department).

Zeinal Bava

Portuguese, 42 years old.

Elected for the first time in 2000. Former term of office ended on 31 December 2005 and was re-elected in 2006 | Chief Executive Officer of PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A., from May 2003 to September 2007 | Chairman of the Board of Directors of TV Cabo Portugal, S.A., from March 2004 to September 2007 | Chief Executive Officer of TMN – Telecomunicações Móveis Nacionais, S.A., from December 2005 to May 2006 | Chairman of the Board of Directors of Previsão - Sociedade Gestora de Fundos de Pensões, S.A., from March 2003 to October 2007 | Chairman of the Board of Directors of PT Prestações – Mandatária de Aquisições de Gestão de Bens, S.A., from March 2004 to 2006 | Chairman of the Board of Directors of PT Conteúdos – Actividade de Televisão e de Produção de Conteúdos, S.A., until September 2007 | Chairman of the Board of Directors of Lusomundo Cinemas, S.A., until September 2007 | Chairman of the Board of Directors of Lusomundo Audiovisuais, S.A., until September 2007 | Chairman of the Board of Directors of PT Televisão por Cabo, SGPS, S.A., until September 2007 | Member of the Board of Directors of Brasilcel NV from December 2002 to October 2007 | Member of the Board of Directors of Portugal Telecom Investimentos Internacionais, S.A., from April 2004 to April 2006 | Vice-CEO of the Board of Directors of PT Comunicações, S.A., from January 2004 to December 2005 | Member of the Board of Directors of PT Corporate - Soluções Empresariais de Telecomunicações e Sistemas, S.A. from June 2003 to April 2006 | Member of the Board of Directors of PT Sistemas de Informação, S.A., from May 2004 to April 2006 | Member of the Board of Directors of Portugal Telecom Brasil, S.A., from July 2002 to March 2004 | Member of the Board of Directors of Páginas Amarelas, S.A., from January 2004 to May 2005 | Member of the Board of Directors of PT Compras - Serviços de Consultoria e Negociação, S.A., from May 2003 to 2005 | Member of the Board of Directors of BEST - Banco Electrónico de Serviço Total, S.A., from May 2001 to October 2004 |  Member of the Board of Directors of Telesp Celular Participações S.A. from April 2001 to December 2003 | Member of the Board of Directors of CRT Celular Participações S.A. from 2003 to 2005 | Member of the Board of Directors of Tele Sudeste Participações, S.A., from 2003 to 2005 | Member of the Board of Directors of Tele Leste Participações, S.A., from 2003 to 2005 | Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A., from 2003 to 2005 | Vice-President of PT Ventures, SGPS, S.A., from 2000 to 2002 | Merrill Lynch – Executive and Relationship Manager for Portugal Telecom, from 1998 to 1999 | Deutsche Morgan Grenfell – Executive and Relationship Manager for Portugal Telecom, from 1996 to 1998 | Warburg Dillon Read – Executive Manager, from 1989 to 1996. He has a degree in Electronic and Electrotechnical Engineering by the University College, London.

Rodrigo Costa*

Portuguese, 47 years old.

Elected for the first time in 2005. Term of office ended on 31 de December 2005 and was re-elected in 2006 | Chief Executive Officer of PT Comunicações, S.A., since December 2005 | Member of the Consultive Council for the Technological Plan of Portugal since 2005 | Member of the High Council for Foreign Investment since 2004 | Corporate Vice-President of OEM Microsoft Corporation from 2002 to 2005 | General Manager of Microsoft Brasil from 2001 to 2002 | Member of the Consultive Council of Instituto Superior de Comunicação Empresarial, Human and Social Science College, from 1998 to 2000 | Member of the Board of the Fórum dos Empresários para a Educação from 1997 to 2001 | Manager and Vice-President of the Portuguese-American Chamber of Commerce from 1996 to 2001 | General Manager of Microsoft Portugal from 1990 to 2001 | Partner, Marketing Manager, Distribution Manager and General Assistant Manager of Prológica, S.A. from 1987 to 1990 | General Manager and Founding Partner of Intério S.A. in 1986 | Planning and Control Consultant to Duphar Portugal from 1984 to 1989 | Consultant to the Board of Viagens Abreu from 1983 to 1990 | Director, Partner, Programmer and Systems Analyst of Nogueira Informática, S.A./Groupi, Lda., from 1979 to 1985. He has training in the fields of Information Systems, Finance and Planning, Management, Strategic Marketing, Social Organisation and Human Resources.

* Director Rodrigo Costa resigned from his office in the course of the 2007 financial year.

Luís Pacheco de Melo

Portuguese, 41 years old.

Elected for the first time in 2006 | Executive Director of PT Multimédia – Serviços de Telecomunicações e Multimedia, SGPS, S.A., from June 2002 to April 2006 | Director of Cabo TV Madeirense, S.A., from April 2004 to September 2006 | Chairman of the Board of Directors of Cabo TV Açoreana, S.A., from December 2004 to October 2007 | Director of TV Cabo Portugal S.A., from 2002 to 2006 | Director of Lusomundo Audiovisuais S.A. from 2002 to 2006 | Director of Lusomundo Cinemas S.A. from 2002 to 2006 | Director of Lusomundo – Sociedade de Investimentos Imobiliários, SGPS, S.A., from March 2006 to March 2007 | Director of Lusomundo Imobiliária 2, S.A., from March 2006 to March 2007 | Director of PT Conteúdos S.A. from 2002 to 2006 | Director of PT Televisão por Cabo, SGPS, S.A., from 2002 to 2006 | Director of Sport TV from June 2002 to November 2005 | Director of Lusomundo España S.L. from February 2003 to

April 2006 | Central Manager and invited member of the Executive Committee of BES Investimento from 1998 to 2002 | Associate and Director of UBS Warburg from 1994 to 1998. He has a degree in Civil Engineering by the Instituto Superior Técnico with an MBA by IESE Barcelona.

João Pedro Baptista

Portuguese, 49 years old.

Elected for the first time in 2006 | Member of the Audit Committee of the Victoria and Albert Museum in London, since 2005 | Leader of the global telecommunications team in the United Kingdom and partner of Booz Allen Hamilton, from 2005 to 2006 | Global leader for the group of technology, information and entertainment industries of March & McLennan Companies Inc., from 2004 to 2005 | Member of the Executive Committee and partner of Mercer Management Consulting from 1997 to 2005 | Globally responsible person of the technology, information and entertainment group, from 2000 to 2005 | Co-leader for the United Kingdom, from January 2001 to 2005. He has a degree in Mechanical Engineering and a post-graduation studies diploma in Energy by the Federal Politechnical School of Lausanne, Switzerland, and an MBA by the Stanford Graduate School of Business, Stanford, CA, USA.

António Caria

Portuguese, 55 years old.

Elected for the first time in 2006 | Executive Director of TV Cabo Portugal from 2002 to 2006 | Non-executive Director of Cabo TV Açoreana, S.A. from 2004 to September 2007 | Chairman of the Board of Directors and  Managing Director of TV Cabo Tejo from 1998 to 2002 | Managing Director of TV Cabo Lisboa from 2000 to 2002 | Chairman of the Board of Directors of TV Cabo Sado from 1996 to 1998 | Non-executive Director of INESC from 1997 to 2006 | Member of the Board of Fundação Cultursintra from 1999 to 2006 | Member of Associação Empresarial de Setúbal (AERSET) from 1996 to 1998 | Executive Director of Portugal Telecom, S.A., from 1995 to 1996 | Regional Manager in Santarém and Setúbal of Telecom Portugal from 1990 to 1995 | National representative in International Telecommunications Standards Organisations (CEPT and CCITT) from 1983 to 1990 | Engaged to CTT Telecomunicações on 1978, specialising in Automatical, Analogical and Digital Switching, he was responsible for the National Switching Technical Planning at the Engineering Division from 1983 to 1987, and responsible for the first technical-commercial department from 1987 to 1989 | Trainee Enginee at RARET, EDP, and at the technical and professional teaching, Ministry of Education, from

1975 to 1978 | He was granted the title of Specialist in Telecommunications by Ordem dos Engenheiros in 2002 | Commendator of Ordem de Mérito de Pedro Álvares Cabral since 2006. He has a degree in Electrotechnical, Electronic and Telecommunications Engineering by the Instituto Superior Técnico | Post-Graduation in Business Administration by the ISCTE (1988) and by Universidade Nova de Lisboa (1994).

Rui Pedro Soares

Portuguese. 35 years old.

Elected for the first time in 2006 | Executive Director of PT Compras - Serviços de Consultoria e Negociação, S.A., from 2005 to 2006 | Consultant to the Board of Directors of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.,in the fields of Business Intelligence, Service Quality Evaluation, Security and Real Estate Management, from 2001 to 2004 | Executive in Business Intelligence and Competitive Analysis at Banco Cetelem, Banque Nationale de Paris/Paribas Group, from 2000 to 2001 | Assistant of the Socialist Group at the European Parliament from 1998 to 2000. He has a degree in Marketing Management by IPAM - Instituto Português de Administração de Marketing.

•                 Non-Executive Directors

António Viana Baptista*

Portuguese, 50 years old.

Elected for the first time in 2000. Former term of office ended on 31 de December 2005 and he was re-elected in 2006 | Member of the Board of Directors of Telesp Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Centro Oeste Participações, S.A. and Celular CRT Participações, S.A. from 2003 to 2006 | Member of the Board of Directors of Telefónica de Argentina, S.A. from 2003 to 2006 | Chairman of the Board of Directors and Chief Executive Officer of Telefónica Móviles España, S.A., from 2002 to 2006 | Member of the Board of of Directors of Telefónica International, S.A., from1998 to 2002 | Director of Latinoamérica, from 1998 to 2002 | Member of the Board of Directors of Telesp, S.A., from 2001 to 2006 | Director of Emergia Holding N.V. since 2000 | Member of the Sponsorship of Fundación Telefónica since 1999 | Member of the Board of Directors of Telefónica Datacorp, SAU, since 1998 | Member of the Board of Directors of Telefónica Perú Holding since 1998 | Member of the Board of Directors of CTC Chile since 1998 | Member of the Board of Directors of

Telefónica Internacional, S.A., from 1998 to 2002 | Member of the Board of Directors of BPI from 1991 to 1996 | Principal Partner of McKinsey & Company from 1985 to 1991 (Madrid/Lisboa Offices). He has a degree in Economy by Universidade Católica de Lisboa, a post-graduation in European Economy by Universidade Católica Portuguesa, and an MBA by INSEAD, Fontainebleau.

* Director António Viana Baptista resigned from his office in the course of the 2008 financial year.

Fernando Abril-Martorell*

Spanish, 45 years old.

Elected for the first time in 2001. Former term of office ended on 31 de December 2005 and he was re-elected in 2006 | Managing Director and Chief Executive Officer of Credit Suisse Spain. Started working at Credit Suisse in August 2005 | Member of the Board of Directors of Telecomunicações de São Paulo - Telesp from 2001 to 2003 | Chief Operating Officer of Telefónica S.A. from 2000 to 2003 | Chief Executive Officer of Telefónica Publicidad e Información from 1999 to 2000 | Chief Financial Officer of Telefónica, S.A. from 1997 to 1999 | Corporate Finance General Manager of Telefónica Publicidad e Información from 1997 to 1999 | Manager of the Treasury Departament of JP Morgan from 1987 to 1997. He has a Law Degree and a graduation in Business Management and Administration by the ICADE (Madrid).

* Director Fernando Abril-Martorell resigned from his office in the course of the 2008 financial year.

Joaquim de Goes

Portuguese, 41 years old.

Elected for the first time in 2000. Former term of office ended on 31 de December 2005 and he was re-elected in 2006 | Member of the Board of Directors of PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A., from August 2002 to September 2007 | Member of the Board of Directors of BEST - Banco Electrónico de Serviço Total, S.A., from May 2001 to July 2007 | Manager of the Strategic Marketing Department of Banco Espírito Santo, S.A., from 1995 to 1999 | Manager of the Strategic Department of CIMPOR - Cimentos de Portugal, S.A., from 1994 to 1995 | Senior Consultant of Roland Berger & Partner from 1992 to 1993 | Consultant of Roland Berger & Partner from 1989 to 1992. He has a degree in Business Administration and

Management | Specialization in Marketing and Finance, by Universidade Católica Portuguesa | MBA by INSEAD, Fontainebleau.

Amílcar de Morais Pires

Portuguese, 46 years old.

Elected for the first time in 2006. Engaged to Banco Espírito Santo, Finance Department, in 1986 | Appointed Sub-Manager and Head of the Financial Markets and Securities Department in 1989 | Member of the Board of Directors of Soginpar, Sociedade de Gestão de Fundos de Investimento Mobiliário, S.A. from July 1991 to February 1992 | Assistant Manager of the Financial Markets and Securities Department and Member of the Board of Directors of ESER, Socª until 1995 | Coordinating Manager of the Finance, Markets and Studies Departments and person responsible for the management of the treasury department of BES | Adivser of the Board of Directors of Banco Espírito Santo, S.A., in July 2000 | General Manager of Banco Espírito Santo, S.A. in March 2003 | Director of Banco Espírito Santo, S.A. since March 2004. He has a degree in Economy Sciences by Universidade Católica Portuguesa.

Armando Vara*

Portuguese, 53 years old.

Elected for the first time in 2006 | Coordinating Manager of Caixa Geral de Depósitos | Assistant-Minister of the Prime Minister of the XIV Portuguese Government from October 1999 to September 2000 | Minister for Youth and Sports of the XIV Portuguese Government from September 2000 to December 2000. He has a degree in Internacional Relations by Universidade Independente | Pos-graduation in Business Administration by the ISCTE - Instituto Superior Ciências do Trabalho e da Empresa.

* Director Armando Vara resigned from his office in the course of the 2008 financial year.

Jorge Tomé

Portuguese, 53 years old.

He was appointed for the first time in 2002. Former term of office ended on 31 de December 2005 and he was re-elected in 2006 | Non-Executive Director of Caixa Gestão de Patrimónios from 2001 to 2005 | Non-Executive Director of BANIF Imobiliária, S.A., from April to June 2001 | Non-Executive Director of BANIF IMO – Sociedade Gestora de Fundos de Investimento Imobiliário from June 2000 to June 2001 | Director of Sociedade Gestora de Fundos de Pensões, S.A. –

Açor Pensões, S.A. (currently Banif Açor Pensões), from October 1999 to July 2001 | Executive Member of the Boards of Directors of the following Insurance Companies: “O Trabalho” and “O Trabalho Vida”, from May 2000 to July 2001 | Executive Director of Companhia de Seguros Açoreana since December 1996 | Partner of Coopers & Lybrand in Portugal from June 1995 to November 1996 | Manager of Banco Pinto & Sotto Mayor, S.A. with the coordination of the French Branch and Sottomayor Bank of Canada from February to May 1995 | Director of Banco Pinto & Sotto Mayor from March 1994 to January 1995 | Executive Director of SULPEDIP, S.A. (currently PME Investimentos, S.A.), from June 1989 to March 1994 | Technical Officer at the Securities Directorate of Banco Pinto & Sotto Mayor in 1985 | Securities sub-manager and Manager of Banco Pinto & Sotto Mayor from 1986 to 1989 | Director of CPG – Sociedade Gestora de Fundos de Investimento FIPOR | Business Analysis and Industrial and Tourism Projects Technical Officer, engaged in April 1983 | Technical Officer of Coopers & Lybrand Lda., engaged in February 1980 | Economist at the IAPMEI (Instituto de Apoio às Pequenas e Médias Empresas e ao Investimento), engaged in 1979. He has a degree in Business Organization and Administration by the ISCTE and an Applied Economy master by the Faculdade de Economia, Universidade Nova de Lisboa.

Nuno de Almeida e Vasconcellos

Portuguese, 43 years old.

Elected for the first time in 2006 | From 1995 to 2006, Managing Partner in Portugal for consulting field of Heidrick & Struggles | Member of the Board of Directors of several companies | Member of the Compensation Committee of a banking entity. He has a degree in Business Administration by the Curry College, Boston.

Rafael Luís Mora Funes

Spanish, 42 years old.

Elected for the first time in 2007 | Director of Ongoing Strategy Investments | Member of the Compensation Committee of Impresa | Member of the Compensation Committee of Banco Privado Português | Member of the Supervisory Board of the Business School of INDEG – ISCTE | Member of the Board of Automóvel Clube de Portugal | He has a degree in Economics and Management by the University of Malaga.

João de Mello Franco

Portuguese, 61 years old.

Elected for the first time in 1997. Former term of office ended on 31 de December 2005 and he was re-elected in 2006 | Member of the Board of Directors of José de Mello Participações, SGPS, S.A., from 2002 to 2006 | Vice-Chairman of the Board of Directors of José de Mello Imobiliária from 2001 a 2004 | Chairman of the Board of Directors of José de Mello Residências e Serviços from 2001 a 2004 | Chairman of the Board of Directors of Imopólis (SGFII) from 2001 a 2004 | Chairman of the Board of Directors of Engimais from 2001 a 2004 | Member of the Board of Directors of International Shipowners Reinsurance Co from 1998 a 2005 | Member of the Senior Council of PT from 1996 to 1997 | Chairman of the Board of Directors of Soponata - Sociedade Portuguesa de Navios Tanques, S.A., from 1997 to 2001 | Chief Executive Officer and Vice-Chairman of the Board of Directors of LISNAVE from 1995 to 1997 | Chairman of the Board of Directors of Marconi from 1994 to 1995 | Chairman of the Board of Directors of Guiné Telecom from 1994 to 1995 | Chairman of the Board of Directors of Companhia Santomense de Telecomunicações from 1994 to 1995 | Member of Board of Directors of CN - Comunicações Nacionais, S.A., from 1993 to 1995 | Chairman of the Board of Directors of Associação Portuguesa para o Desenvolvimento das Comunicações from 1993 to 1995 | Chairman of the Board of Directors of TMN - Telecomunicações Móveis Nacionais, S.A. from 1991 to 1994 | Chairman of the Board of Directors of TLP - Telefones de Lisboa e Porto S.A. from 1989 to 1994 |

Manager of TDC - Tecnologia das Comunicações, Lda. from 1986 to 1989. He has a degree in Mechanical Engineering by the Instituto Superior Técnico | Scholarship by Junta de Energia Nuclear for a specialization in Nuclear Power Plant Mechanical Technology | Additional Training in Strategic Management and High Business Management (PADE).

Thomaz Paes de Vasconcellos

Portuguese, 50 years old.

Elected for the first time in 2003. Term of office ended on 31 December 2005 and he was re-elected in 2006 | General Manager and Member of the Board of Directors of Vendal, ALD, Sfac, Unirent from 1988 to 1998 | Senior Manager of Arthur Andersen & Co., from 1980 to 1987 | Controller of Hubbard Group from 1987 to 1988 | Chartered Accountant no. 561 since 1985, he has been a member and/or the Chartered Accountant of several Supervisory Boards | Managing Partner of TPV – Consultoria e Gestão, Lda, since 1999 | He has a degree in Business Management and Administration by Universidade Católica Portuguesa since 1980.

José Xavier de Basto

Portuguese, 69 years old.

Elected for the first time in 2007 | Member of Centro de Estudos da Câmara dos Técnicos Oficiais de Contas (CTOC) | Tax consultant | Retired lecturer at the Faculty of Economics of Coimbra University |. He has a Law degree by Coimbra University (1960). Complementary Course in Political Economic Sciences (1961).

Franquelim Alves

Portuguese. 53 years old.

Elected for the first time in 2006 | Director of Cinveste Group between 2006 and 2007 | Chairman of the Board of Directors and Chief Executive Officer of IGCP - Instituto de Gestão do Crédito Público, from 2004 to 2006 | Assistant Secretary of State to the Minister of Economy from 2003 to 2004 | Chairman of the Board of Directors of SIMAB - Sociedade Instaladora de Mercados Abastecedores, S.A. from 2002 to 2003 | Financial Director of Lusomundo Group, from 2000 to 2002 | Director of Lusomundo, SGPS S.A., Lusomundo Net, Diário de Notícias, Lusomundo Media, SGPS S.A. and Lusomundo Audiovisuais, SGPS, S.A., from 2000 to 2002 | Director of PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A., from 2000 to 2002 | He has a degree in Economics by the ISE - Instituto Superior de Economia. MBA in Finance by

Universidade Católica. Wharton School Advanced Management Program, University of Pennsylvania.

Gerald S. McGowan

American, 61 years old.

Elected for the first time in 2003. Term of office ended on 31 de December 2005 and he was re-elected in 2006 | Member of the Board of Directors of the Virginia Center for Innovative Technology from 2004 to 2007 | United States Ambassador to Portugal from 1998 to 2001 | Member of the Board of Directors of the “Overseas Private Investment Corporation” (OPIC) from 1996 to 1997 | Member of the Board of Directors of the Virginia Port Authority from 2002 to 2003 | Member of the Board of Directors of Cellular Telecomunications Industry Association from 1992 to 1994. He has a Law degree by Georgetown University Law Center (J.D. 1974) and Georgetown University (B.S.B.A. 1968)

Francisco Pereira Soares

Portuguese, 58 years old.

Elected for the first time in 2006 | Economic Consultant at the Civil House of the President of the Republic of Portugal, from 2001 to 2006 | Chairman of the Executive Committee of API Capital, Sociedade de Capital de Risco, S.A., from January 2003 to October 2004 |  Chairman of the Board of Directors of API Capital, Sociedade de Capital de Risco, S.A., from May 2004 to January 2005 | Director of NAER - Novo Aeroporto, S.A. from 2001 to 2002. He has an Economics degree by ISCEF (Universidade Técnica de Lisboa), 1972 | Master of Science in Management by Arthur D. Little Management Education Institute, Cambridge Massachusetts, EUA (1979) | Master in Public Administration by Harvard University, John F. Kennedy School of Government, Cambridge Massachusetts, USA (1981).

Fernando Soares Carneiro

Portuguese, 58 years old.

Elected for the first time in 2006 | Between 2003 and 2006, economy adviser at the Portuguese Ambassy in London and representative of Portugal in the International Organizations of Base Products | Between 2002 and 2003, consultant | Chairman of the Board of Directors of Somincor - Sociedade Mineira de Neves-Corvo, S.A., from 1998 to 2002 | Chairman of the Board of Directors of EDM - Empresa de Desenvolvimento Mineiro, S.A., from 1998 to 2002 | Director of the International Copper Association, from 1998 to 2002 | Director of the European Bank for

Reconstruction and Development from 1993 to 1998 | Director of the World Bank Group from 1989 to 1993 | He has a degree in Mining Engineering by the Instituto Superior Técnico, Universidade Técnica de Lisboa.

Luís de Azevedo Coutinho

Portuguese, 47 years old.

Elected for the first time in 2006 | Invited Assistant Professor at the Economics College, Universidade Nova de Lisboa | Member of  the Audit Committee of PT, SGPS, S.A., between 2006 and 2007 | Director and Member of the Audit Committee of EDP - Energias de Portugal S.A., from May 2003 to 2006 | Manager of AMEC - Associação Música, Educação e Cultura, from 2003 to 2005 | Consultant at the Municipality of Lisbon (“Câmara Municipal de Lisboa”), from 2002 to 2003 | Director of Valora - Serviços de Apoio à Emissão Monetária, S.A., from 1999 to 2002 | Consultant to the Board of Abrantina Group from 2000 to 2007 | Director of the Abrantina Group between 1991 and 1999 | Consultant at the Bank of Portugal, Fundação Calouste Gulbenkian and IPE | He has a degree in Business Management and Administration by Universidade Católica. MBA by Universidade Nova de Lisboa.

On 12 February 2008, José María Alvarez-Pallete López, Santiago Fernández Valbuena and Francisco Manuel Bandeira were co-opted onto the Board of Directors to complete the 2006-2008 term of office.

Glossary

ADR	American Depositary Receipt. Depositary certificate listed and traded on the New York Stock Exchange in representation of a foreign share. 1 PT ADR = 1 PT share.

ADSL	Asymmetric Digital Subscriber Line. Technology that allows high volume data transmission (broadband) over traditional phone lines.

ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

CCPU	Cash Cost Per User. CCPU = monthly average operating costs minus provisions, depreciation and amortisation and sales of equipment per average number of users in the period.

CDMA	Code Division Multiple Access. Wireless interface technology for mobile networks based on spectral spreading of the radio signal and channel division by code domain.

CRM	Customer Relationship Management.

Curtailment costs	Work force reduction programme costs.

EBITDA	EBITDA = income from operations + depreciation and amortisation.

EBITDA margin	EBITDA Margin= EBITDA / operating revenues.

Euronext or Euronext Lisbon	The domestic stock market upon which PT shares are listed and traded.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid – payments related with PRB – income taxes paid +/- dividends paid/received +/- other cash movements.

GAAP	Generally Accepted Accounting Principles.

Gearing ratio	Gearing ratio = net debt / (net debt + equity).

Goodwill	Goodwill is the excess amount that results if an acquisition cost is higher than the book value of the acquired company.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

NYSE	New York Stock Exchange.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Pay to basic ratio	Pay to basic ratio = total premium subscriptions per number of Pay TV customers.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SEC	US Securities and Exchange Commission. The US regulator for capital markets.

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

Board of Directors

Chairman and CEO
Henrique Granadeiro

Deputy CEO
Zeinal Bava
Executive officers
Luís Pacheco de Melo
João Pedro Baptista
António Caria
Rui Pedro Soares

Non-executive officers
Santiago Fernández Valbuena
José María Álvarez-Pallete López
Joaquim Goes
Amílcar de Morais Pires
Francisco Marques Bandeira
Jorge Tomé
Nuno de Almeida e Vasconcellos
Rafael Mora Funes
João de Mello Franco
Thomaz Paes de Vasconcellos
José Xavier de Basto
Franquelim Alves
Gerald McGowan
Francisco Pereira Soares
Fernando Soares Carneiro
Luís de Azevedo Coutinho

Key figures

Financial data by business segment	Euro million

	Wireline		TMN		Vivo		Other
	2007	2006	2007	2006	2007	2006	2007	2006
Operating revenues	1,962.4	2,071.8	1,542.9	1,502.4	2,463.0	2,104.7	180.1	86.4
EBITDA	1,008.8	1,072.9	679.0	658.7	595.0	496.2	73.9	9.2
EBITDA margin (%)	51.4	51.8	44.0	43.8	24.2	23.6	n.m.	n.m.
Capex	292.1	238.5	198.0	188.6	359.9	386.8	64.4	53.8
EBITDA minus Capex	716.7	834.3	481.0	470.1	235.1	109.4	9.5	(44.6)
Capex as % of revenues (%)	14.9	11.5	12.8	12.6	14.6	18.4	n.m.	n.m.

Consolidated financial data	Euro million

	2007	2006	y.o.y
Operating revenues	6,148.4	5,765.3	6.6%
EBITDA	2,356.7	2,237.0	5.3%
Income from operations	1,233.6	1,106.3	11.5%
Net income	741.9	866.8	(14.4)%
Total assets	13,122.2	14,171.2	(7.4)%
Net debt	4,381.8	3,756.6	16.6%
Total shareholders’ equity	2,081.8	3,106.0	(33.0)%
Share capital	30.8	395.1	(92.2)%
Gearing (%)	67.8	54.7	13.1pp
EBITDA margin (%)	38.3	38.8	(0.5pp )
Net debt / EBITDA (x)	1.9	1.7	0.2x
Adjusted net debt / EBITDA (x) (1)	2.3	2.3	0.0x
EBITDA / net interest (x)	11.9	10.2	1.8x
Capex	899.3	867.7	3.6%
Capex as % of revenues (%)	14.6	15.1	(0.4pp )
EBITDA minus Capex	1,457.4	1,369.3	6.4%
Total group employees	28,638	30,682	(6.7)%
Domestic market	10,338	11,336	(8.8)%
International market	18,300	19,346	(5.4)%

(1)Net debt plus after-tax unfunded post retirement benefit obligations divided by EBITDA excluding PRB.

Operating figures

Customer base (‘000)

	2007	2006	y.o.y
Wireline	4,176	4,404	(5.2)%
Mobile	39,745	34,757	14.4%
Broadband (ADSL retail)	652	685	(4.9)%

Wireline

	2007	2006	y.o.y
Main accesses (‘000)	4,176	4,404	(5.2)%
Retail accesses	3,682	4,001	(8.0)%
PSTN/ISDN	3,010	3,317	(9.2)%
Traffic-generating lines	2,772	2,909	(4.7)%
Carrier pre-selection	238	408	(41.7)%
ADSL retail (1)	652	685	(4.9)%
TV subscribers	21	0	n.m.
Wholesale accesses	494	403	22.6%
Unbundled local loops	291	196	48.7%
Wholesale line rental	140	142	(1.4)%
ADSL wholesale	62	65	(3.5)%
Net additions (‘000)	(227)	(74)	n.m.
Retail accesses	(319)	(353)	(9.8)%
PSTN/ISDN	(306)	(453)	(32.3)%
Traffic-generating lines	(136)	(285)	(52.2)%
Carrier pre-selection	(170)	(168)	1.4%
ADSL retail	(33)	100	n.m.
TV subcribers	21	0	n.m.
Wholesale accesses	91	279	(67.4)%
Unbundled local loops	95	124	(22.9)%
Wholesale line rental	(2)	142	n.m.
ADSL wholesale	(2)	13	n.m.
Pricing plans (‘000)	4,304	2,827	52.2%
ARPU (Euro)	30.4	30.1	1.1%
Voice	24.5	25.0	(2.2)%
Data and other	5.9	5.0	17.5%
Total traffic (million minutes)	12,502	13,442	(7.0)%
Retail traffic	5,217	5,575	(6.4)%
Wholesale traffic	7,285	7,867	(7.4)%
Retail MOU (minutes / month)	159	158	0.6%
Employees	6,354	7,181	(11.5)%
Fixed lines per employee	657	613	7.2%

(1) Includes a database cleanup (related with inactive prepaid broadband customers) of 103 thousand.

Domestic mobile _ TMN (1)

	2007	2006	y.o.y
Customers (‘000)	6,261	5,704	n.m.
Net additions (‘000)	558	391	n.m.
MOU (minutes)	121	120	n.m.
ARPU (Euro)	19.8	21.0	(5.7)%
Customer	15.8	16.6	(4.5)%
Interconnection	3.5	3.8	(7.5)%
Roamers	0.5	0.6	(24.9)%
ARPM (Euro cents)	16.4	17.5	(6.0)%
Data as % of service revenues (%)	16.0	13.3	2.8pp
SARC (Euro)	46.9	55.1	(14.9)%
Employees	1,144	1,140	0.4%

(1) Includes MVNO subscribers.

Brazilian mobile _ Vivo

	2007	2006	y.o.y
Customers (‘000)	33,484	29,053	n.m.
Net additions (‘000)	4,430	(752)	n.m.
MOU (minutes)	77	74	n.m.
ARPU (R$)	30.4	27.1	n.m.
Customer	17.3	15.7	n.m.
Interconnection	13.1	11.5	n.m.
Data as % of service revenues (%)	7.9	6.8	1.1pp
SARC (R$)	109.7	130.7	(16.1)%
Employees	5,600	5,896	(5.0)%

Additional information to shareholders

Listing

PT shares are listed on the Euronext Stock Exchange (symbol: PTC.LS) and the New York Stock Exchange, as ADRs-American Depository Receipts (symbol: PT). One ADR represents one ordinary share.

The company’s share capital, as at 31 December 2007, comprised 1,025,800,000 shares with a par value of 3 cents each, with 1,025,799,500 shares listed on the Euronext and the New York Stock Exchange. There were 48,731,494 ADRs registered on the same date, representing 4.8% of PT’s total share capital.

Stock Market Data

	2007	2006
As at 31 December
Share capital (Euro)	30,774,000	395,099,775
Number of shares	1,025,800,000	1,128,856,500
Price (Euro) (1)	8.93	8.22
Market capitalisation (Euro million)	9,160	11,108

Gross dividend per share (Euro) (2)	0.575	0.475
Dividend yield	6.4%	5.8%
Net income (Euro million)	742	867
Pay-out ratio	79.5%	61.9%

Price / transactions
High (Euro) (1)	9.60	8.60
Low (Euro) (1)	8.02	6.76
Volume (million of shares)	1,343	1,220
Traded Value (Euro million)	13,343	12,207
% of total traded volume (Euronext Lisbon)	14%	23%

Performance
Portugal Telecom (1)	8.6%	15.1%
PSI-20	16.3%	29.9%
DJ Stoxx Telecom Europe	14.6%	16.9%

(1) Prices adjusted by the spin-off of PT Multimédia. (2) Subject to Shareholder’s approval at the AGM to be held on 28 March 2008.

Financial timetable 2008

28 February

Full year results 2007

28 March

Annual General Shareholders’ Meeting
Form 20-F filing with the SEC

8 May

First quarter results 2008

7 August

First half results 2008

13 November

First nine months results 2008

Contacts

Investor relations

Nuno Prego

Investor Relations Director

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

Tel: +351 21 500 1701

Fax: +351 21 500 0800

E-mail: nuno.prego@telecom.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (annual and half year reports, Form 20-F, press releases, etc).

Depositary bank

The Bank of New York

ADR Division

101 Barclay Street, 22nd Floor

New York, NY 10286, USA

Tel: +1 212 815 2367

Fax: +1 212 571 3050

Holders of ADRs may also request additional information directly from PT’s depositary bank for ADRs in New York.

Website

All publications and communications, in addition to information on the company’s products, services and business are also available at www.telecom.pt

Registered office

Portugal Telecom, SGPS, SA

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel: +351 21 500 2000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.